   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 10, 1997
                                                                   NO. 333-
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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
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                                   FORM S-11
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                                ----------------
                         ENTERTAINMENT PROPERTIES TRUST

             (Exact name of Registrant as specified in its charter)
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           MARYLAND                          6798                  43-179877
 (State or other jurisdiction    (Primary Standard Industrial   (I.R.S. Employer
              of                 Classification Code Number)     Identification
incorporation or organization)                                      Number)

                             1221 BALTIMORE AVENUE
                          KANSAS CITY, MISSOURI 64105
                                 (816) 480-4649

                    (Address of Principal Executive Offices)
                               ------------------

                                 PETER C. BROWN
                         ENTERTAINMENT PROPERTIES TRUST
                             1221 BALTIMORE AVENUE
                          KANSAS CITY, MISSOURI 64105
                                 (816) 480-4649

                    (Name and address of agent for service)

                                   COPIES TO:

   ALISON S. RESSLER        RAYMOND F. BEAGLE, JR.         YAACOV M. GROSS
  SULLIVAN & CROMWELL        LATHROP & GAGE L.C.      WILLKIE FARR AND GALLAGHER
444 SOUTH FLOWER STREET   2345 GRAND BOULEVARD, 24TH     ONE CITICORP CENTER
 LOS ANGELES, CA 90071              FLOOR                153 EAST 53RD STREET
                            KANSAS CITY, MO 64108         NEW YORK, NY 10022

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        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  As soon as practicable after this registration statement becomes effective.
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    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
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                        CALCULATION OF REGISTRATION FEE

                                                                                       PROPOSED MAXIMUM
                    TITLE OF CLASS OF                             AMOUNT TO               AGGREGATE               AMOUNT OF
               SECURITIES TO BE REGISTERED                     BE REGISTERED(1)       OFFERING PRICE(2)        REGISTRATION FEE
Common Shares of Beneficial Interest, $.01 par value per
  share...................................................    15,737,000 Shares          $330,477,000              $100,145

(1) Includes 2,037,000 Shares that may be sold pursuant to the exercise of the Underwriters' over-allotment option.

(2) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457.
                               ------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

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INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                SUBJECT TO COMPLETION, DATED SEPTEMBER 10, 1997

                               13,700,000 SHARES

                         ENTERTAINMENT PROPERTIES TRUST

                      COMMON SHARES OF BENEFICIAL INTEREST
                           (PAR VALUE $.01 PER SHARE)
                                ----------------

    Entertainment Properties Trust, a Maryland real estate investment trust (the "Company"), is being formed to capitalize on the opportunities created by the development of destination entertainment and entertainment-related properties including larger theatre complexes. The Company believes that entertainment is emerging as an important and discrete sector of the retail real estate industry and, as a result of its focus on properties in this sector, it will have a competitive advantage in providing capital to operators of such properties. The principal business strategy of the Company is to acquire and develop a diversified portfolio of high-quality properties leased to entertainment and entertainment-related business operators generally under long-term triple net leases. The Company's initial portfolio will consist of twelve megaplex theatres (the "Initial Properties") purchased from subsidiaries of AMC Entertainment Inc. ("AMCE"). The Company will also have options to acquire up to five additional megaplex theatres (the "Option Properties"). The Properties are all state-of-the-art theatres equipped with amenities that significantly enhance the audio and visual experience for the patron. The Company will lease all of the Initial Properties and, if acquired, the Option Properties to American Multi-Cinema, Inc. ("AMC"), a wholly owned subsidiary of AMCE. In addition, the Company will have certain rights to purchase additional megaplex theatre and related entertainment properties owned (or ground-leased) by AMCE or its subsidiaries in the future. The Company intends to pay regular quarterly distributions, initially at a rate of $1.60 per share per annum, beginning with a pro-rated dividend for the quarter ended December 31, 1997. See "Distributions." Upon consummation of the Formation Transactions (as defined herein), the Company will have no outstanding indebtedness and $200 million available under a bank credit facility.

    All of the common shares of beneficial interest, $0.01 par value per share (the "Shares"), offered hereby (the "Offering") are being sold by the Company. Concurrently with the Offering, certain executive officers will purchase 120,000 Shares from the Company at the initial public offering price. Prior to the Offering, there has been no public market for the Shares. It is currently estimated that the initial public offering price per Share will be between $19.00 and $21.00. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price.

    Application will be made to list the Shares on the New York Stock Exchange under the symbol "EPR."

    SEE "RISK FACTORS" BEGINNING ON PAGE 14 OF THIS PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS RELEVANT TO AN INVESTMENT IN THE SHARES.

    The risk factors include:

    - The dependence on AMC, as the lessee of the Initial Properties and, if acquired, the Option Properties, and AMCE, as the guarantor of AMC's lease obligations.

    - Potential conflicts of interest between the Company and its affiliates and AMCE and its affiliates, including the lack of arm's-length negotiations with respect to the purchase price of the Initial Properties and the Option Properties (the "Properties").

    - The Company's lack of operating history, management's lack of experience in operating a real estate investment trust and the availability of suitable acquisition and development opportunities.

    - Actual Cash Available for Distribution (as hereinafter defined) may be insufficient to allow the Company to maintain its proposed initial distribution rate.

    - Operating risks inherent in the entertainment industry.

    - Dependence on key personnel, particularly the Company's President, Chief Financial Officer and Chairman of the Board of Trustees.

    - General real estate investment risks.

    - The taxation of the Company as a regular corporation if it fails to qualify as a real estate investment trust.

    - Restrictions on the ownership of outstanding Shares.
                             ---------------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
         PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.
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                                                                     INITIAL PUBLIC  UNDERWRITING   PROCEEDS TO
                                                                     OFFERING PRICE   DISCOUNT(1)    COMPANY(2)
                                                                     --------------  -------------  ------------
Per Share..........................................................   $               $              $
Total(3)...........................................................   $               $              $

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(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting estimated expenses of $2.0 million payable by the Company.

(3) The Company has granted the Underwriters an option for 30 days to purchase up to an additional 2,037,000 Shares at the initial public offering price per Share, less the underwriting discount, solely to cover over-allotments. If such option is exercised in full, the total Initial Public Offering
    Price, Underwriting Discount and Proceeds to Company will be $           ,
    $          and $           , respectively. See "Underwriting."
                             ---------------------

    The Shares offered hereby are offered severally by the Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that certificates for the Shares will be ready for delivery in New York, New York on or about
             , 1997, against payment therefor in immediately available funds.

GOLDMAN, SACHS & CO.                                  MORGAN STANLEY DEAN WITTER
            SALOMON BROTHERS INC
                                  FURMAN SELZ

                                              PRUDENTIAL SECURITIES INCORPORATED
                                  ------------

               The date of this Prospectus is             , 1997.

                           (MAP) (FOLD-OUT) (PICTURE)

    IN CONNECTION WITH THE OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE SHARES AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

    CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE SHARES, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN SUCH SHARES, AND THE IMPOSITION OF A PENALTY BID, IN CONNECTION WITH THE OFFERING. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               TABLE OF CONTENTS

                                                                                          PAGE
                                                                                          -----
AVAILABLE INFORMATION................................................................           1
PROSPECTUS SUMMARY...................................................................           2
  The Company........................................................................           2
  Business Objectives and Strategies.................................................           4
  Growth Strategy....................................................................           4
  Operating Strategy.................................................................           4
  Capitalization Strategy............................................................           4
  Business of the Company and its Properties.........................................           5
  The Properties.....................................................................           5
  The Initial Properties.............................................................           5
  The Option Properties..............................................................           6
  Future AMCE Properties.............................................................           7
  Planet Movies Properties...........................................................           7
  Entertainment Themed Retail Centers................................................           7
  Summary Risk Factors...............................................................           8
  Leases.............................................................................           9
  Summary Selected Financial Information.............................................          10
  AMC Entertainment Inc..............................................................          12
  Distributions......................................................................          12
  The Offering.......................................................................          13
  Tax Status of the Company..........................................................          13
RISK FACTORS.........................................................................          14
  Dependence on AMC and AMCE.........................................................          14
  Conflicts of Interest..............................................................          14
  Lack of Operating History..........................................................          15
  Initial Distribution Policy........................................................          16
  Operating Risks Inherent in the Entertainment Industry.............................          16
  Dependence on Key Personnel........................................................          16
  General Real Estate Investment Risks...............................................          17
  Taxation of the Company as a REIT..................................................          19
  Limitations on Size of Holdings of Shares and Change in Control....................          19
  Lack of Control over Day-to-Day Operations and Management of the Properties........          20
  Changes in Policies................................................................          21
  No Prior Market for Shares.........................................................          21
  Effect of Market Interest Rates on Share Prices....................................          21
  Dilution...........................................................................          21
THE COMPANY..........................................................................          22
  General............................................................................          22
  Business Objectives and Operating Strategies.......................................          22
USE OF PROCEEDS......................................................................          25
CAPITALIZATION.......................................................................          26
DISTRIBUTIONS........................................................................          27
DILUTION.............................................................................          29
THE COMPANY'S SELECTED FINANCIAL INFORMATION.........................................          30

                                                                                          PAGE
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THE COMPANY'S MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
  OF OPERATIONS......................................................................          32
  Overview...........................................................................          32
  Results of Operations..............................................................          32
  Pro Forma Results of Operations....................................................          32
  Liquidity and Capital Resources....................................................          33
  Funds from Operations..............................................................          34
  Inflation..........................................................................          34
BUSINESS OF THE COMPANY AND ITS PROPERTIES...........................................          35
  Overview...........................................................................          35
  The Properties.....................................................................          35
  Land Parcels.......................................................................          44
  Future AMCE Properties.............................................................          45
  Planet Movies Properties...........................................................          45
  Theatrical Exhibition Industry and Megaplex Theatres...............................          46
  Entertainment Themed Retail Centers................................................          47
  Governmental Regulations Affecting the Properties..................................          48
  Insurance Coverage.................................................................          48
  Competition........................................................................          49
  Legal Proceedings..................................................................          49
LEASES...............................................................................          49
MANAGEMENT...........................................................................          54
  Trustees and Executive Officers of the Company.....................................          54
  Classification of Trustees.........................................................          55
  Committees of the Board............................................................          55
  Compensation of Trustees...........................................................          55
  Executive Compensation.............................................................          56
  Employment Agreements..............................................................          56
  Compensation Programs..............................................................          57
  Trustee Liability Limitation and Indemnification...................................          58
AMC ENTERTAINMENT INC................................................................          60
  Business of AMCE...................................................................          60
  AMCE Properties....................................................................          61
  AMCE's Selected Consolidated Financial Information.................................          61
  AMCE's Management's Discussion and Analysis of Financial Condition and Results of
    Operations.......................................................................          64
  Liquidity and Capital Resources....................................................          72
  Recently Issued Financial Accounting Pronouncements................................          74
CERTAIN RELATIONSHIPS AND TRANSACTIONS...............................................          75
  Purchase of Initial Properties.....................................................          75
  Option Properties..................................................................          75
  Right to Purchase..................................................................          75
  Employment Agreements..............................................................          75
  Company Offices....................................................................          75
  Purchase of Shares by Executive Officers...........................................          75

                                                                                          PAGE
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POLICIES AND OBJECTIVES WITH RESPECT TO CERTAIN ACTIVITIES...........................          76
  Investment Objectives and Policies.................................................          76
  Dispositions; AMC's Right of First Refusal.........................................          76
  Financing..........................................................................          76
  Working Capital Reserves...........................................................          77
  Conflict of Interest Policies......................................................          77
  Declaration of Trust and Bylaw Provisions..........................................          77
  Other Policies.....................................................................          78
CONFLICTS OF INTEREST................................................................          78
  General............................................................................          78
  Potential Conflicts of Interest....................................................          78
  Steps Taken by the Company to Address Potential Conflicts of Interest..............          79
THE FORMATION TRANSACTIONS...........................................................          79
  Benefits to the Company and its Officers and Trustees..............................          80
  Benefits to AMCE...................................................................          81
PRINCIPAL SHAREHOLDERS OF THE COMPANY................................................          82
RELATIONSHIP BETWEEN AMCE AND THE COMPANY AFTER THE FORMATION TRANSACTIONS...........          83
DESCRIPTION OF SHARES OF BENEFICIAL INTEREST.........................................          85
  General............................................................................          85
  Common Shares......................................................................          85
  Preferred Shares...................................................................          86
  Power to Issue Additional Shares and Preferred Shares..............................          86
  Restriction on Size of Holdings of Shares..........................................          86
CERTAIN PROVISIONS OF MARYLAND LAW AND OF THE COMPANY'S DECLARATION OF TRUST AND
  BYLAWS.............................................................................          88
  Classification and Removal of Trustees.............................................          88
  Trustee Liability Limitation and Indemnification...................................          89
  Business Combinations..............................................................          90
  Control Share Acquisitions.........................................................          90
  Amendment to the Declaration of Trust..............................................          91
  Dissolution of the Company.........................................................          91
  Advance Notice of Trustee Nominations and New Business.............................          91
  Anti-takeover Effect of Certain Provisions of Maryland Law and of the Declaration
    of Trust and Bylaws..............................................................          91
  Maryland Asset Requirements........................................................          92
SHARES AVAILABLE FOR FUTURE SALE.....................................................          92
FEDERAL INCOME TAX CONSIDERATIONS....................................................          92
  Taxation of the Company as a REIT..................................................          93
  Taxation of Holders of Shares......................................................          99
  Other Tax Consequences.............................................................         103
UNDERWRITING.........................................................................         104
EXPERTS..............................................................................         105
VALIDITY OF SHARES...................................................................         105
GLOSSARY.............................................................................         106
INDEX TO FINANCIAL STATEMENTS........................................................         F-1

                             AVAILABLE INFORMATION

    The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-11 under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Shares offered hereby (the "Registration Statement"). This Prospectus, which is part of the Registration Statement, does not contain all the information set forth in the Registration Statement and the exhibits thereto. For further information with respect to the Company and the Shares, reference is made to the Registration Statement and such exhibits filed therewith. Any statements contained herein concerning the provisions of any document are not necessarily complete, and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.

    For further information with respect to the Company and the Shares, reference is made to the Registration Statement and such exhibits, copies of which may be examined without charge at, or copies obtained upon payment of prescribed fees from, the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and will also be available for inspection and copying at the regional offices of the Commission located at 7 World Trade Center, Suite 1300, New York, New York 10048 and at Citicorp Center, Suite 1400, 500 West Madison Street, Chicago, Illinois 60661-2511. The Commission also maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file documents with the Commission, including the Company, and the address is http://www.sec.gov. Moreover, application will be made to list the Shares on the New York Stock Exchange (the "NYSE"). Accordingly, upon official notice of issuance, periodic reports, proxy material, and other information concerning the Company, when filed, may be inspected at the offices of the NYSE, Operations, 20 Broad Street, New York, New York 10005.

    Following the closing of the Offering, the Company will be subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and will, therefore, be required to file reports, proxy and information statements and other information with the Commission pursuant to the reporting requirements of Section 13(a) thereof, in addition to any other legal or NYSE requirements. Such reports, statements and information can also be inspected and copied at the Commission's offices and web site listed above.

    The Company intends to furnish its shareholders with annual reports containing consolidated financial statements audited by its independent certified public accountants and with quarterly reports containing unaudited condensed consolidated financial statements for each of the first three quarters of each fiscal year.

                               PROSPECTUS SUMMARY

    The following summary is qualified in its entirety by the more detailed information and financial statements, and the notes thereto, appearing elsewhere in this Prospectus. Unless otherwise indicated, the information contained in this Prospectus assumes (i) an initial public offering price per Share of $20.00 (the mid-point of the range of estimated initial public offering prices set forth on the front cover of this Prospectus); (ii) the consummation of the Formation Transactions; and (iii) no exercise of the Underwriters' over-allotment option. AMC Entertainment Inc. ("AMCE") is not offering any securities hereby and will not directly receive any of the proceeds of the Offering. AMCE's consolidated financial statements have been included in this Prospectus due to the Company's initial dependence on American Multi-Cinema, Inc. ("AMC") as the sole lessee of the Properties and AMCE's guarantee of AMC's obligations under the Leases. References to "AMCE" and "AMC" include their consolidated subsidiaries unless the context otherwise requires. See "Glossary" for the definitions of certain terms used in this Prospectus.

                                  THE COMPANY

    The Company is being formed to capitalize on the opportunities created by the development of destination entertainment and entertainment-related properties including larger theatre complexes. The Company believes that entertainment is emerging as an important and discrete sector of the retail real estate industry and, as a result of its focus on properties in this sector, it will have a competitive advantage in providing capital to operators of such properties. The principal business strategy of the Company is to acquire and develop a diversified portfolio of high-quality properties leased to entertainment and entertainment-related business operators generally under long-term triple net leases. The Company will focus primarily on megaplex theatres and entertainment themed retail centers. Megaplex theatres have at least 14 screens with predominantly stadium-style seating (seating with an elevation between rows to provide unobstructed viewing) and are generally equipped with amenities that significantly enhance the audio and visual experience for the patron. The Company believes that the development of megaplex theatres has accelerated the obsolescence of many existing movie theatres by setting new standards for moviegoers, who have demonstrated their preference for the more attractive surroundings, wider variety of films, better customer service and more comfortable seating typical of megaplex theatres. As a result of the significant capital commitment involved in building such properties and the experience and industry relationships of the Company's management, the Company believes that it will have opportunities to provide capital to businesses that seek to develop and operate such properties but would rather lease than own their real estate properties. The Company's ability to finance the acquisition of such properties will enable it to grow and diversify its asset base.

    The Company's initial portfolio will consist of the Initial Properties purchased from subsidiaries of AMCE for an aggregate purchase price of approximately $247.3 million. The Initial Properties consist of twelve megaplex theatres with an aggregate of 282 screens and 54,840 seats, each of which is located in a large metropolitan market and has been constructed since May 1995 or is currently under construction. Four of the Initial Properties are among the twelve highest grossing theatres in the United States and each of the eight operating Initial Properties is the highest grossing theatre in the local geographic area in which it operates. The Company will also have options to acquire any or all of the Option Properties for the cost to AMC of developing and constructing such property (estimated to aggregate $136.8 million if all the Option Properties are purchased). The Option Properties are megaplex theatres that will have an aggregate of 134 screens and 27,380 seats and are currently under construction, with the last theatre expected to be completed and opened by July 1998. The Initial Properties and the Option Properties represent all of the AMC-owned (or ground-leased) megaplex theatres with the exception of one property that is not readily transferable to the Company. One of the Initial Properties and three of the Option Properties have adjacent land parcels that, if not under contract for sale or sold at the time of the related theatre acquisition, may be purchased by the Company for an aggregate purchase price of

$10.4 million. The related land parcels, if acquired, may be developed by the Company and leased or sold to third parties for development as restaurant or retail sites that complement the megaplex theatre entertainment experience.

    In addition, the Company will have a right of first refusal and first offer to purchase and lease back to AMC any megaplex theatre and related entertainment property acquired or developed and owned (or ground-leased) by AMCE or its subsidiaries for a period of five years following the closing of the Offering. This right to purchase is intended to give the Company access to new projects operated by subsidiaries of AMCE, thereby providing opportunities for future growth, although AMCE will be free to develop properties with, and lease properties from, third party developers other than the Company. The Company believes that there will also be additional opportunities to develop and acquire similar high-quality entertainment and entertainment-related properties for and from other operators, including Planet Movies Company, L.P. ("Planet Movies"), a joint venture between AMCE and Planet Hollywood International, Inc. ("Planet Hollywood").

    The Company will lease all of the Initial Properties and, if acquired, the Option Properties to AMC, and AMC will continue to operate the Properties. The Properties will be leased to AMC pursuant to long-term triple net leases (the "Leases") that require AMC to pay substantially all expenses associated with the operation of such Properties, such as taxes and other governmental charges, insurance, utilities, service, maintenance and any ground lease payments. All of the Leases will provide for base rent with certain annual escalations and percentage rent on revenues in excess of a baseline amount and will have primary terms ranging from 13 to 15 years that may be extended upon the same terms and conditions for four additional five-year periods at the option of AMC. The Initial Properties are expected to generate aggregate initial annual cash rent of approximately $26.0 million, which represents a 10.5% lease rate based on the purchase price for such Properties. The Company believes that the lease rate represents a fair market rental rate based on comparable triple net lease transactions. The Company will have general recourse to AMC under the Leases and to AMCE under its guarantee of AMC's obligation under the Leases, but AMC's payment obligations under such Leases and AMCE's obligations under its guarantee will not be secured by any assets of AMC or AMCE. Certain obligations of AMC under the Leases for the Properties are initially cross-defaulted to each of the other Leases and the Leases also contain provisions for payment defaults and certain other defaults. See "Leases."

    Upon consummation of the Formation Transactions, the Company will have no outstanding indebtedness. The Company is negotiating to obtain a $200 million unsecured line of credit (the "Bank Credit Facility"), which will be used primarily for the acquisition of additional entertainment and entertainment-related properties, including the Option Properties and related land parcels, and for general corporate purposes. The Company expects to close the Bank Credit Facility as part of the Formation Transactions. The Company believes that its lack of indebtedness, coupled with the available financing through the Bank Credit Facility, will provide it with significant financial resources to pursue acquisitions and expansion opportunities, including the Option Properties and related land parcels. The Company intends to maintain a capital structure that limits consolidated debt to less than 50% of its total market capitalization (i.e., total debt of the Company as a percentage of equity market value plus total debt). See "The Company's Management's Discussion and Analysis of Financial Condition and Results of Operations-- Liquidity and Capital Resources" and "Policies and Objectives With Respect to Certain Activities-- Financing."

    The Company expects to qualify as a real estate investment trust for federal income tax purposes (a "REIT"). In order to qualify as a REIT, a specified percentage of the Company's gross income must be derived from certain sources, including rents from real property (and generally excluding income from the operation of an entertainment or entertainment-related property). See "Federal Income Tax Considerations--Taxation of the Company as a REIT--Requirements for Qualification--Income Tests." Accordingly, the Company is generally precluded from operating entertainment and entertainment-related properties and, consequently, intends to lease such properties pursuant to long-term triple net leases.

                       BUSINESS OBJECTIVES AND STRATEGIES

    The Company's business objectives are to achieve predictable and increasing Funds from Operations (as hereinafter defined) per Share and enhance shareholder value by acquiring and developing a diversified portfolio of high-quality properties leased to entertainment and entertainment-related business operators generally under long-term triple net leases. The Company intends to achieve such objectives through the implementation of the following strategies:

GROWTH STRATEGY

    - Acquire the Option Properties pursuant to the option agreements between the Company and subsidiaries of AMCE and the current owner/lessor of certain of the Option Properties (the "Option Agreements") and lease back the Option Properties to AMC;

    - Purchase additional AMC-operated properties pursuant to a right of first refusal and first offer to purchase agreement between the Company and AMCE (the "AMCE Right to Purchase Agreement");

    - Develop or acquire additional megaplex theatres leased to other qualified theatrical exhibitors and Planet Movies-operated properties to the extent possible; and

    - Develop or acquire entertainment themed retail centers ("ETRCs") and single-tenant out-of-home location based entertainment and entertainment-related properties.

OPERATING STRATEGY

    - Purchase single-tenant properties supported by long-term leases or multi-tenant properties that are substantially leased to minimize the risks inherent in initial leasing;

    - Structure leases, where possible, on a triple net or similar basis under which the tenants bear the principal portion of the financial and operational responsibility for the properties;

    - Provide in the leases for contractual increases in rent and/or percentage rent based upon a percentage of a tenant's gross sales over a pre-determined level;

    - Develop and maintain long-term working relationships with theatre, restaurant, retail and other entertainment-related business operators; and

    - Diversify the Company's asset base by property type and tenant.

CAPITALIZATION STRATEGY

    - Employ moderate leverage, pursuant to the Bank Credit Facility or otherwise, to fund additional acquisitions;

    - Maintain a debt to total market capitalization ratio (i.e., total debt of the Company as a percentage of equity market value plus total debt) of less than 50%; and

    - Pay regular distributions and periodically raise distributions as Funds from Operations per Share increases.

                   BUSINESS OF THE COMPANY AND ITS PROPERTIES

THE PROPERTIES

    The Company will enter into a purchase agreement to acquire the Initial Properties from subsidiaries of AMCE for an aggregate purchase price of approximately $247.3 million, and option agreements to purchase any or all of the Option Properties for an aggregate estimated purchase price of $136.8 million that may be exercised by the Company, with respect to each Property, at any time during the 90-day period following the actual opening date of the megaplex theatre on such Option Property, with up to an additional 90-day period to close such acquisition. One of the Initial Properties and three of the Option Properties have adjacent land parcels that, if not under contract for sale or sold at the time of the related theatre acquisition, may be purchased by the Company for an aggregate purchase price of $10.4 million. The Initial Properties and the Option Properties represent all of the AMC-owned (or ground-leased) megaplex theatres with the exception of one property that is not readily transferrable to the Company. Each of the Properties is located in a large metropolitan market and has been constructed since May 1995 or is currently under construction. Four of the Initial Properties are among the twelve highest grossing theatres in the United States and each of the eight operating Initial Properties is the highest grossing theatre in the local geographic area in which it operates. In addition, the Company will have a right of first refusal and first offer to purchase any megaplex theatre and related entertainment property acquired or developed and owned (or ground-leased) by AMCE or its subsidiaries for a period of five years following the closing of the Offering. The Company will acquire a 100% interest in each of the Properties (or related ground leases, as applicable) purchased.

THE INITIAL PROPERTIES

    Certain information regarding each of the Initial Properties is set forth below:

                               METROPOLITAN         NO. OF       NO. OF    BUILDING     OPENING
THEATRE NAME                       AREA             SCREENS       SEATS    (SQ. FT.)     DATE        RANKING(1)
- --------------------------  -------------------  -------------  ---------  ---------  -----------  ---------------
Grand 24..................  Dallas, TX                    24        5,067     85,000        5/95              5

Mission Valley 20(2)......  San Diego, CA                 20        4,361     76,334       12/95              4

Promenade 16(3)...........  Los Angeles, CA               16        2,882    120,000        3/96             42

Ontario Mills 30..........  Los Angeles, CA               30        5,469    106,502       12/96             11

Lennox 24(2)..............  Columbus, OH                  24        4,412     80,300       12/96             12

West Olive 16.............  St. Louis, MO                 16        2,817     52,310        4/97         N/A

Studio 30.................  Houston, TX                   30        6,032    112,382        5/97         N/A

Huebner Oaks 24...........  San Antonio, TX               24        4,400     81,780        6/97         N/A

Leawood Town Center 20....  Kansas City, MO/KS            20        2,994     62,122       12/97(4)       N/A

First Colony 24(2)........  Houston, TX                   24        5,098     89,290       12/97(4)       N/A

Oak View 24(2)............  Omaha, NE                     24        5,098     89,290       12/97(4)       N/A

South Barrington 30(5)....  Chicago, IL                   30        6,210    109,468        2/98(4)       N/A
                                                         ---    ---------  ---------
                                                         282       54,840  1,064,778
                                                         ---    ---------  ---------
                                                         ---    ---------  ---------

- --------------

(1) Among United States theatres based on ticket revenues for the period from January 1 through August 14, 1997 according to Entertainment Data Incorporated. No ranking is provided for those theatres that were not operational during the entire period.

(2) Third party ground leased property. Although the Company will become the tenant under the ground leases and assume responsibility for performing the obligations thereunder in the Formation Transactions, pursuant to the Leases AMC will have responsibility for performing the Company's obligations under such ground leases.

(3) The theatre occupies 60,000 square feet. See "Business of the Company and its Properties--Initial Property Descriptions--Promenade 16."

(4) Anticipated opening date. The Company will pay the purchase price and AMC will commence paying rent under the applicable Lease with the Company on the date the property is acquired by the Company, which will occur on the earlier of the actual opening date of the megaplex theatre and the first day of the month following the anticipated opening date indicated.

(5) The Company will acquire one land parcel totaling approximately 1.5 acres adjacent to this theatre if such parcel is not under contract for sale or sold by AMC at the time of the Formation Transactions. See "Business of the Company and its Properties--Land Parcels." The Company will not have the right to acquire other land parcels adjacent to this theatre because of the absence of sewer connections to such parcels.

THE OPTION PROPERTIES

    Certain information regarding each of the Option Properties, including the purchase price payable by the Company therefor, is set forth below:

                                                                               ANTICIPATED       ESTIMATED
                         METROPOLITAN     NO. OF       NO. OF     BUILDING       OPENING      PURCHASE PRICE
THEATRE NAME                 AREA         SCREENS       SEATS     (SQ. FT.)      DATE(1)     (IN THOUSANDS)(2)
- -----------------------  ------------  -------------  ---------  -----------  -------------  -----------------
Gulf Pointe 30(3)(4)...  Houston, TX            30        6,008     108,935         12/97        $  27,200

Mesquite 30(3)(4)......  Dallas, TX             30        6,008     108,935          3/98           22,600

Cantera 30(4)..........  Chicago, IL            30        6,210     109,468          3/98           34,000

Hampton Town Center
  24(3)................  Norfolk, VA            24        5,098      89,290          4/98           26,000

Livonia 20.............  Detroit, MI            20        4,056      72,297          7/98           27,000
                                               ---    ---------  -----------                 -----------------
                                               134       27,380     488,925                      $ 136,800
                                               ---    ---------  -----------                 -----------------
                                               ---    ---------  -----------                 -----------------

- --------------

(1) If the Company acquires an Option Property, the Company will pay the purchase price and AMC will commence paying rent under the applicable Lease with the Company on the date such Option Property is acquired by the Company, which will not occur prior to the actual opening date of the megaplex theatre.

(2) Purchase prices are estimated but are not expected to materially change. The actual purchase price for each Option Property will equal the cost to AMC of developing and constructing such Property at the time of acquisition by the Company.

(3) AMC currently leases such Properties from a third party owner/lessor. The Company will have an option to acquire such Properties from the owner/lessor.

(4) The Company will have the option to acquire the land parcels adjacent to this theatre if such land parcels are not under contract for sale or sold at the time of the related theatre acquisition. See "Business of the Company and its Properties--Land Parcels."

    The Company will lease to AMC the Option Properties, if acquired, pursuant to Leases on substantially the same terms and conditions as the Leases for the Initial Properties, including annual rent escalations and percentage rent on revenues in excess of a baseline amount. See "Leases." The initial annual rental rate for each Option Property will be equal to 10.5% of the purchase price. Using the 10.5% lease rate calculation and the estimated purchase prices, the Company believes that the initial annual cash rent for each Option Property, if acquired, will be: (a) Gulf Pointe 30--$2.9 million; (b) Mesquite 30--$2.4 million; (c) Cantera 30--$3.6 million;(d) Hampton Town Center 24--$2.7 million; and (e) Livonia 20-- $2.8 million. Total initial annual cash rent for the Option Properties, if acquired, will be approximately $14.4 million.

FUTURE AMCE PROPERTIES

    It is anticipated that AMCE or its subsidiaries will acquire or develop additional entertainment or entertainment-related properties in the future. The Company and AMCE will enter into the AMCE Right to Purchase Agreement whereby the Company will have a right of first refusal and first offer to acquire and lease back to AMC any megaplex theatre and related entertainment property acquired or developed and owned (or ground-leased) by AMCE or its subsidiaries for a period of five years following the closing of the Offering. The purchase price and the initial annual rental rate on each property leased back to AMC will be determined through the right of first refusal and first offer process at the time of such acquisition and lease back.

PLANET MOVIES PROPERTIES

    In July 1997, AMCE and Planet Hollywood announced the formation of a joint venture to develop and operate unique, integrated movie-going, dining and retail shopping complexes to be branded "Planet Movies by AMC" that the Company believes will typically aggregate 200,000 square feet. The Company anticipates working closely with Planet Movies in evaluating potential Planet Movies locations, including the acquisition and development of property by the Company and the leasing of such property to Planet Movies, although neither party is obligated to do so. The development and rental terms of any such properties will be negotiated between the Company and Planet Movies at the time that such transaction occurs. In addition, certain of the Properties may be operated by AMC under the "Planet Movies by AMC" name in the future.

ENTERTAINMENT THEMED RETAIL CENTERS

    ETRCs are generally large multi-tenant retail developments that incorporate elements such as restaurants, book or music superstores, high-tech attractions, interactive game centers, live entertainment venues and other specialty retail that is oriented to entertainment or leisure time activities. The Company believes that the most important component of an ETRC is a megaplex theatre due to its ability to generate substantial customer traffic to the site. Such centers typically attempt to provide a family entertainment experience by creating an atmosphere of fun and excitement. The Company believes that ETRCs broaden the traditional retail shopping concept and attract a greater number of customers to spend more time and money at a single location. The Company also believes that access to capital in this developing market is generally limited for operators other than the largest entertainment companies. As a result of the significant capital commitment involved in building such properties and the experience and relationships of the Company's management, the Company believes that it will have opportunities to provide capital to businesses that seek to develop and operate such properties but would rather lease than own their real estate properties. The Company's ability to finance the acquisition and development of such properties will enable it to grow and diversify its asset base. See "The Company--Business Objectives and Operating Strategies" and "Business of the Company and its Properties--Entertainment Industry and Properties."

                              SUMMARY RISK FACTORS

    Prospective investors should carefully consider, among other factors, the matters discussed under "Risk Factors" in this Prospectus prior to making an investment decision regarding the Shares offered hereby. Such risk factors include:

    - The dependence on AMC, as the lessee of the Initial Properties and, if acquired, the Option Properties, and AMCE, as the guarantor of AMC's obligations under the Leases, for the Company's initial revenues and ability to make distributions to its shareholders;

    - Potential conflicts of interests between the Company and its affiliates and AMCE and its affiliates, including the lack of arm's-length negotiations with respect to the purchase price of the Properties and related land parcels;

    - The Company's lack of operating history, management's lack of experience in operating in accordance with the requirements for maintaining its qualification as a REIT and the availability of suitable acquisition and development opportunities;

    - Actual Cash Available for Distribution (defined generally as net earnings
      (loss) (computed in accordance with generally accepted accounting principles ("GAAP")) of the Company plus depreciation, adjusted for straight-lined rent and amortization and minus capital expenditures and principal payments on indebtedness) may be insufficient to allow the Company to maintain its proposed initial distribution rate;

    - The Company's properties are subject to operating risks inherent in the entertainment industry;

    - The dependence on certain key personnel, particularly Messrs. Robert L. Harris, David M. Brain and Peter C. Brown;

    - Certain real estate investment risks that may affect the value of the Shares and the Company's ability to make expected distributions to shareholders, including, without limitation, (i) the general economic climate; (ii) government regulations on the environment, zoning, public access and taxes; (iii) interest rates and the availability of debt financing; and (iv) the possibility that a property could sustain an uninsured loss;

    - The taxation of the Company as a regular corporation if it fails to qualify as a REIT;

    - Anti-takeover effect of limiting actual or constructive ownership of Shares of the Company by a single person to 9.8% of the outstanding shares, subject to certain specified exceptions, to ensure compliance with certain requirements related to qualification of the Company as a REIT and certain other provisions contained in the organizational documents of the Company, any of which may have the effect of delaying, deferring or preventing a transaction or change in control of the Company that might involve a premium price for the Shares or otherwise be in the best interests of the Company's shareholders;

    - The Company's lack of control over the day-to-day operations and management of the Properties;

    - The ability of the Company to make changes in its investment and financing policies without the approval of its shareholders;

    - The lack of a prior market for the Shares and the potential impact of market interest rate increases and other factors on the trading prices of the Shares; and

    - The immediate dilution in the net tangible book value per share of the Shares purchased in the Offering.

    For a discussion of the Company's transactions with related parties and the compensation therefor, see "Certain Relationships and Transactions."

                                     LEASES

    Concurrently with the Company's acquisition of the Initial Properties and, if acquired, the Option Properties, the Company will lease each such Property to AMC pursuant to a Lease. AMCE will guarantee AMC's obligations under each Lease. The Leases will have initial terms ranging from 13 to 15 years (the "Fixed Term") and may be extended upon the same terms and conditions for four additional five-year terms (the "Extended Term") at the option of AMC. The Leases will be triple net leases that require AMC to pay substantially all expenses associated with the operation of the Properties, such as taxes and other governmental charges, insurance, utilities, service, maintenance and any ground lease payments. Each Lease will require that, for a specified period, AMC operate the leased Property only as a movie theatre and for activities incidental thereto.

    The rent schedules under the Leases are expected to provide for a relatively stable source of cash flow and opportunities to participate in future growth in revenues experienced by AMCE and its subsidiaries. The rent for the first year for each Property under the Leases will be initially set at a fixed amount and will be increased each year by 2% of the base rent applicable to that Property for the preceding year (the "Base Rent Escalation"). In addition, AMC will pay percentage rent on revenues in excess of a baseline amount ("Annual Percentage Rent"). However, the Company does not expect to receive any percentage rent for at least five years.

    During each Fixed Term, certain obligations, including payment obligations, of AMC under each Lease will be cross-defaulted to each of the other Leases until AMCE's senior debt obligations or corporate credit rating becomes rated investment grade or AMC's rent payments to the Company represent less than 50% of the Company's rental income for any fiscal quarter. The Company will have general recourse to AMC under the Leases and to AMCE under its guarantee of AMC's obligations under the Leases, but AMC's payment obligations under such Leases and AMCE's obligations under its guarantee will not be secured by any assets of AMC or AMCE.

    Neither the Leases nor any of the other agreements entered into in connection with the Formation Transactions prohibits or otherwise restricts the ability of the Company to purchase properties from, or lease properties to, parties other than AMCE, AMC or any of their affiliates or the ability of AMCE, AMC or any of their affiliates to lease properties from parties (domestic or foreign) other than the Company. Pursuant to the Leases, AMC will have a right of first refusal and first offer to acquire any Property or any interest in an entertainment or entertainment-related property acquired or developed by the Company and operated by AMC. See "Leases" for a more detailed discussion of the terms and conditions of the Leases.

                     SUMMARY SELECTED FINANCIAL INFORMATION

    The following table sets forth summary selected historical and pro forma financial information for the Company. The pro forma operating information is presented as if the Formation Transactions had occurred as of the beginning of the period indicated and therefore incorporates certain assumptions that are included in the Company's Condensed Pro Forma Financial Statements. The pro forma balance sheet information is presented as if the Formation Transactions had occurred on June 30, 1997. The pro forma information does not purport to represent what the Company's financial position or results of operations actually would have been had the Formation Transactions, in fact, occurred on such date or at the beginning of the period indicated, or to project the Company's financial position or results of operations at any future date or for any future period. The historical and pro forma financial information set forth below should be read in conjunction with "The Company's Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                PRO FORMA SIX
                                                              MONTHS ENDED JUNE   PRO FORMA YEAR ENDED
                                                                  30, 1997         DECEMBER 31, 1996
                                                             -------------------  --------------------
                                                               (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
  Rental income(1).........................................       $  14,814            $   29,628
  General and administrative expenses(2)...................           1,105                 2,209
  Depreciation(3)..........................................           2,677                 5,354
  Interest expense, net....................................             332                   664
                                                                   --------              --------
  Net earnings.............................................       $  10,700            $   21,401
                                                                   --------              --------
                                                                   --------              --------
  Net earnings per Share...................................       $    0.78            $     1.56
                                                                   --------              --------
                                                                   --------              --------
  Distributions declared and paid..........................       $  11,008            $   22,016
  Distributions declared and paid per Share................       $    0.80            $     1.60
  Weighted average Shares outstanding(4)...................          13,760                13,760

                                                       PRO FORMA JUNE   HISTORICAL AUGUST
                                                          30, 1997          29, 1997
                                                       --------------  -------------------
                                                                 (IN THOUSANDS)
BALANCE SHEET DATA:
  Real estate owned, at cost.........................    $  248,356         $  --
  Total assets.......................................       250,422                 2
  Debt outstanding under the Bank Credit Facility....        --                --
  Total shareholders' equity.........................       250,422                 2

                                                        PRO FORMA SIX       PRO FORMA YEAR
                                                      MONTHS ENDED JUNE   ENDED DECEMBER 31,
                                                          30, 1997               1996
                                                     -------------------  -------------------
                                                                  (IN THOUSANDS)
OTHER FINANCIAL DATA:
  Net earnings.....................................       $  10,700            $  21,401
  Add: Depreciation................................           2,677                5,354
                                                           --------             --------
  Funds from Operations(5).........................          13,377               26,755
  Adjusted for: Straight-lined rent and
    amortization...................................           1,561                3,123
                                                           --------             --------
  Cash Available for Distribution(6)...............       $  11,816            $  23,632
                                                           --------             --------
                                                           --------             --------

- --------------

(1) Represents rental income from AMC recorded in accordance with the terms of the Leases as if all Initial Properties had been in operation for the entire period. The Company will lease the Initial Properties to AMC under the Leases, which are guaranteed by AMCE.

(2) Represents management's estimates of general and administrative expenses.

(3) Represents depreciation of the Initial Properties over a 40-year period.

(4) Weighted average Shares outstanding include Shares sold in the Offering and restricted Shares granted pursuant to the Company's Restricted Share Program as if such Shares were outstanding for the entire period.

(5) The Company believes Funds from Operations is helpful to investors as a measure of the performance of an equity REIT because, along with cash flows from operating activities, investing activities and financing activities, it provides investors with an understanding of the ability of the Company to incur and service debt and make capital expenditures. Funds from Operations is calculated as net earnings (loss) (computed in accordance with GAAP), excluding significant non-recurring items, gains (or losses) from debt restructuring and sales of property, plus real estate related depreciation and amortization and after adjustments for unconsolidated partnerships and joint ventures. The Company computes Funds from Operations in accordance with standards established by the White Paper on Funds from Operations approved by the National Association of Real Estate Investment Trusts ("NAREIT") Board of Governors in March 1995, which may differ from the methodology for calculating Funds from Operations utilized by other equity REITs, and, accordingly, the Company's Funds from Operations may not be comparable to the Funds from Operations of such other REITs. See "The Company's Management's Discussion and Analysis of Financial Condition and Results of Operations--Funds from Operations." Funds from Operations should not be considered as an alternative to net earnings (computed in accordance with GAAP) as an indication of the Company's financial performance or to cash flows from operating activities (computed in accordance with GAAP) as a measure of the Company's liquidity, nor is it indicative of funds available to fund the Company's cash needs, including its ability to make distributions.

(6) Cash Available for Distribution means Funds from Operations adjusted for straight-lined rent and amortization and minus capital expenditures and principal payments on indebtedness. No capital expenditures or principal payments on indebtedness are included for the periods indicated.

                             AMC ENTERTAINMENT INC.

    AMCE is one of the leading theatrical exhibition companies in North America measured by revenues. In the fiscal year ended April 3, 1997, AMCE's consolidated revenues were $749,597,000. As of July 3, 1997, AMCE operated 230 theatres with an aggregate of 2,031 screens located in 22 states, the District of Columbia, Portugal and Japan. Approximately 62% of the screens operated by AMCE are located in Florida, California, Texas, Missouri and Michigan and approximately 74% of AMCE's domestic screens are located in areas among the 20 largest "Areas of Dominant Influence" (television market areas as defined by Arbitron Company). AMCE is an industry leader in the development and operation of megaplex and multiplex theatres, primarily in large metropolitan markets.

    AMCE and its predecessor have operated movie theatres since 1920. AMCE currently operates one of the largest motion picture exhibition circuits in North America and continually upgrades its theatre circuit by opening new theatres (primarily megaplex theatres) and adding new screens to existing theatres. Since April 1995, AMCE has opened 29 new theatres with 504 screens, representing 24.8% of its current number of screens, and has added 52 screens to existing theatres.

    As of July 3, 1997, without giving effect to the Formation Transactions, AMCE owns, or ground leases, 8 megaplex and 21 other theatres, leases or manages 13 megaplex and 188 other theatres and has under construction 6 owned (or ground-leased) and 20 leased megaplex theatres. The Company is acquiring as Initial Properties all of the AMCE-owned megaplex theatres and is acquiring or has the option to acquire as Initial Properties or Option Properties all of the AMCE-owned (or ground-leased) megaplex theatres under construction with the exception of one property that is not readily transferrable. See "AMC Entertainment Inc.--AMCE Properties."

    Certain financial information regarding AMCE is contained under "AMC Entertainment Inc." and AMCE's Consolidated Financial Statements included elsewhere in this Prospectus. AMCE owns 50% of Planet Movies and does not own any Shares of the Company.

    AMCE is a Delaware corporation and AMC is a Missouri corporation with their principal executive offices located at 106 West 14th Street, Kansas City, Missouri 64105. Their telephone number at such address is (816) 221-4000.

                                 DISTRIBUTIONS

    The Company intends to pay regular quarterly distributions to its shareholders. The Board of Trustees (the "Board") of the Company, in its sole discretion, will determine the actual distribution rate based on the Company's actual results of operations, economic conditions, tax considerations (including those related to REITs) and other factors. The first distribution, for the period ending December 31, 1997, is expected to equal a pro rata share of the anticipated initial quarterly distribution of $0.40 per Share. On an annualized basis, the anticipated distribution is $1.60 per Share, or approximately 7.6% to 8.4% of the estimated range of the initial public offering price per Share. The Company does not expect to change its estimated initial distribution per Share if the Underwriters' over-allotment option is exercised. See "The Formation Transactions."

    The Company has established the initial annual distribution rate using its estimate of Cash Available for Distribution based on the Company's pro forma Funds from Operations for the year ended December 31, 1996. Funds from Operations does not represent cash generated from operating activities (determined in accordance with GAAP) and should not be considered an alternative to net income as an indication of the Company's performance or to cash flows from operating activities as a measure of liquidity or ability to make distributions. The expected distribution represents approximately 93.2% of the estimated Cash Available for Distribution for the year ended December 31, 1996. The Company's estimate of Cash Available for Distribution does not include any revenues or expenses related to the purchase of the Option Properties, land parcels or additional properties. The Company intends to maintain its approximate initial distribution amount for at least 12 months following the closing of the Offering unless actual results of operations, economic conditions or other factors differ from the assumptions used in calculating the estimate. The Company estimates that approximately 15% to 20% of the anticipated initial annual distribution to shareholders will represent a return of capital for federal income tax purposes and that the Company would generally have been required to distribute $16.9 million or $1.22 per Share during the year ended December 31, 1996 in order to maintain its status as a REIT. If actual Funds from Operations or taxable income vary from the estimated amounts, the percentage of the anticipated initial annual distribution representing a return of capital may vary substantially. See "Distributions" for the calculation of estimated Cash Available for Distribution and related assumptions.

                                  THE OFFERING

Shares offered hereby........................  13,580,000(1)

Shares to be outstanding after the             13,760,100(2)
 Offering....................................

Use of proceeds..............................  Approximately $247.3 million of the net proceeds of the Offering will be used by the
                                               Company to purchase the Initial Properties
                                               from subsidiaries of AMCE. The remaining net
                                               proceeds and any net proceeds from the
                                               exercise of the Underwriters' over-allotment
                                               option will be used by the Company to pay
                                               expenses of the Formation Transactions, to
                                               make loans pursuant to the Share Purchase
                                               Program, to acquire the land parcel related
                                               to an Initial Property, for the future
                                               acquisition of additional properties or for
                                               general business purposes. See "Use of
                                               Proceeds."

Proposed NYSE Symbol.........................  EPR

- --------------

(1) Excludes 80,000 Shares that will be purchased by Robert L. Harris and 40,000 Shares that will be purchased by David M. Brain, each at the initial public offering price, pursuant to the Company's Share Purchase Program. See "Management--Compensation Programs."

(2) Includes 60,000 restricted Shares granted pursuant to the Company's Restricted Share Program and excludes options to purchase 80,000 Shares granted pursuant to the Company's Share Option Program. See
    "Management--Compensation Programs."

                           TAX STATUS OF THE COMPANY

    The Company plans to make an election to be taxed as a REIT under the Internal Revenue Code of 1986, as amended (the "Code"), commencing with its taxable year ending December 31, 1997. As a REIT, the Company generally will not be taxed on income it currently distributes to its shareholders so long as it distributes at least 95% of its taxable income currently. REITs are subject to a number of organizational and operational requirements. Even if the Company continues to qualify for taxation as a REIT, the Company may be subject to certain federal income taxes and to certain state and local taxes on its income and property. See "Risk Factors--Taxation of the Company as a REIT" and "Federal Income Tax Considerations."

                                  RISK FACTORS

    Prospective investors should carefully consider, among other factors, the matters described below prior to making an investment decision regarding the Shares offered hereby. Each of these factors could adversely affect the ability of the Company to make expected distributions to shareholders.

DEPENDENCE ON AMC AND AMCE

    AMC will be the lessee of all the Initial Properties and, if acquired, the Option Properties. The Company's initial revenues, and its ability to make distributions to its shareholders, will depend on rental payments by AMC under the Leases and by AMCE under the guarantees of AMC's obligations under the Leases. The Company believes that AMC and AMCE have sufficient assets and income to enable it to satisfy their obligations under the Leases and guarantees at this time; however, there can be no assurance that AMC or AMCE will have such assets or income in the future.

    Due to the Company's initial dependence on AMC's rental payments as the principal source of the Company's revenues, the Company may be limited in its ability to fully enforce its rights under the Leases or to terminate the Leases. Failure by AMC to materially comply with the terms of a Lease could require the Company to find another lessee to lease such Property since, as a REIT, the Company is generally precluded from operating its properties. In the event of a default by AMC, AMCE or another lessee, there could be a decrease or cessation of rental payments or, in the case of ground-leased Properties, the Company would be required to make the ground lease payments or lose the applicable Property. Moreover, there can be no assurance that AMC will elect to renew a lease upon expiration of its initial term, which would also force the Company to find a suitable replacement lessee. In either circumstance, the Company may be unable to locate a suitable lessee at similar rental rates, which would have the effect of reducing the Company's Cash Available for Distribution. See "Leases," "AMC Entertainment Inc." and "Conflicts of Interest."

    As of July 3, 1997, AMCE had $404.5 million of bank and other indebtedness and $57.8 million in capital lease obligations. The net proceeds to be received by AMCE as the purchase price for the Initial Properties will be available to AMCE to reduce outstanding indebtedness under AMCE's $425 million credit facility (the "AMCE Credit Facility"), which was amended and restated as of April 10, 1997. To the extent net proceeds are applied to reduce indebtedness under the AMCE Credit Facility, the amount available for borrowing by AMCE under the AMCE Credit Facility will be increased and available to AMCE for future expansion. AMCE also has significant rental obligations under operating leases. See Note 8 of the Notes to AMCE's Consolidated Financial Statements. AMCE anticipates that it will require financing in addition to the unused commitment under the AMCE Credit Facility, as its current expansion program involves planned capital expenditures which equal or exceed those made over the past few years. In order to satisfy AMCE's obligations under its outstanding indebtedness and its leases, including the Leases, AMCE will be required to generate substantial operating cash flow. The ability of AMCE to meet debt service, rental and other obligations will depend on the future performance of AMCE, which will be subject to prevailing economic conditions and to financial, business and other factors beyond the control of AMCE. As with other exhibitors, AMC's smaller multiplex theatres are subject to being rendered obsolete through the introduction of new, competing megaplex theatres. See "AMC Entertainment Inc."

CONFLICTS OF INTEREST

    Several conflicts of interest exist on the part of the Company and its trustees and officers and AMCE and its directors and officers. The following descriptions set forth the principal conflicts of interest, including the relationships through which they arise, and the policies and procedures implemented by the Company to address those conflicts.

    AFFILIATED TRUSTEES. Peter C. Brown is the Chairman of the Board of the Company and President, Chief Financial Officer and Director of AMCE. As of August 22, 1997, Mr. Brown owned options to purchase 159,000 shares of AMCE common stock. Prior to the consummation of the Formation Transactions, Robert L. Harris, the President and Chief Development Officer of the Company, expects to exercise and sell the shares of AMCE common stock subject to options that are owned by him and currently exercisable and cancel his remaining options. The Company's Bylaws provide that any transactions between the Company and any of its trustees or any other entity in which a trustee has a material financial interest is subject to the interested director transaction provision of the Maryland General Corporation Law (the "MGCL"). Under such provision, contracts or transactions with AMCE and Planet Movies generally must be approved by a majority of the disinterested trustees or be fair and reasonable to the Company. Accordingly, it is expected that no trustee will vote on contracts or transactions between the Company and other entities affiliated with such trustee. See "Management," "Policies and Objectives with Respect to Certain Activities--Declaration of Trust and Bylaw Provisions" and "Relationship Between AMCE and the Company after the Formation Transactions."

    PURCHASE PRICE OF THE PROPERTIES. The purchase price of each Property was determined by management of both AMCE and the Company as the cost of developing and constructing such Property. The purchase price of the land parcels associated with certain of the Properties was determined by management of both AMCE and the Company based on an estimated market value for such parcels less estimated marketing and selling costs. It is possible that if such valuations had been determined on an arm's-length basis, or had been the subject of independent valuations or appraisals, the sum of the values of the Properties and the related land parcels might have been greater or lower than the sum of the values determined by the management of AMCE and of the Company.

    TERMS OF LEASES. The Lease payment obligations with respect to the Properties were determined by management of AMCE and management of the Company and were not negotiated on an arm's-length basis. However, the lease payments that AMC is obligated to make are based on an initial lease rate of 10.5%, which the Company believes reflects the fair market rental value of the Properties to the Company.

    POTENTIAL FOR FUTURE CONFLICTS. After the Offering, AMCE and the Company may be in situations where they have differing interests resulting from the significant ongoing relationship between the companies. Such situations include the fact that after the Offering (i) AMC will lease, pursuant to the Leases guaranteed by AMCE, the Initial Properties, which will be owned by the Company;
(ii) the Company will have options to acquire the Option Properties and related land parcels that are owned by AMC and a right of first refusal and first offer to purchase any megaplex theatre and related entertainment properties acquired or developed and owned (or ground-leased) by AMCE or its subsidiaries for a period of five years following the closing of the Offering; (iii) AMC will lease, pursuant to Leases guaranteed by AMCE, any acquired Option Property from the Company; and (iv) AMC will have a right of first refusal and first offer to acquire any Property or any interest in an entertainment or entertainment-related property acquired or developed by the Company and operated by AMC. Accordingly, the potential exists for disagreements as to the compliance with these agreements. Additionally, the possible need by the Company, from time to time, to finance, refinance or effect a sale of any of the properties operated by AMC may result in a need to modify the lease with AMC with respect to such property. Any such modification will require the consent of AMC, and the lack of consent from AMC could adversely affect the Company's ability to consummate such financings or sales. Because of the relationships described above, there exists the risk that the Company will not achieve the same results in its dealings with AMCE or from its operations that it might achieve if such relationships did not exist. Similar potential for future conflicts exist with respect to Planet Movies as a result of AMCE's participation in such joint venture or otherwise.

LACK OF OPERATING HISTORY

    The Company has been recently organized and has no operating history. There can be no assurance that the Company will be able to generate sufficient revenue from operations to make anticipated distributions. The Company also will be subject to the risks generally associated with the formation of any new business. The Company's management has no experience operating in accordance with the requirements for maintaining its qualification as a REIT.

    The Company's business objectives and operating strategies include the acquisition and development of additional entertainment and entertainment-related properties. Apart from the Initial Properties (which will be purchased using the net proceeds from the Offering concurrently with or within a short time following the closing of the Offering), the Company has not completed any acquisitions or dispositions. Although the Company has options and rights to purchase the Option Properties, related land parcels and additional AMCE properties, there can be no assurance that the Company will be successful in consummating the acquisition of any such properties. The Company has no options or rights to purchase any properties from Planet Movies, and there can be no assurances that the Company will work closely with Planet Movies in developing properties for lease by Planet Movies. Furthermore, there can be no assurances that additional acquisition and development opportunities on terms that meet the Company's investment criteria will be available to the Company or that the Company will be successful in capitalizing on such opportunities.

INITIAL DISTRIBUTION POLICY

    The Company initially plans to pay regular quarterly distributions to its shareholders of, on an annualized basis, approximately 7.6% to 8.4% of the estimated range of the initial public offering price per Share. If actual Cash Available for Distribution falls short of estimates, the Company may be unable to maintain its proposed initial distribution rate. The Company's ability to pay future distributions depends on a number of factors, including factors relating to the future operations of the Company. These factors include, among other things, the continued lease payments by AMC and the Company's ability to acquire, finance and lease additional properties at attractive rates. Some of the factors are beyond the control of the Company, and a change in any such factor could affect the Company's ability to pay future distributions. Hence, no assurance can be given as to the Company's ability to pay future distributions. See "Distributions."

OPERATING RISKS INHERENT IN THE ENTERTAINMENT INDUSTRY

    Upon consummation of the Formation Transactions, the Company will own properties in the theatrical exhibition segment of the entertainment industry. The ability of its initial lessee, AMC, to operate successfully in this segment depends on a number of factors, the most important of which are the availability and popularity of motion pictures, the performance of such pictures in AMC's markets, the allocation of popular motion pictures to AMC as a result of AMC's relationships with motion picture distributors and the terms upon which motion pictures are licensed to AMC. Poor performance of, or disruption in the production of or access to, motion pictures, or a deterioration in AMC's relationships with motion picture distributors or the terms upon which AMC licenses such motion pictures, can adversely affect AMC's business, and neither the Company nor AMC has any control over the operations of the distributors of motion pictures. In addition, a megaplex theatre may compete for the licensing of commercially popular motion pictures with other theatres located in the same local geographic area as such property. See "--Competition."

    The entertainment industry trend towards megaplex theatres is relatively recent. In addition, such megaplex theatres require greater capital expenditures than the previous generation of multiplex theatres, special construction and limited use designs by developers of such properties. The ability of the Company to recoup its investment in such properties in the event of a default by AMC under the Leases or upon the expiration of such Leases is therefore uncertain. Furthermore, both in the theatrical exhibition segment and other segments of the entertainment industry, such as theme restaurants, live production theatres and arcades, the success of operators of such properties depends on general economic conditions and the willingness of consumers to allocate their expenditures toward such entertainment activities. To the extent such activities become less popular or consumers spend less on entertainment activities, the Company's operations could be adversely affected.

DEPENDENCE ON KEY PERSONNEL

    The Company's success depends to a large extent upon the experience and abilities of its executives, Robert L. Harris, who will serve as the Company's President and Chief Development Officer, and David M. Brain, who will serve as the Company's Chief Financial Officer, and its Chairman of the Board of Trustees, Peter C. Brown. See "Management--Trustees and Executive Officers of the Company." The loss of the services of any of these individuals could have a material adverse effect on the Company, its operations and its business prospects. See "Certain Relationships and Transactions--Employment Agreements." The Company's success also depends upon its ability to attract and maintain qualified personnel, including its anticipated hiring of a Treasurer following the Formation Transactions.

GENERAL REAL ESTATE INVESTMENT RISKS

    GENERAL. Real property investments are subject to varying degrees of risk. Real estate cash flows and values of the Company's properties will be affected by a number of factors, including changes in the general economic climate, local conditions (such as an oversupply of entertainment or entertainment-related properties or a reduction in rental demand in an area), competition from other available entertainment or entertainment-related properties and the ability of the operator to provide adequate maintenance and insurance and to control operating costs. Real estate cash flows and values are also affected by such factors as government regulations, including, without limitation, environmental, public access, zoning and tax laws, interest rate levels and the availability of financing.

    Equity real estate investments are relatively illiquid and therefore may tend to limit the ability of the Company to react promptly to changes in economic or other conditions. In addition, certain significant expenditures associated with equity real estate investments (such as interest payments, real estate taxes and maintenance costs) are generally not reduced when circumstances cause a reduction in income from the investments.

    INTEREST RATES AND DEBT FINANCING. The Company expects to borrow under the Bank Credit Facility to acquire the Option Properties and may require additional financing to the extent it does not have borrowing availability under the Bank Credit Facility following the acquisitions of the Option Properties. To the extent it incurs debt, the Company will be subject to the risks associated with interest rates and debt financing, including the risks that the Company's cash flow from operations will be insufficient to meet required payments of principal and interest, that the Company will be unable to refinance the Bank Credit Facility or future mortgage indebtedness on its properties, that the terms of such refinancings will not be as favorable as the terms of existing indebtedness and that the Company will be unable to make necessary capital expenditures for such purposes as renovations and releasing properties due to lack of available funds. The Company's borrowings under the Bank Credit Facility will bear interest at variable rates. If a property is mortgaged to secure payment of indebtedness and the Company is unable to meet mortgage payments, the property could be transferred to the mortgagee with a consequent loss of income and asset value to the Company.

    GOVERNMENT REGULATIONS. Governmental authorities at the federal, state and local levels are actively involved in the promulgation and enforcement of laws and regulations relating to the environment, public access, land use, zoning restrictions and taxes. Under the Leases, AMC will be required to pay substantially all expenses associated with operation of the Properties, including all taxes, assessments and levies, excises, fees and all other governmental charges with respect to each Property. To the extent AMC is not required to pay any expenses associated with compliance with such government regulations, the Company may incur additional costs.

    Under various federal, state and local laws, ordinances and regulations, a current or previous owner, developer or operator of real estate may be liable for the costs of removal or remediation of certain hazardous or toxic substances at, on, under or in its property. The costs of such removal or remediation could be substantial. In addition, the Properties and any newly developed or acquired properties must comply with Title III of the Americans with Disabilities Act of 1990 (the "ADA") to the extent that such properties are "public accommodations" and/or "commercial facilities" as defined by the ADA. Although the Company believes the Properties are in substantial compliance with applicable environmental laws and the ADA, no assurance can be given that any investigation of the Properties did or will reveal all potential environmental liabilities, that no prior owner or operator or other person created any material environmental condition not known to the Company or that future uses, conditions or legal requirements (including, without limitation, those that may result from future acts or omissions or changes in applicable laws and regulations) will not result in the imposition of environmental liabilities or non-compliance with the ADA. See "Business of the Company and its Properties-- Environmental Laws" and "--Americans with Disabilities Act of 1990."

    UNINSURED LOSS. The Leases will require AMC to maintain insurance on each Property, with such coverages and in such amounts as are or shall customarily be insured against with respect to properties similar to the Properties, for fire, vandalism and malicious mischief, extended coverage perils, all physical loss perils, commercial general liability, flood (when the Property is located in whole or in material part in a designated flood plain area) and workers' compensation insurance. There are, however, certain types of losses (such as from hurricanes, floods, earthquakes or wars) that may be either uninsurable or not economically insurable. Should an uninsured loss occur, the Company could lose both its capital invested in and anticipated profits from one or more properties. See "Leases."

    COMPETITION. There are numerous commercial developers, real estate companies and other owners of real estate, including those that operate in the regions in which the Company's properties are located, that will compete with the Company in seeking properties for acquisition and disposition, land for development and tenants for properties. All of the Properties are located in developed areas that include other entertainment and entertainment-related properties, including in many instances one or more other multiplex or megaplex theatres operated by AMC or another exhibition company. The number of competitive entertainment and entertainment-related properties in a particular area could have a material adverse effect on the Company's ability to lease entertainment space in future properties it may acquire or develop and renew leases on the Properties and on the rents charged. In addition, AMC, Planet Movies and other entertainment business operators may lease entertainment and entertainment-related properties from owners other than the Company.

    RISKS OF REAL ESTATE DEVELOPMENT. The Company's strategy includes the development of ETRCs and other out-of-home location based entertainment and entertainment-related properties. Although the Company's officers have experience developing properties and the Company intends to increase its capacity to develop properties, the Company is not likely to have significant in-house development capabilities in the near future. Accordingly, the Company initially will be dependent on AMCE and other developers for the development of properties, including completion of those Properties that are currently under construction by AMCE. There can be no assurance that AMCE will successfully develop new properties or successfully complete construction of those Properties that are currently under construction. In addition, there can be no assurance that there will not be cost overruns on any such developments, including the Properties under construction. To the extent the Company develops properties in the future, it will be subject to the risks inherent in the real estate development process.

    There is significant competition in the United States for site locations from both theatre companies and other businesses and significant competition among theatre companies for theatre acquisition opportunities. It typically takes AMCE 18 to 24 months to open a theatre on a site from the time the site is identified. Until such properties are developed and leased, they will not generate any cash flow to the developer, lessor or operator. Moreover, the availability of attractive site locations can be adversely affected by changes in the national, regional and local economic climate, local conditions such as scarcity of space or an increase in demand for real estate in the area, demographic changes, competition from other available space and changes in real estate, zoning and tax laws. As a result of the foregoing, there can be no assurance that the Company or AMCE will be able to acquire attractive site locations or existing theatres on terms it considers acceptable, that the Company or AMCE will be able to acquire financing for such theatres on acceptable terms or that the Company's strategy will result in improvements to the business, financial condition or profitability of the Company.

    RISKS OF INVESTMENTS IN MORTGAGES. Although the Company emphasizes equity real estate investments, the Company may invest in mortgages in connection with the construction and development of new entertainment and entertainment-related properties for the Company by third parties. See "Policies and Objectives With Respect to Certain Activities--Financing." Mortgage investments are subject to certain risks, including that borrowers may not be able to make debt service payments or pay principal when due, that the value of mortgaged property may be less than the amounts owed, and that interest rates payable on the mortgages may be lower than the Company's cost of funds. If the Company invested in mortgages and if any of the above occurred, cash flows could be materially adversely affected.

    EFFECT OF BANKRUPTCY ON LEASES. To the extent that any of the tenants of the Company's properties, including AMCE and AMC, were to become a debtor in a bankruptcy proceeding under the United States Bankruptcy Code (the "Bankruptcy Code"), such guarantor, lessee or its bankruptcy trustee could reject the lease. If a lease were rejected, rental payments thereunder would terminate as to the related property, thereby leaving the Company without regular rent payments as to such property and with a claim for damages as a source of payment of amounts due under such lease under section 502(b)(6) of the Bankruptcy Code. A claim by a lessor for damages resulting from the rejection by a debtor of a lease of real property (or rejection of a guarantee of a lease upon the bankruptcy of the guarantor) is limited to an amount equal to the rent reserved under the lease, without acceleration, for the greater of one year or 15 percent (but not more than three years) of the remaining term of the lease, plus rent already due but unpaid. There can be no assurance that any such claim for damages would be sufficient to provide for the repayment of amounts then due under the lease.

TAXATION OF THE COMPANY AS A REIT

    TAX LIABILITIES AS A CONSEQUENCE OF THE FAILURE TO QUALIFY AS A REIT. The Company plans to make an election to be taxed as a REIT under the Code, commencing with its taxable year ending December 31, 1997. A qualified REIT generally is not taxed on income it distributes to its shareholders as long as it distributes at least 95% of its taxable income currently. No assurance can be given that the Company will qualify as a REIT or be able to remain so qualified. No assurance can be given that legislation, new regulations, administrative interpretations or court decisions will not significantly change the rules applicable to the Company with respect to qualification as a REIT or the federal income tax consequences of such qualification.

    If the Company fails to continue to qualify as a REIT, it will be subject to federal income tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. In addition, unless entitled to relief under certain statutory provisions, the Company will be disqualified from treatment as a REIT for the four taxable years following the year during which qualification is lost. The additional tax could significantly reduce cash flows.

    OTHER TAX CONSEQUENCES. Even if the Company qualifies as a REIT, it may be subject to certain federal income taxes and to certain state and local taxes on its income and property. See "Federal Income Tax Considerations--Other Tax Consequences."

LIMITATIONS ON SIZE OF HOLDINGS OF SHARES AND CHANGE IN CONTROL

    OWNERSHIP LIMIT. Generally, in order to maintain its qualification as a REIT, not more than 50% in value of the Company's outstanding Shares may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of any taxable year following the Company's first taxable year. The Company's 9.8% share ownership limit for shareholders, as well as the ability of the Company to issue additional Shares or other classes or series of shares (which may have rights and preferences senior to the Shares), may have the effect of delaying, deferring or preventing a change in control of the Company without the consent of the Board even if a change in control were in the shareholders' interests and may also (i) deter tender offers for the Shares, which offers may be advantageous to shareholders, and (ii) limit the opportunity for shareholders to receive a premium for their Shares that might otherwise exist if an investor were attempting to acquire in excess of 9.8% of the Company's outstanding Shares or otherwise effect a change in control of the Company. See "Description of Shares of Beneficial Interest--Restriction on Size of Holdings of Shares" for additional information regarding the ownership limit.

    CLASSIFIED BOARD. The Board has been divided into three classes of trustees. The terms of the classes will expire in 1998, 1999 and 2000, respectively. Beginning in 1998, as the term of a class expires, trustees in that class will be elected for a three-year term and the trustees in the other two classes will continue in office.

    SHARES AND PREFERRED SHARES. The Company's Declaration of Trust authorizes the Board to issue additional Shares or Preferred Shares or classify any unissued Shares or Preferred Shares and to reclassify any previously classified but unissued Shares or Preferred Shares of any series from time to time. See "Description of Shares of Beneficial Interest--General" and "--Preferred Shares." No such Shares or Preferred Shares have been so classified or reclassified to date.

    ADVANCE NOTICE PROVISIONS. For nominations or other business to be properly brought before an annual meeting of shareholders by a shareholder, the Company's Bylaws require such shareholder to deliver a notice to the Secretary, absent specified circumstances, not less than 60 days nor more than 90 days prior to the first anniversary of the preceding year's annual meeting setting forth: (i) as to each person whom the shareholder proposes to nominate for election or reelection as a director, all information relating to such person that is required to be disclosed in solicitations of proxies for the election of directors pursuant to Regulation 14A of the Exchange Act; (ii) as to any other business that the shareholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest in such business of such shareholder and of the beneficial owner, if any, on whose behalf the proposal is made; and (iii) as to the shareholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made, (x) the name and address of such shareholder as it appears on the Company's books and of such beneficial owner and (y) the number of Shares which are owned beneficially and of record by such shareholder and such beneficial owner, if any.

    The classified Board, the issuance or reclassification of Shares or Preferred Shares and the advance notice provisions discussed in the preceding paragraphs each could have the effect of delaying, deferring or preventing a change in control of the Company even if a change in control were in the shareholders' interests.

LACK OF CONTROL OVER DAY-TO-DAY OPERATIONS AND MANAGEMENT OF THE PROPERTIES

    To qualify as a REIT for federal income tax purposes, the Company generally may not operate, or participate in decisions affecting the operations of, the Initial Properties and, if acquired, the Option Properties. AMC will control the operations of the Properties under the Leases, each of which will have initial terms ranging from 13 to 15 years and four renewal terms of five years each, exercisable at the option of AMC. The Leases will generally require that AMC operate the Properties in an efficient and professional manner and maintain each Property in good order, repair and appearance. During the terms of the Leases, the Company will not have the authority to require AMC to operate the Properties in a particular manner or to govern any particular aspect of their operation except as set forth in the Leases. Thus, even if the Company believes AMC is operating the Properties inefficiently or in a manner adverse to the Company's interests, the Company will not be able to require AMC to change its method of operation. The Company is limited to seeking redress only if AMC violates the terms of a Lease, in which case the Company's primary remedy is to terminate the Lease or, in certain circumstances, all of the Leases, and seek to recover damages from AMC and/or AMCE. If a Lease is terminated, the Company will be required to find another suitable lessee or risk losing its ability to elect or maintain REIT status, as applicable.

CHANGES IN POLICIES

    The major policies of the Company, including its policies with respect to investments, financing, growth, debt capitalization, REIT qualification and distributions, are determined by the Board. Although it has no present intention to do so, the Board may amend or revise these and other policies from time to time without a vote of the shareholders of the Company. See "Policies and Objectives With Respect to Certain Activities." Accordingly, shareholders will have limited control over changes in policies of the Company.

NO PRIOR MARKET FOR SHARES

    Prior to the Offering, there has been no public market for the Shares. Although the Shares will be applied for listing on the NYSE, there can be no assurance that an active trading market will develop or that the Shares will be so listed. The initial public offering price will be determined through negotiations between the Company and the Underwriters and may not be indicative of the market price of the Shares after the Offering. See "Underwriting."

EFFECT OF MARKET INTEREST RATES ON SHARE PRICES

    One of the factors that may influence the price of the Shares in public markets will be the annual yield on the price paid for Shares from distributions by the Company. Thus, an increase in market interest rates may lead purchasers of Shares to demand a higher annual yield, which could adversely affect the market price of the Shares.

DILUTION

    The pro forma net tangible book value per Share after the Offering will be lower than the initial public offering price per Share in the Offering. Accordingly, persons acquiring Shares in the Offering will experience immediate dilution of $1.87 per Share in the net tangible book value of Shares acquired in the Offering. See "Dilution."

                                  THE COMPANY

GENERAL

    The Company is being formed to capitalize on the opportunities created by the development of destination entertainment and entertainment-related properties including larger theatre complexes. The Company believes that entertainment is emerging as an important and discrete sector of the retail real estate industry and, as a result of its focus on properties in this sector, it will have a competitive advantage in providing capital to operators of such properties. The principal business strategy of the Company is to acquire and develop a diversified portfolio of high-quality properties leased to entertainment and entertainment-related business operators generally under long-term triple net leases. The Company will focus primarily on megaplex theatres and entertainment themed retail centers.

    The Company's initial portfolio will consist of the Initial Properties purchased from subsidiaries of AMCE for an aggregate purchase price of approximately $247.3 million. The Company will also have options for a period of 90 days following the actual opening date of the megaplex theatre on each Option Property to acquire such Option Property from AMC or the current owner/lessor thereof for the cost to AMC of developing and constructing such property (estimated to aggregate $136.8 million if all the Option Properties are purchased). The Option Properties are currently under construction, with the last theatre expected to be completed and opened by July 1998. The Company will lease all of the Initial Properties and, if acquired, the Option Properties to AMC. One of the Initial Properties and three of the Option Properties have adjacent land parcels that, if not under contract for sale or sold at the time of the related theatre acquisition, may be purchased by the Company for an aggregate purchase price of $10.4 million. In addition, the Company will have a right of first refusal and first offer to purchase any megaplex theatre and related entertainment property acquired or developed and owned (or ground-leased) by AMCE or its subsidiaries for a period of five years following the closing of the Offering. As a result of these and other transactions, the Company and AMCE will have several ongoing relationships after the Formation Transactions, some of which could give rise to possible conflicts of interest. See "Conflicts of Interest" and "Relationship Between AMCE and the Company after the Formation Transactions." The Company will also pursue opportunities to acquire and develop entertainment and entertainment-related properties and lease them to Planet Movies and other operators other than AMC. Likewise, AMC and Planet Movies may lease entertainment and entertainment-related properties from owners other than the Company.

    The Company's executive offices are located at 1221 Baltimore Avenue, Kansas City, Missouri 64105, and its telephone number is (816) 480-4649. The Company is a Maryland real estate investment trust formed in August 1997.

BUSINESS OBJECTIVES AND OPERATING STRATEGIES

    The Company's business objectives are to achieve predictable and increasing Funds from Operations per Share and enhance shareholder value by acquiring and developing a diversified portfolio of high-quality properties leased to entertainment and entertainment-related business operators generally under long-term triple net leases.

    GROWTH STRATEGY

    In addition to internal growth through increasing rental payments under the Leases for the Initial Properties, the Company intends to implement each of the growth strategies outlined below:

    OPTION PROPERTIES. The Company will have options to acquire up to five additional megaplex theatres currently under construction by AMC for an aggregate estimated purchase price of $136.8 million. The Option Properties are expected to be completed on dates between December 1997 and July 1998. The acquisition of such Option Properties and any related land parcels will be funded by any remaining net proceeds of the Offering and the Bank Credit Facility. The Company will also achieve additional growth through leasing the Option Properties to AMC pursuant to Leases that provide for year over year Base Rent Escalation and, if revenues exceed the baseline amounts, Annual Percentage Rent.

    FUTURE AMCE PROPERTIES. The Company will have the right of first refusal and first offer to acquire and lease back to AMC any megaplex theatre and related entertainment property acquired or developed and owned (or ground-leased) by AMCE or its subsidiaries for a period of five years following the closing of the Offering pursuant to the AMCE Right to Purchase Agreement. The Company expects that AMCE and its subsidiaries will continue to acquire and/or develop and own such properties, although AMCE may lease entertainment and entertainment-related properties from owners other than the Company.

    ADDITIONAL MEGAPLEX THEATRE AND PLANET MOVIES PROPERTIES.   The Company
believes that movie theatre operators other than AMC will develop megaplex theatres. The Company expects to pursue opportunities to acquire high-quality properties associated with such developments from operators with a strong market presence. The Company believes that it will have opportunities to purchase megaplex theatres that are being developed by other operators because of the significant capital commitment involved in building such properties. The Company also anticipates working closely with Planet Movies in evaluating potential Planet Movies locations, including the acquisition and development of property by the Company and the leasing of such property to Planet Movies, although neither party is obligated to do so. The Company expects that Planet Movies will be active in developing such properties, although Planet Movies may lease entertainment and entertainment-related properties from owners other than the Company.

    ENTERTAINMENT THEMED RETAIL CENTERS. The Company intends to focus on opportunities to acquire ETRCs, which are generally large multi-tenant retail developments that incorporate elements such as megaplex theatres, restaurants, book or music superstores, high-tech attractions, interactive game centers, live entertainment venues and other specialty retail that is oriented to entertainment or leisure-time activities. The Company believes that not only do significant opportunities exist today, but also that the consumer demand for entertainment will lead to ETRCs as a rapid growth category of the retail real estate industry. Further, the Company believes the newness of the concept may make traditional real estate credit sources less available to ETRCs and create significant opportunities for the Company. As a result of the significant capital commitment involved in building such properties and the experience and relationships of the Company's management, the Company believes that it will have opportunities to provide capital for the development of such properties. The Company's ability to finance the acquisition and development of such properties will enable it to grow and diversify its asset base. Additionally, the Company believes that as a result of its involvement with multi-tenant ETRCs, it will develop relationships with entertainment business operators that would rather lease than own their real estate and therefore have opportunities for single-tenant out-of-home location based property developments other than megaplex theatres with such operators.

    OPERATING STRATEGY

    As the Company pursues its growth strategy involving the acquisition and development of additional properties, the Company intends to implement the following operating strategy:

    LEASE RISK MINIMIZATION. To avoid initial lease-up risks and produce a predictable income stream, the Company intends to acquire single-tenant properties that are leased under long-term leases or multi-tenant properties that are substantially leased. The Initial Properties and, if acquired, the Option Properties, will be leased to AMC with initial terms ranging from 13 to 15 years. The Company's willingness to make long-term investments in properties offers tenants financial flexibility and allows tenants to allocate capital to their core businesses.

    LEASE STRUCTURE. The Company also intends to structure leases, where possible, on a triple-net or similar basis under which the tenants bear the principal portion of the financial and operational responsibility for the properties. During each lease term and any renewal periods, the Company intends to provide for contractual increases in rent and/or percentage rent based upon a percentage of a tenant's gross sales over a pre-determined level.

    TENANT RELATIONSHIPS. The Company will seek to develop and maintain long-term working relationships with theatre, restaurant and other entertainment-related business operators, such as AMC and Planet Movies, by providing capital for multiple properties on a national basis, thereby adding additional efficiency and value to such operators and the Company. The Company will target tenants whose competitive position and financial strength should enable them to meet their obligations throughout the leases' terms. The Company believes that the contacts and experience of its management and its financing strategy will enable it to develop and maintain such relationships.

    PORTFOLIO DIVERSIFICATION. The Company expects to diversify its asset base by property type and tenant. In pursuing its diversification strategy, the Company will target theatre, restaurant and other entertainment-related business operators that management views as leaders in their market segments and that have the financial strength to compete effectively. As ETRCs include an increasing number of diverse tenants, the Company expects that it will be able to serve the widening demands of this market and that its portfolio will reflect these additional complementary businesses.

    CAPITALIZATION STRATEGY

    Upon consummation of the Formation Transactions, the Company will have no outstanding indebtedness. In order to implement its growth and operational strategies, the Company intends to follow the following capitalization strategy:

    MODERATE USE OF LEVERAGE. The Company will seek to enhance shareholder return through the moderate use of leverage. The Company intends to use the $200 million Bank Credit Facility to fund the acquisition of the Option Properties, related land parcels and additional acquisitions of properties consistent with the Company's investment policies. In addition, the Company may refinance such debt with long-term debt or equity as circumstances warrant. The Company expects to maintain a debt to total market capitalization ratio (i.e., total debt of the Company as a percentage of equity market value plus total debt) of less than 50%.

    PAYMENT OF REGULAR DISTRIBUTIONS. The Company intends to pay quarterly distributions to its shareholders. Among the factors that the Board will consider in setting the distribution rate will be the Company's results of operations, including Funds from Operations per Share. Accordingly, the Company expects to periodically raise distributions as Funds from Operations per Share increases and other considerations and factors warrant. See "Distributions."

    The Company believes it will have opportunities to provide capital to businesses that seek to develop or operate entertainment and entertainment-related properties due to its strong capital base of shareholders' equity, the funds available under its Bank Credit Facility and its access to the capital markets. The Company also will be in a position to acquire new properties for cash, shares or a combination thereof creating the opportunity for tax-deferred transactions for the seller (through a subsidiary partnership or otherwise) and thereby potentially reducing the price that would be paid in all cash transactions.

                                USE OF PROCEEDS

    The proceeds to the Company from the sale of the Shares offered hereby, net of the estimated underwriting discount and expenses of the Offering, are expected to be approximately $252.8 million ($290.7 if the Underwriters' over-allotment option is exercised in full), assuming an initial public offering price per share of $20.00. Approximately $247.3 million of the net proceeds of the Offering will be used by the Company to purchase the Initial Properties from subsidiaries of AMCE. The purchase of the Initial Properties will close concurrently with or within a short period following the closing of the Offering. See "The Formation Transactions." The remaining net proceeds and any net proceeds from the exercise of the Underwriters' over-allotment option, and funds available from the $200 million Bank Credit Facility, will be used by the Company to pay expenses of the Formation Transactions, to make loans pursuant to the Share Purchase Program, to acquire the land parcel related to the South Barrington 30 Initial Property, for the future acquisition of additional properties consistent with the Company's investment policies, including the Option Properties and related land parcels, or for general business purposes. While the Company may engage from time to time in discussions regarding potential acquisitions, other than with respect to the Option Agreements and the AMCE Right to Purchase Agreement, it has not entered into any agreement as of the date of this Prospectus to make any such acquisition. Pending the described uses, any remaining net proceeds will be invested in short-term investment grade instruments, interest-bearing bank accounts, certificates of deposit, money market securities, U.S. government securities or mortgage-backed securities guaranteed by Federal agencies.

                                 CAPITALIZATION

    The following table sets forth the capitalization of the Company as of August 29, 1997, the date of its formation, and as adjusted to give effect to the Formation Transactions. The table should be read in conjunction with the historical and pro forma financial information of the Company included elsewhere in this Prospectus.

                                                                                    PRO FORMA
                                                                    HISTORICAL      JUNE 30,
                                                                  AUGUST 29, 1997     1997
                                                                  ---------------  -----------
                                                                         (IN THOUSANDS)
Debt outstanding under the Bank Credit Facility.................     $  --          $  --

Shareholders' Equity:
  Common Shares, par value $.01 per Share; 50,000,000 Shares            --                138
    authorized; 100 Shares issued historical; 13,760,100 Shares issued pro forma(1).........................................
  Additional paid-in capital....................................             2        250,284
                                                                        ------     -----------
    Total shareholders' equity..................................             2        250,422
                                                                        ------     -----------
    Total capitalization........................................     $       2      $ 250,422
                                                                        ------     -----------
                                                                        ------     -----------

- --------------

(1) Does not include options to purchase 80,000 Shares granted pursuant to the Company's Share Option Program. See "Management--Compensation Programs."

                                 DISTRIBUTIONS

    The Company intends to pay regular quarterly distributions to its shareholders. The Board of Trustees, in its sole discretion, will determine the actual distribution rate based on the Company's actual results of operations, economic conditions, tax considerations (including those related to REITs) and other factors. The first distribution, for the period ending December 31, 1997, is expected to equal a pro rata share of the anticipated initial quarterly distribution of $0.40 per Share. On an annualized basis, the anticipated distribution is $1.60 per Share, or approximately 7.6% to 8.4% of the estimated range of the initial public offering price. The Company does not expect to change its estimated initial distribution per Share if the Underwriters' over-allotment option is exercised. See "The Formation Transactions."

    The distribution described above represents approximately 93.2% of the Company's estimated Cash Available for Distribution for the year ended December 31, 1996. The Company's estimate of the Cash Available for Distribution is based upon pro forma Funds from Operations, with certain adjustments based on the items described below. The estimate of Cash Available for Distribution is being made solely for the purpose of setting the initial distribution and is not intended to be a projection or forecast of the Company's results of operations or its liquidity, nor is the methodology upon which such adjustments were made necessarily intended to be a basis for determining future distributions.

    The following table describes the calculation of pro forma Funds from Operations for the year ended December 31, 1996 and the six months ended June 30, 1997 and the adjustments made to pro forma Funds from Operations in order to calculate initial estimated distributions.

                                                                       PRO FORMA
                                                            --------------------------------
                                                              SIX MONTHS       YEAR ENDED
                                                                 ENDED        DECEMBER 31,
                                                             JUNE 30, 1997        1996
                                                            ---------------  ---------------
                                                                     (IN THOUSANDS,
                                                                 EXCEPT PER SHARE DATA)

Pro forma net earnings....................................     $  10,700        $  21,401

Plus: Pro forma depreciation..............................         2,677            5,354
                                                            ---------------  ---------------

Pro forma Funds from Operations(1)........................        13,377           26,755

Adjusted for: Pro forma straight-lined rent and
 amortization.............................................         1,561            3,123
                                                            ---------------  ---------------

Estimated Cash Available for Distribution(2)..............     $  11,816        $  23,632

Expected initial distribution(3)..........................     $  11,008        $  22,016

Expected initial distribution per Share...................     $    0.80        $    1.60

Expected initial payout ratio based on estimated Cash
 Available for Distribution(4)............................          93.2%            93.2%

- --------------

(1) Funds from Operations does not represent cash generated from operating activities (determined in accordance with GAAP) and should not be considered as an alternative to net earnings (loss) (computed in accordance with GAAP) as an indication of the Company's financial performance or to cash flows from operating activities (computed in accordance with GAAP) as a measure of the Company's liquidity, nor is it indicative of funds available to fund the Company's cash needs, including its ability to make distributions. Management believes Funds from Operations is helpful to investors as a measure of the performance of an equity REIT because, along with cash flows from operating activities, investing activities and financing activities, it provides investors with an understanding of the ability of the Company to incur and service debt and make capital expenditures.

    "Funds from Operations" as defined by NAREIT means net earnings (loss) (computed in accordance with GAAP) excluding significant non-recurring items, gains (or losses) from debt restructuring and sales of property, plus depreciation and amortization on real estate assets, and after adjustments for unconsolidated partnerships and joint ventures. The Company's Funds from Operations are not comparable to Funds from Operations reported by other REITs that do not define the term using the current NAREIT definition or that interpret the current NAREIT definition differently than does the Company. The Company believes that in order to facilitate a clear understanding of the operating results of the Company, Funds from Operations should be examined in conjunction with net earnings as presented in the Pro Forma Financial Statements included elsewhere in this Prospectus.

(2) Cash Available for Distribution means Funds from Operations adjusted for straight-lined rent and amortization and minus capital expenditures and principal payments on indebtedness. No capital expenditures or principal payments on indebtedness are included for the periods indicated. The estimate of Cash Available for Distribution is being made solely for the purpose of setting the initial distribution and is not intended to be a projection or forecast of the Company's results of operations or its liquidity, nor is the methodology upon which such adjustments were made necessarily intended to be a basis for determining future distributions.

(3) Represents expected initial distribution per Share multiplied by the 13,760,100 Shares to be outstanding upon completion of the Formation Transactions.

(4) Represents the anticipated initial aggregate distribution divided by estimated Cash Available for Distribution.

    The Company believes that its estimated Cash Available for Distribution constitutes a reasonable basis for setting the initial distribution rate on the Shares and intends to maintain its initial distribution rate for the 12 months following the closing of the Offering unless actual results from operations, economic conditions or other factors differ from the assumptions used in its estimate. The actual return that the Company will realize and the amount available for distributions to shareholders will be affected by a number of factors, including the revenues received from the Initial Properties, the operating expenses of the Company, the interest expense incurred on its borrowings and unanticipated capital expenditures. No assurance can be given that the Company's estimate will prove accurate. In addition, pro forma results of operations do not purport to represent the actual results that can be expected for future periods. See "The Company's Management's Discussion and Analysis of Financial Condition and Results of Operations."

    The Company anticipates that Funds from Operations will exceed "earnings and profits" as computed for federal income tax purposes due to non-cash expenses, primarily depreciation and amortization, expected to be incurred by the Company. Distributions by the Company to the extent of its current or accumulated earnings and profits for federal income tax purposes will be taxable to shareholders as ordinary dividend income. Distributions in excess of earnings and profits generally will be treated as a non-taxable reduction of the shareholder's basis in the Shares to the extent thereof, and thereafter as capital gain. Distributions treated as a non-taxable reduction in basis will have the effect of deferring taxation until the sale of a shareholder's Shares. The Company does not intend to reduce the expected initial distribution per Share if the Underwriters' over-allotment option is exercised. The Company estimates that approximately 15% to 20% of the anticipated initial annual distribution to shareholders will represent a return of capital for federal income tax purposes and that the Company would generally have been required on a pro forma basis to distribute $16.9 million, or $1.22 per Share, during the year ended December 31, 1996 in order to maintain its status as a REIT. If actual Funds from Operations or taxable income vary from the estimated amounts, the percentage of distributions that will represent a return of capital may vary substantially in future years. For a discussion of the tax treatment of distributions to holders of Shares, see "Federal Income Tax Considerations-- Taxation of Holders of Shares." In order to qualify to be taxed as a REIT, the Company must make annual distributions to shareholders of at least 95% of its REIT taxable income (determined by excluding any net capital gain), which the Company anticipates initially will be less than adjusted Funds from Operations. Under certain circumstances, the Company may be required to make distributions in excess of Cash Available for Distribution in order to meet such distribution requirements. In such a case, the Company may find it necessary to arrange for short-term (or possible long-term) borrowings or to raise funds through the issuance of additional Shares or Preferred Shares (as defined).

    Future distributions by the Company will be at the discretion of the Board of Trustees and will depend on the actual Funds from Operations of the Company, its financial condition, capital requirements, the annual distribution requirements under the REIT provisions of the Code (see "Federal Income Tax Considerations--Taxation of the Company as a REIT--Requirements for Qualification"), and such other factors as the Board of Trustees deems relevant. See "Risk Factors--Changes in Policies."

                                    DILUTION

    The initial public offering price per Share will exceed the net tangible book value per Share. Therefore, purchasers of Shares sold in the Offering will realize an immediate dilution in the net tangible book value of their Shares. Net tangible book value per Share is determined by subtracting total liabilities from total tangible assets and dividing the remainder by the number of Shares that will be outstanding after the Offering. The following table illustrates the dilution to purchasers of Shares sold in the Offering based on the assumed initial public offering price and assuming no exercise of the Underwriters' over-allotment option.

Assumed initial public offering price(1)...................................          $20.00

Net tangible book value per Share(2).......................................  $ 0.00

Increase in net pro forma tangible book value per Share attributable to
 payments by purchasers of Shares sold in the Offering.....................   18.13

Net pro forma tangible book value per Share after the Offering(3)..........           18.13
                                                                                     ------

Dilution per Share sold in the Offering....................................          $ 1.87
                                                                                     ------
                                                                                     ------

- --------------

(1) Before deducting estimated expenses of the Offering.

(2) Determined by dividing total tangible assets of the Company as of August 29, 1997 by the total number of Shares to be outstanding following the Formation Transactions.

(3) Determined by dividing total tangible assets of the Company on a pro forma basis as of June 30, 1997 by the total number of Shares to be outstanding following the Formation Transactions.

                  THE COMPANY'S SELECTED FINANCIAL INFORMATION

    The following table sets forth selected historical and pro forma financial information for the Company as of June 30, 1997 and August 29, 1997 and for the six months ended June 30, 1997 and the year ended December 31, 1996. The pro forma operating information is presented as if the Formation Transactions had occurred as of the beginning of the period indicated and therefore incorporates certain assumptions that are included in the Company's Condensed Pro Forma Financial Statements. The pro forma balance sheet information is presented as if the Formation Transactions had occurred on June 30, 1997. The pro forma information does not purport to represent what the Company's financial position or results of operations actually would have been had the Formation Transactions, in fact, occurred on such date or at the beginning of the period indicated, or to project the Company's financial position or results of operations at any future date or for any future period. The historical financial information set forth below is qualified in its entirety by reference to the Company's Financial Statements and the Notes thereto included elsewhere in this Prospectus. The historical and pro forma information set forth below should be read in conjunction with "The Company's Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                          PRO FORMA            PRO FORMA
                                                      SIX MONTHS ENDED        YEAR ENDED
                                                        JUNE 30, 1997      DECEMBER 31, 1996
                                                     -------------------  -------------------
                                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
  Rental income(1).................................       $  14,814            $  29,628
  General and administrative expenses(2)...........           1,105                2,209
  Depreciation(3)..................................           2,677                5,354
  Interest expense, net............................             332                  664
                                                           --------             --------
  Net earnings.....................................       $  10,700            $  21,401
                                                           --------             --------
                                                           --------             --------
  Net earnings per Share...........................       $    0.78            $    1.56
                                                           --------             --------
                                                           --------             --------
  Distributions declared and paid..................       $  11,018            $  22,016
  Distributions declared and paid per Share........       $    0.80            $    1.60
  Weighted average Shares outstanding(4)...........          13,760               13,760


                                                          PRO FORMA           HISTORICAL
                                                        JUNE 30, 1997       AUGUST 29, 1997
                                                     -------------------  -------------------
                                                                  (IN THOUSANDS)
BALANCE SHEET DATA:
  Real estate owned, at cost.......................      $  248,356             $  --
  Total assets.....................................         250,422                     2
  Debt outstanding under the Bank Credit
    Facility.......................................          --                    --
  Total shareholders' equity.......................         250,422                     2

                                                          PRO FORMA            PRO FORMA
                                                      SIX MONTHS ENDED        YEAR ENDED
                                                        JUNE 30, 1997      DECEMBER 31, 1996
                                                     -------------------  -------------------
                                                                  (IN THOUSANDS)
OTHER FINANCIAL DATA:
  Net earnings.....................................       $  10,700            $  21,401
  Add: Depreciation................................           2,677                5,354
                                                           --------             --------
  Funds from Operations(5).........................          13,377               26,755
  Adjusted for: Straight-lined rent and
    amortization...................................           1,561                3,123
                                                           --------             --------
  Cash Available for Distribution(6)...............       $  11,816            $  23,632
                                                           --------             --------
                                                           --------             --------

- --------------

(1) Represents rental income from AMC recorded in accordance with the terms of the Leases as if all Initial Properties had been in operation for the entire period. The Company will lease the Initial Properties to AMC under operating leases guaranteed by AMCE.

(2) Represents management's estimates of general and administrative expenses.

(3) Represents depreciation of the Initial Properties over a 40-year period.

(4) Weighted average Shares outstanding include Shares sold in the Offering and restricted Shares granted pursuant to the Company's Restricted Share Program as if such Shares were outstanding for the entire period.

(5) The Company believes that Funds from Operations is helpful to investors as a measure of the performance of an equity REIT because, along with cash flows from operating activities, investing activities and financing activities, it provides investors with an understanding of the ability of the Company to incur and service debt and make capital expenditures. Funds from Operations is calculated as net earnings (loss) (computed in accordance with GAAP), excluding significant non-recurring items, gains (or losses) from debt restructuring and sales of property, plus real estate related depreciation and amortization and after adjustments for unconsolidated partnerships and joint ventures. The Company computes Funds from Operations in accordance with standards established by the White Paper on Funds from Operations approved by the NAREIT Board of Governors in March 1995, which may differ from the methodology for calculating Funds from Operations utilized by other equity REITs, and, accordingly, the Company's Funds from Operations may not be comparable to the Funds from Operations of such other REITs. See "The Company's Management's Discussion and Analysis of Financial Condition and Results of Operations--Funds from Operations." Funds from Operations should not be considered as an alternative to net earnings (computed in accordance with GAAP) as an indication of the Company's financial performance or to cash flows from operating activities (computed in accordance with GAAP) as a measure of the Company's liquidity, nor is it indicative of funds available to fund the Company's cash needs, including its ability to make distributions.

(6) Cash Available for Distribution means Funds from Operations adjusted for straight-lined rent and amortization and minus capital expenditures and principal payments on indebtedness. No capital expenditures or principal payments on indebtedness are included for the periods indicated.

             THE COMPANY'S MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

    The Company was organized as a Maryland real estate investment trust on August 22, 1997, and intends to make an election to qualify under the Code as a REIT commencing with its taxable year ending December 31, 1997. Substantially all of the Company's initial revenues are expected to be derived from: (i) rents received under long-term triple net leases of entertainment and entertainment-related properties, initially megaplex theatres leased to AMC under operating leases guaranteed by AMCE; and (ii) interest earned from the temporary investment of funds in short-term investments. The rent for the first year for each Property under the Leases is initially set at a fixed amount and will be increased each year by the Base Rent Escalation. Although the Company is entitled to Annual Percentage Rent under the Leases, it does not anticipate receiving any such payments for at least five years following the Formation Transactions.

    The Company will incur operating and administrative expenses including, principally, compensation expense for its executive officers and other employees, office rental and related occupancy costs and various expenses incurred in the process of acquiring additional properties. The Company will be self-administered and managed by its executive officers and staff, and will not engage a separate advisor or pay an advisory fee for administrative or investment services, although the Company will engage legal, accounting, tax and financial advisors from time to time.

    The primary non-cash expense of the Company will be the depreciation of its entertainment and entertainment-related properties. The Company expects to depreciate buildings and improvements over a 39- and 40-year period for tax and financial reporting purposes, respectively. The Company will not own or lease any personal property, furniture or equipment at any Property following the Formation Transactions.

    The Company also expects to employ moderate leverage, pursuant to the Bank Credit Facility or otherwise, to fund additional investments and will incur long and short-term indebtedness, and related interest expense, from time to time. See "Risk Factors--General Real Estate Investment Risks--Interest Rates and Debt Financing."

    The Company intends to make distributions to its shareholders in amounts not less than the amounts required to maintain REIT status under the Code and, in general, in amounts exceeding taxable income. The Company's ability to make distributions will depend upon its Cash Available for Distribution.

RESULTS OF OPERATIONS

    The Company has had no operations prior to August 22, 1997 (the date of organization), or through the date of this Prospectus. The Company's future results of operations will depend upon the acquisition of the Initial Properties and other properties, including the Option Properties, and the terms of any subsequent investments the Company may make.

PRO FORMA RESULTS OF OPERATIONS

    The Company estimates that after giving effect to the Offering and the acquisition of the Initial Properties, rental income would have been $29.6 million for the year ended December 31, 1996 and $14.8 million for the six months ended June 30, 1997. Net earnings would have been $21.4 million or $1.56 per Share for the year ended December 31, 1996, and $10.7 million or $0.78 per Share for the six months ended June 30, 1997. Depreciation would have been $5.4 million for the year ended December 31, 1996 and $2.7 million for the six months ended June 30, 1997, respectively. Pro forma rental income is recorded in accordance with the terms of the Leases as if all Initial Properties had been in operation for the entire period. See "The Company's Selected Financial Information."

LIQUIDITY AND CAPITAL RESOURCES

    The Company anticipates that its initial working capital and cash from operations, together with the Bank Credit Facility anticipated to be available to the Company, will provide adequate liquidity to conduct its operations, fund administrative and operating costs, interest payments and acquisitions, and allow distributions to the Company's shareholders in accordance with the Code's requirements for qualification as a REIT and to avoid any corporate level federal income or excise tax.

    In order to qualify as a REIT for federal income tax purposes, the Company will be required to make substantial distributions to its shareholders. The following factors, among others, will affect Funds from Operations and will influence the decisions of the Board of Trustees regarding distributions: (i) scheduled increases in base rent under the Leases with respect to the Properties; (ii) receipt of percentage rents; and (iii) returns from short-term investments pending application of the net proceeds of the Offering. Although the Company will receive most of its rental payments on a monthly basis, it intends to make distributions quarterly. Amounts accumulated for distribution will be invested by the Company in short-term investments.

    Under the terms of the Leases, AMC is responsible for substantially all expenses associated with the operation of the Properties, such as taxes and other governmental charges, insurance, utilities, service, maintenance and any ground lease payments. See "Business of the Company and its Properties--The Properties" and "Leases." As a result of these arrangements, the Company does not believe it will be responsible for any major expenses in connection with the Properties during the terms of the respective Leases. The Company anticipates entering into similar leases with respect to additional properties, including the Option Properties. After the terms of the respective leases expire, or in the event a lessee is unable to meet its obligations, the Company anticipates that any expenditures it might become responsible for in maintaining the properties will be funded by cash from operations and, in the case of major expenditures, possibly by borrowings. To the extent that unanticipated expenditures or significant borrowings are required, the Company's Funds from Operations and liquidity may be adversely affected.

    The Company is negotiating to obtain a $200 million Bank Credit Facility that will be used to primarily finance the acquisition of additional properties, including the Option Properties and related land parcels, and for other general operating purposes and working capital, as necessary. It is expected that the Bank Credit Facility will have a maturity of three years following the Formation Transactions and will bear interest at variable rates based on a spread over the London Interbank Rate. It is also expected that the Bank Credit Facility will contain affirmative and negative covenants customary and standard for a REIT, including a requirement that the Company repay amounts in excess of the total commitment amount, as adjusted to reflect mandatory reductions.

    Other than the $247.3 million purchase of the Initial Properties using the net proceeds from the Offering and the purchase of a related land parcel, the Company has no commitments with respect to other capital expenditures. However, the Company has options exercisable at any time during the 90-day period following the actual opening date of the megaplex theatre on any Option Property to purchase such Option Property for the cost to AMC of developing and constructing such property (estimated to aggregate $136.8 million if all the Option Properties are purchased). One of the Initial Properties and three of the Option Properties have adjacent land parcels that, if not under contract for sale or sold at the time of the related theatre acquisition, may be purchased by the Company for an aggregate purchase price of $10.4 million. If acquired, the Company may be required to make additional expenditures to develop such land parcels. In addition, the Company has a right of first refusal and first offer to purchase any megaplex theatre and related entertainment property acquired or developed and owned (or ground-leased) by AMCE or its subsidiaries for a period of five years following the closing of the Offering. The Company may raise additional long-term capital by issuing, in public or private transactions, equity or debt securities, but the availability and terms of any such issuance will depend upon the market and other conditions. The Company anticipates that as a result of its initially low debt to total capitalization ratio and its intention to maintain a debt to total market capitalization ratio of less than 50%, it will be able to obtain financing for its long-term capital needs. However, there can be no assurance that such additional financing or capital will be available on terms acceptable to the Company. The Company expects to borrow under the Bank Credit Facility to acquire the Option Properties and related land parcels and may, under certain circumstances, borrow additional amounts in connection with the acquisition of additional properties, the renovation or expansion of Properties, or, as necessary, to meet certain distribution requirements imposed on REITs under the Code. See "Policies and Objectives with Respect to Certain Activities--Investment Objectives and Policies."

    Acquisitions will be made subject to the investment objectives and policies to maximize both current income and long-term growth in income described elsewhere in this Prospectus. The Company's liquidity requirements with respect to future acquisitions may be reduced to the extent the Company uses Shares as consideration for such purchases.

FUNDS FROM OPERATIONS

    The Company believes Funds from Operations is helpful to investors as a measure of the performance of an equity REIT because, along with cash flows from operating activities, investing activities and financing activities, it provides investors with an understanding of the ability of the Company to incur and service debt and make capital expenditures. Funds from Operations is calculated as net earnings (loss) (computed in accordance with GAAP), excluding significant non-recurring items, gains (or losses) from debt restructuring and sales of property, plus real estate related depreciation and amortization and after adjustments for unconsolidated partnerships and joint ventures. The Company computes Funds from Operations in accordance with standards established by the White Paper on Funds from Operations approved by the NAREIT Board of Governors in March 1995, which may differ from the methodology for calculating Funds from Operations utilized by other equity REITs, and, accordingly, the Company's Funds from Operations may not be comparable to the Funds from Operations of such other REITs. Further, Funds from Operations does not represent amounts available for management's discretionary use because of needed capital replacement or expansion, debt service obligations, or other commitments and uncertainties. The Company believes that in order to facilitate a clear understanding of the pro forma operating results of the Initial Properties and the Company, Funds from Operations should be examined in conjunction with the Company's Condensed Pro Forma Financial Statements included elsewhere in this Prospectus. Funds from Operations should not be considered as an alternative to net earnings (computed in accordance with GAAP) as an indication of the Company's financial performance or to cash flows from operating activities (computed in accordance with GAAP) as a measure of the Company's liquidity, nor is it indicative of funds available to fund the Company's cash needs, including its ability to make distributions.

INFLATION

    All of the Leases will be triple net leases requiring AMC to pay for substantially all expenses associated with the operation of the Properties, such as taxes and other governmental charges, insurance, utilities, service, maintenance and any ground lease payments, thereby minimizing the Company's exposure to increases in costs and operating expenses resulting from inflation. Because the Bank Credit Facility is expected to provide for a variable interest rate, inflation could have a material adverse effect on the Company's interest expense if interest rates increase substantially during any year. Accordingly, when deemed appropriate, based on the then current interest rates, the Company may seek to replace the Bank Credit Facility with a credit facility that provides for a fixed interest rate.

                   BUSINESS OF THE COMPANY AND ITS PROPERTIES

OVERVIEW

    The Company will enter into a purchase agreement to acquire the Initial Properties from subsidiaries of AMCE for an aggregate purchase price of approximately $247.3 million, and option agreements to purchase any or all of the Option Properties from subsidiaries of AMCE or the current owner/lessor thereof for an aggregate estimated purchase price of $136.8 million that may be exercised by the Company, with respect to each Property, at any time during the 90-day period following the actual opening date of the megaplex theatre on such Option Property, with up to an additional 90-day period to close such acquisition. One of the Initial Properties and three of the Option Properties have adjacent land parcels that, if not under contract for sale or sold at the time of the related theatre acquisition, may be purchased by the Company for an aggregate purchase price of $10.4 million. The Initial Properties and the Option Properties represent all of the AMC-owned (or ground-leased) megaplex theatres with the exception of one property that is not readily transferrable to the Company. Each of the Properties is located in a large metropolitan market and has been constructed since May 1995 or is currently under construction. AMCE generally selected the theatre sites on the bases of retail concentration, access to surface transportation and favorable demographic trends identified by reference to census figures and other statistical sources. Four of the Initial Properties are among the twelve highest grossing theatres in the United States and each of the eight operating Initial Properties is the highest grossing theatre in the local geographic area in which it operates. In addition, the Company will have a right of first refusal and first offer to purchase any megaplex theatre and related entertainment property acquired or developed and owned (or ground-leased) by AMCE or its subsidiaries for a period of five years following the closing of the Offering. The Company will acquire a 100% interest in each of the Properties (or related ground leases, as applicable) purchased.

THE PROPERTIES

    The Properties are all state-of-the-art megaplex theatres with predominantly stadium-style seating (seating with an elevation between rows to provide unobstructed viewing). Most are equipped with SONY Dynamic Digital Sound -TM- (SDDS-TM-) and AMC LoveSeat-TM- style seating (plush, high-backed seats with retractable armrests). Other amenities may include auditoriums with TORUS-TM-Compound Curved Screens and High Impact Theatre Systems-TM- (HITS-TM-), which enhance picture and sound quality, respectively. All of such equipment and amenities will be owned, or leased from third parties, by AMC following the Formation Transactions.

    THE INITIAL PROPERTIES

    Certain information regarding each of the Initial Properties is set forth below:

                                                                                                             ANTICIPATED
                          METROPOLITAN         NO. OF       NO. OF    BUILDING     OPENING                      LEASE
THEATRE NAME                  AREA             SCREENS       SEATS    (SQ. FT.)     DATE       RANKING (1)   EXPIRATION
- ---------------------  -------------------  -------------  ---------  ---------  -----------  -------------  -----------
Grand 24.............  Dallas, TX                    24        5,067     85,000        5/95             5       12/2010
Mission Valley
  20(2)..............  San Diego, CA                 20        4,361     76,334       12/95             4       12/2010
Promenade 16(3)......  Los Angeles, CA               16        2,882    120,000        3/96            42       12/2010
Ontario Mills 30.....  Los Angeles, CA               30        5,469    106,502       12/96            11       12/2010
Lennox 24(2).........  Columbus, OH                  24        4,412     80,300       12/96            12       12/2011
West Olive 16........  St. Louis, MO                 16        2,817     52,310        4/97           N/A       12/2011
Studio 30............  Houston, TX                   30        6,032    112,382        5/97           N/A       12/2011
Huebner Oaks 24......  San Antonio, TX               24        4,400     81,780        6/97           N/A       12/2011
Leawood Town Center
  20.................  Kansas City, MO/KS            20        2,994     62,122       12/97(4)         N/A      12/2012
First Colony 24(2)...  Houston, TX                   24        5,098     89,290       12/97(4)         N/A      12/2012
Oak View 24(2).......  Omaha, NE                     24        5,098     89,290       12/97(4)         N/A      12/2012
South Barrington
  30(5)..............  Chicago, IL                   30        6,210    109,468        2/98(4)         N/A       2/2013
                                                    ---    ---------  ---------
                                                    282       54,840  1,064,778
                                                    ---    ---------  ---------
                                                    ---    ---------  ---------

- --------------

(1) Among United States theatres based on ticket revenues for the period from January 1 through August 14, 1997 according to Entertainment Data Incorporated. No ranking is provided for those theatres that were not operational during the entire period.

(2) Third party ground leased property. Although the Company will become the tenant under the ground leases and assume responsibility for performing the obligations thereunder in the Formation Transactions, pursuant to the Leases AMC will have responsibility for performing the Company's obligations under such ground leases.

(3) The theatre occupies 60,000 square feet. See "--Initial Property Descriptions--Promenade 16."

(4) Anticipated opening date. The Company will pay the purchase price and AMC will commence paying rent under the applicable Lease with the Company on the date the property is acquired by the Company, which will occur on the earlier of the actual opening date of the megaplex theatre and the first day of the month following the anticipated opening date indicated.

(5) The Company will acquire one land parcel totaling approximately 1.5 acres adjacent to this theatre if such parcel is not under contract for sale or sold by AMC at the time of the Formation Transactions. See "--Land Parcels." The Company will not have the right to acquire other land parcels adjacent to this theatre because of the absence of sewer connections to such parcels.

    The Initial Properties will be purchased from subsidiaries of AMCE for an aggregate purchase price of approximately $247.3 million in cash. The Company will lease the Initial Properties to AMC pursuant to the Leases with initial terms ranging from 13 to 15 years with aggregate initial annual cash rents of approximately $26.0 million. Throughout the terms of the Leases, annual rents will escalate by the Base Rent Escalation, and Annual Percentage Rent on revenues in excess of a baseline amount will be payable by AMC. The Leases may be extended upon the same terms for four additional periods of five years at the option of AMC.

    The purchase price for each Initial Property will equal the cost to AMC of developing and constructing such Property. See "Risk Factors--Conflicts of Interest--Purchase Price of the Properties." It is possible that if the Company were to have obtained independent valuations or appraisals, the sum of the values of the Initial Properties might have been greater or lower than the sum of the values determined by the management of AMCE and of the Company.

    INITIAL PROPERTY DESCRIPTIONS

    Set forth below are descriptions of the Initial Properties.

    GRAND 24. The Grand 24 was the first megaplex theatre opened by AMC in May 1995. It is a free-standing theatre located on a 21.2 acre site at 10110 Technology Boulevard East (in the Stemmons Crossroads development, at the intersection of I-35 and Northwest Highway) in Dallas, Texas. The theatre has 85,000 square feet and 5,067 seats. The theatre site includes a 2,600-space free parking area and tram service is provided to the theatre. Its box office has 12 stations, and there are three concessions stands with 21 total stations. Theatre amenities include stadium AMC LoveSeat-TM- style seating, 46-inch spacing between rows, SDDS-TM-, TORUS-TM- Compound Curved Screens, HITS-TM- and advance ticket purchase by TeleTicket-TM-. Eight restaurants and clubs are located near the theatre site. From January 1 through August 14, 1997, the Grand 24 was the fifth highest grossing theatre in the United States.

    According to the 1990 U.S. Census, there are approximately 460,000 people residing within seven miles of the Grand 24. The Grand 24 site is subject to standard and customary utility and other easements, certain covenants and restrictions and certain reciprocal easements regarding access and the construction of a pedestrian bridge linking the Grand 24 site to adjoining properties.

    MISSION VALLEY 20. The Mission Valley 20 opened in December 1995. It is located in the Mission Valley Center shopping complex, on Interstate 8 at the Mission Center Road exit in San Diego, California. The ground lease is for 77,000 square feet, and the theatre has 76,334 square feet and 4,361 seats. Free parking for patrons is available throughout the shopping complex, including under the theatre and on the south side of the shopping center. The theatre box office has 15 stations, and there are two concessions stands with 34 total stations. Other amenities include stadium AMC LoveSeat-TM- style seating, 46-inch spacing between rows, SDDS-TM-, advance ticket purchase by TeleTicket-TM-, TORUS-TM- Compound Curved Screens and HITS-TM-. From January 1 through August 14, 1997, the Mission Valley 20 was the fourth highest grossing theatre in the United States. The Company believes that this theatre may be operated by AMC under the "Planet Movies by AMC" name in the future.

    The Mission Valley Center is a one-level outdoor mall with 1.3 million square feet on 48.13 acres. The Mission Valley Center opened in 1961 with 100 shops, including the May Company and Montgomery Wards Department Store. In 1975, the Mission Valley Center expanded by adding Bullock's and 44,000 square feet of specialty shops. In 1983, the Mission Valley Center also added Saks Fifth Avenue and 50 more specialty shops. According to the 1990 U.S. Census, there are approximately 500,000 people residing within five miles of the Mission Valley
20. The ground-leased parcel for the Mission Valley 20 site is subject to various reciprocal easements, restrictions, covenants and other agreements for the operation of the Mission Valley Center.

    The Mission Valley 20 ground lease was entered into in 1994 and has a 30-year initial term expiring in March 2024, with two, ten-year extension options exercisable by the tenant. Minimum rent is $10 per square foot ($764,850 per annum) through year 11 of the lease, increasing by an amount equal to $2 per square foot in year 12 and each five-year period thereafter to $18 per square foot in year 27 of the ground lease. Minimum rent in the first option period is $20 per square foot, and increases by an amount equal to $2 per square foot at the commencement of each successive option period. The ground lease also requires percentage rent, commencing in year seven (2001), of 10% of gross sales over specified breakpoints. During the first ten years of the ground lease, the property may only operate as a theatre; thereafter, with the consent of the landlord and the major tenants of the shopping center, up to 25,000 square feet of the property may be used to operate up to two retail businesses. Such ground lease will be assigned to the Company as part of the Formation Transactions, and the Company will assume responsibility for performing the obligations thereunder. Pursuant to the Leases, all of the Company's obligations under the ground lease, including rent payment obligations, will be the responsibility of AMC.

    PROMENADE 16. The Promenade 16 opened in March 1996. It is located on a 6.2 acre site in The Promenade at Woodland Hills shopping complex, at the intersection of 101 Freeway and Topanga Canyon Boulevard in Woodland Hills, California. The building has 120,000 square feet, including the theatre that has 60,000 square feet and 2,882 seats. Free parking is available in the shopping complex parking lots located around the theatre and the mall. The theatre box office has eight stations; in addition, there are four self-service box offices outside the box office where purchasers may purchase ticket or pick up "will-call" tickets. The theatre has three concessions stands with 26 total stations. Some concessions stations include pass-through concessions service. Amenities include stadium AMC LoveSeat-TM- style seating, 46-inch spacing between rows, SDDS-TM-, advance ticket purchase by TeleTicket-TM-, TORUS-TM-Compound Curved Screens and HITS-TM-. From January 1 through August 14, 1997, the Promenade 16 was the 42nd highest grossing theatre in the United States. The Company believes that this theatre may be operated by AMC under the "Planet Movies by AMC" name in the future.

    The Promenade at Woodland Hills shopping complex is a two-level, enclosed mall having 600,000 square feet of gross leaseable area on 34 acres. The shopping complex opened in 1973 and was fully renovated in 1992. In addition to the AMC Promenade 16 theatre, the Promenade at Woodland Hills shopping complex is anchored by a Macy's and Macy's Men's and Children's stores and features 80 specialty shops and restaurants. According to the 1990 U.S. Census, there are approximately 447,000 people residing within seven miles of the Promenade 16. The Promenade 16 site is subject to various reciprocal easements, restrictions, covenants and other agreements for operation of the Promenade shopping complex. Under one such agreement, the developer of the complex has an option to purchase the Promenade 16 if AMC ceases to operate a multi-screen movie theatre on a designated level of the complex. AMC is currently negotiating a renewal of its expired temporary certificate of occupancy for this Property. The Promenade 16 site includes a 20,000 square foot food court, which includes 5,000 square feet available for lease of which 3,700 square feet currently is leased to six tenants. There is also 40,000 square feet of retail space below the theatre that is currently vacant. AMC will lease the entire site from the Company.

    ONTARIO MILLS 30. The Ontario Mills 30 opened in December 1996. It is located on a 14.65 acre site at the intersection of 4th Street and Milliken Avenue in the Ontario Mills Mall in Ontario, California. The theatre has 106,502 square feet and 5,469 seats. Free parking is available to patrons in the 7,500-space Ontario Mills parking lots around the theatre and the mall. The theatre has three box offices with a total of 15 stations, as well as two automated ticket dispensers for pick up of TeleTicket-TM- purchases. There are three concessions stands with a total of 42 stations, all of which feature pass-through concessions service. Amenities include stadium AMC LoveSeat-TM-style seating, 46-inch spacing between rows, SDDS-TM-, TORUS-TM- Compound Curved Screens, HITS-TM-, advance ticket purchase by TeleTicket-TM-, an Image Video Entertainment Wall which plays continuous digitized images of coming attractions and current releases, two arcade areas and a private room for party rentals and events. From January 1 through August 14, 1997, the Ontario Mills 30 was the 11th highest grossing theatre in the United States. The Company believes that this theatre may be operated by AMC under the "Planet Movies by AMC" name in the future.

    The Ontario Mills Mall is a 1.7 million square foot mall located on the northwest corner of the intersection of the Interstate 10 and Interstate 15 freeways and is one of California's largest outlet malls. The Ontario Mills 30 is the Ontario Mills Mall's key entertainment anchor of a total of 13 anchors including Clearinghouse by Saks Fifth Avenue, J.C. Penney Outlet, Sports Authority, Marshall's, Burlington Coat Factory and Bed, Bath and Beyond. Other entertainment stores and attractions include Sega Gameworks, Wolfgang Puck Cafe, Virgin Megastore and the Warner Bros. Studio Store Outlet. According to the 1990 U.S. Census, there are approximately 362,000 people residing within seven miles of the

Ontario Mills 30. The Ontario Mills 30 site is subject to standard and customary utility and other easements and certain reciprocal easements, covenants, conditions and restrictions regarding access, parking, passage, signs and utility lines over, and the construction of the common areas of the Ontario Mills Mall which, for a term of 40 years, entitles the developer of the Ontario Mills Mall to purchase the Ontario Mills 30 if it is no longer used as a theatre.

    LENNOX 24. The Lennox 24 opened in December 1996. It is located on a 10.6 acre ground leased site in the Lennox Town Center shopping complex on Olentangy River Road and Route 315 in Columbus, Ohio. The theatre has 80,300 square feet and 4,412 seats. Approximately 800 parking spaces are allocated specifically for AMC's patrons, and an additional 662 spaces are available within the Lennox Town Center; 1,000 additional spaces will be available when the Lennox Town Center is completely finished. Theatre box offices feature a total of 14 stations, and there are two "will-call" stations for advance ticket sales and pickups. A guest services kiosk allows patrons to make special arrangements, as well as purchase gift certificates and offers other services to moviegoers. The theatre has three concessions stands with 38 total stations, some of which feature pass-through concessions service. Amenities include stadium AMC LoveSeat-TM- style seating, 46-inch spacing between rows, SDDS-TM-, advance ticket purchase by TeleTicket-TM-, TORUS-TM- Compound Curved Screens and HITS-TM-. From January 1 through August 14, 1997, the Lennox 24 was the 12th highest grossing theatre in the United States.

    The Lennox Town Center is a regional shopping center with 320,000 square feet of leaseable area on 37.5 acres. It is located approximately four miles northeast of downtown Columbus, and is near Ohio State University which is just across the Olentangy River to the east. Lennox Town Center's anchor tenants include Target and Barnes and Noble. According to the 1990 U.S. Census, there are approximately 559,000 people residing within seven miles of the Lennox 24. The Lennox 24 is subject to standard and customary utility and other easements.

    The Lennox 24 ground lease was entered into in 1995 and has a 25-year initial term ending in the year 2020, with ten, five-year renewal options exercisable by the tenant. Annual minimum rent is $537,578 through year five of the ground lease, increasing by $50,000 per annum in year six, $55,000 per annum in year 11, $61,000 per annum in year 16 and $66,000 per annum in year 21. Annual rentals during the option periods commence at $805,860 during the first period and increase to $1,900,000 per annum in the tenth option period. During the initial term, there is also percentage rent due in an amount per annum equal to two percent of gross sales over a specified breakpoint in each lease year. The property must be operated as a theatre through year five of the ground lease, but thereafter may be operated for any lawful retail, service or entertainment use (subject to rights of exclusivity granted other tenants). Such ground lease will be assigned to the Company as part of the Formation Transactions, and the Company will assume responsibility for performing the obligations thereunder. Pursuant to the Leases, all of the Company's obligations under the ground lease, including rent payment obligations, will be the responsibility of AMC.

    WEST OLIVE 16. The West Olive 16 opened in April 1997. It is a free-standing theatre located on an 8.02 acre site in a multi-use development at the intersection of Olive and Interstate 270 in St. Louis, Missouri. The theatre has 52,310 square feet and 2,817 seats. Free parking is available around the theatre in 1,850 spaces. The theatre has two box offices with a total of eight stations and two concessions stands with a total of 24 stations. Some concessions stations include pass-through concessions service. Other amenities include stadium AMC LoveSeat-TM- style seating, 46-inch spacing between rows, SDDS-TM-, TORUS-TM- Compound Curved Screens and HITS-TM-. For the 19 weeks through August 14, 1997 that the West Olive 16 has been open, it was the 97th highest grossing theatre in the United States. According to the 1990 U.S. Census, there are approximately 342,000 people residing within seven miles of the West Olive 16. The West Olive 16 is subject to standard and customary utility and other easements.

    STUDIO 30. The Studio 30 opened in May 1997. It is a free-standing theatre located on a 21.56 acre site adjacent to a Wal-Mart and a Sam's Club store located on the southeast corner of Westheimer and Dunvale in Houston, Texas. The theatre has 112,382 square feet and 6,032 seats. Free parking is available to patrons on the project site in 1,900 spaces around the theatre. The theatre has three box offices with a total of 15 stations and three concessions stands with a total of 45 stations. All of the concessions stands include pass-through concessions service. Other amenities include stadium AMC LoveSeat-TM- style seating, 46-inch spacing between rows, SDDS-TM-, TORUS-TM- Compound Curved Screens and HITS-TM-. For the twelve weeks through August 14, 1997 that the Studio 30 has been open, it was the 104th highest grossing theatre in the United States. The Company believes that this theatre may be operated by AMC under the "Planet Movies by AMC" name in the future. According to the 1990 U.S. Census, there are approximately 734,000 people residing within seven miles of the Studio
30. The Studio 30 site is subject to standard utility easements and City of Houston general ordinances with respect to platting and building set-back lines.

    HUEBNER OAKS 24. The Huebner Oaks 24 opened in June 1997. It is a free-standing theatre on a 13.56 acre site and serves as an anchor in a strip shopping center having other national tenants including Bed, Bath and Beyond, Old Navy, Pier 1 Imports and Borders Books. The site is located at the intersection of Huebner Road and Interstate 10 in San Antonio, Texas. The theatre has 81,780 square feet and 4,400 seats. Parking for patrons is available in over 2,000 spaces located around the theatre building. The theatre has three box offices with a total of 15 stations and three concessions stands with a total of 43 stations. All of the concessions stands include pass-through concessions service. Other theatre amenities include stadium AMC LoveSeat-TM-style seating, 46-inch spacing between rows, SDDS-TM-, TORUS-TM- Compound Curved Screens and HITS-TM-. For the eight weeks through August 14, 1997 that the Huebner Oaks 24 has been open, it was the 126th highest grossing theatre in the United States. According to the 1990 U.S. Census, there are approximately 356,000 people residing within seven miles of the Huebner Oaks 24. The Huebner Oaks 24 is subject to standard and customary utility and other easements.

    LEAWOOD TOWN CENTER 20. The Leawood Town Center 20 is expected to open in December 1997. The free-standing theatre will be located on an 8.4 acre site in the Leawood Town Center Plaza shopping center in a Kansas suburb of Kansas City, Missouri. The theatre will have 62,122 square feet and 2,994 seats. Parking will be available in 3,300 parking spaces in lots around the mall and on-site. The theatre will have one box office with a total of 12 stations as well as two automated ticket dispensers for pick-up of TeleTicket-TM- purchases. There will be three concessions stands with a total of 32 stations, all of which will feature pass-through concessions service. Other amenities will include stadium AMC LoveSeat-TM- style seating, 46-inch spacing between rows, SDDS-TM-, TORUS-TM- Compound Curved Screens and HITS-TM-.

    The Leawood Town Center Plaza shopping center is located at 119th Street and Roe in Leawood, Kansas and is anchored by a Jacobson's department store, a Galyans sporting goods store and the AMC theatre. It also features other retailers such as Williams Sonoma, Pottery Barn, The Gap, Gap Kids and The Limited. There are also 10 restaurants, including On The Border and Houlihan's, located at the shopping center. According to the 1990 U.S. Census, there are approximately 286,000 people residing within seven miles of the Leawood Town Center 20. The Leawood Town Center 20 will be subject to standard and customary utility and other easements.

    FIRST COLONY 24. The First Colony 24 is expected to open in December 1997. The free-standing theatre will be located on a 26.5 acre ground-leased site across the ring road from the First Colony Mall in Sugerland, Texas, a suburb of Houston. The theatre will have 89,290 square feet and 5,098 seats. The site will include 2,200 parking spaces. The theatre will have two box offices with a total of 16 stations. There will be three concessions stands with a total of 40 stations, all of which will feature pass-through concessions service. Other amenities will include stadium AMC LoveSeat-TM- style seating, 46-inch spacing between rows, SDDS-TM-, TORUS-TM- Compound Curved Screens and HITS-TM-.

    The First Colony Mall is a regional mall with more than one million square feet of retail space located at the Southwest (US 59) and South Beltway 6 freeways. The mall is anchored by Foley's, Dillard's, J.C. Penney and Mervyn's. According to the 1990 U.S. Census, there are approximately 221,000 people residing within seven miles of the First Colony 24. The First Colony 24 will be subject to standard and customary utility and other easements.

    The First Colony 24 ground lease was entered into in 1996 and has a 20-year initial term expiring in 2016, with six, five-year renewal options exercisable by the tenant. Annual minimum rent is $501,870 through year 10 of the ground lease, $552,057 for years 11 through 15 of the ground lease and $607,263 for years 16 through 20 of the ground lease. Annual minimum rent for each of the six, five-year renewal options is $667,989, $734,788, $808,267, $889,094,
$978,003 and $1,075,803, respectively. In addition, there is also percentage rent due in an amount per annum equal to three percent of gross receipts over a specified breakpoint in each lease year. The property must be operated as a theatre through year 10 of the ground lease, but thereafter may be operated for any retail or entertainment use (subject to limited exceptions). Such ground lease will be assigned to the Company as part of the Formation Transactions and the Company will assume responsibility for performing the obligations thereunder. Pursuant to the Leases, all of the Company's obligations under the ground lease, including rent payment obligations, will be the responsibility of AMC.

    OAK VIEW 24. The Oak View 24 is anticipated to open in December 1997. It will be a free-standing facility located on a 20.4 acre ground-leased parcel in the Oak View Plaza shopping center at 144th and West Center Road, in Omaha, Nebraska. The theatre will have 89,290 square feet and 5,098 seats. Free parking will be available in 1,350 shopping center spaces. The theatre will have three box offices with a total of 14 stations and three concessions stands with a total of 40 stations. Some concessions stations will include pass-through concessions service. Other theatre amenities will include stadium AMC LoveSeat-TM- style seating, 46-inch spacing between rows and SDDS-TM-. Some auditoriums will feature TORUS-TM- Compound Curved Screens and HITS-TM-.

    Oak View Plaza is a regional shopping complex located across the street from Oak View Mall. Oak View Plaza's anchor tenants include Kohl's, Barnes & Noble and Home Express. Oak View Mall's anchor tenants include Yonkers, DiIlard's, J.C. Penney and Sears. According to the 1990 U.S. Census, there are approximately 225,000 people residing within seven miles of the Oak View 24. AMC's interest under its ground lease in the Oak View 24 property is subject to standard and customary utility and other easements.

    The Oak View 24 ground lease was entered into in 1996 and has a 20-year initial term expiring in October 2016, with six, five-year renewal options exercisable by the tenant. Fixed rental under the lease is $425,000 annually through the third year, increasing to $525,000 per annum in years four and five, then increasing in increments of $50,000 per annum in years six, 11 and 16. Rent during the option periods is $675,000 per annum, adjusted by changes in the consumer price index over the prior term. There is no percentage rent. The premises may be used for a theatre or any other lawful purpose. The tenant under the ground lease has an option to purchase the land commencing in year four of the ground lease at a price of $5,000,000, which purchase price increases in increments of $500,000 in years six, 11 and 16 of the ground lease. Such ground lease will be assigned to the Company as part of the Formation Transactions and the Company will assume responsibility for performing the obligations under the ground lease. Pursuant to the Leases, all of the Company's obligations under the ground lease, including rent payment obligations, will be the responsibility of AMC.

    SOUTH BARRINGTON 30. The South Barrington 30 is expected to open in February 1998. It will be a free-standing theatre located on a 33 acre site at the intersection of Interstate 90 and Barrington Road in South Barrington, Illinois, a suburb of Chicago. The theatre will have 109,468 square feet and 6,210 seats. The site will include 2,800 parking spaces. The theatre will have two box offices with a total of 18 stations. There will be three concessions stands with a total of 44 stations, all of which will feature pass-through concessions service. Other amenities will include stadium AMC LoveSeat-TM- style seating, 46-inch spacing between rows, SDDS-TM-, TORUS-TM-Compound Curved Screens and HITS-TM-. According to the 1990 U.S. Census, there are approximately 345,000 people residing within seven miles of the South Barrington 30. The South Barrington 30 will be subject to standard and customary utility and other easements.

    THE OPTION PROPERTIES

    Certain information regarding each of the Option Properties, including the purchase price payable by the Company therefor, is set forth below:

                                                                                                        ESTIMATED
                                                                                        ANTICIPATED   PURCHASE PRICE
                                  METROPOLITAN     NO. OF       NO. OF     BUILDING       OPENING          (IN
THEATRE NAME                          AREA         SCREENS       SEATS     (SQ. FT.)      DATE(1)     THOUSANDS)(2)
- --------------------------------  ------------  -------------  ---------  -----------  -------------  --------------

Gulf Pointe 30(3)(4)............   Houston, TX           30        6,008     108,935         12/97      $   27,200

Mesquite 30(3)(4)...............   Dallas, TX            30        6,008     108,935          3/98          22,600

Cantera 30 (4)..................   Chicago, IL           30        6,210     109,468          3/98          34,000

Hampton Town Center 24(3).......   Norfolk, VA           24        5,098      89,290          4/98          26,000

Livonia 20......................   Detroit, MI           20        4,056      72,297          7/98          27,000
                                                        ---    ---------  -----------                 --------------
                                                        134       27,380     488,925                    $  136,800
                                                        ---    ---------  -----------                 --------------
                                                        ---    ---------  -----------                 --------------

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(1) If the Company acquires an Option Property, the Company will pay the purchase price and AMC will commence paying rent under the applicable Lease with the Company on the date such Option Property is acquired by the Company, which will not occur prior to the actual opening date of the megaplex theatre.

(2) Purchase prices are estimated but are not expected to materially change. The actual purchase price for each Option Property will equal the cost to AMC of developing and constructing such Property at the time of acquisition by the Company.

(3) AMC currently leases such Properties from a third party owner/lessor. The Company will have an option to acquire such Properties from the owner/lessor.

(4) The Company will have the option to acquire the land parcels adjacent to this theatre if such land parcels are not under contract for sale or sold at the time of the related theatre acquisition. See "-- Land Parcels."

    The Company will have options to purchase each Option Property that may be exercised at any time during the 90-day period following the actual opening date of the megaplex theatre on such Option Property. After exercise of the option, the Company is required to close the acquisition within the following 90 days. The purchase price of each Option Property will be equal to the cost to AMC of developing and constructing such Property. The Company will lease to AMC the Option Properties, if acquired, pursuant to Leases on substantially the same terms and conditions as the Leases for the Initial Properties, including the Base Rent Escalation and the Annual Percentage Rent. The initial annual rental rate for each Option Property will be equal to 10.5% of the purchase price. Using the 10.5% lease rate calculation and the estimated purchase prices, the Company believes that the initial annual cash rent for each Option Property, if acquired, will be: (a) Gulf Pointe 30--$2.9 million; (b) Mesquite 30--$2.4 million; (c) Cantera 30--$3.6 million;(d) Hampton Town Center 24--$2.7 million; and (e) Livonia 20--$2.8 million. Total initial annual cash rent for the Option Properties, if acquired, will be approximately $14.4 million.

    Because the Option Properties are currently under construction by AMC, the cash consideration to be paid by the Company for each of the Option Properties will equal the cost to AMC of developing and constructing such Property. Independent valuations were not obtained to determine the purchase price of the Option Properties. See "Risk Factors--Conflicts of Interest--Purchase Price of the Properties."

    OPTION PROPERTY DESCRIPTIONS

    Set forth below are descriptions of the Option Properties.

    GULF POINTE 30. The Gulf Pointe 30 is expected to open in December 1997. It will be a free-standing theatre located on a 34 acre site at the Interstate 45 and South Beltway 8 freeways in Houston, Texas. The theatre will have 108,935 square feet and 6,008 seats. The site will include 2,000 parking spaces. The theatre will have two box offices with a total of 18 stations. There will be three concessions stands with a total of 44 stations, all of which will feature pass-through concessions service. Other amenities will include stadium AMC LoveSeat-TM- style seating, 46-inch spacing between rows, SDDS-TM-, TORUS-TM-Compound Curved Screens and HITS-TM-.

    AMC currently leases the Gulf Pointe 30 from a third party owner/lessor. The Company's option to acquire such property will be with the owner/lessor. According to the 1990 U.S. Census, there are approximately 345,000 people residing within seven miles of the Gulf Pointe 30. The Gulf Pointe 30 will be subject to standard and customary utility and other easements.

    MESQUITE 30. The Mesquite 30 is expected to open in March 1998. It will be a free-standing theatre located on a 26.2 acre site at the intersection of Interstate 635 and US 80 freeways in Mesquite, Texas, a suburb of Dallas. The theatre will have 108,935 square feet and 6,008 seats. The site will include 2,000 parking spaces. The theatre will have two box offices with a total of 18 stations. There will be three concessions stands with a total of 44 stations, all of which will feature pass-through concessions service. Other amenities will include stadium AMC LoveSeat-TM- style seating, 46-inch spacing between rows, SDDS-TM-, TORUS-TM- Compound Curved Screens and HITS-TM-.

    AMC currently leases the Mesquite 30 from a third party owner/lessor. The Company's option to acquire such property will be with the owner/lessor. According to the 1990 U.S. Census, there are approximately 390,000 people residing within seven miles of the Mesquite 30. The Mesquite 30 will be subject to standard and customary utility and other easements.

    CANTERA 30. The Cantera 30 is expected to open in March 1998. It will be a free-standing theatre located on a 42.3 acre site in Warrenville, Illinois, a suburb of Chicago. The theatre will have 109,468 square feet and 6,210 seats. The site will include 3,000 parking spaces. The theatre will have two box offices with a total of 18 stations. There will be three concessions stands with a total of 44 stations, all of which will feature pass-through concessions service. Other amenities will include stadium AMC LoveSeat-TM- style seating, 46-inch spacing between rows, SDDS-TM-, TORUS-TM- Compound Curved Screens and HITS-TM-.

    The Cantera 30 will be part of a larger multi-use development that will eventually consist of 4.7 million square feet of office space, 3 million square feet of light industrial space, 500 multi-family residential units, retail, hotel and recreational areas. According to the 1990 U.S. Census, there are approximately 489,000 people residing within seven miles of the Cantera 30. The Cantera 30 will be subject to standard and customary utility and other easements.

    HAMPTON TOWN CENTER 24. The Hampton Town Center 24 is expected to open in April 1998. It will be a free-standing theatre located on a 25 acre site in a shopping center at Interstate 64 East, Big Bethel Road and Hampton Roads Center Parkway in Hampton, Virginia, a suburb of Norfolk. The theatre will have 89,290 square feet and 5,098 seats. The site will include 2,400 parking spaces. The theatre will have two box offices with a total of 16 stations. There will be three concessions stands with a total of 40 stations, all of which will feature pass-through concessions service. Other amenities will include stadium AMC LoveSeat-TM- style seating, 46-inch spacing between rows, SDDS-TM-, TORUS-TM-Compound Curved Screens and HITS-TM-.

    AMC currently leases the Hampton Town Center 24 from a third party owner/lessor. The Company's option to acquire such property will be with the owner/lessor. The shopping center adjacent to the Hampton Town Center 24 will have a grocery store and large local retailer as well as several restaurant and retail pads. According to the 1990 U.S. Census, there are approximately 227,000 people residing within seven miles of the Hampton Town Center 24. The Hampton Town Center 24 will be subject to standard and customary utility and other easements.

    LIVONIA 20. The Livonia 20 is expected to open in July 1998. It will be a free-standing theatre located on a 35.3 acre condominium subdivision developed as a shopping center in Livonia, Michigan, a suburb of Detroit. The theatre will have 72,297 square feet and 4,056 seats. The site will include 2,200 parking spaces. The theatre will have one box office with a total of 12 stations as well as two automated ticket dispensers for pick-up of TeleTicket-TM- purchases. There will be three concessions stands with a total of 28 stations, all of which will feature pass-through concessions service. Other amenities will include stadium AMC LoveSeat-TM- style seating, 46-inch spacing between rows, SDDS-TM-, TORUS-TM- Compound Curved Screens and HITS-TM-.

    The shopping center will have three other anchor retailers plus several restaurant/retail pads. It will be located at Haggerty Road and Seven Mile Road, just off of Interstate 275/96. According to the 1990 U.S. Census, there are approximately 331,000 people residing within seven miles of the Livonia 20. The Livonia 20 will be subject to standard and customary utility and other easements.

LAND PARCELS

    Certain information regarding the land parcels adjacent to certain of the Properties, including the purchase price payable by the Company therefor, is set forth below:

                                                         LAND      PURCHASE PRICE
THEATRE NAME                                    PAD    (SQ. FT.)   (IN THOUSANDS)
- ---------------------------------------------  -----   ---------   --------------

South Barrington 30(1).......................    A        65,000      $ 1,056
Gulf Pointe 30(2)(3).........................    A        54,000          511
                                                 B        47,000          511
                                                 C        54,000          511

Mesquite 30(2)...............................    A        87,000          809
                                                 B        87,000          674
                                               C-1        87,000          790
                                               C-2        75,000          651

Cantera 30(2)................................    A        43,000          968
                                                 B        43,000        1,012
                                                 C        43,000          968
                                                 D        65,000        1,012
                                                 E        87,000          968
                                                       ---------   --------------
                                                         837,000      $10,441
                                                       ---------   --------------
                                                       ---------   --------------

- --------------

(1) Indicated land parcel is adjcent to this Initial Property.

(2) Indicated land parcels are adjacent to this Option Property.

(3) AMC is under contract to sell an additional land parcel to Outback Steakhouse. If such land parcel is no longer under contract at the time of the exercise by the Company of its option to purchase the Gulf Pointe 30, the Company will have the option to purchase such land parcel for approximately $0.5 million.

    At the time the Company acquires the South Barrington 30 and exercises its option to acquire an Option Property, it will have the option to acquire not less than all of the land parcels adjacent to the theatre at such Property that are not under contract for sale or sold for the purchase prices indicated in the table above. The purchase price for each land parcel was determined by management of both AMCE and the Company based on an estimated market value for such parcel less estimated marketing and selling costs. Independent valuations were not obtained to determine the purchase price of the land parcels. See "Risk Factors--Conflicts of Interest--Purchase Price of the Properties." The Company's initial focus with respect to the land parcels will be ground lease or build-to-suit opportunities with entertainment and entertainment-related operators that have significant market presence (primarily restaurants). The Company does not anticipate leasing any of the land parcels, if acquired, to AMCE or any of its subsidiaries or to Planet Movies. AMC may market and negotiate to sell any or all of the land parcels relating to the Option Properties prior to the exercise by the Company of its options to purchase the Option Properties.

    SOUTH BARRINGTON 30 LAND PARCEL. There is one adjacent land parcel northeast of the South Barrington 30 totaling approximately 1.5 acres that, if acquired, may be developed and leased by the Company or sold to third parties for development as a restaurant or retail site. The site plan includes a pedestrian pathway linking the restaurant or retail store and the megaplex theatre. There are additional land parcels adjacent to this theatre that the Company will not have the right to acquire because of the absence of sewer connections to such parcels.

    GULF POINTE 30 LAND PARCELS. There are three adjacent land parcels east of the proposed site for the Gulf Pointe 30 totaling approximately 3.5 acres that, if acquired, may be developed and leased by the Company or sold to third parties for development as restaurant or retail sites. AMC has entered into a contract to sell an additional land parcel located at the proposed site, with a pad of 9,200 square feet and 67 parking spaces, to Outback Steakhouse. The land parcels will be subject to customary reciprocal easements for ingress, egress and parking between each of the land parcels and between the land parcels and the theatre parcel, and restrictions relating to certain uses.

    MESQUITE 30 LAND PARCELS. There are four adjacent land parcels south of the proposed site for the Mesquite 30 totaling approximately 7.7 acres that may be developed and leased by the Company or sold to third parties for development as restaurant or retail sites. The land parcels will be subject to customary reciprocal easements for ingress, egress and parking between each of the land parcels and between the land parcels and the theatre parcel, and restrictions relating to certain uses.

    CANTERA 30 LAND PARCELS. There are five adjacent land parcels south of the proposed site for the Cantera 30 totaling approximately 6.5 acres that may be developed and leased by the Company or sold to third parties for development as restaurant or retail sites. The land parcels will be subject to customary reciprocal easements for ingress, egress and parking between each of the land parcels and between the land parcels and the theatre parcel, and restrictions relating to certain uses.

FUTURE AMCE PROPERTIES

    It is anticipated that AMCE or its subsidiaries will acquire or develop additional entertainment or entertainment-related properties in the future. The Company and AMCE will enter into the AMCE Right to Purchase Agreement whereby the Company will have the right of first refusal and first offer to acquire and lease back to AMC any megaplex theatre and related entertainment property acquired or developed and owned (or ground-leased) by AMCE or its subsidiaries following the Formation Transactions (each a "Future AMCE Property") for a period of five years following the closing of the Offering. The right of first refusal provides that if AMCE or any of its subsidiaries obtains an acceptable third party offer to acquire any interest in a Future AMCE Property, prior to selling any interest in such property, AMCE must first offer to sell the Future AMCE Property to the Company on the same terms and conditions contained in such third party offer. Such right of first refusal must be exercised at least 5 days prior to the date the offer by the potential third-party purchaser expires, but not less than 10 business days after AMCE notifies the Company of the terms of such potential sale. If the Company declines to purchase such Future AMCE Property on such terms and conditions, AMCE will be free to sell such Future AMCE Property for a specified period of time at a price at least equal to the price offered to the Company and on terms and conditions substantially consistent with those offered to the Company. The right of first offer provides that if AMCE or any of its subsidiaries desires to sell any interest in a Future AMCE Property, AMCE must notify the Company and the Company will have the right to make an offer to acquire such property within a specified period of time. If the Company declines to make an offer, AMCE will be free to sell such property for a specified period of time. If the Company makes an offer but AMCE declines to sell such Future AMCE Property to the Company on the terms and conditions contained in such offer, AMCE will be restricted from selling such Future AMCE Property for a specified period of time except upon terms and conditions and at a price more favorable to AMCE than those offered by the Company.

PLANET MOVIES PROPERTIES

    In July 1997, AMCE and Planet Hollywood announced the formation of a joint venture to develop and operate unique, integrated movie-going, dining and retail shopping complexes to be branded "Planet Movies by AMC." The Company believes that each complex will typically aggregate 200,000 square feet and include one megaplex theatre, two theme restaurants and additional entertainment-related retailers. The Company believes that Planet Movies expects to open 8 to 10 complexes over the next 12 to 24 months. Over the longer term, the Company also believes that Planet Movies expects to open an additional 5 to 10 complexes per year. The Company anticipates working closely with Planet Movies in evaluating potential Planet Movies locations, including the acquisition and development of property by the Company and the leasing of such property to Planet Movies, although neither party is obligated to do so. The development and rental terms of any such properties will be negotiated between the Company and Planet Movies at the time that such transaction occurs. In addition, certain of the Properties may be operated by AMC under the "Planet Movies by AMC" name in the future.

THEATRICAL EXHIBITION INDUSTRY AND MEGAPLEX THEATRES

    The Initial Properties and the Option Properties are all megaplex theatres that operate in the theatrical exhibition industry. Motion picture theatres are the primary initial distribution channel for new motion picture releases, and the Company believes that the theatrical success of the motion picture is often the most important factor in establishing its value in the cable television, videocassette and other ancillary markets. The Company further believes that the emergence of new motion picture distribution channels has not adversely affected attendance at theatres and that these distribution channels do not provide an experience comparable to that of viewing a movie in a theatre. Annual domestic theatre attendance has averaged approximately one billion persons since the early 1960s. In 1996, estimated domestic attendance was 1.34 billion. Fluctuations and variances in year-to-year attendance are primarily related to the overall popularity and supply of motion pictures. During the period from January 1, 1990 to December 31, 1995, the annual number of first-run motion pictures released by distributors in the United States ranged from a low of 382 in 1995 to a high of 440 in 1993, according to the Motion Picture Association of America.

    The theatrical exhibition industry in North America is comprised of over 400 exhibitors, approximately 250 of which operate four or more screens. Based on the listing of exhibitors in the National Association of Theatre Owners (NATO) 1996-97 Encyclopedia of Exhibition, as of May 1, 1996, the 10 largest exhibitors (in terms of number of screens), which includes AMCE, operated approximately 56% of the total screens, with no one exhibitor operating more than ten percent of the total screens.

    The shortage of quality screens in the United States has caused theatrical exhibitors to build new screens or renovate old screens. The Company believes that the introduction of megaplex theatres by AMCE has created a new replacement cycle for the industry and prompted the current theatrical exhibition industry trend in the United States and Canada toward the development of larger theatre complexes. This trend has accelerated the obsolescence of many existing movie theatres by setting new standards for moviegoers, who have demonstrated their preference for the more attractive surroundings, wider variety of films, better customer service and more comfortable seating typical of megaplex theatres. The Company believes that consumers will increasingly choose theatres based on the quality of the movie-going experience rather than the location of the theatre. As a result, the Company believes that older, smaller theatres will become obsolete as the megaplex theatre concept matures.

    The Company defines megaplex theatres as theatres having at least 14 screens with predominantly stadium-style seating (seating with an elevation between rows to provide unobstructed viewing). Megaplex theatres enable theatre operators to exhibit concurrently a variety of motion pictures attractive to different segments of the movie-going public. Megaplex theatres also allow theatre operators to match a particular motion picture's attendance patterns to the appropriate auditorium size (ranging from approximately 90 to 450 seats), thereby extending the run of a motion picture and achieving superior theatre economics. The Company believes that megaplex theatres enhance the ability of operators to license commercially popular motion pictures.

    According to the Motion Picture Association of America, the number of indoor screens in the United States has increased from 24,233 at the end of 1992 to 28,864 at the end of 1996, or approximately 19.1%, and the Company believes the number of screens located in theatres with at least 14 screens has increased from fewer than 100 at the end of 1992 to approximately 2,300 at the end of 1996.

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

                                        1992       1995
Total U.S. indoor screens                24,133     26,564
Theatres with more than 14 screens          100      2,300

Source: NATO Encyclopedia of Exhibition and AMCE

    There are currently approximately 2,700 screens in theatres with at least 14 screens operating in the United States, with the first megaplex theatre having been opened by AMC in May 1995. From January 1 through August 14, 1997, 34 theatres with at least 14 screens ranked in the top 50 highest grossing theatres in the United States, including 12 of AMCE's 15 megaplex theatres that were operating during the entire period.

    AMCE is an industry leader in the development and operation of megaplex theatres, primarily in large metropolitan markets, and 26 of its 28 theatres under construction as of July 3, 1997 are megaplex theatres. AMCE's megaplex theatres have consistently ranked among its top grossing properties on a per screen basis. The following chart depicts a comparison of attendance per screen, total revenue per patron, operating cash flow before rent as a percentage of total revenue and return on assets for AMCE's megaplex theatres and multiplex theatres for the fiscal year ended April 3, 1997.

                                                                     DIFFERENCE
                                     MEGAPLEX     MULTIPLEX   ------------------------
                                     THEATRES     THEATRES      AMOUNT       PERCENT
                                    -----------  -----------  -----------  -----------
Attendance per screen (patrons)...      88,200       63,800       24,400         38.2%
Total revenue per patron..........   $    6.54    $    5.95    $    0.59          9.9%
Operating cash flow before rent as
  a percentage of total
  revenue(1)......................        37.2%        33.1%         4.1%        12.4%
Return on assets(2)...............        24.5%        17.2%         7.3%        42.4%

- --------------

(1) Operating cash flow is operating income plus depreciation and amortization.

(2) Operating cash flow divided by AMC's property assets, calculated as its initial investment plus any rent capitalized at 12%.

ENTERTAINMENT THEMED RETAIL CENTERS

    ETRCs are generally large multi-tenant retail developments that incorporate elements such as restaurants, book or music superstores, high-tech attractions, interactive game centers, live entertainment venues and other specialty retail that is oriented to entertainment or leisure-time activities. The Company believes that the most important component of an ETRC is a megaplex theatre due to its ability to generate substantial customer traffic to the site. Such centers typically attempt to provide a family entertainment experience by creating an atmosphere of fun and excitement. The Company believes that ETRCs broaden the traditional retail shopping concept and attract a greater number of customers to spend more time and money at a single location. ETRCs may be free-standing or attached to regional malls. The recently announced Planet Movies joint venture is an example of two entertainment based retailers that expect to capitalize on what the Company believes to be a growing destination entertainment trend. See "--Planet Movies Properties." The Company believes that not only do significant opportunities exist today but also that the consumer demand for entertainment will lead to ETRCs as a rapid growth category of the retail real estate industry.

GOVERNMENTAL REGULATIONS AFFECTING THE PROPERTIES

    ENVIRONMENTAL LAWS. Under various federal, state and local laws, ordinances and regulations, a current or previous owner, developer or operator of real estate may be liable for the costs of removal or remediation of certain hazardous or toxic substances at, on, under or in its property. The costs of such removal or remediation could be substantial. Such laws often impose such liability without regard to whether the owner or operator knew of, or was responsible for, the release or presence of such hazardous or toxic substances. The presence of such substances may adversely affect the owner's ability to sell or rent such real estate or to borrow using such real estate as collateral. Persons who arrange for the disposal or treatment of hazardous or toxic substances also may be liable for the costs of removal or remediation of such substances at the disposal or treatment facility, whether or not such facility is owned or operated by such person.

    Each of the Properties has undergone a Phase I environmental assessment (which does not involve invasive procedures such as soil sampling or ground water analysis) by independent consultants within the last two years. While some of these assessments have led to further investigation and sampling, none of the environmental assessments has revealed, nor is the Company aware of, any environmental liability that the Company believes would have a material adverse effect on the Company's business, financial condition or results of operations. No assurance can be given, however, that these assessments and investigations reveal all potential environmental liabilities, that no prior owner or operator or other person created any material environmental condition not known to the Company or the independent consultants or that future uses, conditions or legal requirements (including, without limitation, those that may result from future acts or omissions or changes in applicable environmental laws and regulations) will not result in the imposition of environmental liabilities. See "Risk Factors--General Real Estate Investment Risks--Government Regulations." Subsidiaries of AMCE have made certain representations in the Purchase Agreement regarding the absence of known environmental liabilities and will indemnify the Company for any breaches of such representations. Should environmental liabilities arise, however, there can be no assurance that such indemnification will be available or uncontested.

    AMERICANS WITH DISABILITIES ACT OF 1990. The Properties and any newly developed or acquired entertainment or entertainment-related properties must comply with Title III of the ADA to the extent that such properties are "public accommodations" and/or "commercial facilities" as defined by the ADA. Compliance with the ADA requires that public accommodations "reasonably accommodate" individuals with disabilities and that new construction or alterations made to "commercial facilities" conform to accessibility guidelines unless "structurally impracticable" for new construction, or is technically infeasible for alterations. The Company believes that the Properties substantially comply with all present requirements under the ADA and applicable state laws. Under the Leases, AMC is responsible for all costs associated with compliance with the ADA. However, noncompliance with the ADA could result in the imposition of injunctive relief, fines, an award of damages to private litigants or additional capital expenditures to remedy such noncompliance.

INSURANCE COVERAGE

    The Company believes that all of the Properties will be adequately insured by AMC under the terms of the Leases; however, an uninsured loss could result in loss of capital investment and anticipated profits. See "Risk Factors--General Real Estate Investment Risks--Uninsured Loss."

COMPETITION

    There are numerous commercial developers, real estate companies and other owners of real estate, including those that operate in the regions in which the Properties are located, that will compete with the Company in seeking properties for acquisition and disposition, land for development and tenants for properties. All of the Properties are located in developed areas that include other entertainment and entertainment-related properties, including in many instances one or more other multiplex or megaplex theatres operated by AMC or another exhibition company. The number of competitive properties in a particular area could have a material adverse effect on the Company's ability to lease space in, or renew leases for, future properties and on the rents charged. In addition, AMC, Planet Movies and other entertainment business operators may lease entertainment and entertainment-related properties from owners other than the Company. See "Risk Factors--General Real Estate Investment Risks-- Competition."

    AMCE's theatres are subject to varying degrees of competition in the geographic areas in which they operate. Competition is often intense with respect to licensing motion pictures, attracting patrons and finding new theatre sites. Theatres operated by national and regional circuits and by smaller independent exhibitors compete aggressively with AMCE's theatres, often within the local geographic area as AMCE's theatres. AMCE believes that the principal competitive factors with respect to film licensing include licensing terms, seating capacity and location and condition of an exhibitor's theatres. The competition for patrons is dependent upon factors such as the availability of popular motion pictures, the location and number of theatres and screens in a market, the comfort and quality of the theatres and pricing. The theatrical exhibition industry also faces competition from other distribution channels for filmed entertainment, such as cable television, pay per view and home video systems, as well as from all other forms of entertainment. See "Risk Factors--Operating Risks Inherent in the Entertainment Industry."

LEGAL PROCEEDINGS

    The Company is not a party to any legal proceedings. Pursuant to the Leases, AMC will indemnify the Company from and against all liabilities, costs and expenses imposed upon or asserted against the Company as owner of the applicable Property on account of certain matters relating to the operation of the Properties by AMC and, where appropriate, the ownership of the Properties prior to their acquisition by the Company. See "Leases--Indemnification Generally."

                                     LEASES

    The following summary of the Leases between the Company and AMC does not purport to be complete and is subject to and qualified in its entirety by reference to the Leases, a form of which is filed as an exhibit to the Registration Statement of which this Prospectus forms a part. Concurrently with the conveyance by subsidiaries of AMCE of the Initial Properties to the Company, the Company will lease each such property to AMC pursuant to a Lease. The Company will lease to AMC the Option Properties, if acquired, pursuant to Leases on substantially the same terms and conditions as the Leases for the

Initial Properties, including the Base Rent Escalation and the Annual Percentage Rent. The land parcels related to the Properties, if acquired, and any additional properties acquired (other than the Initial Properties and, if acquired, the Option Properties) would be leased pursuant to such terms and conditions as may be agreed upon between the Company and a lessee at the time of such acquisitions, and such terms and conditions may vary from the terms and conditions of the Leases described herein.

    The Company's interest in each Property includes the land, buildings and improvements, related easements and rights and fixtures thereon. The Company will not own or lease any personal property, furniture or equipment at any Property following the Formation Transactions, all of which will be owned, or leased from third parties, by AMC.

    AMCE will guarantee AMC's obligations under each Lease. The Company will have general recourse to AMC under the Leases and to AMCE under its guarantee of AMC's obligations under the Leases, but AMC's payment obligations under such Leases and AMCE's obligations under its guarantee will not be secured by any assets of AMC or AMCE other than as described under "--Assignment and Subletting."

    LEASE TERM. Each Property will be leased to AMC under a Lease that will have a Fixed Term ranging from 13 to 15 years. In addition, AMC will have options to extend the term of each Lease for four five-year Extended Terms.

    USE OF THE PROPERTIES. Each Lease generally will require the Property to be continuously operated, until the 10th anniversary of the commencement of the Lease, only as a theatre and auditorium for presentation of motion pictures, telecasts and other audio-visual presentations, and for meetings and other public presentations and entertainment and other activities customarily associated with or incidental to the operation of a movie theatre, including operation of games and other amusement devices, sale or rental of entertainment-related merchandise and sale of food, beverages and other goods and wares. Following the 10th anniversary of the commencement of the Lease, AMC or any permitted assignee will be permitted to operate each Property for any lawful purpose, provided that AMC or such assignee will receive the Company's prior approval if such use would have the effect of causing all or a portion of the amount received or accrued by the Company from such Property to be treated as other than "rents from real property" within the meaning of Section 856(d) of the Code. The Leases will generally require that AMC or any permitted assignee operate the Properties in an efficient and professional manner.

    AMOUNTS PAYABLE UNDER THE LEASES; NET PROVISIONS. During the Fixed Term and the Extended Terms, AMC will pay annual base rent ("Annual Base Rent"), which will be payable in monthly installments. Annual Base Rent for each Property will be increased each year by 2% of the Annual Base Rent applicable to that Property for the preceding year. In addition, AMC will pay percentage rent equal to the sum of 6% (the "Annual Percentage Rate") of Gross Receipts in excess of a baseline amount ("Annual Percentage Rent"). "Gross Receipts" with respect to a particular Property generally means the receipts from the sale of theatre admission tickets and concessions received by AMC in or from the Property during each lease year, with certain deductions and exceptions. The baseline amount is generally an amount equal to the quotient obtained by dividing the Annual Base Rent payable for a lease year by the Annual Percentage Rate. The Company does not anticipate receiving any Annual Percentage Rent under the Leases for at least five years following the Formation Transactions.

    Each Lease is what is commonly referred to as a "triple net" lease, under which AMC is required to pay thereunder Annual Base Rent, Annual Percentage Rent and substantially all expenses associated with operation of the Properties. Such expenses include all taxes, assessments and levies, excises, fees, and all other governmental charges with respect to each Property, and all charges for insurance, utilities, service and maintenance, including, without limitation, electricity, telephone, trash disposal, gas, oil, water, sewer, communication and all other utilities used in each Property, and any ground lease payments. AMC will generally be obligated to comply with all laws, contracts, covenants and restrictions affecting a Property and to perform all of the Company's obligations under any ground lease affecting a Property.

    AMC'S RIGHT OF FIRST REFUSAL AND FIRST OFFER. Pursuant to each Lease, AMC will have a right of first refusal in the event the Company obtains an acceptable third party offer to acquire any interest in any Property or in any entertainment or entertainment-related property acquired or developed by the Company and operated by AMC following the Formation Transactions (each a "Future Property"). Pursuant to such right, prior to selling any interest in any Property or Future Property, the Company must first offer to sell such Property or Future Property to AMC on the same terms and conditions contained in such third party offer. Such right of first refusal must be exercised at least 5 days prior to the date the offer by the potential third party purchaser expires, but not less than 10 business days after the Company notifies AMC of the terms of such potential sale. If AMC declines to purchase such Property or Future Property on such terms and conditions, the Company will be free to sell such Property or Future Property for a specified period of time at a price at least equal to the price offered to AMC and on terms and conditions substantially consistent with those offered to AMC. Pursuant to each Lease, AMC will also have a right of first offer, which provides that if the Company desires to sell any interest in any Property, the Company must notify AMC and AMC will have the right to make an offer to acquire such property within a specified period of time. If AMC declines to make an offer, the Company will be free to sell such Property for a specified period of time. If AMC makes an offer but the Company declines to sell such Property to AMC on the terms and conditions contained in such offer, the Company will be restricted from selling such Property for a specified period of time except upon terms and conditions and at a price more favorable to the Company than those offered by AMC.

    MAINTENANCE, MODIFICATION AND CAPITAL ADDITIONS. AMC will, at its sole cost and expense, maintain each Property in good order, repair and appearance and will make structural and non-structural, interior and exterior, foreseen and unforeseen, and ordinary and extraordinary repairs which may be necessary and appropriate to keep such Property in good order, repair and appearance (excluding ordinary wear and tear). The Company will not be required to build or rebuild any improvements to any Property, or to make any repairs, replacements, alterations, restorations or renewals to any Property. In the event that the Company elects to make capital improvements on a Property, the Company will generally condition such election on an increase in Annual Base Rent under the Lease with respect to such Property to reflect such expenditures.

    AMC, at its sole cost and expense, may make alterations, additions, changes and/or improvements to each Property with the prior written consent of the Company, provided that the value and primary intended use of such Property (determined in the Company's reasonable judgment) is not impaired. All machinery, equipment, furniture, furnishings and other personal property installed at the expense of AMC on any Property, will remain the property of AMC and may be removed by AMC at the expiration or earlier termination of the Lease.

    INSURANCE. Each Lease provides that AMC will maintain insurance on each Property under AMC's insurance policies providing for the following coverages in such amounts as are or shall customarily be insured against with respect to properties similar to the Properties, including: (i) fire, vandalism and malicious mischief, extended coverage perils and all physical loss perils, (ii) commercial general public liability (including personal injury and property damage), (iii) flood (when the Property is located in whole or in material part in a designated flood plain area), earthquake and other similar hazards as may be customary for comparable properties in the area, (iv) worker's compensation and (v) such other insurance as the Company or any holder of a mortgage, deed of trust or other security agreement on such Property (a "Company Mortgagee") may reasonably require, which at the time is usual and commonly obtained on commercially reasonable terms in connection with properties similar in type of building size and use to the Property and located in the geographic area where the Property is located. The foregoing insurance policies will name the Company and any Company Mortgagee as additional insureds or loss payees, as applicable. The deductibles for such insurance will be in such amounts as are common to properties similar to the Properties. The amount of such insurance with respect to any Property that is self-retained by AMC will not exceed 1% of AMCE's consolidated net worth.

    ASSIGNMENT AND SUBLETTING. The Leases provide that AMC may, without the prior written consent of the Company, assign any Lease or sublease any Property in whole or in part; provided that each sublease or assignment shall expressly be made subject and subordinate to the provisions of such Lease; and, provided that, such assignee or sublessee assumes all of AMC's obligations under the Lease; and, provided further that, no assignment or sublease shall impose any obligations on the Company, or modify or limit any right or power of the Company under the Lease. The Leases further provide that no assignment will in any way impair the continuing primary liability of AMC under, or AMCE as guarantor of AMC's obligations under, the Leases. Notwithstanding the previous sentence, AMC will be released of its primary liability under, and AMCE will be released as the guarantor of AMC's obligations under, a particular Lease if (i) the Company so consents or (ii) following the fifth anniversary of the commencement of such Lease, the assignee of a Lease has a minimum net book value of at least $100 million and other specified conditions are met, including the requirement that the assignee assumes all of AMC's obligations under the Lease.

    AMC will, without the Company's prior approval, be permitted to sublease portions of any Property to concessionaires or licensees to: (i) operate games or other amusement devices; (ii) sell food, beverages and refreshments; (iii) sell or rent video cassettes and discs; (iv) sell records, compact discs, books, magazines, toys and novelties sold in connection with a particular presentation; and (v) sell other goods, wares, merchandise and services customarily associated with or incidental to the operation of each Property. Each sublease will be subject and subordinate to the provisions of the Lease relating to the subject Property. The sublease will not affect or reduce any of the obligations of AMC under, or AMCE as guarantor of AMC's obligations under, the relevant Lease, nor will the sublease impose any additional obligations on the Company. AMC will, within 10 days after the execution and delivery of any sublease, deliver a duplicate original thereof to the Company. AMC will need the Company's prior approval before entering into any sublease, license agreement or other arrangement which would have the effect of causing all or a portion of the amount received or accrued by the Company under the Leases to be treated as other than "rents from real property" within the meaning of Section 856(d) of the Code.

    As security for performance of its obligations under each Lease, AMC grants, conveys and assigns to the Company all right, title and interest of AMC in and to all subleases entered into for any or all of any Property, and all extensions, modifications and renewals thereof and all rents, issues and profits therefrom. The Company grants AMC a license to collect and enjoy all rents and other sums of money payable under any such sublease; PROVIDED, HOWEVER, that the Company will have the absolute right at any time after the occurrence of an Event of Default (as hereinafter defined) upon notice to AMC and any subtenants to revoke said sublease or license and to collect such rents and sums of money and to retain the same.

    DAMAGE TO, OR CONDEMNATION OF, A PROPERTY. In the event of any insurable damage or destruction to any Property, AMC has the obligation fully to repair or restore the same at AMC's expense, with the Annual Base Rent, real estate taxes and other impositions on the particular Property being proportionately abated during the time of restoration, but only to the extent of any rental interruption insurance proceeds actually received by the Company. If any Property is damaged by an insurable event to such an extent that the cost of restoration would exceed 50% of the cost to completely replace the theatre building on such Property at the time of such damage, and if AMC has fully complied with the insurance obligations with respect to such Property (including maintaining insurance against loss of rents), AMC may terminate the Lease of that Property. With respect to an insurable event, AMC will be obligated to turn over all insurance proceeds to the Company with respect to such Property, together with an amount equal to the difference, if any, between the amount of such insurance proceeds and the net book value of the damaged property, as reflected on the Company's financial statements on the date of damage.

    In the event of a condemnation or taking of a material part of any Property (meaning any part of the theatre building or 10% or more of the parking spaces available to such Property), AMC shall have the option of terminating the Lease with respect to such Property if exercised within a specified time period following such taking. In such event, the total condemnation award shall be payable to the Company, except that AMC may recover the value of its fixtures, if taken, so long as the amount of the award paid to the Company is equal to the net book value of the Property, as reflected on the Company's financial statements on the date of the condemnation. In the event of a condemnation or taking of any Property that does not constitute a material part of such Property, the Lease will terminate as to the portion of the Property taken, and AMC will be obligated to repair the portion not taken, if the same does not render the Property unsuitable for AMC's then use and occupancy, but only to the extent of the condemnation award.

    INDEMNIFICATION GENERALLY. Under each Lease, AMC indemnifies, and is obligated to save harmless, the Company generally from and against liabilities, costs and expenses (including reasonable attorneys' fees and expenses) and actual or consequential damages imposed upon or asserted against the Company as owner of the applicable Property on account of, among other things, (i) accident, injury to or death of a person or loss of or damage to property on or about the Property, (ii) use, misuse, non-use, condition, maintenance or repair by or on behalf of AMC of the Property, (iii) impositions (which are the obligations of AMC to pay pursuant to the applicable provisions of such Lease or any sublease), (iv) failure on the part of AMC to perform or comply with any of the terms of the Lease or any sublease, (v) liability the Company may incur or suffer as a result of any permitted contest by AMC under any Lease and (vi) failure by AMC to comply with any laws (including the ADA) affecting the Property. Under each Lease, the Company indemnifies, and is obligated to save harmless, AMC generally from and against liabilities, costs and expenses (including reasonable attorneys' fees) imposed upon or asserted against AMC as a result of the Company's negligence or willful misconduct.

    ENVIRONMENTAL MATTERS. Each Lease provides for various representations and warranties by AMC relating to environmental matters with respect to each Property. Each Lease also requires AMC to indemnify and hold harmless the Company and any holder of a mortgage, deed of trust or other security agreement on a Property from and against all liabilities, costs and expenses imposed upon or asserted against the Company or the Property on account of, among other things, any federal, state or local law, ordinance, regulation, order or decree relating to the protection of human health or the environment in respect of the Property which liability arises as a result of any event or occurrence during the period when AMC or any of its affiliates was an owner of the Property or a tenant pursuant to a ground lease or is an obligor under the Lease and which does not arise as a result of the actions or negligence of the Company or its agents or invitees.

    EVENTS OF DEFAULT. An "Event of Default" will be deemed to have occurred under a Lease if AMC fails to perform any non-monetary covenant and does not diligently undertake to cure the same after 30 days' notice from the Company; if the interest of AMC in any Property is levied upon or attached and such levy or attachment is not discharged in a specified period of time; or if any representation or warranty of AMC is materially incorrect. An "Event of Default" also will be deemed to have occurred under any of the Leases and, prior to the Cross-Default Termination Date, all of the Leases if AMC fails to pay any rent within 15 days after written notice of non-payment from the Company, if any bankruptcy or insolvency proceedings are instituted by or against AMCE or AMC and, if against AMCE or AMC, they are not dismissed within 90 days or if AMC fails to continuously operate a Property for a permitted use. "Cross-Default Termination Date" means the earlier to occur of (i) the date AMCE's senior long-term debt obligations are rated, or AMCE's corporate credit rating is, investment grade by either Standard & Poor's Corporation or Moody's Investors Service, Inc., (ii) AMC's rent payments represent less than 50% of the Company's rental income for any fiscal quarter or (iii) the expiration of a Fixed Term with respect to a Lease.

    In the event of any Event of Default referable to a specific Property, the Company may evict AMC from such Property and either terminate the Lease or re-let the Property. In either event, AMC shall remain responsible for the rents for such Property for the remainder period of the term in excess of rents received by the Company from any successor occupant. In addition, the Company may exercise any other rights that it may have under law or under the leases.

    TERMINATION BY AMC. The Leases grant to AMC certain limited rights to terminate the Lease with respect to a particular Property or Properties upon a determination by AMC, reasonably exercised, that such Property has become economically obsolete due to competition or circumstances relating to the property adjacent to such Property. Upon such termination, AMC will be obligated to pay the Company the greater of its net book value and its appraised value based on the capitalized value of AMC's remaining rental payments under the Leases, assuming the Leases remained in place during the applicable Fixed Term or Extended Term. The appraised value of such Property shall be determined by an independent appraiser selected by AMC and the Company as more fully described in the Lease.

    Each Lease will be governed by and construed in accordance with the law of the state in which the related Property is situated (but not including such state's conflict of laws rules). None of the agreements entered into by AMC in connection with the Formation Transactions prohibits or otherwise restricts the Company's ability to lease properties to parties (domestic or foreign) other than AMC.

                                   MANAGEMENT

TRUSTEES AND EXECUTIVE OFFICERS OF THE COMPANY

                                                                                        YEAR TRUSTEE
NAME                          AGE                          TITLE                        TERM EXPIRES
- ------------------------  -----------  ---------------------------------------------  -----------------
Peter C. Brown..........          39   Chairman of the Board of Trustees                       2000
                                       President, Chief Development Officer and
Robert L. Harris........          38   Trustee                                                 1999
David M. Brain..........          41   Chief Financial Officer
Robert J. Druten........          50   Trustee                                                 1999
Scott Ward..............          40   Trustee                                                 1998

    PETER C. BROWN has served as Chairman of the Board of Trustees of the Company since August 1997 and as a Director of AMCE and AMC since November 12, 1992. Mr. Brown was appointed President of AMCE on January 10, 1997. Mr. Brown served as Executive Vice President of AMCE from August 3, 1994 to January 10, 1997. Mr. Brown has served as Executive Vice President of AMC since August 3, 1994, and as Chief Financial Officer of AMCE and AMC since November 14, 1991. Mr. Brown served as Senior Vice President of AMCE and AMC from November 14, 1991 until his appointment as Executive Vice President in August 1994. Mr. Brown served as Treasurer of AMCE and AMC from September 28, 1992 through September 19, 1994. Prior to November 14, 1991, Mr. Brown served as a consultant to AMCE from October 1990 to October 1991. Prior to serving as a consultant to AMCE, Mr. Brown was a Vice President at DJS Inverness, Inc., an investment banking firm located in New York City. Mr. Brown is a graduate of the University of Kansas.

    ROBERT L. HARRIS has served as President, Chief Development Officer and Trustee of the Company since August 1997. From 1992 until joining the Company, he was employed by AMCE, most recently serving as a Senior Vice President of AMC in charge of its international efforts. From 1980 to 1992, Mr. Harris was employed by Carlton Browne & Company, a California-based real estate developer, serving as its President from 1985 to 1992. During such employment, Mr. Harris was in charge of development projects totaling in excess of 3.0 million square feet, including more than 900,000 square feet of commercial/retail development. Mr. Harris is a director of Imperial Bancorp's Financial Group and serves on the Board of Pepperdine University's George L. Graziadio School of Business and Management. Mr. Harris is an alumnus of the University of Southern California. Mr. Harris is a member of the International Council of Shopping Centers (ICSC) and was a speaker at the last two regional conferences on ETRCs.

    DAVID M. BRAIN has served as Chief Financial Officer of the Company since August 1997 and has acted as a consultant to AMCE regarding the formation of the Company since July 1997. From 1996 until that time he was a Senior Vice President in the investment banking and corporate finance department of George
K. Baum & Company ("GKB"), an investment banking firm headquartered in Kansas City, Missouri. Mr. Brain's responsibilities at GKB included client advisory assignments involving the establishment of real estate joint ventures and the placement of debt and equity for real estate acquisitions and developments. Before joining GKB, Mr. Brain was in the Kansas City office of KPMG Peat Marwick LLP as Managing Director of the Corporate Finance group, a practice unit that he organized and managed for over 12 years. Besides his corporate finance experience Mr. Brain has appeared numerous times as an expert witness in federal and state courts regarding valuation matters. He received a Bachelor of Arts degree in Economics from Tulane University with honors, as well as Phi Beta Kappa and Tulane Scholar designations, and a Masters of Business Administration from the A.B. Freeman Graduate Business School at Tulane University, where he was awarded an academic fellowship. Mr. Brain serves as a director for Capital for Entrepreneurs, Inc., a venture capital fund, the Center for Business Innovation, Inc., a not-for-profit small business incubator located on the campus of the University of Missouri at Kansas City, Weather Protection Systems, Inc., a tension fabric structure vendor, and the Council for Entrepreneurship at the University of Missouri at Kansas City.

    Mr. Robert J. Druten is expected to serve as a trustee of the Company. He is currently Vice President-Administration, Chief Financial Officer and a Corporate Officer of Hallmark Cards Incorporated. From 1991 to 1994, Mr. Druten served as Executive Vice President and Chief Financial Officer of Crown Media, Inc., a cable communications subsidiary of Hallmark Cards, Inc. From 1989 to 1991, Mr. Druten served as Vice President of Corporate Development and as a Corporate Officer of Hallmark Cards Incorporated. Mr. Druten is a member of the Hallmark United Kingdom Holdings board of directors and is a member of the Hallmark Entertainment board of directors. Mr. Druten received a Bachelor of Arts in economics from Kansas University and a Masters of Business Administration from Rockhurst College.

    Mr. Scott Ward is expected to serve as a trustee of the Company. He has served as Co-President of Russell Stover Candies, Inc. and Whitman's Candies, Inc. since 1993 and as a Vice President of Castle Mountain Ranch, Inc. since 1981. From March 1993 to January 1997 he additionally served as the Chief Financial Officer of Russell Stover Candies, Inc. and Whitman's Candies, Inc. From 1981 to 1993 he served as a Vice President of Russell Stover Candies, Inc. Mr. Ward received a Bachelor of Arts and a Masters of Business Administration from the University of Texas.

    The Company is currently in discussions with prospective individuals for the position of Treasurer and additional development support staff. The Company intends to fill these positions following the Formation Transactions. See "The Company--Business Objectives and Operating Strategies."

CLASSIFICATION OF TRUSTEES

    Pursuant to the terms of the Company's Declaration of Trust, the trustees are divided into three classes. One class (consisting of Mr. Ward) will hold office for a term expiring at the annual meeting of shareholders to be held in 1998, a second class (consisting of Mr. Harris and Mr. Druten) will hold office for a term expiring at the annual meeting of shareholders to be held in 1999 and a third class (consisting of Mr. Brown) will hold office for a term expiring at the annual meeting of shareholders to be held in 2000. Each trustee will hold office for the term to which he or she is elected and until his or her successor is duly elected and qualified. At each annual meeting of shareholders of the Company, the successors to the class of trustees whose terms expire at such meeting will be elected to hold office for a term expiring at the annual meeting of shareholders held in the third year following the year of their election. See "Certain Provisions of Maryland Law and of the Company's Declaration of Trust and Bylaws."

COMMITTEES OF THE BOARD

    The Board expects to establish an Audit Committee consisting of Mr. Druten and Mr. Ward. The Audit Committee will be responsible for making recommendations concerning the engagement of independent public accountants, reviewing the plans and results of the audit engagement with the independent public accountants, approving professional services provided by the independent public accountants, reviewing the independence of the independent public accountants, considering the range of audit and non-audit fees and reviewing the adequacy of the Company's internal accounting controls.

    The Board expects to establish a Compensation Committee consisting of Mr. Druten and Mr. Ward. The Compensation Committee will be responsible for reviewing the performance of executive officers and changes in officers' compensation and benefits.

    The Company may from time to time form other committees as circumstances warrant. Such committees will have authority and responsibility as delegated by the Board of Trustees.

COMPENSATION OF TRUSTEES

    The Company will pay an annual retainer of $18,000 to each of its trustees (other than the Chairman of the Board of Trustees) who is not an officer or employee of the Company or any of its affiliates. The annual retainer will be paid 50% in cash and 50% in Shares. A trustee may elect to receive all of the retainer in Shares and may also elect to defer payment of his annual retainer under the Company's

Deferred Compensation Plan for Trustees. Such trustees will also receive $1,000 for each Board meeting attended, which will also be paid in cash. Non-employee chairpersons of Board committees will receive $1,250 payable in cash for each committee meeting attended and non-employee members of the Board committees will receive $750 payable in cash for each committee meeting attended. Employees of the Company or its affiliates who are trustees will not be paid any trustee fees. Trustees will be reimbursed for any out-of-town travel expenses incurred in connection with attendance at Board meetings.

    In addition, pursuant to the Share Option Program, each trustee who is not an employee of the Company or any of its affiliates will be entitled to receive an option to purchase 10,000 Shares on the effective date of the Registration Statement relating to the Offering and will automatically receive an option to purchase 3,333 Shares on the date of each subsequent annual meeting of shareholders at a price per Share equal to the closing price of one Share on such annual meeting date. See "-- Compensation Programs--Share Option Program."

    The Company's Chairman of the Board of Trustees will not receive any compensation or options pursuant to the plans described above.

EXECUTIVE COMPENSATION

    Prior to the Offering, the Company will not pay any compensation to its executive officers. The following table sets forth the annual base salary rates and other compensation expected to be paid by the Company in 1997 to the most highly compensated executive officers of the Company (i.e., those whose cash compensation from the Company in 1997 on an annualized basis is expected to exceed $100,000) (the "Named Executive Officers").

                           SUMMARY COMPENSATION TABLE

                                                                           LONG-TERM COMPENSATION
                                                                      ---------------------------------
                                                                                   AWARDS
                                                                      ---------------------------------
                                              ANNUAL COMPENSATION                        SECURITIES
                                                                        RESTRICTED       UNDERLYING
                                            ------------------------   SHARE AWARDS       OPTIONS/
NAME AND PRINCIPAL POSITION        YEAR      SALARY(1)      BONUS         ($)(2)         SARS(#)(3)
- -------------------------------  ---------  -----------  -----------  --------------  -----------------
Robert L. Harris ..............
  President and Chief
  Development Officer                 1997   $ 225,000           (4)    $  800,000           40,000
David M. Brain ................
  Chief Financial Officer             1997   $ 175,000           (4)    $  400,000           20,000

- --------------

(1) Amounts given are annualized salaries effective for the year ended December 31, 1997.

(2) These Shares are entitled to receive distributions to the extent paid by the Company.

(3) All options will vest in 20% increments at the end of each of the first five years following the Offering, and will be exercisable at a price per Share equal to the initial public offering price per Share.

(4) Amount of bonus is contingent on performance measures. See "Compensation Programs--Annual Incentive Program."

EMPLOYMENT AGREEMENTS

    The Company will enter into employment agreements with Robert L. Harris and David M. Brain, pursuant to which Mr. Harris will serve as the President and Chief Development Officer and Mr. Brain will serve as the Chief Financial Officer of the Company, each for a period of two years (extendable at the option of the Company) at an initial annual compensation of $225,000 and $175,000, respectively, subject to any increases in base compensation approved by the Compensation Committee. Upon consummation of the Formation Transactions, Mr. Harris and Mr. Brain will receive a signing bonus of $40,000 and $30,000, respectively. Such agreements are expected to contain customary non-compete and termination provisions.

COMPENSATION PROGRAMS

    The Company has implemented various compensation programs (the "Compensation Programs") to attract and retain trustees, executive officers and other key employees of the Company, to provide incentives to such persons to maximize the Company's Funds from Operations and to enable trustees, executive officers and other key employees of the Company to participate in the ownership of the Company. The Annual Incentive Program provides for the payment of certain incentive payments based on performance. The Share Purchase Program provides executive officers the opportunity to purchase Shares. The Restricted Share Program provides for the grant of restricted Shares. The Share Option Program provides for the award to executive officers and other key employees of the Company of nonqualified options and incentive options to purchase Shares.

    The Compensation Programs will be administered by the Compensation Committee, which is authorized to select from among the eligible employees of the Company individuals to whom incentive and other Share-based awards are to be granted and to determine the number of Shares to be subject thereto and the terms and conditions thereof. The Compensation Committee is also authorized to adopt, amend and rescind rules relating to the administration of any such compensation programs. No member of the Compensation Committee is eligible to participate in any Compensation Program other than non-employee trustees of the Company.

    ANNUAL INCENTIVE PROGRAM. The Annual Incentive Program provides for incentive payments based on Funds from Operations performance measured against a target or the achievement of certain strategic objectives. Maximum, target and threshold levels will be set for each participant at the time of grant. Such levels will be 60%, 40%, and 20% of base salary for Mr. Harris and 40%, 20% and 10% of base salary for Mr. Brain. All or part of the incentive payments may be paid in unrestricted Shares at the participant's option.

    SHARE PURCHASE PROGRAM. Pursuant to the Share Purchase Program, the Company may provide participants the opportunity to purchase Shares. The Company can make or arrange for full recourse loans for such purchases with interest payable at not less than the federal rate.

    RESTRICTED SHARE PROGRAM. For every two Shares purchased by an executive officer pursuant to the Share Purchase Program, such officer will be granted one restricted Share. The Company may also grant restricted Shares from time to time to other employees of the Company. Restricted Shares vest five years after the grant date, although vesting can be accelerated, at the rate of 20% per year beginning after one year, based on the achievement of annual or multi-year performance goals, or fully upon a change of control of the Company. Restricted Shares may also be sold to participants at various prices (or issued without monetary consideration) and may be made subject to such restrictions as may be determined by the Compensation Committee. Restricted Shares typically may be purchased by the Company at the original purchase price if the conditions or restrictions are not met. In general, restricted Shares may not be sold, or otherwise transferred or hypothecated, until restrictions are removed by the Company or expire. Purchasers of restricted Shares, unlike recipients of Share options, will have voting rights and will receive dividends and distributions prior to the time such restrictions lapse.

    SHARE OPTION PROGRAM. Executive officers may choose to participate in both the Restricted Share and Share Option Programs or to participate only in the Share Option Program. For every two Shares purchased pursuant to the Share Purchase Program by an executive officer who participates in both the Restricted Share and Share Option Programs, such officer will be granted an option to purchase one Share. For every Share purchased pursuant to the Share Purchase Program by an executive officer who participates only in the Share Option Program, such participant will be granted an option to purchase two Shares. The Company may also grant options to purchase Shares from time to time to other employees of the Company. In addition, each trustee (except the Chairman of the Board of Trustees) who is not an employee of the Company or its affiliates will be entitled to receive an option to purchase 10,000 Shares on the effective date of the Registration Statement relating to the Offering and will automatically receive an option to purchase 3,333 Shares on the date of each subsequent meeting of shareholders at a price per Share equal to the closing price of one Share on such annual meeting date. Options may be either nonqualified options or incentive options (for employees only) and may also be issued to participants at various prices (or issued without monetary consideration) and may be made subject to such restrictions as may be determined by the Compensation Committee.

    NONQUALIFIED OPTIONS, if granted, will provide for the right to purchase Shares at a specific price that may be less than the fair market value of Shares on the grant date and usually will become exercisable in installments after the grant date. Nonqualified options may be granted for any reasonable term and may be transferrable in certain limited circumstances.

    INCENTIVE OPTIONS, if granted, will be designed to comply with the "incentive stock option" provisions of the Code and will be subject to restrictions contained therein, including that the exercise price must generally equal at least 100% of the fair market value of Shares on the grant date and that the term generally must not exceed ten years. Incentive options may be modified after the grant date to disqualify them from treatment as "incentive stock options."

    SHARES SUBJECT TO THE COMPENSATION PROGRAMS. A maximum of 1,500,000 Shares (including the 260,000 Shares awarded or reserved pursuant to the awards made prior to the consummation of the Offering) will be reserved for issuance under the Compensation Programs. The limit on the number of awards granted to any one individual is 750,000 shares so long as the grant does not violate the Ownership Limit or cause the Company to fail to qualify as a REIT for federal income tax purposes. See "Description of Shares of Beneficial Interest--Restriction on Size of Holdings of Shares."

    AWARDS MADE UNDER THE COMPENSATION PROGRAMS. Prior to the consummation of the Offering, the Company will lend approximately $1.6 million to Robert L. Harris to purchase 80,000 Shares at the initial public offering price pursuant to the Share Purchase Program. In addition, Mr. Harris will be granted (i) 40,000 restricted Shares pursuant to the Restricted Share Program and (ii) options to purchase 40,000 Shares pursuant to the Share Option Program.

    Prior to the consummation of the Offering, the Company will lend approximately $800,000 to David M. Brain to purchase 40,000 Shares at the initial public offering price pursuant to the Share Purchase Program. In addition, Mr. Brain will be granted (i) 20,000 restricted Shares pursuant to the Restricted Share Program and (ii) options to purchase 20,000 Shares pursuant to the Share Option Program.

    The term of the options granted to Mr. Harris and Mr. Brain will be ten years from the date of grant. Each such option will vest in 20% increments at the end of each of five years following the Offering, and will be exercisable at a price per Share equal to the initial public offering price per Share. Unvested options and restricted Shares will be forfeited if the executive officer sells the Shares purchased pursuant to the Share Purchase Program during the five-year period subsequent to grant. Dividends on the restricted Shares may be used to pay accrued interest on the loans pursuant to which such executive officers purchased Shares under the Share Purchase Program. The Shares purchased by Mr. Harris and Mr. Brain pursuant to the Share Purchase Program may not be sold for two years following the consumation of the Formation Transactions without the prior written consent of the Company.

TRUSTEE LIABILITY LIMITATION AND INDEMNIFICATION

    Maryland law permits a Maryland real estate investment trust to include in its declaration of trust a provision limiting the liability of its trustees and officers to the trust and its shareholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment as being material to the cause of action. The Company's Declaration of Trust contains such a provision which eliminates such liability to the maximum extent permitted by Maryland law.

    The Company's Declaration of Trust provides that the Company will, to the maximum extent permitted by Maryland law in effect from time to time, indemnify and pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (a) any individual who is a present or former trustee or officer of the Company or (b) any individual who, while a trustee of the Company and at the request of the Company, serves or has served another real estate investment trust, corporation, partnership, joint venture, trust, employee benefit plan or any other enterprise as a director, officer, shareholder, partner or trustee of such real estate investment trust, corporation, partnership, joint venture, employee benefit plan or other enterprise. The Company has the power, with the approval of the Board of Trustees, to provide such indemnification and advancement of expenses to a person who served a predecessor of the Company in any of the capacities described in (a) or (b) above and to any employee or agent of the Company or its predecessors.

    Maryland law permits a Maryland real estate investment trust to indemnify and advance expenses to its trustees, officers, employees and agents to the same extent as permitted by the MGCL for directors, officers, employees and agents of a Maryland corporation. The MGCL requires a corporation (unless its charter provides otherwise, which the Company's Declaration of Trust does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made a party by reason of his or her service in that capacity. The MGCL permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under the MGCL, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that personal benefit was improperly received, unless in either case a court orders indemnification and then only for expenses. In addition, the MGCL permits a corporation to advance reasonable expenses to a director or officer upon the corporation's receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by or on his or her behalf to repay the amount paid or reimbursed by the corporation if it shall ultimately be determined that the standard of conduct was not met.

    Additionally, the Company has entered into indemnity agreements with each of its officers and trustees which provide for reimbursement of all expenses and liabilities of such officer or trustee, arising out of any lawsuit or claim against such officer or trustee due to the fact that he or she was or is serving as an officer or trustee, except for such liabilities and expenses (a) the payment of which is judicially determined to be unlawful, (b) relating to claims under Section 16(b) of the Exchange Act or (c) relating to judicially determined criminal violations.

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to trustees, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

                             AMC ENTERTAINMENT INC.

BUSINESS OF AMCE

    AMC, the lessee of the Initial Properties and, if acquired by the Company, the Option Properties, is a wholly-owned subsidiary of AMCE, the guarantor of AMC's obligations under the Leases and one of the leading theatrical exhibition companies in North America measured by revenues. In the fiscal year ended April 3, 1997, AMCE's consolidated revenues were $749,597,000. As of July 3, 1997, AMCE, through its subsidiaries, operated 230 theatres with an aggregate of 2,031 screens located in 22 states, the District of Columbia, Portugal and Japan. Approximately 62% of the screens operated by AMCE are located in Florida, California, Texas, Missouri and Michigan and approximately 74% of AMCE's domestic screens are located in areas among the 20 largest "Areas of Dominant Influence" (television market areas as defined by Arbitron Company). AMCE is an industry leader in the development and operation of megaplex and multiplex theatres, primarily in large metropolitan markets.

    AMCE and its predecessor have operated movie theatres since 1920. AMCE currently operates one of the largest motion picture exhibition circuits in North America and continually upgrades its theatre circuit by opening new theatres (primarily megaplex theatres), and adding new screens to existing theatres. Since April 1995, AMCE has opened 29 new theatres with 504 screens, representing 24.8% of its current number of screens, and has added 52 screens to existing theatres.

    Revenues for AMCE are generated primarily from box office admissions and theatre concessions sales, which accounted for 66% and 30%, respectively, of fiscal 1997 revenues. The balance of AMCE's revenues are generated primarily by AMCE's on-screen advertising business, video games located in theatre lobbies and the rental of theatre auditoriums.

    AMCE is a holding company with no significant operations of its own, and it has three direct wholly-owned subsidiaries, AMC, AMC Entertainment International, Inc. and National Cinema Network, Inc. All of AMCE's domestic theatrical exhibition business is conducted through AMC and its subsidiaries. AMCE is developing theatres in international markets through AMC Entertainment International, Inc. and its subsidiaries. AMCE engages in the on-screen advertising business through National Cinema Network, Inc.

    AMCE predominantly licenses "first-run" motion pictures on a film-by-film and theatre-by-theatre basis. AMCE obtains these licenses either by negotiations directly with, or by submitting bids to, distributors. Negotiations with distributors are based on several factors, including theatre location, competition, season of the year and motion picture content. Licenses entered into through both negotiated and bid processes typically state that rental fees shall be based on the higher of a gross receipts formula or a theatre admissions revenue sharing formula. Under a gross receipts formula, the distributor receives a specified percentage of box office receipts, with the percentages declining over the term of the run. First-run motion picture rental fees are generally the greater of (i) 70% of box office admissions, gradually declining to as low as 30% over a period of four to seven weeks, and (ii) a specified percentage (i.e., 90%) of the excess of box office receipts over a negotiated allowance for theatre expenses (commonly known as a "90/10" clause). Second-run motion picture rental fees typically begin at 35% of box office admissions and often decline to 30% after the first week. The theatrical exhibition industry is seasonal in nature, with the highest attendance and revenue occurring during the summer months and the holiday seasons.

AMCE PROPERTIES

    As of July 3, 1997, AMCE's theatres are as set forth below:

                                                                             POST-FORMATION TRANSACTIONS(1)
                                        PRE-FORMATION TRANSACTIONS
                                   -------------------------------------  -------------------------------------
                                     OPERATING     UNDER CONSTRUCTION(2)    OPERATING     UNDER CONSTRUCTION(2)
                                   --------------  ---------------------  --------------  ---------------------
Owns(3):
  Megaplex.......................           8                   6               --                     1(4)
  Other(5).......................          21               --                    21               --
Leases or manages:
  Megaplex.......................          13                  20(6)              21                  25
  Other..........................         188                   2                188                   2
                                                               --                                     --
                                          ---                                    ---
                                          230(7)               28                230(7)               28
                                                               --                                     --
                                                               --                                     --
                                          ---                                    ---
                                          ---                                    ---

- --------------

(1) Assumes exercise of options to acquire all of the Option Properties. Excludes Livonia 20 for which construction had not commenced as of July 3, 1997.
(2) Only includes theatres for which construction has commenced. Excludes Livonia 20 for which construction had not commenced as of July 3, 1997.

(3) Includes ground leased properties.

(4) The one megaplex theatre that the Company is not acquiring is Pleasure Island 24 located at Walt Disney World in Orlando, Florida. The Company is not acquiring this property because its ground lease is not readily transferable to the Company.

(5) The Company is not acquiring the 21 other theatres owned by AMCE because they do not meet the Company's investment criteria and objectives.

(6) Includes the three Option Properties that are currently leased by AMC from a third party owner/ lessor.

(7) Of the 230 operating theatres, 225 were owned or leased by AMC or one of its subsidiaries, two were leased by AMC Entertainment International, Inc. or one of its subsidiaries and three were operated by AMC but owned by third parties.

AMCE'S SELECTED CONSOLIDATED FINANCIAL INFORMATION

    The following table sets forth selected consolidated data regarding AMCE's five most recent fiscal years ended April 3, 1997 and the interim periods ended July 3, 1997 and June 27, 1996. Operating results for the period ended July 3, 1997 are not necessarily indicative of the results that may be expected for the entire fiscal year ending April 2, 1998. The historical financial information for each of the fiscal periods specified below has been derived from AMCE's consolidated financial statements for such periods. The unaudited pro forma financial information of AMCE as of and for the fiscal year ended April 3, 1997 and for the interim period ended July 3, 1997 has been adjusted to give effect to the Formation Transactions as set forth in the Notes to AMCE's Condensed Pro Forma Financial Statements included elsewhere in this Prospectus. Such pro forma information does not purport to represent what AMCE's results of operations would have been had the Formation Transactions occurred on the dates presented or to project AMCE's financial position or results of operations for any future period. The historical financial data set forth below is qualified in its entirety by reference to AMCE's Consolidated Financial Statements and the Notes thereto included elsewhere in this Prospectus. The historical and pro forma financial data set forth below should be read in conjunction with "--AMCE's Management's Discussion and Analysis of Financial Condition and Results of Operations," and AMCE's Consolidated Financial Statements and the Notes thereto included elsewhere in this Prospectus.

                                                             THIRTEEN WEEKS ENDED
                                                  ------------------------------------------
                                                  JULY 3, 1997  JULY 3, 1997  JUNE 27, 1996
                                                   PRO FORMA       ACTUAL         ACTUAL
                                                   (1)(2)(5)       (1)(2)         (1)(2)
                                                  ------------  ------------  --------------
                                                   (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS
                                                            AND STATISTICAL DATA)
STATEMENT OF OPERATIONS DATA:
  Total revenues................................   $  194,462    $  194,462     $  161,927
  Total cost of operations......................      163,588       159,670        132,821
  General and administrative....................       14,755        14,755         13,025
  Depreciation and amortization.................       15,440        16,367         11,674
                                                  ------------  ------------  --------------
  Operating income..............................          679         3,670          4,407
  Interest expense..............................        6,159         8,245          4,909
  Investment income.............................          172           172            182
  Gain on disposition of assets.................        1,178         1,178             18
                                                  ------------  ------------  --------------
  Earnings (loss) before income taxes...........       (4,130)       (3,225)          (302)
  Income tax provision..........................       (1,775)       (1,386)          (125)
                                                  ------------  ------------  --------------
  Net loss......................................   $   (2,355)   $   (1,839)    $     (177)
                                                  ------------  ------------  --------------
                                                  ------------  ------------  --------------
  Preferred dividends...........................        1,369         1,369          1,546
                                                  ------------  ------------  --------------
  Net loss for common shares....................   $   (3,724)   $   (3,208)    $   (1,723)
                                                  ------------  ------------  --------------
                                                  ------------  ------------  --------------
  Loss per share:
    Primary.....................................   $     (.21)   $     (.18)    $     (.10)
    Fully diluted...............................   $     (.21)   $     (.18)    $     (.10)
  Common dividends per share....................       --            --             --
  Weighted average number of shares outstanding:
    Primary.....................................       18,006        18,006         16,817
    Fully diluted...............................       18,006        18,006         16,817
BALANCE SHEET DATA (AT PERIOD END):
  Cash, equivalents and investments.............   $   24,245    $   24,245     $   10,262
  Total assets..................................      684,874       832,729        522,724
  Total debt (including capital lease
    obligations)................................      308,163       462,227        222,569
  Stockholders' equity..........................      166,537       166,537        157,251
STATISTICAL DATA (AT PERIOD END):
  Number of theatres operated...................          230           230            231
  Number of screens operated....................        2,031         2,031          1,803
  Screens per theatre...........................          8.8           8.8            7.8

                                                                           YEARS ENDED
                                           ----------------------------------------------------------------------------
                                           APRIL 3,   APRIL 3,    MARCH 28,     MARCH 30,     MARCH 31,
                                             1997       1997         1996          1995          1994        APRIL 1,
                                           PRO FORMA   ACTUAL       ACTUAL        ACTUAL        ACTUAL         1993
                                           (1)(2)(5)   (1)(2)       (1)(2)        (1)(2)        (1)(2)      ACTUAL (2)
                                           ---------  ---------  ------------  ------------  ------------  ------------
                                                  (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND STATISTICAL DATA)
STATEMENT OF OPERATIONS DATA:
  Total revenues.........................  $ 749,597  $ 749,597   $  655,972    $  563,344    $  586,300    $  403,775
  Total cost of operations...............    588,654    580,002      491,358       432,763       446,957       308,848
  General and administrative.............     56,647     56,647       52,059        41,639        40,559        37,582
  Depreciation and amortization..........     57,507     59,803       43,886        37,913        38,048        28,175
  Estimated loss on future disposition of
    assets...............................     --         --           --            --            --             2,500
                                           ---------  ---------  ------------  ------------  ------------  ------------
  Operating income.......................     46,789     53,145       68,669        51,029        60,736        26,670
  Interest expense.......................     17,424     22,022       28,828        35,908        36,375        31,401
  Investment income......................        856        856        7,052        10,013         1,156         8,239
  Minority interest......................     --         --           --            --             1,599        --
  Gain (loss) on disposition of assets...        (84)       (84)        (222)         (156)          296         9,638
                                           ---------  ---------  ------------  ------------  ------------  ------------
  Earnings before income taxes and
    extraordinary item...................     30,137     31,895       46,671        24,978        27,412        13,146
  Income tax provision...................     12,190     12,900       19,300        (9,000)       12,100         5,400
                                           ---------  ---------  ------------  ------------  ------------  ------------
  Earnings before extraordinary item.....     17,947     18,995       27,371        33,978        15,312         7,746
  Extraordinary item.....................     --         --          (19,350)       --            --            (6,483)
                                           ---------  ---------  ------------  ------------  ------------  ------------
  Net earnings...........................  $  17,947  $  18,995   $    8,021    $   33,978    $   15,312    $    1,263
                                           ---------  ---------  ------------  ------------  ------------  ------------
                                           ---------  ---------  ------------  ------------  ------------  ------------
  Preferred dividends....................      5,907      5,907        7,000         7,000           538           256
                                           ---------  ---------  ------------  ------------  ------------  ------------
  Net earnings for common shares.........  $  12,040  $  13,088   $    1,021    $   26,978    $   14,774    $    1,007
                                           ---------  ---------  ------------  ------------  ------------  ------------
                                           ---------  ---------  ------------  ------------  ------------  ------------
  Earnings per share before extraordinary
    item:
    Primary..............................  $     .68  $     .74   $     1.21    $     1.63    $      .89    $      .46
    Fully diluted........................  $     .67  $     .73   $     1.20    $     1.45    $      .89    $      .46
  Earnings per share:
    Primary..............................  $     .68  $     .74   $    .06(4)   $     1.63    $      .89    $    .06(3)
    Fully diluted........................  $     .67  $     .73   $    .06(4)   $     1.45    $      .89    $    .06(3)
  Common dividends per share.............     --         --           --            --            --        $     1.14
  Weighted average number of shares
    outstanding:
    Primary..............................     17,726     17,726       16,795        16,593        16,521        16,217
    Fully diluted........................     17,940     17,940       17,031        23,509        16,550        16,217

BALANCE SHEET DATA (AT PERIOD END):
  Cash, equivalents and investments......        N/A  $  24,715   $   10,795    $  140,377    $  151,469    $   50,106
  Total assets...........................        N/A    718,213      483,458       522,154       501,276       374,102
  Total debt (including capital lease
    obligations).........................        N/A    373,724      188,172       267,504       268,188       255,302
  Stockholders' equity...................        N/A    170,012      158,918       157,388       130,404        18,171
STATISTICAL DATA (AT PERIOD END):
  Number of theatres operated............        228        228          226           232           236           243
  Number of screens operated.............      1,957      1,957        1,719         1,630         1,603         1,617
  Screens per theatre....................        8.6        8.6          7.6           7.0           6.8           6.7

- --------------

(1) Fiscal 1998, 1997, 1996, 1995 and 1994 include the effects from the acquisition of Exhibition Enterprises Partnership on May 28, 1993.

(2) Fiscal 1997 consists of 53 weeks. All other years have 52 weeks.

(3) Fiscal 1993 includes a $6,483,000 extraordinary loss equal to $.40 per common share.

(4) Fiscal 1996 includes a $19,350,000 extraordinary loss equal to $1.15 per common share.

(5) See AMCE's Condensed Pro Forma Financial Statements and the Notes thereto included elsewhere in this Prospectus.

AMCE'S MANAGEMENT'S DISCUSSION AND ANALYSIS OF
  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    The following financial analysis should be read in conjunction with the above financial information concerning AMCE.

    The forward-looking statements included in this section, which reflect AMCE's management's best judgment based on factors currently known, involve risks and uncertainties. Actual results could differ materially from those anticipated in the forward-looking statements included herein as a result of a number of factors, including but not limited to AMCE's ability to enter into various financing programs, competition from other companies, changes in economic climate, increase in demand for real estate, demographic changes, changes in real estate, zoning and tax laws, the ability to open new theatres and screens as currently planned, the performance of films licensed by AMCE and other risks and uncertainties.

    OPERATING RESULTS

    THIRTEEN WEEKS ENDED JULY 3, 1997 AND JUNE 27, 1996

    Set forth in the table below is a summary of revenues, cost of operations, general and administrative expenses and depreciation and amortization attributable to AMCE's domestic and international theatrical exhibition operations and AMCE's on-screen advertising business for the thirteen weeks ended July 3, 1997 and June 27, 1996.

                                                                                              THIRTEEN WEEKS ENDED
                                                                                              --------------------
                                                                                               JULY 3,   JUNE 27,
                                                                                                1997       1996        % CHANGE
                                                                                              ---------  ---------  ---------------
                                                                                               (IN THOUSANDS, EXCEPT PERCENTAGES)
REVENUES
  Domestic
    Admissions..............................................................................  $ 121,312  $ 105,089          15.4%
    Concessions.............................................................................     58,086     49,684          16.9
    Other...................................................................................      3,434      2,861          20.0
                                                                                              ---------  ---------         -----
                                                                                                182,832    157,634          16.0
  International
    Admissions..............................................................................      4,686      1,196         *
    Concessions.............................................................................        986        147         *
    Other...................................................................................         47     --            --
                                                                                              ---------  ---------         -----
                                                                                                  5,719      1,343         *
  On-screen advertising and other...........................................................      5,911      2,950         *
                                                                                              ---------  ---------         -----
      Total revenues........................................................................  $ 194,462  $ 161,927          20.1%
                                                                                              ---------  ---------         -----
                                                                                              ---------  ---------         -----
COST OF OPERATIONS
  Domestic
    Film exhibition costs...................................................................  $  68,660  $  55,565          23.6%
    Concession costs........................................................................      9,642      8,481          13.7
    Rent....................................................................................     20,980     17,566          19.4
    Other...................................................................................     50,125     46,427           8.0
                                                                                              ---------  ---------         -----
                                                                                                149,407    128,039          16.7
  International
    Film exhibition costs...................................................................      2,482        574         *
    Concession costs........................................................................        414         44         *
    Rent....................................................................................      1,474        661         *
    Other...................................................................................      1,504        856          75.7
                                                                                              ---------  ---------         -----
                                                                                                  5,874      2,135         *
  On-screen advertising and other...........................................................      4,389      2,647          65.8
                                                                                              ---------  ---------         -----
      Total cost of operations..............................................................  $ 159,670  $ 132,821          20.2%
                                                                                              ---------  ---------         -----
                                                                                              ---------  ---------         -----
GENERAL AND ADMINISTRATIVE
  Corporate and domestic....................................................................  $  11,626  $  10,486          10.9%
  International.............................................................................      1,478      1,490          (0.8)
  On-screen advertising and other...........................................................      1,651      1,049          57.4
                                                                                              ---------  ---------         -----
      Total general and administrative......................................................  $  14,755  $  13,025          13.3%
                                                                                              ---------  ---------         -----
                                                                                              ---------  ---------         -----
DEPRECIATION AND AMORTIZATION
  Corporation and domestic..................................................................  $  15,146  $  11,102          36.4%
  International.............................................................................        616        169         *
  On-screen advertising and other...........................................................        605        403          50.1%
                                                                                              ---------  ---------         -----
      Total depreciation and amortization...................................................  $  16,367  $  11,674          40.2%
                                                                                              ---------  ---------         -----
                                                                                              ---------  ---------         -----

- --------------
*   Percentage change in excess of 100%

    REVENUES. Total revenues increased 20.1%, or $32,535,000, during the thirteen weeks ended July 3, 1997 compared to the thirteen weeks ended June 27, 1996.

    Total domestic revenues increased 16.0%, or $25,198,000, from the prior year. Admissions revenues increased 15.4%, or $16,223,000, due to a 9.9% increase in attendance, which contributed $10,411,000 of the increase, and a 5.0% increase in average ticket prices, which contributed $5,812,000 of the increase. The increase in attendance was due primarily to AMCE's megaplex theatres (theatres having at least 14 screens with predominately stadium-style seating). Attendance at megaplex theatres increased during the quarter as a result of the addition of 12 new megaplex theatres with 266 screens since June 27, 1996 and a 7.5% increase in attendance at comparable megaplex theatres, theatres opened before the first quarter of the prior fiscal year. The increase in attendance from megaplex theatres was partially offset by a 5.4% decrease in attendance at comparable multiplex theatres (theatres generally without stadium-style seating and having less than 14 screens) and the closure or sale of 16 theatres with 82 screens since the first quarter of fiscal 1997. The decline in attendance at comparable multiplex theatres was due primarily to competition from megaplex theatres in areas where AMCE's multiplex theatres operate, a trend which AMCE anticipates will continue, and the overall performance of film product. The increase in average ticket prices was due to price increases and the growing number of megaplexes in AMCE's circuit, which yield higher average ticket prices than multiplexes. Concessions revenues at domestic theatres increased by 16.9%, or $8,402,000, due to the increase in total attendance, which contributed $4,922,000 of the increase, and a 6.4% increase in average concessions per patron, which contributed $3,480,000 of the increase. The increase in average concessions per patron was attributable to the increasing number of megaplexes in AMCE's circuit, where concession spending per patron is higher than in multiplex theatres.

    Total international revenues increased $4,376,000 from the prior year. Admissions revenues increased $3,490,000 due to an increase in attendance, which contributed $8,551,000 of the increase, offset by a decrease in average ticket prices which reduced revenues by $5,061,000. Attendance increased as a result of the opening of AMCE's second international theatre, the Arrabida 20 in Portugal, during the third quarter of fiscal 1997. Concessions revenues increased by $839,000 due to the increase in total attendance, which contributed $1,051,000 of the increase, offset by a decrease in average concessions per patron, which reduced revenues by $212,000. The decrease in average ticket prices and concessions per patron was due to the lower ticket and concessions prices at the theatre in Portugal compared to the theatre in Japan.

    On-screen advertising and other revenues increased $2,961,000 due to a change in the number of periods included in the results of operations of AMCE's on-screen advertising business and an increase in the number of screens served, a result of its expansion program.

    COST OF OPERATIONS. Total cost of operations increased 20.2%, or $26,849,000, during the thirteen weeks ended July 3, 1997 compared to the thirteen weeks ended June 27, 1996.

    Total domestic cost of operations increased 16.7%, or $21,368,000, from the prior year. Film exhibition costs increased 23.6%, or $13,095,000, due to higher attendance, which contributed $8,200,000 of the increase, and an increase in the percentage of admissions paid to film distributors, which caused an increase of $4,895,000. As a percentage of admissions revenues, film exhibition costs increased to 56.6% in the current year as compared with 52.9% in the prior year. This increase was due to a change in attendance patterns and the popularity of films released during the period which had higher film exhibition terms. Attendance was more concentrated in the early weeks for the films released during the current period, which typically results in higher film exhibition costs. The 13.7%, or $1,161,000, increase in concession costs is attributable to the increase in concessions revenues. As a percentage of concessions revenues, concession costs decreased from 17.1% to 16.6%. Rent expense increased 19.4%, or $3,414,000, due to the higher number of screens in operation. Other cost of operations increased 8.0%, or $3,698,000. As a percentage of total revenues, other cost of operations decreased from 29.5% in the prior year to 27.4% in the current year, primarily as a result of more effective staffing at AMCE's theatres.

    Total international cost of operations increased $3,739,000 from the prior year. Film exhibition costs increased $1,908,000 due primarily to higher attendance. The $370,000 increase in concession costs was primarily attributable to the increase in concessions revenues. Rent expense increased $813,000 and other cost of operations increased $648,000 from the prior year due to the opening of the Arrabida 20 during the third quarter of fiscal 1997.

    On-screen advertising and other cost of operations increased $1,742,000 as a result of a change in the number of periods included in the results of operations of AMCE's on-screen advertising business and the higher number of screens served.

    GENERAL AND ADMINISTRATIVE. General and administrative expenses increased 13.3%, or $1,730,000, during the thirteen weeks ended July 3, 1997.

    Corporate and domestic general and administrative expenses increased 10.9%, or $1,140,000, due primarily to increases in salaries, costs associated with modification of computer applications for the "Year 2000" and beyond and costs associated with AMCE's development of theatres.

    General and administrative expenses associated with on-screen advertising and other increased 57.4%, or $602,000, due to a change in the number of periods included in the results of operations of AMCE's on-screen advertising business and an increase in payroll and related costs to support its expansion program.

    DEPRECIATION AND AMORTIZATION. Depreciation and amortization increased 40.2%, or $4,693,000, during the thirteen weeks ended July 3, 1997. This increase was caused by an increase in employed theatre assets resulting from AMCE's expansion plan.

    OPERATING INCOME. Operating income decreased 16.7%, or $737,000, during the thirteen weeks ended July 3, 1997. The decrease in operating income was primarily attributable to the attendance and revenue decline at multiplex theatres, an increase in film exhibition costs as a percentage of admissions revenues and the increases in depreciation and amortization and general and administrative expenses, the effects of which were partially offset by an increase in attendance and revenues at megaplex theatres.

    INTEREST EXPENSE. Interest expense increased 68.0%, or $3,336,000, during the thirteen weeks ended July 3, 1997 compared to the prior year. The increase in interest expense resulted primarily from an increase in average outstanding borrowings.

    GAIN ON DISPOSITION OF ASSETS. Gain on disposition of assets increased $1,160,000 during the thirteen weeks ended July 3, 1997 from the sale of one of AMCE's multiplex theatres during the current year.

    INCOME TAX PROVISION. The provision for income taxes decreased $1,261,000 to a benefit of $1,386,000 during the current year from a benefit of $125,000 in the prior year. The effective tax rate was 43.0% during the current year compared to 41.4% in the prior year.

    NET LOSS. Net loss increased $1,662,000 during the thirteen weeks ended July 3, 1997 to $1,839,000 from $177,000 in the prior year. Net loss per common share, after deducting preferred dividends, was $.18 compared to $.10 for the prior year.

    YEARS (53/52 WEEKS) ENDED APRIL 3, 1997 AND MARCH 28, 1996

    Set forth in the table below is a summary of revenues, cost of operations, general and administrative expenses and depreciation and amortization attributable to AMCE's domestic and international theatrical exhibition operations and AMCE's on-screen advertising business for the year (53 weeks) ended April 3, 1997 and the year (52 weeks) ended March 28, 1996.

                                                                          53 WEEKS      52 WEEKS
                                                                           ENDED         ENDED
                                                                          APRIL 3,     MARCH 28,
                                                                            1997          1996          % CHANGE
                                                                        ------------  ------------  -----------------
                                                                             (IN THOUSANDS, EXCEPT PERCENTAGES)
REVENUES
  Domestic
    Admissions........................................................   $  479,629    $  431,361            11.2%
    Concessions.......................................................      222,945       196,645            13.4
    Other.............................................................       15,763        15,096             4.4
                                                                        ------------  ------------            ---
                                                                            718,337       643,102            11.7
  International
    Admissions........................................................       13,322        --              --
    Concessions.......................................................        2,222        --              --
    Other.............................................................           49        --              --
                                                                        ------------  ------------            ---
                                                                             15,593        --              --
  On-screen advertising and other.....................................       15,667        12,870            21.7
                                                                        ------------  ------------            ---
    Total revenues....................................................   $  749,597    $  655,972            14.3%
                                                                        ------------  ------------            ---
                                                                        ------------  ------------            ---
COST OF OPERATIONS
  Domestic
    Film rentals......................................................   $  239,480    $  215,099            11.3%
    Concession costs..................................................       36,045        30,417            18.5
    Rent..............................................................       75,116        64,813            15.9
    Other.............................................................      198,555       172,087            15.4
                                                                        ------------  ------------            ---
                                                                            549,196       482,416            13.8
  International
    Film rentals......................................................        7,719        --              --
    Concession costs..................................................          703        --              --
    Rent..............................................................        4,945        --              --
    Other.............................................................        5,377        --              --
                                                                        ------------  ------------            ---
                                                                             18,744        --              --
  On-screen advertising and other.....................................       12,062         8,942            34.9
                                                                        ------------  ------------            ---
    Total cost of operations..........................................   $  580,002    $  491,358            18.0%
                                                                        ------------  ------------            ---
                                                                        ------------  ------------            ---
GENERAL AND ADMINISTRATIVE
  Domestic and corporate..............................................   $   45,558    $   44,200             3.1%
  International.......................................................        6,864         4,550            50.9
  On-screen advertising and other.....................................        4,225         3,309            27.7
                                                                        ------------  ------------            ---
    Total general and administrative..................................   $   56,647    $   52,059             8.8%
                                                                        ------------  ------------            ---
                                                                        ------------  ------------            ---
DEPRECIATION AND AMORTIZATION
  Domestic and corporate..............................................   $   56,623    $   42,550            33.1%
  International.......................................................        1,436        --              --
  On-screen advertising and other.....................................        1,744         1,336            30.5
                                                                        ------------  ------------            ---
  Total depreciation and amortization.................................   $   59,803    $   43,886            36.3%
                                                                        ------------  ------------            ---
                                                                        ------------  ------------            ---

    REVENUES. Total revenues increased 14.3%, or $93,625,000, during the year (53 weeks) ended April 3, 1997 compared to the year (52 weeks) ended March 28, 1996.

    Total domestic revenues increased 11.7%, or $75,235,000, from the prior year. Admissions revenues increased 11.2%, or $48,268,000, due to a 6.4% increase in attendance, which contributed $27,658,000 of the increase, and a 4.7% increase in average ticket prices, which contributed $20,610,000 of the increase. The increase in attendance was due primarily to AMCE's megaplex theatres (theatres having at least 14 screens with predominately stadium-style seating). Attendance at megaplex theatres increased during the year as a result of the addition of 12 new megaplex theatres with 248 screens and from the operation for a full fiscal year of AMCE's remaining five domestic megaplex theatres with 98 screens that were opened in fiscal 1996. The increase in attendance from megaplex theatres was partially offset by a decrease in attendance at multiplex theatres (theatres generally without stadium-style seating and having less than 14 screens) and the closure or sale of 15 theatres with 76 screens. Attendance at multiplex theatres decreased as a result of competitive factors. Also, during the first nine months of the fiscal year, attendance at all theatres was impacted by film product from AMCE's key suppliers which did not deliver the results achieved in the prior fiscal year. The increase in average ticket prices is due to price increases and the growing number of megaplexes in AMCE's circuit, which yield higher average ticket prices than multiplexes. Concessions revenues at domestic theatres increased by 13.4%, or $26,300,000, due to a 6.9% increase in average concessions per patron, which contributed $13,692,000 of the increase, and the increase in total attendance, which contributed $12,608,000 of the increase. The increase in average concessions per patron is attributable to the introduction of new concessions products and the increasing number of megaplexes in AMCE's circuit, where concession spending per patron is higher than in multiplex theatres.

    Total international revenues were the result of admissions and concessions revenues from AMCE's two international theatres, the Canal City 13 located in Fukuoka, Japan and the Arrabida 20 located in Porto, Portugal, which opened during the first and third quarters of fiscal 1997, respectively. Admissions and concessions revenues accounted for 85% and 14% of total international revenues, respectively. AMCE's initial attendance at the Canal City 13 was negatively impacted by film distributors in Japan who restricted AMCE's ability to obtain film product until approximately two weeks after its competitors had received it. This delay in releasing films to AMCE has generally been eliminated.

    On-screen advertising and other revenues increased 21.7%, or $2,797,000, due primarily to an increase in the number of screens served by AMCE's on-screen advertising business, a result of its expansion program.

    COST OF OPERATIONS. Total cost of operations increased 18.0%, or $88,644,000, during the year (53 weeks) ended April 3, 1997 compared to the year (52 weeks) ended March 28, 1996.

    Total domestic cost of operations increased 13.8%, or $66,780,000, from the prior year. Film rentals expense increased 11.3%, or $24,381,000, due to higher admissions revenues. As a percentage of admissions revenues, film rentals expense was 49.9% in each year. The 18.5%, or $5,628,000, increase in concession costs is attributable to the increase in concessions revenues. As a percentage of concessions revenues, concession costs increased from 15.5% to 16.2% due primarily to increases in raw popcorn costs and the lower margins on new concessions products. Rent expense increased 15.9%, or $10,303,000, due to the higher number of screens in operation. Other cost of operations increased 15.4%, or $26,468,000, from the prior year due to the higher number of screens in operation, $1,825,000 of advertising expenses associated with the opening of new theatres and higher expenses associated with AMCE's theatre management development program.

    Total international cost of operations were the result of expenses associated with AMCE's new theatres in Japan and Portugal. As a percentage of admissions revenues, film rentals expense was 57.9% primarily because film rentals in Japan are generally higher than those domestically. Concession costs were 31.6% of concessions revenues due to the high procurement costs of concessions products sourced from the United States. As a percentage of total revenues, rent expense was 31.7% as a result of low attendance and admissions revenues and the higher real estate costs in Japan.

    On-screen advertising and other cost of operations increased 34.9%, or $3,120,000, as a result of the higher number of screens served and related start-up expenses.

    GENERAL AND ADMINISTRATIVE. General and administrative expenses increased 8.8%, or $4,588,000, during the year (53 weeks) ended April 3, 1997.

    Domestic and corporate general and administrative expenses increased 3.1%, or $1,358,000, primarily due to increases in costs associated with AMCE's development of theatres and increased pension and retirement expenses of $1,992,000. These increases were partially offset by a decrease of $3,500,000 in the current year's bonus expense and severance payments of $967,000 for two former executive officers made during the prior year.

    International general and administrative expenses increased 50.9%, or $2,314,000, due primarily to increases in costs associated with AMCE's development of new theatres and other expenses to support AMCE's international operations and expansion plan.

    General and administrative expenses associated with on-screen advertising and other increased 27.7%, or $916,000, due primarily to an increase in payroll and related costs to support the expansion program at AMCE's on-screen advertising business.

    DEPRECIATION AND AMORTIZATION. Depreciation and amortization increased 36.3%, or $15,917,000, during the year (53 weeks) ended April 3, 1997. This increase was caused by an increase in employed theatre assets resulting from AMCE's expansion plan and an impairment loss of $7,231,000 due to expected declines in future cash flows of certain theatres.

    OPERATING INCOME. Operating income decreased 22.6%, or $15,524,000, during the year (53 weeks) ended April 3, 1997. The decrease in operating income is attributable to the attendance and revenue decline at multiplex theatres and an increase in domestic and corporate general and administrative expenses of $1,358,000, the effects of which were partially offset by an increase in attendance and revenues at megaplex theatres. Additionally, operating income was reduced by operating losses of $4,587,000 from AMCE's international theatres in Japan and Portugal, an increase in international general and administrative expenses of $2,314,000 and an increase in operating losses of $1,647,000 from AMCE's on-screen advertising business.

    INTEREST EXPENSE. Interest expense decreased 23.6%, or $6,806,000, during the year (53 weeks) ended April 3, 1997 compared to the prior year. The decrease in interest expense resulted from lower rates under the AMCE Credit Facility, which was partially offset by an increase in average outstanding borrowings related to AMCE's expansion plan.

    INVESTMENT INCOME. Investment income decreased 87.9% or $6,196,000, during the year (53 weeks) ended April 3, 1997 due to a decrease in outstanding cash and investments compared to the prior year. Cash and investments decreased as a result of AMCE's redemption of substantially all of its 11 7/8% Senior Notes due 2000 (the "Senior Notes") and 12 5/8% Senior Subordinated Notes due 2002 (the "12 5/8% Senior Subordinated Notes") on December 28, 1995. Earnings Before Income Taxes and Extraordinary Item. Earnings before income taxes and extraordinary item decreased by 31.7%, or $14,776,000, during the year (53 weeks) ended April 3, 1997 due primarily to the $15,524,000 decrease in operating income.

    NET EARNINGS. Net earnings before extraordinary item decreased $8,376,000 during the year (53 weeks) ended April 3, 1997 to $18,995,000 from $27,371,000 in the prior year. Net earnings for the period were $18,995,000 compared to $8,021,000 in the prior year, which included an extraordinary item (a loss of $19,350,000 in connection with the early extinguishment of debt). Net earnings before extraordinary item per common share, after deducting preferred dividends, was $.74 compared to $1.21 for the prior year. Net earnings per common share, after deducting preferred dividends, was $.74 compared to $.06 for the prior year.

    YEARS (52 WEEKS) ENDED MARCH 28, 1996 AND MARCH 30, 1995

    Set forth below in the table is a summary of revenues and cost of operations attributable to AMCE's operations for the year (52 weeks) ended March 28, 1996 and March 30, 1995.

                                                     52 WEEKS ENDED                52 WEEKS ENDED
                                              ----------------------------  ----------------------------
                                               MARCH 28,     % OF TOTAL      MARCH 30,     % OF TOTAL
                                                 1996         REVENUES         1995         REVENUES
                                              -----------  ---------------  -----------  ---------------
                                                          (IN THOUSANDS, EXCEPT PERCENTAGES)
REVENUES
  Admissions................................   $ 431,361             66%     $ 371,145             66%
  Concessions...............................     196,645             30        169,120             30
  Other.....................................      27,966              4         23,079              4
                                              -----------           ---     -----------           ---
    Total...................................   $ 655,972            100%     $ 563,344            100%
                                              -----------           ---     -----------           ---
                                              -----------           ---     -----------           ---
COST OF OPERATIONS
  Film rentals..............................   $ 215,099             33%     $ 182,669             33%
  Concession costs..........................      30,417              5         24,383              4
  Rent......................................      64,813             10         60,076             11
  Other.....................................     181,029             27        165,635             29
                                              -----------           ---     -----------           ---
    Total...................................   $ 491,358             75%     $ 432,763             77%
                                              -----------           ---     -----------           ---
                                              -----------           ---     -----------           ---

    REVENUES. Total revenues for the year (52 weeks) ended March 28, 1996 increased 16.4%, or $92,628,000, to $655,972,000 compared to $563,344,000 for the year (52 weeks) ended March 30, 1995. Admissions revenues increased 16.2%, or $60,216,000, due to a 11.1% increase in attendance, which contributed $41,151,000 of the increase, and a 4.4% increase in average ticket prices, which contributed $19,065,000 of the increase. The increase in attendance resulted from the popularity of films licensed during fiscal 1996 and the net addition of 89 screens since fiscal 1995 at new and higher performing locations. Attendance during the prior year was impacted by a dispute with a major distributor over film licensing terms, which resulted in AMCE licensing that distributor's films for a smaller number of its theatres than it otherwise would have. In fiscal 1996, AMCE licensed that distributor's films for what it considers to be a more acceptable number of AMCE's theatres. Concessions revenues increased by 16.3%, or $27,525,000, due to the increase in total attendance, which caused an increase of $18,752,000, and a 6.9% increase in average concessions per patron, which contributed $8,773,000 of the increase.

    COST OF OPERATIONS. Total cost of operations increased 13.5%, or $58,595,000, in fiscal 1996 to $491,358,000 from $432,763,000 in fiscal 1995. As a percentage of total revenues, cost of operations was 75% and 77% in fiscal 1996 and 1995, respectively. Film rentals expense increased 17.8%, or $32,430,000, in fiscal 1996 due to higher attendance levels, which contributed $29,637,000 of the increase, and an increase in the percentage of admissions paid to film distributors, which caused an increase of $2,793,000. Concessions costs, rent and other costs of operations increased 10.5%, or $26,165,000, from the prior year due to increases in payroll of $6,641,000, concession costs of $6,034,000, rent of $4,737,000 and other theatre operating expenses associated with the increase in admissions and concessions revenues and from the higher number of screens in operation.

    GENERAL AND ADMINISTRATIVE. General and administrative expenses increased 25.0%, or $10,420,000, to $52,059,000 in fiscal 1996 from $41,639,000 in fiscal
1995. The increase in general and administrative expenses is primarily attributable to payroll and other costs associated with AMCE's development of theatres in the United States and certain international markets, additional bonus expense of $3,074,000 related to improved profitability of AMCE and severance payments of $967,000 for two former executive officers. As a percentage of total revenues, general and administrative expenses increased to 7.9% in fiscal 1996 from 7.4% in fiscal 1995.

    DEPRECIATION AND AMORTIZATION. Depreciation and amortization increased 15.8%, or $5,973,000, to $43,886,000 in fiscal 1996 from $37,913,000 in fiscal
1995. This increase resulted primarily from the reduction, effective December 30, 1994, in the estimated lives of lease rights and location premiums on certain smaller theatres to correspond to the base terms of the theatre leases, an increase in employed theatre assets and the recognition of an impairment loss of $1,799,000 in connection with the adoption of Statement of Financial Accounting Standards No. 121, ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF.

    INTEREST EXPENSE. Interest expense decreased 19.7%, or $7,080,000, to $28,828,000 in fiscal 1996 from $35,908,000 in fiscal 1995. The decrease in interest expense resulted from lower interest rates under the AMCE Credit Facility as compared to the rates under the Senior Notes and 12 5/8% Senior Subordinated Notes.

    INVESTMENT INCOME. Investment income decreased 29.6%, or $2,961,000, to $7,052,000 in fiscal 1996 from $10,013,000 in fiscal 1995 due primarily to a net gain of $1,407,000 recorded in fiscal 1995 from the sales of stock of TPI Enterprises, Inc. and AmeriHealth, Inc. and a decrease of $1,513,000 in interest income in fiscal 1996.

    EARNINGS BEFORE INCOME TAXES AND EXTRAORDINARY ITEM. Earnings before income taxes and extraordinary item increased 86.8%, or $21,693,000, to $46,671,000 in fiscal 1996 from $24,978,000 in fiscal 1995. AMCE recorded a $19,350,000 extraordinary loss, net of income tax benefit of $13,400,000, related to extinguishment of debt in fiscal 1996.

    NET EARNINGS. For the year (52 weeks) ended March 28, 1996, AMCE recorded net earnings of $8,021,000, a $25,957,000 decrease from net earnings of $33,978,000 for the year (52 weeks) ended March 30, 1995. Net earnings per common share, after deducting $7,000,000 of preferred dividends, was $.06 in fiscal 1996 compared to $1.63 in fiscal 1995. The decrease in net earnings was impacted by an extraordinary loss of $19,350,000 incurred as a result of AMCE's repurchase of Senior Notes and 12 5/8% Senior Subordinated Notes in fiscal 1996. Also, in fiscal 1996 AMCE had a tax expense of $19,300,000, as opposed to a tax benefit of $9,000,000 in fiscal 1995. The fiscal 1995 tax benefit resulted from a $19,792,000 reduction in the deferred tax valuation allowance established under Statement of Financial Accounting Standards No. 109, ACCOUNTING FOR INCOME TAXES. Earnings per share before extraordinary item, after deduction of preferred dividends, was $1.21 in fiscal 1996 compared to $1.63 in fiscal 1995.

LIQUIDITY AND CAPITAL RESOURCES

    AMCE's revenues are collected in cash, principally through box office admissions and theatre concessions sales. AMCE has an operating "float" which partially finances its operations and which generally permits AMCE to maintain a smaller amount of working capital capacity. This float exists because admissions revenues are received in cash, while exhibition costs (primarily film rentals) are ordinarily paid to distributors from 30 to 45 days following receipt of box office admissions revenues. AMCE is only occasionally required to make advance payments or non-refundable guarantees of film rentals. Film distributors generally release during the summer and holiday seasons the films which they anticipate will be the most successful. Consequently, AMCE typically generates higher revenues during such periods. Cash flows from operating activities, as reflected in the Consolidated Statements of Cash Flows, were $134,074,000, $96,847,000 and $44,366,000 for fiscal years 1997, 1996 and 1995, respectively, and $31,230,000 and $18,725,000 for the thirteen weeks ended July 3, 1997 and June 27, 1996, respectively.

    During the current fiscal year, AMCE had capital expenditures and net increases in refundable construction advances of $94,162,000 and $26,912,000, respectively, primarily for the development of new theatres and the addition of screens at existing locations. AMCE has continued its expansion plan by opening 3 megaplex theatres with 74 screens and one multiplex theatre with 6 screens and expanding an existing multiplex theatre by 10 screens. In addition, AMCE closed or sold 3 multiplex theatres with 18 screens resulting in a circuit total of 21 megaplex theatres with 440 screens and 209 multiplex theatres with 1,591 screens as of July 3, 1997.

    AMCE has plans to open approximately 700 screens during fiscal 1998. If these planned screens are opened as scheduled, AMCE estimates that total capital expenditures for fiscal 1998 will aggregate approximately $400 million. Included in these amounts are assets which AMCE may place into sale/ leaseback or other comparable financing programs which will have the effect of reducing AMCE's net cash outlays. As of July 3, 1997, AMCE had under construction 26 megaplex theatres with 608 screens and 2 multiplex theatres with 25 screens.

    The AMCE Credit Facility permits borrowings at interest rates based on either the bank's base rate or LIBOR and requires an annual commitment fee based on margin ratios that could result in a rate of .1875% to .375% on the unused portion of the commitment. The AMCE Credit Facility matures in 2004. The commitment thereunder will reduce by $25 million on each of December 31, 2002, March 31, 2003, June 30, 2003 and September 30, 2003 and by $50 million on December 31, 2003. As of July 3, 1997, AMCE had outstanding borrowings of $200,000,000 under the AMCE Credit Facility at an average interest rate of 6.5% per annum.

    Covenants of the AMCE Credit Facility impose limitations on indebtedness, creation of liens, change of control, transactions with affiliates, mergers, investments, guaranties, asset sales, dividends, business activities and pledges. As of July 3, 1997, AMCE was in compliance with all financial covenants relating to the AMCE Credit Facility.

    Prior to its April 10, 1997 amendment and restatement, the AMCE Credit Facility contained a covenant that generally limited AMCE's capital expenditures. This covenant has been eliminated.

    On March 19, 1997, AMCE sold $200 million aggregate principal amount of 9 1/2% Senior Subordinated Notes due 2009 (the "Notes"). The Note Indenture requires AMCE to use its best efforts to consummate a registered offer to exchange the Notes (the "Exchange Offer") for notes of AMCE with terms identical in all material respects to the Notes. If the Exchange Offer is not effected by September 15, 1997, the interest rate on the Notes will increase by .50% following such date until the Exchange Offer is consummated. The Exchange Offer closed on September 5, 1997.

    AMCE believes that cash generated from operations, existing cash and equivalents, amounts received from sale/leaseback or other comparable financing programs which AMCE is currently pursuing and the unused commitment amount under the AMCE Credit Facility will be sufficient to fund operations and planned capital expenditures for the next twelve months.

    During the thirteen weeks ended July 3, 1997, various holders of AMCE's $1.75 Cumulative Convertible Preferred Stock (the "AMCE Convertible Preferred Stock") converted 369,800 shares into 637,535 shares of AMCE Common Stock at a conversion rate of 1.724 shares of AMCE Common Stock for each share of AMCE Convertible Preferred Stock. AMCE Convertible Preferred Stock dividend payments decreased 14.8%, or $242,000, to $1,389,000 for the thirteen weeks ended July 3, 1997 from $1,631,000 in the prior year as a result of the conversions. Future conversions will continue to reduce the amount of dividends paid by AMCE and increase the number of shares of AMCE Common Stock outstanding.

RECENTLY ISSUED FINANCIAL ACCOUNTING PRONOUNCEMENTS

    During fiscal 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128 ("SFAS 128"), EARNINGS PER SHARE. SFAS 128 eliminates the presentation of primary and fully diluted earnings per share ("EPS") and requires presentation of basis and diluted EPS. The principal difference between primary and basic EPS is that common stock equivalents are not included with the weighted average number of shares outstanding used in the computation of basic EPS. Diluted EPS is computed similarly to fully diluted EPS. SFAS 128 is effective for periods ending after December 15, 1997, including interim periods, and requires restatement of all prior-period EPS data. Early adoption is not permitted. AMCE plans to adopt SFAS 128 during the third quarter of fiscal 1998. The impact of adopting SFAS 128 on primary and fully diluted loss per share for the thirteen weeks ended July 3, 1997 and June 27, 1996 is not expected to be material.

    During fiscal 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130 ("SFAS 130"), REPORTING COMPREHENSIVE INCOME, and Statement of Financial Accounting Standards No. 131 ("SFAS 131"), DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION. SFAS 130 requires disclosure of comprehensive income and its components in a company's financial statements and is effective for fiscal years beginning after December 15, 1997. SFAS 131 requires new disclosures of segment information in a company's financial statements and is effective for fiscal years beginning after December 15, 1997. AMCE is currently evaluating the financial statement impact of adopting SFAS 130 and SFAS 131.

                     CERTAIN RELATIONSHIPS AND TRANSACTIONS

PURCHASE OF INITIAL PROPERTIES

    The Company will enter into the Purchase Agreement with AMC and one of its subsidiaries pursuant to which the Company will acquire the Initial Properties for an aggregate cash consideration of approximately $247.3 million. The Purchase Agreement will contain representations and warranties by AMC customarily found in agreements of such types.

OPTION PROPERTIES

    The Company and AMC and certain of its subsidiaries and the current owner/lessor of certain Properties will enter into the Option Agreements pursuant to which AMC and such owner/lessor will grant the Company options, each for a period of 90 days following the actual opening date of the megaplex theatre on such Option Property, to acquire any or all of the Option Properties for an aggregate estimated purchase price of $136.8 million. One of the Initial Properties and three of the Option Properties have adjacent land parcels that, if not under contract for sale or sold at the time of the related theatre acquisition, may be purchased by the Company for an aggregate purchase price of $10.4 million.

RIGHT TO PURCHASE

    The Company and AMCE will enter into the AMCE Right to Purchase Agreement whereby the Company will have a right of first refusal and first offer to purchase and lease back to AMCE any megaplex theatre and related entertainment property acquired or developed and owned (or ground-leased) by AMCE or its subsidiaries for a period of five years following the Formation Transactions. The initial annual rental rate on properties leased back to AMC will be determined through the right of first refusal and first offer process at the time of such lease back.

EMPLOYMENT AGREEMENTS

    The Company will enter into employment agreements with Robert L. Harris and David M. Brain, pursuant to which Mr. Harris will serve as President and Chief Development Officer and Mr. Brain will serve as Chief Financial Officer of the Company each for a period of two years (extendable at the option of the Company) at an initial annual compensation of $225,000 and $175,000, respectively, subject to any increases in base compensation approved by the Compensation Committee. See "Management-- Employment Agreements."

COMPANY OFFICES

    The Company has entered into a lease for its executive offices to be located at 1221 Baltimore Avenue, Kansas City, Missouri, a building owned by AMC.

PURCHASE OF SHARES BY EXECUTIVE OFFICERS

    Robert L. Harris will purchase 80,000 Shares pursuant to the Share Purchase Program and will be granted 40,000 restricted Shares pursuant to the Restricted Share Program and options to purchase 40,000 Shares pursuant to the Share Option Program. David M. Brain will purchase 40,000 Shares pursuant to the Share Purchase Program and will be granted 20,000 restricted Shares pursuant to the Restricted Share Program and options to purchase 20,000 Shares pursuant to the Share Option Program.

           POLICIES AND OBJECTIVES WITH RESPECT TO CERTAIN ACTIVITIES

    The following is a discussion of the Company's investment objectives and policies, financing policies and policies with respect to certain other activities. These policies are determined by the Board of Trustees and may be amended or revised from time to time at the discretion of the Board of Trustees without a vote of the Company's shareholders.

INVESTMENT OBJECTIVES AND POLICIES

    The Company's investment objectives are to maximize current returns to shareholders through increases in Funds from Operations and to increase long-term total returns to shareholders through appreciation in the value of the Shares. The Company will seek to accomplish its objectives through (i) its ownership interests in the Initial Properties; (ii) selective acquisitions of the Option Properties, additional AMC-operated properties, Planet Movies-operated properties and additional megaplex theatres leased to other qualified theatrical exhibitors; and (iii) develop or acquire ETRCs and single-tenant out-of-home location based entertainment or entertainment-related properties.

    The Company will consider a variety of factors in evaluating potential investments in entertainment or entertainment-related properties, including (i) the long-term investment potential of the asset and the reputation and creditworthiness of the current owner, manager or developer of the property;
(ii) the proposed terms for purchasing the property; (iii) the proposed terms for leasing the property, including rental payments and lease term; and (iv) the condition of the property, including the quality of construction of the improvements thereon.

    The Company may purchase or lease properties for long-term investment, expand and improve the properties it owns or acquires after the Formation Transactions or sell such properties, in whole or in part, when circumstances warrant. The Company may also participate with other entities in property ownership, through joint ventures or other types of co-ownership. Equity investments may be subject to existing mortgage financing and other indebtedness which have priority over the equity interest of the Company.

    While the Company emphasizes equity real estate investments, it may, in its discretion, invest in mortgages, equity or debt securities of other REITs, partnerships and other real estate interests. Such mortgage investments may include participating in convertible mortgages. The Company does not currently intend to purchase securities of, or interests in, other entities engaged in real estate activities.

    There are no limitations on the percentage of the Company's assets that may be invested in any one property, venture or type of security. The Board of Trustees may establish limitations as it deems appropriate from time to time. No limitations have been set on the number of properties in which the Company will seek to invest or on the concentration of investments in any one geographic region.

DISPOSITIONS; AMC'S RIGHT OF FIRST REFUSAL AND FIRST OFFER

    The Company has no current intention to cause the disposition of any of the Properties, although it reserves the right to do so if the Board of Trustees determines that such action would be in the best interests of the Company. Pursuant to the Leases, AMC will have a right of first refusal and first offer to acquire any Property or any interest in an entertainment or entertainment-related property acquired or developed by the Company and operated by AMC. See "Leases" for a more detailed discussion of the terms and conditions of the Leases.

FINANCING

    Upon consummation of the Formation Transactions, the Company expects to have no outstanding indebtedness. The Company presently intends to maintain a ratio of debt to total market capitalization of less than 50%. The Board of Trustees may, however, from time to time reevaluate this policy and decrease or increase such ratio accordingly. The Company will determine its financing policies in light of then current economic conditions, relative costs of debt and equity capital, market values of properties, growth and acquisition opportunities and other factors. The Company is negotiating to obtain a commitment for the $200 million Bank Credit Facility that will be used in acquiring additional entertainment and entertainment-related properties, including the Option Properties and related land parcels, and for certain other purposes, including expanding existing properties and working capital, as necessary. The Company expects to close the Bank Credit Facility as part of the Formation Transactions. If the Board of Trustees determines that additional funding is desirable, the Company may raise such funds through additional equity offerings, debt financing or retention of cash flow (subject to considerations relating to provisions in the Code concerning taxability of undistributed REIT income and REIT qualification), or a combination of these methods.

    Indebtedness incurred by the Company may be in the form of publicly or privately placed debt instruments or financings from banks, institutional investors or other lenders, any of which indebtedness may be unsecured or may be secured by mortgages or other interests in the property owned by the Company. There are no limits on the number or amounts of mortgages or other interests which may be placed on any one property. In addition, such indebtedness may be with or without recourse to all or any part of the property of the Company or may be limited to the particular property to which the indebtedness relates. The proceeds from any borrowings may be used for the payment of distributions, for working capital, to refinance indebtedness or to finance acquisitions, expansions or developments of new properties.

    In the event that the Board of Trustees determines to raise additional equity capital, the Board of Trustees has the authority, without shareholder approval, to issue additional Shares or other equity interests (including Preferred Shares and other securities senior to the Shares) of the Company in any manner (and on such terms and for such consideration) it deems appropriate, including in exchange for property. Existing shareholders would have no preemptive right to purchase shares issued in any offering, and any such offering might cause a dilution of a shareholder's investment in the Company.

WORKING CAPITAL RESERVES

    The Company will attempt to maintain working capital reserves (and when not sufficient, access to borrowings) in amounts that the Board of Trustees determines to be adequate to meet normal contingencies in connection with the operation of the Company's business and investments.

CONFLICT OF INTEREST POLICIES

    The Company will adopt certain policies and enter into certain agreements designed to minimize potential conflicts of interest. It is expected that no trustee will vote on contracts or transactions between the Company and other entities affiliated with such trustee. However, there can be no assurance that these policies always will be successful in eliminating the influence of such conflicts, and if they are not successful, decisions could be made that might fail to reflect fully the interests of all shareholders. See "Conflicts of Interest."

DECLARATION OF TRUST AND BYLAW PROVISIONS

    The Company's Bylaws provide that any transactions between the Company and any of its trustees or any other entity in which a trustee has a material financial interest is subject to the interested director transaction provision of Maryland law. Such provision generally provides that a contract or other transaction with such trustee or where such material financial interest exists is not void or voidable if (i) the fact of the common directorship or interest is disclosed or known to (a) the Board, and the Board ratifies the contract or transaction by the affirmative vote of a majority of disinterested trustees or
(b) the stockholders, and the contract or transaction is approved by a majority of the votes cast by stockholders other than the interested person or (ii) the contract or transaction is fair and reasonable to the corporation.

    Pursuant to the Declaration of Trust, each trustee is required to discharge his or her duties in good faith, in a manner he or she reasonably believes to be in the best interest of the Company and with the care an ordinarily prudent person in a like position would use under similar circumstances.

OTHER POLICIES

    The Company intends to operate in a manner that will not subject it to regulation under the Investment Company Act of 1940. The Company does not intend
(i) to invest in the securities of other issuers for the purpose of exercising control over such issuer; (ii) to underwrite securities of other issuers; or
(iii) to trade actively in loans or other investments.

    The Company may make investments other than as previously described (including bonds, preferred stocks and common stocks), although it does not currently intend to do so. The Company may repurchase or otherwise reacquire Shares or any other securities it may issue and may engage in such activities in the future. The Board of Trustees has no present intention of causing the Company to repurchase any of the Shares, and any such action would be taken only in conformity with applicable federal and state laws and the requirements for qualifying as a REIT under the Code and the Treasury regulations thereunder. Although it may do so in the future, the Company has not issued Shares or any other securities in exchange for property, nor has it reacquired any of its Shares or any other securities. See "The Formation Transactions." The Company may make loans to third parties, including, without limitation, to its officers and to joint ventures in which it decides to participate. Such loans will generally require the approval of the Board of Trustees.

    At all times, the Company intends to make investments in such a manner as to be consistent with the requirements of the Code to qualify as a REIT unless, because of changes in future economic, market or legal conditions, or changes in the Code or in the Treasury Regulations, the Board of Trustees determines to revoke the Company's REIT election if the Board determines that such factors make it no longer beneficial to qualify as a REIT.

                             CONFLICTS OF INTEREST

GENERAL

    Several conflicts of interest exist on the part of the Company, its trustees and officers and AMCE, AMC and their respective directors and officers. The following descriptions set forth the principal conflicts of interest, including the relationships through which they arise, and the policies and procedures implemented by the Company to address those conflicts.

POTENTIAL CONFLICTS OF INTEREST

    AFFILIATED TRUSTEES. Peter C. Brown is the Chairman of the Board of Trustees of the Company and the President, Chief Financial Officer and Director of AMCE. As of August 22, 1997, Mr. Brown owned options to purchase 159,000 shares of AMCE common stock. Prior to consummation of the Formation Transactions, Robert L. Harris, the President and Chief Development Officer of the Company, expects to exercise and sell the shares of AMCE's common stock subject to options that are owned by him and currently exercisable and cancel the remaining options. The Company's Bylaws provide that any transactions between the Company and any of its trustees or any other entity in which a trustee has a material financial interest is subject to the interested director transaction provision of Maryland law. Accordingly, it is expected that no trustee will vote on contracts or transactions between the Company and other entities affiliated with such trustee. See "Management," "Policies and Objectives with Respect to Certain Activities--Declaration of Trust and Bylaw Provisions" and "Relationship Between AMCE and the Company after the Formation Transactions."

    PURCHASE PRICE OF THE PROPERTIES. The purchase price of each Property was determined by management of both AMCE and the Company as the cost of developing and constructing such Property. The purchase price of the land parcels was determined by management of both AMCE and the Company based on an estimated market value for such parcels less estimated marketing and selling costs. It is possible that if such valuations had been determined on an arm's-length basis, or had been the subject of independent valuations or appraisals, the sum of the values of the Properties might have been greater or lower than the sum of the values determined by the management of AMCE and of the Company.

    TERMS OF LEASES. The Lease payment obligations with respect to the Properties were determined by management of AMC and management of the Company and were not negotiated on an arm's-length basis. However, the Lease payments that AMC is obligated to make are based on an initial lease rate of 10.5%, which the Company believes reflects the fair rental value of the Properties to the Company.

    POTENTIAL FOR FUTURE CONFLICTS. After the Offering, AMCE and the Company may be in situations where they have differing interests resulting from the significant ongoing relationship between the companies. Such situations include the fact that after the Offering (i) AMC will lease, pursuant to the Leases guaranteed by AMCE, the Initial Properties which will be owned by the Company;
(ii) the Company will have options to acquire the Option Properties and related land parcels that are owned by AMC and a right of first refusal and first offer to purchase any megaplex theatre and related entertainment properties acquired or developed and owned (or ground-leased) by AMCE or its subsidiaries for a period of five years following the closing of the Offering; (iii) AMC will lease, pursuant to Leases guaranteed by AMCE, any acquired Option Property from the Company; and (iv) AMC will have a right of first refusal and first offer to acquire any Property or any interest in an entertainment or entertainment-related property acquired or developed by the Company and operated by AMC. Accordingly, the potential exists for disagreements as to the compliance with these agreements. Additionally, the possible need by the Company, from time to time, to finance, refinance or effect a sale of any of the properties operated by AMC may result in a need to modify the lease with AMC with respect to such property. Any such modification will require the consent of AMC, and the lack of consent from AMC could adversely affect the Company's ability to consummate such financings or sales. Because of the relationships described above, there exists the risk that the Company will not achieve the same results in its dealings with AMCE or from its operations that it might achieve if such relationships did not exist. Similar potential for future conflicts exist with respect to Planet Movies as a result of AMCE's participation in such joint venture or otherwise.

                           THE FORMATION TRANSACTIONS

    Prior to or simultaneously with the closing of the Offering, the Company and AMCE will engage in the Formation Transactions, which are designed to consolidate the ownership interests in the Initial Properties in the Company, to facilitate the Offering and to enable the Company to qualify as a REIT for federal income tax purposes commencing with its taxable year ending December 31, 1997. None of such transactions is expected to occur unless all such transactions occur. These transactions include the following:

    - The Company, which was formed as a Maryland real estate investment trust on August 22, 1997, will sell 13,700,000 Shares in the Offering (including 120,000 Shares to certain executive officers of the Company) for net proceeds of approximately $252.8 million after deduction of the underwriting discount and estimated offering expenses (assuming an initial public offering price of $20.00 per Share);

    - The Company will use the net proceeds of the Offering to acquire the Initial Properties from AMC for an aggregate purchase price of approximately $247.3 million payable in cash;

    - The Company will lease the Initial Properties to AMC, pursuant to the Leases, for initial terms ranging from 13 to 15 years. Each Lease may be extended upon the same terms and conditions for four five-year renewal terms each at the option of AMC. Pursuant to the Leases, the Company will grant to AMC a right of first refusal and first offer to acquire any Property or any interest in an entertainment or entertainment-related property acquired or developed by the Company and operated by AMC;

    - The Company will enter into the Option Agreements with AMCE and certain of its subsidiaries and the current owner/lessor of certain Properties pursuant to which the Company will be granted the option to acquire any or all of the Option Properties for an aggregate estimated purchase price of $136.8 million for a period of 90 days following the actual opening date of the megaplex theatre on such Option Properties. If acquired, the Option Properties will be leased to AMC pursuant to Leases on substantially the same terms and conditions as the Leases to the Initial Properties.

    - The Company will acquire a land parcel adjacent to one of the Initial Properties and will have options to acquire land parcels adjacent to three of the Option Properties, if not under contract for sale or sold at the time of the related theatre acquisition, for an aggregate purchase price of $10.4 million.

    - The Company will enter into the AMCE Right to Purchase Agreement pursuant to which AMCE will grant the Company a right of first refusal and first offer to purchase and lease back to AMC, any megaplex theatre property acquired or developed and owned (or ground-leased) by AMCE or its subsidiaries for a period of five years following the closing of the Offering. The purchase price and the initial annual rental rate for properties acquired will be determined through the right of first refusal and first offer process at the time of such acquisition and lease back;

    - The Company will enter into the $200 million Bank Credit Facility; and

    - The Company will enter into employment agreements with certain of the Company's executive officers, including Robert L. Harris, the President and Chief Development Officer of the Company, and David M. Brain, the Chief Financial Officer of the Company.

BENEFITS TO THE COMPANY AND ITS OFFICERS AND TRUSTEES

    The benefits of the Formation Transactions to the Company and its officers and trustees include:

    - The ability to access public capital markets;

    - The creation of an entity which, through its distributions to shareholders, is able to reduce or avoid the incurrence of federal income tax, allowing its shareholders to participate in real estate investments without the "double taxation" of income that generally results from an investment in a regular corporation;

    - The ability of the Company to take advantage of acquisition and development opportunities through its strong capital base;

    - The Company will enter into employment agreements with Robert L. Harris and David M. Brain providing for annual initial compensation of $225,000 and $175,000, respectively, and signing bonuses upon consummation of the Formation Transactions of $40,000 and $30,000, respectively;

    - Robert L. Harris, the President and Chief Development Officer of the Company, will purchase 80,000 Shares at the initial public offering price pursuant to the Share Purchase Program and will be granted 40,000 restricted Shares pursuant to the Restricted Share Program and options to purchase 40,000 Shares pursuant to the Share Option Program. David M. Brain, the Chief Financial Officer of the Company, will purchase 40,000 Shares at the initial public offering price pursuant to the Share Purchase Program and will be granted 20,000 restricted Shares pursuant to the Restricted Share Program and options to purchase 20,000 Shares pursuant to the Share Option Program; and

    - Each non-employee trustee (other than the Chairman of the Board of Trustees) will receive options to acquire 10,000 Shares at the initial public offering price. Such options will vest immediately upon the date of grant.

BENEFITS TO AMCE

    The benefits of the Formation Transactions to AMCE and its subsidiaries include:

    - AMC will receive approximately $247.3 million in cash in exchange for the Initial Properties it will sell to the Company.

    - In the event the Company determines to exercise the Company's option to purchase all of the Option Properties that are owned or leased by AMC, AMC could receive up to approximately $136.8 million in cash;

    - In the event AMC has not contracted to sell or sold the land parcels and the Company exercises its options to acquire such land parcels, AMC would receive up to approximately $10.4 million in cash;

    - AMCE will have the proceeds of the sale of the Initial Properties available to discharge certain indebtedness under the AMCE Credit Facility, which will become available for reborrowing; and

    - AMCE will expand its marketing opportunities through increased access to capital.

                     PRINCIPAL SHAREHOLDERS OF THE COMPANY

    The following table sets forth certain information regarding the beneficial ownership of Shares by each trustee of the Company, by each Named Executive Officer, by all trustees and officers of the Company as a group and by each person who is expected to be the beneficial owner of 5% or more of the outstanding Shares immediately following the closing of the Offering. The table assumes (i) the consummation of the Formation Transactions, and (ii) no exercise of the Underwriters' over-allotment option. Each person named in the table has sole voting and investment power with respect to all the Shares shown as beneficially owned by such person except as otherwise set forth in the notes to the table.

                                                                         PERCENTAGE OF SHARES
                                                           NUMBER OF   OUTSTANDING FOLLOWING THE
NAME OF BENEFICIAL OWNERS                                   SHARES             OFFERING
- --------------------------------------------------------  -----------  -------------------------
Peter C. Brown..........................................          --                   *%

Robert L. Harris(1).....................................     120,050               *

David M. Brain(1).......................................      60,050               *

Robert J. Druten(2).....................................      10,000               *

Scott Ward(2)...........................................      10,000               *

All executive officers and trustees as a group (5
 persons)...............................................     200,100                 1.5%

- --------------

*   Less than 1%.

(1) Includes restricted Shares that will be awarded pursuant to the Restricted Share Program.

(2) Represents options that will be granted pursuant to the Share Option Program at the initial public offering price and will vest immediately upon the date of grant.

                   RELATIONSHIP BETWEEN AMCE AND THE COMPANY
                        AFTER THE FORMATION TRANSACTIONS

    For the purpose of governing certain of the ongoing relationships between AMCE and the Company after the Formation Transactions and to provide mechanisms for an orderly transition, prior to the completion of the Formation Transactions, AMCE and the Company will have entered into the various agreements and will adopt policies as described herein. The Company believes that the agreements are fair to it and contain terms which generally are comparable to those which would have been reached in arm's-length negotiations with unaffiliated parties. Such agreements include (a) the Purchase Agreement, (b) the Option Agreements, (c) the AMCE Right to Purchase Agreement and (d) the Leases.

    PURCHASE AGREEMENT. Prior to the closing of the Offering, the Company and subsidiaries of AMCE will enter into the Purchase Agreement which provides the terms of the sale of the Initial Properties for aggregate cash consideration of approximately $247.3 million. Pursuant to the Purchase Agreement, the transfer of the Initial Properties is subject to the closing of the Offering as well as the normal and customary conditions to the closing of real estate transactions. The Purchase Agreement will contain representations and warranties by subsidiaries of AMCE concerning the Initial Properties customarily found in agreements of such types.

    OPTION AGREEMENTS. Prior to the closing of the Offering, the Company and subsidiaries of AMCE and the current owner/lessor of certain Properties will enter into the Option Agreements, pursuant to which subsidiaries of AMCE and such owner/lessor will grant the Company exclusive options to acquire any or all of the Option Properties for an aggregate estimated purchase price of $136.8 million. One of the Initial Properties and three of the Option Properties have adjacent land parcels that, if not under contract for sale or sold at the time of the related theatre acquisition, may be purchased by the Company for an aggregate purchase price of $10.4 million.

    AMCE RIGHT TO PURCHASE AGREEMENT. It is anticipated that AMCE or its subsidiaries will acquire or develop additional entertainment or entertainment-related properties in the future. The Company and AMCE will enter into the AMCE Right to Purchase Agreement whereby the Company will have a right of first refusal and first offer to purchase and lease back to AMC any megaplex theatre and related entertainment property acquired or developed and owned (or ground-leased) by AMCE and its subsidiaries for a period of five years following the closing of the Offering. The right of first refusal provides that if AMCE or any of its subsidiaries obtains an acceptable third party offer to acquire any interest in a Future AMCE Property, prior to selling any interest in such property, AMCE must first offer to sell the Future AMCE Property to the Company on the same terms and conditions contained in such third party offer. Such right of first refusal must be exercised at least 5 days prior to the date the offer by the potential third-party purchaser expires, but not less than 10 business days after AMCE notifies the Company of the terms of such potential sale. If the Company declines to purchase such Future AMCE Property on such terms and conditions, AMCE will be free to sell such Future AMCE Property for a specified period of time at a price at least equal to the price offered to the Company and on terms and conditions substantially consistent with those offered to the Company. The right of first offer provides that if AMCE or any of its subsidiaries desires to sell any interest in a Future AMCE Property, AMCE must notify the Company and the Company will have the right to make an offer to acquire such property within a specified period of time. If the Company declines to make an offer, AMCE will be free to sell such property for a specified period of time. If the Company makes an offer but AMCE declines to sell such Future AMCE Property to the Company on the terms and conditions contained in such offer, AMCE will be restricted from selling such Future AMCE Property for a specified period of time except upon terms and conditions and at a price more favorable to AMCE than those offered by the Company.

    LEASES. The Company will lease the Initial Properties to AMC pursuant to the Leases. For a detailed discussion of the terms and conditions of the Leases, see "Leases."

    POLICIES AND PROCEDURES FOR ADDRESSING CONFLICTS. After completion of the Formation Transactions, AMCE and its subsidiaries and the Company will have significant contractual and other ongoing relationships, as described above. Such ongoing relationships may present certain conflict situations where the Company and AMCE may have differing interests. See "Risk Factors--Conflicts of Interest." The Company will adopt appropriate policies and procedures to be followed by the Board of Trustees of the Company to attempt to address those conflicts. Whether or not a conflict of interest situation exists will be determined on a case-by-case basis in accordance with the policies and procedures to be developed by the Company's Board of Trustees. The Company's Bylaws provide that any transactions between the Company and any of its trustees or any other entity in which a trustee has a material financial interest is subject to the interested director transaction provision of Maryland law. See "Policies and Objectives with Respect to Certain Activities--Declaration of Trust and Bylaw Provisions."

                  DESCRIPTION OF SHARES OF BENEFICIAL INTEREST

    The following summary of the terms of the shares of beneficial interest of the Company does not purport to be complete and is subject to and qualified in its entirety by reference to the Company's Declaration of Trust and Bylaws, copies of which have been filed as exhibits to the Registration Statement of which this Prospectus forms a part.

GENERAL

    The Declaration of Trust provides that the Company may issue up to 50,000,000 Shares and 5,000,000 preferred shares of beneficial interest, $.01 par value per share ("Preferred Shares"). Upon the closing of the Offering, 13,760,100 Shares will be issued and outstanding and no Preferred Shares will be issued and outstanding. As permitted by Maryland law, the Declaration of Trust contains a provision permitting the Board of Trustees, without any action by the shareholders of the Company, to amend the Declaration of Trust to increase or decrease the aggregate number of shares of beneficial interest or the number of shares of any class of shares of beneficial interest that the Company has authority to issue. Under Maryland law, a shareholder is not personally liable for the obligations of a real estate investment trust solely as a result of his status as a shareholder. For a description of certain provisions that could have the effect of delaying, deferring or preventing a change in control, see "Risk Factors--Limitations on Size of Holdings of Shares and Change in Control" and "Certain Provisions of Maryland Law and of the Company's Declaration of Trust and Bylaws."

    The transfer agent and registrar for the Shares is          .

COMMON SHARES

    All Shares offered hereby will be duly authorized, fully paid and nonassessable. Subject to the preferential rights of any other class or series of beneficial interest and to the provisions of the Declaration of Trust regarding the restriction of the transfer of shares of beneficial interest, holders of Shares are entitled to receive dividends on such shares if, as and when authorized and declared by the Board of Trustees of the Company out of assets legally available therefor and to share ratably in the assets of the Company legally available for distribution to its shareholders in the event of its liquidation, dissolution or winding up after payment of or adequate provision for all known debts and liabilities of the Company.

    Subject to the provisions of the Declaration of Trust regarding the restriction on the transfer of shares of beneficial interest, each outstanding Share entitles the holder to one vote on all matters submitted to a vote of shareholders, including the election of trustees, and, except as provided with respect to any other class or series of shares, the holders of such Shares will possess the exclusive voting power. There is no cumulative voting in the election of trustees, which means that the holders of a majority of the outstanding Shares can elect all of the trustees then standing for election and the holders of the remaining Shares will not be able to elect any trustees.

    Holders of Shares have no preference, conversion, exchange, sinking fund, redemption or appraisal rights and have no preemptive rights to subscribe for any securities of the Company. Subject to the provisions of the Declaration of Trust regarding the restriction on transfer of shares of beneficial interest, Shares will have equal dividend, liquidation and other rights.

    Under Maryland law, a Maryland real estate investment trust generally cannot dissolve, amend its declaration of trust or merge, unless approved by the affirmative vote of shareholders holding at least two thirds of the shares entitled to vote on the matter unless a lesser percentage (but not less than a majority of all of the votes entitled to be cast on the matter) is set forth in the trust's Declaration of Trust. The Declaration of Trust of the Company provides for a majority of all votes entitled to be cast on the matter in such situations. Under Maryland law, a declaration of trust may permit the trustees by a two-thirds vote to amend the declaration of trust from time to time to qualify as a REIT under the Code or

Maryland law without the affirmative vote or written consent of the shareholders. The Company's Declaration of Trust permits such action by the Board of Trustees.

    The Declaration of Trust authorizes the Board of Trustees to reclassify any unissued Shares into other classes or series of classes of beneficial interest and to establish the number of shares in each class or series and to set the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications or terms or conditions of redemption for each such class or series.

PREFERRED SHARES

    The Board is empowered by the Declaration of Trust, without the approval of shareholders, to classify any unissued Preferred Shares and to reclassify any previously classified but unissued Preferred Shares of any series from time to time. Prior to the issuance of any such shares, the Board is required to set, subject to the provisions of the Declaration of Trust regarding the restriction on transfers of shares, the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for such shares. Upon the closing of the Offering, no Preferred Shares will be outstanding and the Company has no present plans to issue any Preferred Shares following the closing of the Offering.

POWER TO ISSUE ADDITIONAL SHARES AND PREFERRED SHARES

    The Company believes that the power of the Board of Trustees to issue additional authorized but unissued Shares or Preferred Shares and to classify or reclassify unissued Shares or Preferred Shares and thereafter to cause the Company to issue such classified or reclassified shares of beneficial interest will provide the Company with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs which might arise. The additional classes or series, as well as the Shares, will be available for issuance without further action by the Company's shareholders, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which the Company's securities may be listed or traded. Although the Board of Trustees has no intention at the present time of doing so, it could authorize the Company to issue a class or series that could, depending upon the terms of such class or series, delay, defer or prevent a transaction or a change in control of the Company that might involve a premium price for holders of Shares or otherwise be in their best interest.

RESTRICTION ON SIZE OF HOLDINGS OF SHARES

    The Company's Declaration of Trust contains certain restrictions on the number of Shares that individual shareholders may own. Generally, for the Company to qualify as a REIT under the Code, no more than 50% in value of the Company's outstanding Shares (after taking into account options to acquire Shares) may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities and constructive ownership among specified family members) during the last half of a taxable year (other than the Company's first taxable year). The Shares must also be beneficially owned (other than during the Company's first taxable year) by 100 or more persons during at least 335 days of a taxable year or during a proportionate part of a shorter taxable year. Because the Company intends to qualify as a REIT, its Declaration of Trust contains restrictions on the acquisition of the Company's Shares intended to ensure compliance with these requirements.

    Subject to certain exceptions specified in the Company's Declaration of Trust, no holder may own, or be deemed to own by virtue of the attribution provisions of the Code, more than 9.8% (the "Ownership Limit") of the number or value of the Company's issued and outstanding Shares. The Board, upon receipt of a ruling from the Internal Revenue Service ("IRS") or an opinion of counsel or other evidence satisfactory to the Board and upon such other conditions as the Board may direct, may also exempt a proposed transferee from the Ownership Limit. The proposed transferee must give written notice to the Company of the proposed transfer no later than the fifteenth day prior to any transfer which, if consummated, would result in the intended transferee owning Shares in excess of the Ownership Limit. The Board may require such opinions of counsel, affidavits, undertakings or agreements as it may deem necessary or advisable in order to determine or ensure the Company's status as a REIT. Any transfer of Shares that would (i) create a direct or indirect ownership of Shares in excess of the Ownership Limit, (ii) result in the Shares being beneficially owned by fewer than 100 persons (determined without reference to any rules of attribution) as provided in Section 856(a) of the Code or (iii) result in the Company being "closely held" within the meaning of Section 856(h) of the Code, shall be null and void ab initio, and the intended transferee will acquire no rights to the Shares. The foregoing restrictions on transferability and ownership will not apply if the Board determines, which determination must be approved by the shareholders, that it is no longer in the best interests of the Company to attempt to qualify, or to continue to qualify, as a REIT.

    Any Shares the purported transfer of which would result in a person owning Shares in excess of the Ownership Limit or cause the Company to become "closely held" under Section 856(h) of the Code that is not otherwise permitted as provided above will constitute excess shares ("Excess Shares"), which will be transferred pursuant to the Company's Declaration of Trust to a party not affiliated with the Company designated by the Company as the trustee of a trust for the exclusive benefit of an organization or organizations described in Sections 170(b)(1)(A) and 170(c) of the Code and identified by the Board as the beneficiary or beneficiaries of the trust (the "Charitable Beneficiary"), until such time as the Excess Shares are transferred to a person whose ownership will not violate the restrictions on ownership. While these Excess Shares are held in trust, distributions on such Excess Shares will be paid to the trust for the benefit of the Charitable Beneficiary and may only be voted by the trustee for the benefit of the Charitable Beneficiary. Subject to the Ownership Limit, the Excess Shares shall be transferred by the trustee at the direction of the Company to any person (if the Excess Shares would not be Excess Shares in the hands of such person). The purported transferee of the Shares that are transferred to the Excess Shares trust will thereupon receive the lesser of (i) the price paid by the purported transferee for the Excess Shares (or, if no consideration was paid, fair market value on the day of the event causing the Excess Shares to be held in trust) and (ii) the price received from the sale or other disposition of the Excess Shares held in trust. Any proceeds in excess of the amount payable to the purported transferee will be paid to the Charitable Beneficiary. In addition, such Excess Shares held in trust are subject to purchase by the Company for a 90-day period at a purchase price equal to the lesser of (i) the price paid for the Excess Shares by the purported transferee (or, if no consideration was paid, fair market value at the time of the event causing the shares to be held in trust) and (ii) the fair market value of the Excess Shares on the date the Company elects to purchase. Fair market value, for these purposes, means the last reported sales price reported on the NYSE on the trading day immediately preceding the relevant date, or if not then traded on the NYSE, the last reported sales price on the trading day immediately preceding the relevant date as reported on any exchange or quotation system over or through which the relevant class of shares may be traded, or if not then traded over or through any exchange or quotation system, then the market price on the relevant date as determined in good faith by the Board.

    From and after the purported transfer to the purported transferee of the Excess Shares, the purported transferee shall cease to be entitled to distributions (other than liquidating distributions), voting rights and other benefits with respect to the Excess Shares except the right to payment on the transfer of the Excess Shares as described above. Any distribution paid to a purported transferee on Excess Shares prior to the discovery by the Company that such Excess Shares have been transferred in violation of the provisions of the Declaration of Trust shall be repaid, upon demand, to the Company, which shall pay any such amounts to the trust for the benefit of the Charitable Beneficiary. If the foregoing transfer restrictions are determined to be void, invalid or unenforceable by any court of competent jurisdiction, then the purported transferee of any Excess Shares may be deemed, at the option of the

Company, to have acted as an agent on behalf of the Company in acquiring such Excess Shares and to hold such Excess Shares on behalf of the Company.

    All certificates representing Shares will bear a legend referring to the restrictions described above.

    All persons who own, directly or by virtue of the attribution provisions of the Code, more than 5% (or such other percentage between 1/2 of 1% and 5%, as provided in the rules and regulations promulgated under the Code) of the number or value of the Company's outstanding Shares must give a written notice containing certain information to the Company by January 31 of each year. In addition, each shareholder shall upon demand be required to disclose to the Company in writing such information with respect to the direct, indirect and constructive ownership of Shares as the Board deems reasonably necessary to comply with the provisions of the Code applicable to a REIT, to determine the Company's status as a REIT, to comply with the requirements of any taxing authority or governmental agency or to determine any such compliance.

    These ownership limitations could have the effect of delaying, deferring or preventing a change of control of the Company in which holders of some, or a majority, of the Shares might receive a premium for their Shares over the then prevailing market price or which such holders might believe to be otherwise in their best interest.

                   CERTAIN PROVISIONS OF MARYLAND LAW AND OF
                 THE COMPANY'S DECLARATION OF TRUST AND BYLAWS

    The following summary of certain provisions of Maryland law and the Company's Declaration of Trust and Bylaws does not purport to be complete and is subject to and qualified in its entirety by reference to Maryland law and to the Company's Declaration of Trust and Bylaws, copies of which have been filed as exhibits to the Registration Statement of which this Prospectus forms a part.

CLASSIFICATION AND REMOVAL OF THE TRUSTEES

    The Company's Declaration of Trust provides that the number of trustees may be increased or decreased from time to time by the vote of a majority of the Board but may not be less than three. Pursuant to the Company's Declaration of Trust, the trustees are divided into three classes. One class will hold office initially for a term expiring at the annual meeting of shareholders to be held in 1998, another class will hold office initially for a term expiring at the annual meeting of shareholders to be held in 1999 and another class will hold office initially for a term expiring at the annual meeting of shareholders to be held in 2000. As the term of each class expires, trustees in that class will be elected for a term of three years and until their successors are duly elected and qualify. The Company believes that classification of the Board will help to assure the continuity and stability of the Company's business strategies and policies as determined by the Board. Holders of Shares will have no right to cumulative voting in the election of trustees. Consequently, at each annual meeting of shareholders, the holders of a majority of the Shares will be able to elect all of the successors of the class of trustees whose terms expire at that meeting.

    The classified trustee provision could have the effect of making the removal of incumbent trustees more time-consuming and difficult, which could discourage a third party from making a tender offer or otherwise attempting to obtain control of the Company, even though such an attempt might be beneficial to the Company and its shareholders. At least two annual meetings of shareholders, instead of one, will generally be required to effect a change in a majority of the Board. Thus, the classified board provision could increase the likelihood that incumbent trustees will retain their positions.

    The Declaration of Trust provides that a trustee may be removed only for cause (as defined in the Declaration of Trust) and only by the affirmative vote of at least two-thirds of the votes entitled to be cast generally in the election of trustees. This provision, when coupled with the provision in the Bylaws authorizing the Board of Trustees to fill vacant trusteeships, precludes shareholders from removing incumbent trustees except upon the existence of cause for removal and a substantial affirmative vote and filling the vacancies created by such removal with their own nominees.

BUSINESS COMBINATIONS

    Under the MGCL, as applicable to Maryland real estate investment trusts, certain "business combinations" (including a merger, consolidation, share exchange, or, in certain circumstances, an asset transfer or issuance or reclassification of equity securities) between a Maryland real estate investment trust and any person who beneficially owns 10% or more of the voting power of the trust's shares or an affiliate of the trust who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then-outstanding voting shares of the trust (an "Interested Shareholder") or an affiliate of such an Interested Shareholder are prohibited for five years after the most recent date on which the Interested Shareholder became an Interested Shareholder. Thereafter, any such business combination must be recommended by the board of trustees of such trust and approved by the affirmative vote of at least (a) 80% of the votes entitled to be cast by holders of outstanding voting shares of the trust and (b) two-thirds of the votes entitled to be cast by holders of outstanding voting shares of the trust other than shares held by the Interested Shareholder with whom (or with whose affiliate) the business combination is to be effected, unless, among other conditions, the trust's common shareholders receive a minimum price (as defined in the MGCL) for their Shares and the consideration is received in cash or in the same form as previously paid by the Interested Shareholder for its shares. These provisions of Maryland law do not apply, however, to business combinations that are approved or exempted by the board of trustees of the trust prior to the time that the Interested Shareholder becomes an Interested Shareholder.

CONTROL SHARE ACQUISITIONS

    The MGCL, as applicable to Maryland real estate investment trusts, provides that "Control Shares" of a Maryland real estate investment trust acquired in a "Control Share acquisition" have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, excluding shares owned by the acquiror, by officers or by directors who are employees of the corporation. "Control Shares" are voting shares which, if aggregated with all other such shares previously acquired by the acquiror, or in respect of which the acquiror is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power: (i) one-fifth or more but less than one-third,
(ii) one-third or more but less than a majority, or (iii) a majority of all voting power. Control Shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained shareholder approval. A "Control Share acquisition" means the acquisition of Control Shares, subject to certain exceptions. A person who has made or proposes to make a Control Share acquisition, upon satisfaction of certain conditions (including an undertaking to pay expenses), may compel the board of trustees to call a special meeting of shareholders to be held within 50 days of demand to consider the voting rights of the shares. If no request for a meeting is made, the trust may itself present the question at any shareholders meeting.

    If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then, subject to certain conditions and limitations, the trust may redeem any or all of the Control Shares (except those for which voting rights have previously been approved) for fair value determined, without regard to the absence of voting rights for the Control Shares, as of the date of the last Control Share acquisition or of any meeting of shareholders at which the voting rights of such shares are considered and not approved. If voting rights for Control Shares are approved at a shareholders meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other shareholders may exercise appraisal rights. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid by the acquiror in the Control Share acquisition.

    The Control Share acquisition statute does not apply to shares acquired in a merger, consolidation or share exchange if the trust is a party to the transaction, or to acquisitions approved or exempted by the declaration of trust or bylaws of the trust.

AMENDMENT TO THE DECLARATION OF TRUST

    The Declaration of Trust, including its provisions on classification of the Board of Trustees and removal of trustees, may be amended only by the affirmative vote of the holders of not less than a majority of all of the votes entitled to be cast on the matter. Under Maryland law, a real estate investment trust generally cannot dissolve, amend its declaration of trust or merge, unless approved by the affirmative vote of shareholders holding at least two-thirds of the shares entitled to vote on the matter unless a lesser percentage (but not less than a majority of all of the votes entitled to be cast on the matter) is set forth in the real estate investment trust's declaration of trust. The Company's Declaration of Trust provides for approval in such situations by a majority of all of the votes entitled to be cast on the matter. Under Maryland law, a declaration of trust may permit the trustees by a two-thirds vote to amend the declaration of trust from time to time to qualify as a real estate investment trust under the Code or Maryland law without the affirmative vote or written consent of the shareholders. The Company's Declaration of Trust permits such action by the Board of Trustees.

DISSOLUTION OF THE COMPANY

    Pursuant to the Company's Declaration of Trust, the dissolution of the Company must be approved by the affirmative vote of the holders of not less than a majority of all of the votes entitled to be cast on the matter.

ADVANCE NOTICE OF TRUSTEE NOMINATIONS AND NEW BUSINESS

    For nominations or other business to be properly brought before an annual meeting of shareholders by a shareholder, the Company's Bylaws require such shareholder to deliver a notice to the Secretary, absent specified circumstances, not less than 60 days nor more than 90 days prior to the first anniversary of the preceding year's annual meeting setting forth: (i) as to each person whom the shareholder proposes to nominate for election or reelection as a trustee, all information relating to such person that is required to be disclosed in solicitations of proxies for the election of trustees, pursuant to Regulation 14A of the Exchange Act; (ii) as to any other business that the shareholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest in such business of such shareholder and of the beneficial owner, if any, on whose behalf the proposal is made; and (iii) as to the shareholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made, (x) the name and address of such shareholder as they appear on the Company's books, and of such beneficial owner and (y) the number of Shares which are owned beneficially and of record by such shareholder and such beneficial owner, if any.

ANTI-TAKEOVER EFFECT OF CERTAIN PROVISIONS OF MARYLAND LAW AND OF THE
  DECLARATION OF TRUST AND BYLAWS

    The business combination provisions and the control share acquisition provisions of the MGCL, the provisions of the Declaration of Trust on classification of the Board of Trustees and removal of trustees and the advance notice provisions of the Bylaws could delay, defer or prevent a transaction or a change in control of the Company that might involve a premium price for holders of Shares or otherwise be in their best interest.

MARYLAND ASSET REQUIREMENTS

    To maintain its qualification as a Maryland real estate investment trust, Maryland law requires that the Company hold, either directly or indirectly, at least 75% of the value of its assets in real estate assets, mortgages or mortgage-related securities, government securities, cash and cash equivalent items, including high-grade short-term securities and receivables. Maryland law also prohibits using or applying land for farming, agricultural, horticultural or similar purposes.

                        SHARES AVAILABLE FOR FUTURE SALE

    As of the date of this prospectus, the Company had 100 Shares issued and outstanding. Upon the closing of the Offering, the Company will have 13,760,100 Shares issued and outstanding and 80,000 Shares reserved pursuant to awards under the Compensation Programs prior to the consummation of the Offering. The Company has reserved an additional 1,240,000 Shares for future issuance upon exercise of awards granted under the Compensation Programs. See "Management--Compensation Programs." All of the 13,700,000 Shares to be issued or sold by the Company in the Offering, other than Shares purchased by Robert L. Harris, David M. Brain and other affiliates, will be tradeable without restriction under the Securities Act. The Shares currently issued and outstanding or reserved for issuance upon exercise of options will be eligible for sale in the future, subject to the volume resale, manner of sale and notice limitations of Rule 144 under the Securities Act.

    In general, under Rule 144, a person (or persons whose Shares are aggregated in accordance with the Rule) who has beneficially owned his or her Shares for at least one year, including any such persons who may be deemed "affiliates" of the Company (as defined in the Securities Act), would be entitled to sell within any three-month period a number of Shares that does not exceed the greater of 1% of the then outstanding number of Shares or the average weekly trading volume of the Shares during the four calendar weeks preceding each such sale. After Shares are held for two years, a person who is not deemed an "affiliate" of the Company is entitled to sell such Shares under Rule 144 without regard to the volume limitations described above. Sales of Shares by affiliates will continue to be subject to the volume limitations. As defined in Rule 144, an "affiliate" of an issuer is a person that directly or indirectly, through the use of one or more intermediaries, controls, is controlled by, or is under common control with, such issuer.

    No prediction can be made as to the effect, if any, that future sales of Shares or the availability of Shares for future sale will have on the market prices of Shares. Sales of substantial amounts of Shares (including Shares issued upon the exercise of options), or the perception that such sales could occur, could adversely affect the prevailing market price of the Shares.

    For a description of certain restrictions on transfers of Shares by the Company (and certain of its trustees and officers), see "Underwriting."

                       FEDERAL INCOME TAX CONSIDERATIONS

    The following summary of the taxation of the Company and the material federal income tax consequences to holders of the Shares is for general information only, and is not tax advice. The tax treatment of a holder of Shares will vary depending upon the holder's particular situation, and this discussion addresses only holders that hold Shares as capital assets and does not purport to deal with all aspects of taxation that may be relevant to particular holders in light of their personal investment or tax circumstances, or to certain types of holders (including dealers in securities or currencies, banks, tax-exempt organizations, life insurance companies, persons that hold Shares that are a hedge or that are hedged against currency risks or that are part of a straddle or conversion transaction) subject to special treatment under the federal income tax laws. This summary is based on the Code, its legislative history, existing and proposed regulations thereunder, published rulings and court decisions, all as currently in effect and all subject to change at any time, perhaps with retroactive effect.

INVESTORS ARE URGED TO CONSULT WITH THEIR OWN TAX ADVISORS REGARDING THE TAX CONSEQUENCES TO THEM OF THE ACQUISITION, OWNERSHIP AND SALE OF SHARES, INCLUDING THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF SUCH ACQUISITION, OWNERSHIP AND SALE IN THEIR PARTICULAR CIRCUMSTANCES AND POTENTIAL CHANGES IN APPLICABLE LAWS.

TAXATION OF THE COMPANY AS A REIT

    GENERAL

    The Company plans to make an election to be taxed as a REIT under Sections 856 through 860 of the Code, commencing with its taxable year ending December 31, 1997. The Company believes that, commencing with such taxable year, it will be organized and will operate in such a manner as to qualify for taxation as a REIT under the Code.

    In the opinion of Sullivan & Cromwell, commencing with its taxable year ending December 31, 1997, the Company will be organized in conformity with, and its proposed method of operation will enable it to meet, the requirements for qualification and taxation as a REIT under the Code. Investors should be aware, however, that opinions of counsel are not binding upon the Internal Revenue Service or any court. In providing its opinion, Sullivan & Cromwell is relying upon representations received from the Company. The qualification and taxation of the Company as a REIT depends upon its ability to meet, through actual annual operating results, distribution levels, share ownership requirements and the various qualification tests imposed under the Code. Accordingly, while the Company intends to qualify to be treated as a REIT, no assurance can be given that the actual results of the Company's operations for any particular year will satisfy such requirements. Sullivan & Cromwell will not monitor the compliance of the Company with the requirements for REIT qualification on an ongoing basis.

    The sections of the Code applicable to REITs are highly technical and complex. Certain aspects thereof are summarized below.

    As a REIT, the Company generally will not be subject to federal corporate income taxes on its net income that is currently distributed to shareholders. This treatment substantially eliminates the "double taxation" (at the corporate and shareholder levels) that generally results from investment in a regular corporation. However, the Company will be subject to federal income tax as follows. First, the Company will be taxed at regular corporate rates on any undistributed real estate investment trust taxable income, including undistributed net capital gains. Second, under certain circumstances, the Company may be subject to the "alternative minimum tax" on its items of tax preference. Third, if the Company has (i) net income from the sale or other disposition of "foreclosure property" which is held primarily for sale to customers in the ordinary course of business or (ii) other non-qualifying income from foreclosure property, it will be subject to tax at the highest corporate rate on such income. Fourth, if the Company has net income from "prohibited transactions" (which are, in general, certain sales or other dispositions of property, other than foreclosure property, held primarily for sale to customers in the ordinary course of business), such income will be subject to a 100% tax. Fifth, if the Company should fail to satisfy the 75% gross income test or the 95% gross income test (as discussed below), but has nonetheless maintained its qualification as a REIT because certain other requirements have been met, it will be subject to a 100% tax on an amount equal to (a) the gross income attributable to the greater of the amount by which the Company fails the 75% or 95% test, multiplied by (b) a fraction intended to reflect the Company's profitability. Sixth, if the Company should fail to distribute during each calendar year at least the sum of (i) 85% of its real estate investment trust ordinary income for such year, (ii) 95% of its real estate investment trust capital gain net income for such year, and (iii) any undistributed taxable income from prior periods, the Company would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. Seventh, if the Company acquires any asset from a C corporation (i.e., generally a corporation subject to full corporate-level tax) in certain transactions in which the basis of the asset in the hands of the Company is determined by reference to the basis of the asset (or any other property) in the hands of the C corporation, and the Company recognizes gain on the disposition of such asset during the ten-year period beginning on the date on which such asset was acquired by the Company (the "Recognition Period"), then, pursuant to the Treasury regulations that have not yet been issued and to the extent of the excess of the fair market value of the asset as of the date of the Company's acquisition over the Company's adjusted basis in such asset on such date, such gain will be subject to tax at the highest regular corporate rate. The results described above with respect to assets acquired from a C corporation assume that the Company will make an election pursuant to Internal Revenue Service Notice 88-19.

    REQUIREMENTS FOR QUALIFICATION

    The Code defines a REIT as a corporation, trust or association (1) which is managed by one or more trustees or directors, (2) the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest, (3) which would otherwise be taxable as a domestic corporation, but for Sections 856 through 859 of the Code, (4) which is neither a financial institution nor an insurance company subject to certain provisions of the Code, (5) the beneficial ownership of which is held by 100 or more persons, (6) during the last half of each taxable year, not more than 50% in value of the outstanding shares of which is owned, directly or constructively, by five or fewer individuals (as defined in the Code to include certain entities) and (7) which meets certain other tests, described below, regarding the nature of its income and assets. The Code provides that conditions (1) to
(4) must be met during the entire taxable year and that condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months.

    The Company's Declaration of Trust provides for restrictions regarding the ownership and transfer of the Company's shares of beneficial interest, which restrictions are intended to assist the Company in satisfying the share ownership requirements described in (5) and (6) above. The ownership and transfer restrictions pertaining to the Shares are described under the heading "Description of Shares of Beneficial Interest--Restriction on Size of Holdings of Shares."

    INCOME TESTS. In order to maintain qualification as a REIT, the Company annually must satisfy two gross income requirements. First, at least 75% of the Company's gross income (excluding gross income from prohibited transactions) for each taxable year must be derived directly or indirectly from investments relating to real property or mortgages on real property (including "rents from real property") or from certain types of temporary investments. Second, at least 95% of the Company's gross income (excluding gross income from prohibited transactions) for each taxable year must be derived from such real property investments, dividends, interest and gain from the sale or disposition of stock or securities (or from any combination of the foregoing).

    Rents received by the Company will qualify as "rents from real property" in satisfying the gross income requirements for a REIT described above only if several conditions are met. First, the amount of rent must not be based in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the terms "rents from real property" solely by reason of being based on a fixed percentage or percentages of receipts or sales. Second, the Code provides that rents received from a tenant will not qualify as "rents from real property" in satisfying the gross income tests if the REIT, directly or under the applicable attribution rules, owns a 10% or greater interest in such tenant (a "Related Party Tenant"). The applicable attribution rules, however, are highly complex and difficult to apply, and the Company may inadvertently enter into leases with tenants who, through application of such rules, will constitute Related Party Tenants. In such event, rent paid by the Related Party Tenant will not qualify as "rents from real property," which may jeopardize the Company's status as a REIT. Third, if rent attributable to personal property leased in connection with a lease of real property is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as "rents from real property". Finally, for rents received to qualify as "rents from real property," the REIT generally must not operate or manage the property or furnish or render services to the tenants of such property, other than through an independent contractor from whom the REIT derives no revenue; provided, however, that the Company may directly perform certain services that are "usually or customarily rendered" in connection with the rental of space for occupancy only or are not considered "rendered to the occupant" of the property.

    Pursuant to the Leases, AMC will lease from the Company the land, buildings and improvements comprising the Properties for initial terms ranging from 13 to 15 years. The Leases will be "triple net" leases which will require AMC to pay substantially all expenses associated with the operation of the Properties, such as real estate taxes, insurance, utilities, services, maintenance and other operating expenses and any ground lease payments. During the Fixed Term and the Extended Terms of the Leases, AMC will pay Annual Base Rent which will be payable in monthly installments. Annual Base Rent will be increased each year by the Base Rent Escalation. In addition, AMC will pay Annual Percentage Rent.

    On an ongoing basis, the Company will use its best efforts: (i) not to charge rent for any property that is based in whole or in part on the income or profits of any person (except by reason of being based on a percentage of receipts or sales, as described above); (ii) not to rent any property to a Related Party Tenant (taking into account the applicable constructive ownership rules), unless the Company determines in its discretion that the rent received from such Related Party Tenant is not material and will not jeopardize the Company's status as a REIT; (iii) not to derive rental income attributable to personal property (other than personal property leased in connection with the lease of real property, the amount of which is less than 15% of the total rent received under the lease); and (iv) not to perform services considered to be rendered to the occupant of the property, other than through an independent contractor from whom the Company derives no revenue or if the provisions of such services will not jeopardize the Company's status as a REIT. Because the Code provisions applicable to REITs are complex, however, the Company may fail to meet one or more of the foregoing objectives, which failure may jeopardize the Company's status as a REIT. For a discussion of the consequences of any failure be the Company to qualify as a REIT, see "--Failure to Qualify."

    Rents under the Leases (the "Rent") will constitute "rents from real property" only if the Leases are treated as true leases for federal income tax purposes and are not treated as service contracts, joint ventures, financing arrangements or some other type of arrangement. The determination of whether the Leases are true leases depends on an analysis of all surrounding facts and circumstances. In making such a determination, courts have considered a variety of factors, including the following: (i) the intent of the parties; (ii) the form of the agreement; (iii) the degree of control over the property that is retained by the property owner (e.g., whether the lessee has substantial control over the operation of the property or whether the lessee was required simply to use its best efforts to perform its obligations under the agreement); (iv) the extent to which the property owner retains the risk of loss with respect to the operation of the property (e.g., whether the lessee bears the risk of increases in operating expenses or the risk of damage to the property); and (v) the extent to which the property owner retains the burdens and benefits of ownership of the property.

    Section 7701(e) of the Code provides that a contract that purports to be a service contract (or a partnership agreement) will be treated instead as a lease of property if the contract is properly treated as such, taking into account all relevant factors, including whether or not: (i) the service recipient is in physical possession of the property; (ii) the service recipient controls the property; (iii) the service recipient has a significant economic or possessory interest in the property (e.g., the property's use is likely to be dedicated to the service recipient for a substantial portion of the useful life of the property, the recipient shares the risk that the property will decline in value, the recipient shares in any appreciation in the value of the property, the recipient shares in savings in the property's operating costs, or the recipient bears the risk of damage to or loss of the property); (iv) the service provider does not bear any risk of substantially diminished receipts or substantially increased expenditures if there is nonperformance under the contract; (v) the service provider does not use the property concurrently to provide significant services to entities unrelated to the service recipient; and (vi) the total contract price does not substantially exceed the rental value of the property for the contract period. Since the determination whether a service contract should be treated as a lease is inherently factual, the presence or absence of any single factor may not be dispositive in every case.

    The Leases should be treated as true leases for federal income tax purposes, based, in part, on the following facts: (i) the Company and AMC intend for their relationship to be that of a lessor and lessee and such relationship will be documented by lease agreements; (ii) AMC will have the right to exclusive possession and use and quiet enjoyment of the Properties during the term of the Leases; (iii) AMC will bear the cost of, and be responsible for, day-to-day maintenance and repair of the Properties, and will dictate how the Properties are operated, maintained, and improved; (iv) AMC will bear all of the costs and expenses of operating the Properties during the terms of the Leases; (v) AMC will benefit from any savings in the costs of operating the Properties during the terms of the Leases; (vi) AMC will generally indemnify the Company against all liabilities imposed on the Company during the term of the Leases by reason of (a) injury to persons or damage to property occurring at the Properties, or
(b) AMC's use, management, maintenance or repair of the Properties; (vii) AMC is obligated to pay substantial fixed rent for the period of use of the Properties;
(viii) AMC stands to incur substantial losses (or reap substantial gains) depending on how successfully it operates the Properties; (ix) the useful lives of the Properties are significantly longer than the terms of the Leases; and (x) the Company will receive the benefit of any increase in value, and will bear the risk of any decrease in value, of the Properties during the terms of the Leases.

    Investors should be aware that there are no controlling Treasury regulations, published rulings, or judicial decisions involving leases with terms substantially similar to those contained in the Leases that address whether such leases constitute true leases for federal income tax purposes. If the Leases are recharacterized as service contracts or partnership agreements, rather than true leases, part or all of the payments that the Company receives from AMC may not be considered rent or may not otherwise satisfy the various requirements for qualification as "rents from real property." In that case, the Company likely would not be able to satisfy either the 75% or 95% gross income tests and, as a result, would lose its REIT status.

    For the Rent to constitute "rents from real property," the other requirements enumerated above also must be satisfied. One requirement is that the Rent attributable to personal property leased in connection with the lease of a property must not be greater than 15% of the total Rent received under the Leases. The Rent attributable to the personal property associated with a property is the amount that bears the same ratio to total rent for the taxable year as the average of the adjusted bases of the personal property in the property at the beginning and at the end of the taxable year bears to the average of the aggregate adjusted bases of both the real and personal property comprising the property at the beginning and at the end of such taxable year (the "Adjusted Basis Ratio"). The Company will not lease any personal property to AMC pursuant to the Leases. The Adjusted Basis Ratio with respect to each Lease is anticipated to be less than 15%. Accordingly, Rent received by the Company should satisfy this requirement.

    A second requirement for qualification of the Rent as "rents from real property" is that the Rent must not be based in whole or in part on the income or profits of any person. The Rent paid by AMC for the Properties will be a fixed amount (as adjusted based in part on the gross revenues of each Property) and will not be based in whole or in part on the net income of any person with respect to the Properties. Thus, the Rent should also satisfy this requirement.

    A third requirement for qualification of the Rent as "rents from real property" is that the Company must not own, directly or constructively, 10% or more of AMC or any other tenant of the Properties. The constructive ownership rules generally provide that if 10% or more in value of the shares of the Company are owned, directly or indirectly, by or for any person, the Company is considered as owning the shares owned, directly or indirectly, by or for such person. The Declaration of Trust provides that no person may own, directly or constructively, more than 9.8% of the Company. See "Description of Shares of Beneficial Interest--Restriction on Size of Holding of Shares." Assuming the Declaration of Trust is complied with, neither AMC nor any other person should ever own, directly or constructively, 10% or more of the Company, and thus the constructive ownership rules should not be triggered.

    A fourth requirement for qualification of the Rent as "rents from real property" is that the Company cannot furnish or render noncustomary services to the tenants of its properties, or manage or operate such properties, other than through an independent contractor who is adequately compensated and from whom the Company itself does not derive or receive any income. Provided that the Leases are respected as true leases, the Company should satisfy this requirement with respect to the Rent because it will not be performing for AMC any services other than customary services. As described above, however, if the Leases are recharacterized as service contracts or partnership agreements, the Rent likely would be disqualified as "rents from real property" because the Company would be considered to furnish or render services to the occupants of the properties and to manage or operate the properties other than through an independent contractor from whom the Company derives or receives no income. If the Company provides services to a tenant that are other than those usually or customarily provided in connection with the rental of space for occupancy only, amounts received by the Company for such services will not be treated as "rents from real property" for purposes of the REIT gross income tests but will not cause other amounts received with respect to the property to fail to be treated as "rents from real property" unless the amounts received in respect of such services, together with amounts received for certain management services, exceeds 1% of all amounts received or accrued by the Company during the taxable year with respect to such property. Under the literal wording of Section 856 of the Code, if the 1% threshold is exceeded, then all amounts received or accrued by the Company with respect to the property will not qualify as "rents from real property," even if the impermissible services are provided to some, but not all, of the tenants of the property.

    Based on the foregoing, the Rent should qualify as "rents from real property" for purposes of the 75% and 95% gross income tests. As described above, however, there can be no complete assurance that the Service will not assert successfully a contrary position and, therefore, prevent the Company from qualifying as a REIT.

    If the Company fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, it may nevertheless qualify as a REIT for such year if it is entitled to relief under certain provisions of the Code. These relief provisions will generally be available if the Company's failure to meet such tests was due to reasonable cause and not due to willful neglect, the Company attaches a schedule of the sources of its income to its federal income tax return, and any incorrect information on the schedule was not due to fraud with intent to evade tax. It is not possible, however, to state whether in all circumstances the Company would be entitled to the benefit of these relief provisions. As discussed above under "--General," even if these relief provisions apply, a tax would be imposed with respect to the excess income.

    OTHER ISSUES. Because the majority of the Properties will be acquired from, and all will be leased to AMC, the Service could assert that the Company realized prepaid rental income in the year of purchase to the extent that the value of such Properties exceeds the purchase price paid by the Company for such Properties. In litigated cases involving sale-leasebacks which have considered this issue, courts generally have concluded that buyers have realized prepaid rent where both parties acknowledged that the purported purchase price for the property was substantially less than the fair market value, and the proposed rents were substantially less than the fair market rentals. Because of the lack of clear precedent and the inherently factual nature of the inquiry, no assurances can be given that the Internal Revenue Service could not successfully assert the existence of prepaid rental income in such circumstances. The value of property and the fair market rent for properties involved in sale-leasebacks are inherently factual matters and always subject to challenge. The Company believes that the purchase price paid for the Properties is approximately equal to the fair market value of the Properties.

    Additionally, Section 467 of the Code (concerning leases with increasing rents) may apply to these Leases because they provide for rents that increase from one period to the next. Section 467 provides that in the case of a so-called "disqualified leaseback agreement," rental income must be accrued at a constant rate. If such constant rate accrual is required, the Company would recognize rental income in excess of cash rents and, as a result, may fail to meet the 95% dividend distribution requirement. "Disqualified leaseback agreements" include leaseback transactions where a principal purpose of providing increasing rent under the agreement is the avoidance of federal income tax. The Company and AMC have represented that the principal purpose of rent increases under the Leases is not the avoidance of federal income taxes. Furthermore, under Treasury regulations, tax avoidance is not considered a principal purpose where the lessee is required to pay third party costs, such as insurance, maintenance and taxes, or where rent is adjusted based on reasonable price indices. Accordingly, the Company believes that the Leases will not be subject to rent leveling under Code Section 467. It should be noted, however, that leases involved in sale-leaseback transactions are subject to special scrutiny under this provision of the Code.

    ASSET TESTS. The Company, at the close of each quarter of its taxable year, must also satisfy three tests relating to the nature of its assets. First, at least 75% of the value of the Company's total assets must be represented by real estate assets (including (i) real estate assets held by the Company's qualified REIT subsidiaries and the Company's allocable share of real estate assets held by partnerships in which the Company owns an interest, (ii) for a period of one year from the date of the Company's receipt of proceeds of an offering of its shares of beneficial interest or long-term (at least five years) debt, stock or debt instruments purchased with such proceeds and (iii) stock issued by another
REIT), cash, cash items and government securities. Second, not more than 25% of the Company's total assets may be represented by securities other than those in the 75% asset class. Third, of the investments included in the 25% asset class, the value of any one issuer's securities (other than securities issued by another REIT) owned by the Company may not exceed 5% of the value of the Company's total assets and the Company may not own more than 10% of any one issuer's outstanding voting securities.

    ANNUAL DISTRIBUTION REQUIREMENTS. The Company, in order to qualify as a REIT, is required to distribute dividends (other than capital gain dividends) to its shareholders in an amount at least equal to (A) the sum of (i) 95% of the Company's "real estate investment trust taxable income" (computed without regard to the dividends paid deduction and the Company's net capital gain) and (ii) 95% of the net income (after tax), if any, from foreclosure property minus (B) the sum of certain items of non-cash income. In addition, if the Company disposes of any asset acquired from a C corporation in a carryover basis transaction during its Recognition Period, the Company will be required, pursuant to Treasury regulations which have not yet been promulgated, to distribute at least 95% of the built-in gain (after tax), if any, recognized on the disposition of such asset. Such distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before the Company timely files its tax return for such year and if paid on or before the first regular dividend payment after such declaration. To the extent that the Company does not distribute all of its net capital gain or distributes at least 95%, but less than 100%, of its "real estate investment trust taxable income," as adjusted, it will be subject to tax thereon at regular ordinary and capital gain corporate tax rates. Furthermore, if the Company should fail to distribute during each calendar year at least the sum of (i) 85% of its ordinary income for such year,
(ii) 95% of its capital gain net income for such year, and (iii) any undistributed taxable income from prior periods, the Company would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. The Company intends to satisfy the annual distribution requirements.

    It is possible that the Company, from time to time, may not have sufficient cash or other liquid assets to meet the 95% distribution requirement due to timing differences between (i) the actual receipt of income and actual payment of deductible expenses and (ii) the inclusion of such income and deduction of such expenses in arriving at taxable income of the Company. In the event that such timing differences occur, in order to meet the 95% distribution requirement, the Company may find it necessary to arrange for short-term, or possibly long-term, borrowings or to pay dividends in the form of taxable share dividends.

    Under certain circumstances, the Company may be able to rectify a failure to meet the distribution requirement for a year by paying "deficiency dividends" to shareholders in a later year, which may be included in the Company's deduction for dividends paid for the earlier year. Thus, the Company may be able to avoid being taxed on amounts distributed as deficiency dividends; however, the Company will be required to pay interest based upon the amount of any deduction taken for deficiency dividends.

    FAILURE TO QUALIFY

    If the Company fails to qualify for taxation as a REIT in any taxable year, and the relief provisions do not apply, the Company will be subject to tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. Distributions to shareholders in any year in which the Company fails to qualify will not be deductible by the Company nor will they be required to be made. In such event, to the extent of current and accumulated earnings and profits, all distributions to shareholders will be taxable as ordinary income and, subject to certain limitations of the Code, corporate distributees may be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, the Company will also be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost. It is not possible to state whether in all circumstances the Company would be entitled to such statutory relief.

TAXATION OF HOLDERS OF SHARES

    U.S. SHAREHOLDERS

    As used herein, the term "U.S. Shareholder" means a holder of Shares who (for United States federal income tax purposes) is (i) a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof, or (iii) an estate or trust the income of which is subject to United States federal income taxation regardless of its source.

    As long as the Company qualifies as a REIT, distributions made by the Company out of its current or accumulated earnings and profits (and not designated as capital gain dividends) will constitute dividends taxable to its taxable U.S. Shareholders as ordinary income. Such distributions will not be eligible for the dividends-received deduction in the case of U.S. Shareholders that are corporations. Distributions made by the Company that are properly designated by the Company as capital gain dividends will be taxable to U.S. Shareholders as gain from the sale and exchange of a capital asset held for more than one year (to the extent that they do not exceed the Company's actual net capital gain for the taxable year) without regard to the period for which a U.S. Shareholder has held his shares. U.S. Shareholders that are corporations may, however, be required to treat up to 20% of certain capital gain dividends as ordinary income.

    To the extent that the Company makes distributions (not designated as capital gain dividends) in excess of its current and accumulated earnings and profits, such distributions will be treated first as a tax-free return of capital to each U.S. Shareholder, reducing the adjusted basis which such U.S. Shareholder has in his Shares for tax purposes by the amount of such distribution (but not below zero), with distributions in excess of a U.S. Shareholder's adjusted basis in his shares taxable as capital gains (provided that the Shares have been held as a capital asset). Dividends authorized by the Company in October, November or December of any year and payable to a shareholder of record on a specified date in any such month shall be treated as both paid by the Company and received by the shareholder on December 31 of such year, provided that the dividend is actually paid by the Company on or before January 31 of the following calendar year. Shareholders may not include in their own income tax returns any net operating losses or capital losses of the Company.

    Distributions made by the Company and gain arising from the sale or exchange by a U.S. Shareholder of Shares will not be treated as passive activity income, and, as a result, U.S. Shareholders generally will not be able to apply any "passive losses" against such income or gain.

    Upon any sale or other disposition of Shares, a U.S. Shareholder will recognize gain or loss for federal income tax purposes in an amount equal to the difference between (i) the amount of cash and the fair market value of any property received on such sale or other disposition, and (ii) the holder's adjusted basis in the Shares for tax purposes. Such gain or loss will be capital gain or loss if the Shares have been held by the U.S. Shareholder as a capital asset. Long-term capital gain of an individual U.S. Shareholder is generally subject to a maximum tax rate of 28% in respect of property held for more than one year and the maximum rate is reduced to 20% in the case of property held in excess of 18 months. In general, any loss recognized by a U.S. Shareholder upon the sale or other disposition of shares of the Company that have been held for six months or less (after applying certain holding period rules) will be treated as a long-term capital loss, to the extent of distributions received by such U.S. Shareholder from the Company which were required to be treated as long-term capital gains.

    U.S. Shareholders holding Shares at the close of the Company's taxable year will be required to include, in computing their long-term capital gains for the taxable year in which the last day of the Company's taxable year falls, such amount as the Company may designate in a written notice mailed to its shareholders. The Company may not designate amounts in excess of the Company's undistributed net capital gain for the taxable year. Each U.S. Shareholder required to include such a designated amount in determining such shareholder's long-term capital gains will be deemed to have paid, in the taxable year of the inclusion, the tax paid by the Company in respect of such undistributed net capital gains. U.S. Shareholders subject to these rules will be allowed a credit or a refund, as the case may be, for the tax deemed to have been paid by such shareholders. U.S. Shareholders will increase their basis in their Shares by the difference between the amount of such includible gains and the tax deemed paid by the shareholder in respect of such gains.

    BACKUP WITHHOLDING. The Company will report to its U.S. Shareholders and the IRS the amount of dividends paid during each calendar year, and the amount of tax withheld, if any. Under the backup withholding rules, a shareholder may be subject to backup withholding at the rate of 31% with respect to dividends paid unless such holder (a) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or (b) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A U.S. Shareholder that does not provide the Company with his correct taxpayer identification number may also be subject to penalties imposed by the IRS. Any amount paid as backup withholding will be creditable against the shareholder's income tax liability. In addition, the Company may be required to withhold a portion of capital gain distributions to any shareholders who fail to certify their non-foreign status to the Company.

    TAXATION OF TAX-EXEMPT SHAREHOLDERS. The IRS has ruled that amounts distributed as dividends by a REIT generally do not constitute unrelated business taxable income ("UBTI") when received by a tax-exempt entity. Based on that ruling, provided that a tax-exempt shareholder (except certain tax-exempt shareholders described below) has not held its Shares as "debt financed property" within the meaning of the Code and such Shares are not otherwise used in a trade or business, the dividend income from Shares will not be UBTI to a tax-exempt shareholder. Similarly, income from the sale of Shares will not constitute UBTI unless such tax-exempt shareholder has held such Shares as "debt financed property" within the meaning of the Code or has used the Shares in a trade or business.

    For tax-exempt shareholders that are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans exempt from federal income taxation under Sections 501(c)(7), (c)(9), (c)(17), and (c)(20) of the Code, respectively, income from an investment in the Company's Shares will constitute UBTI unless the organization is able to properly deduct amounts set aside or placed in reserve for certain purposes so as to offset the income generated by its Shares. Such prospective investors should consult their own tax advisors concerning these "set aside" and reserve requirements.

    Notwithstanding the foregoing, however, a portion of the dividends paid by a "pension-held REIT" will be treated as UBTI to any trust which (i) is described in Section 401(a) of the Code, (ii) is tax-exempt under Section 501(a) of the Code, and (iii) holds more than 10% (by value) of the equity interests in the REIT. Tax-exempt pension, profit-sharing and stock bonus funds that are described in Section 401(a) of the Code are referred to below as "qualified trusts."

    A REIT is a "pension-held REIT" if (i) it would not have qualified as a REIT but for the fact that Section 856(h)(3) of the Code provides that stock owned by qualified trusts shall be treated, for purposes of the "not closely held" requirement, as owned by the beneficiaries of the trust (rather than by the trust itself) and (ii) either (A) at least one qualified trust holds more than 25% (by value) of the interests in the REIT or (B) one or more qualified trusts, each of which owns more than 10% (by value) of the interests in the REIT, hold in the aggregate more than 50% (by value) of the interests in the REIT. The percentage of any REIT dividend treated as UBTI is equal to the ratio of (i) the gross income (less direct expenses related thereto) of the REIT from unrelated trades or businesses (determined as though the REIT were a qualified trust) to
(ii) the total gross income (less direct expenses related thereto) of the REIT. A DE MINIMIS exception applies where this percentage is less than 5% for any year. The Company does not expect to be classified as a "pension-held REIT".

    Tax-exempt entities will be subject to the rules described above, under the heading "--U.S. Shareholders" concerning the inclusion of the Company's designated undistributed net capital gains in the income of its shareholders. Thus, such entities will, after satisfying filing requirements, be allowed a credit or refund of the tax deemed paid by such entities in respect of such includible gains.

    NON-U.S. SHAREHOLDERS

    The rules governing U.S. federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships and other foreign shareholders (collectively, "Non-U.S. Shareholders") are complex and no attempt will be made herein to provide more than a limited summary of such rules. Prospective Non-U.S. Shareholders should consult with their own tax advisors to determine the impact of U.S. federal, state and local income tax laws with regard to an investment in Shares, including any reporting requirements.

    ORDINARY DIVIDENDS. Distributions, other than distributions that are treated as attributable to gain from sales or exchanges by the Company of U.S. real property interests (discussed below) and other than distributions designated by the Company as capital gain dividends, will be treated as ordinary income to the extent that they are made out of current or accumulated earnings and profits of the Company. Such distributions to Non-U.S. Shareholders will ordinarily be subject to a withholding tax equal to 30% of the gross amount of the distribution, unless an applicable tax treaty reduces that tax. However, if income from the investment in the Shares is treated as effectively connected with the Non-U.S. Shareholder's conduct of a U.S. trade or business, the Non-U.S. Shareholder generally will be subject to tax at graduated rates in the same manner as U.S. shareholders are taxed with respect to such dividends (and may also be subject to the 30% branch profits tax if the shareholder is a foreign corporation). The Company expects to withhold U.S. tax at the rate of 30% on the gross amount of any dividends, other than dividends treated as attributable to gain from sales or exchanges of U.S. real property interests and capital gain dividends, paid to a Non-U.S. Shareholder, unless (i) a lower treaty rate applies and the required form evidencing eligibility for that reduced rate is filed with the Company or the appropriate withholding agent or (ii) the Non-U.S. Shareholder files an IRS Form 4224 (or a successor form) with the Company or the appropriate withholding agent claiming that the distributions are "effectively connected" income.

    Distributions to a Non-U.S. Shareholder that are designated by the Company at the time of distribution as capital gain dividends which are not attributable to or treated as attributable to the disposition by the Company of a U.S. real property interest generally will not be subject to U.S. federal income taxation, except as described below.

    RETURN OF CAPITAL. Distributions in excess of current and accumulated earnings and profits of the Company, which are not treated as attributable to the gain from disposition by the Company of a U.S. real property interest, will not be taxable to a Non-U.S. Shareholder to the extent that they do not exceed the adjusted basis of the Non-U.S. Shareholder's Shares, but rather will reduce the adjusted basis of such Shares. To the extent that such distributions exceed the adjusted basis of a Non-U.S. Shareholder's Shares, they will give rise to tax liability if the Non-U.S. Shareholder otherwise would be subject to tax on any gain from the sale or disposition of its Shares, as described below. If it cannot be determined at the time a distribution is made whether such distribution will be in excess of current and accumulated earnings and profits, the distribution will be subject to withholding at the rate applicable to dividends. However, the Non-U.S. Shareholder may seek a refund of such amounts from the IRS if it is subsequently determined that such distribution was, in fact, in excess of current and accumulated earnings and profits of the Company.

    CAPITAL GAIN DIVIDENDS. For any year in which the Company qualifies as a REIT, distributions that are attributable to gain from sales or exchanges by the Company of U.S. real property interests will be taxed to a Non-U.S. Shareholder under the provisions of the Foreign Investment in Real Property Tax Act of 1980, as amended ("FIRPTA"). Under FIRPTA, these distributions are taxed to a Non-U.S. Shareholder as if such gain were effectively connected with a U.S. business. Thus, Non-U.S. Shareholders will be taxed on such distributions at the normal capital gain rates applicable to U.S. Shareholders (subject to any applicable alternative minimum tax and special alternative minimum tax in the case of nonresident alien individuals). The Company is required by applicable Treasury regulations under FIRPTA to withhold 35% of any distribution that could be designated by the Company as a capital gain dividend. However, if the Company designates as a capital gain dividend a distribution made prior to the day the Company actually effects such designation, then (although such distribution may be taxable to a Non-U.S. Shareholder) such distribution is not subject to withholding under FIRPTA; rather, the Company must effect the 35% FIRPTA withholding from distributions made on and after the date of such designation, until the distributions so withheld equal the amount of the prior distribution designated as a capital gain dividend. The amount withheld is creditable against the Non-U.S. Shareholder's U.S. tax liability.

    SALES OF SHARES. Gain recognized by a Non-U.S. Shareholder upon a sale or exchange of Shares generally will not be taxed under FIRPTA if the Company is a "domestically controlled REIT," defined generally as a REIT in respect of which at all times during a specified testing period less than 50% in value of the stock is and was held directly or indirectly by foreign persons. It is currently anticipated that the Company will continue to be a "domestically controlled REIT," and, therefore, that the sale of Shares will not be subject to taxation under FIRPTA. However, gain not subject to FIRPTA will be taxable to a Non-U.S. Shareholder if (i) investment in the Shares is treated as "effectively connected" with the Non-U.S. Shareholder's U.S. trade or business, in which case the Non-U.S. Shareholder will be subject to the same treatment as U.S. Shareholders with respect to such gain, or (ii) the Non-U.S. Shareholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a "tax home" in the United States, or maintains an office or a fixed place of business in the United States to which the gain is attributable, in which case the nonresident alien individual will be subject to a 30% tax on the individual's capital gains. A similar rule will apply to capital gain dividends not subject to FIRPTA.

    If the Company were not a domestically-controlled REIT, a Non-U.S. Shareholder's sale of Shares would be subject to tax under FIRPTA only if the selling Non-U.S. Shareholder owned more than 5% of the class of Shares sold at any time during a specified period (generally the shorter of the period that the Non-U.S. Shareholder owned the Shares sold or the five-year period ending on the date of disposition). If the gain on the sale of Shares were to be subject to tax under FIRPTA, the Non-U.S. Shareholder would be subject to the same treatment as U.S. Shareholders with respect to such gain (subject to any applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals) and the purchaser of such Shares would be required to withhold 10% of the gross purchase price.

    TREATY BENEFITS. Pursuant to current Treasury Regulations, dividends paid to an address in a country outside the United States are generally presumed to be paid to a resident of such country for purposes of determining the applicability of withholding discussed above and the applicability of a tax treaty rate.

    Under the recently Proposed Regulations that are proposed to be effective for distributions made after December 31, 1997, however, a Non-U.S. Shareholder who wishes to claim the benefit of an applicable treaty rate would be required to satisfy applicable certification requirements. In addition, under the Proposed Regulations, in the case of Shares held by a foreign partnership, (x) the certification requirement would generally be applied to the partners in the partnership and (y) the partnership would be required to provide certain information, including a United States taxpayer identification number. The Proposed Regulations provide look-through rules in the case of tiered partnerships. It is not certain whether, or in what form, the Proposed Regulations will be adopted. Shareholders that are partnerships or entities that are similarly fiscally transparent for federal income tax purposes, and persons holding Shares through such entities, may be subject to restrictions on their ability to claim benefits under U.S. tax treaties and should consult a tax advisor.

OTHER TAX CONSEQUENCES

    The Company and its shareholders may be subject to state or local taxation in various state or local jurisdictions, including those in which it or they transact business or reside. The state and local tax treatment of the Company and its shareholders may not conform to the federal income tax consequences discussed above. Consequently, prospective shareholders are urged to consult their own tax advisors regarding the effect of state and local tax laws on an investment in the Company.

                                  UNDERWRITING

    Subject to the terms and conditions of the Underwriting Agreement, the Company has agreed to sell to each of the Underwriters named below, and each of such Underwriters, for whom Goldman, Sachs & Co., Morgan Stanley & Co. Incorporated, Salomon Brothers Inc, Furman Selz LLC and Prudential Securities Incorporated are acting as representatives, has severally agreed to purchase from the Company, the respective number of Shares set forth opposite its name below:

                                                                                       NUMBER OF
                                    UNDERWRITER                                         SHARES
- -----------------------------------------------------------------------------------  -------------
Goldman, Sachs & Co................................................................
Morgan Stanley & Co. Incorporated..................................................
Salomon Brothers Inc...............................................................
Furman Selz LLC....................................................................
Prudential Securities Incorporated.................................................
                                                                                     -------------
  Total............................................................................     13,580,000
                                                                                     -------------
                                                                                     -------------

    Under the terms and conditions of the Underwriting Agreement, the Underwriters are committed to take and pay for all of the Shares offered hereby, if any are taken.

    The Underwriters propose to offer the Shares in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus and in part to certain securities dealers at such price less a
concession of $     per Share. The Underwriters may allow, and such dealers may
reallow, a concession not in excess of $     per Share to certain brokers and
dealers. After the Shares are released for sale to the public, the offering price and other selling terms may from time to time be varied by the representatives.

    The Company has granted the Underwriters an option exercisable for 30 days after the date of this Prospectus to purchase up to an aggregate of 2,037,000 additional Shares solely to cover over-allotments, if any. If the Underwriters exercise their over-allotment option, the Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of Shares to be purchased by each of them, as shown in the foregoing table, bears to the 13,580,000 Shares offered.

    The Company and its trustees and executive officers have agreed that, during the period beginning from the date of this Prospectus and continuing to and including the date 180 days after the last closing of the Offering, they will not offer, sell, contract to sell or otherwise dispose of any Shares or securities of the Company (other than, in the case of the Company, pursuant to Compensation Programs existing on the date of this Prospectus) which are substantially similar to the Shares or which are convertible into or exchangeable for securities which are substantially similar to the Shares without the prior written consent of Goldman, Sachs & Co., except that the Company may sell Shares to the Underwriters in connection with the Offering.

    The representatives of the Underwriters have informed the Company that they do not expect sales to accounts over which the Underwriters exercise discretionary authority to exceed five percent of the total number of Shares offered by them.

    Prior to the Offering, there has been no public market for the Shares. The initial public offering price will be negotiated among the Company and the representatives. Among the factors to be considered in determining the initial public offering price of the Shares, in addition to prevailing market conditions, will be the dividend yields and price to earnings ratios of publicly traded real estate investment trusts that the Company and the representatives believe to be comparable to the Company, estimates of the business potential and earnings prospects of the Company, an assessment of the Company's management, the current state of the Company's industry and the economy as a whole.

    Application has been made to list the Shares on the NYSE under the symbol "EPR." In order to meet one of the requirements for listing the Shares on the NYSE, the Underwriters have undertaken to sell lots of 100 or more Shares to a minimum of 2,000 beneficial holders.

    In connection with the Offering, the Underwriters may purchase and sell the Shares in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the Offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the Shares; and syndicate short positions involve the sale by the Underwriters of a greater number of Shares than they are required to purchase from the Company in the offering. The Underwriters also may impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers in respect of the Shares sold in the Offering for their account may be reclaimed by the syndicate if such Shares are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Shares, which may be higher than the price that might otherwise prevail in the open market; and these activities, if commenced, may be discontinued at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.

    The Company and AMCE have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act.

    The Company will pay an advisory fee equal to 0.50% of the gross proceeds of the Offering (including any exercise of the Underwriters' over-allotment option) to Goldman, Sachs & Co. for advisory services in connection with the evaluation, analysis and structuring of the Company's formation and the Offering.

    From time to time, Goldman, Sachs & Co. and Furman Selz LLC have provided investment banking services to AMCE, including acting as lead manager in connection with the offering of Notes by AMCE and as financial advisor to the Special Committee of the AMCE Board of Directors in connection with the merger of Durwood, Inc. into AMCE, respectively.

                                    EXPERTS

    The financial statements of the Company included in this Prospectus and elsewhere in the Registration Statement of which this Prospectus forms a part have been audited by Ernst & Young LLP, independent certified public accountants, to the extent indicated in their reports thereon also appearing elsewhere herein and in the Registration Statement. Such financial statements have been included herein in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

    The financial statements of AMCE included in this Prospectus and elsewhere in the Registration Statement of which this Prospectus forms a part have been audited by Coopers & Lybrand L.L.P., independent certified public accountants, to the extent indicated in their reports thereon also appearing elsewhere herein and in the Registration Statement. Such financial statements have been included herein in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

                               VALIDITY OF SHARES

    The validity of the Shares will be passed upon for the Company by Sullivan & Cromwell, Los Angeles, California and for the Underwriters by Willkie Farr & Gallagher, New York, New York. As to certain matters of Maryland law, Sullivan & Cromwell and Willkie Farr & Gallagher will rely upon the opinion of Ballard Spahr Andrews & Ingersoll, Baltimore, Maryland.

                                    GLOSSARY

    Unless the context otherwise requires, the following capitalized terms shall have the meanings set forth below for purposes of this Prospectus:

    "ADA" means the Americans with Disabilities Act of 1990.

    "AMC" means American Multi-Cinema, Inc., a Missouri corporation and a wholly-owned subsidiary of AMCE and the Company's lessee under the Leases.

    "AMCE" means AMC Entertainment Inc., a Delaware corporation and the guarantor of AMC's obligations under the Leases.

    "AMCE Credit Facility" means AMCE's $425 million credit facility, which was amended and restated as of April 10, 1997.

    "AMCE Right to Purchase Agreement" means the right to purchase agreement between the Company and AMCE and its subsidiaries pursuant to which the Company will have a right of first refusal and first offer to purchase any megaplex theatre and related entertainment property acquired or developed and owned by AMCE or its subsidiaries for a period of five years following the closing of the Offering.

    "Annual Base Rent" means an annual base rent payable during the Fixed Term and the Extended Terms.

    "Annual Percentage Rate" means 6%.

    "Annual Percentage Rent" means percentage rent equal to the sum of 6% of Gross Receipts in excess of a baseline amount.

    "Bank Credit Facility" means the Company's proposed $200 million unsecured line of credit.

    "Base Rent Escalation" means, for any year, the increase in Annual Base Rent equal to 2% of the rent applicable to a Property for the preceding year.

    "Board" means the Company's Board of Trustees.

    "Cash Available for Distribution" means Funds from Operations minus deferred rent, capital expenditures and principal payments on indebtedness.

    "Charitable Beneficiary" means an organization or organizations described in Sections 170(b)(1)(A) and 170(c) of the Code and identified by the Board as the beneficiary or beneficiaries of the Excess Shares trust.

    "Code" means the Internal Revenue Code of 1986, as amended.

    "Commission" means the Securities and Exchange Commission.

    "Company" means Entertainment Properties Trust, a Maryland corporation formed in August 1997.

    "Control Share acquisition" means, under Maryland law, the acquisition of Control Shares, subject to certain exceptions.

    "Control Shares" means, under Maryland law, voting shares which, if aggregated with all other such shares previously acquired by the acquiror, or in respect of which the acquiror is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power: (i) one-fifth or more but less than one-third,
(ii) one-third or more but less than a majority, or (iii) a majority of all voting power.

    "Cross-Default Termination Date" means the earlier to occur of (i) the date AMCE's senior long-term debt obligations are rated, or AMCE's corporate credit rating is, investment grade by either Standard &

Poor's Corporation or Moody's Investors Service, Inc., (ii) AMC's rent payments to the Company represent less than 50% of the Company's rental income for any fiscal quarter or (iii) the expiration of the Fixed Term with respect to a Lease.

    "ETRCs" mean entertainment themed retail centers, which are generally large multi-tenant retail developments that incorporate elements such as theme retail stores and restaurants, book or music superstores, high-tech attractions, interactive game centers, live entertainment venues and other specialty retail that is oriented to entertainment or leisure-time activities.

    "Event of Default" means an event of default under the Leases.

    "Excess Shares" means Shares that would result in a person owning Shares in excess of the Ownership Limit or cause the Company to become "closely held" under Section 856(h) of the Code, unless acquired in a permitted transfer.

    "Exchange Act" means the Securities Exchange Act of 1934, as amended.

    "Extended Term" means the four additional five-year terms under the Leases.

    "FIRPTA" means the Foreign Investment in Real Property Tax Act of 1980.

    "Fixed Term" means the initial terms ranging from 13 to 15 years under the Leases.

    "Formation Transactions" means the transactions designed to consolidate the ownership interests in the Initial Properties in the Company, to facilitate the Offering and to enable the Company to qualify as a REIT for federal income tax purposes commencing with its taxable year ending December 31, 1997.

    "Funds from Operations" means net earnings (loss) (computed in accordance with GAAP), excluding significant non-recurring items, gains (or losses) from debt restructuring and sales of property, plus real estate related depreciation and amortization and after adjustments for unconsolidated partnerships and joint ventures.

    "Future AMCE Property" means any megaplex theatre or related entertainment property acquired or developed and owned (or ground-leased) by AMCE or its subsidiaries following the Formation Transactions.

    "Future Property" means any entertainment or entertainment-related property acquired or developed by the Company and operated by AMC following the Formation Transactions.

    "GAAP" means generally accepted accounting principles.

    "Gross Receipts" with respect to a Property generally means the receipts from the sale of theatre admission tickets and concessions received by AMC in or from the Properties during each lease year, with certain deductions and exceptions.

    "Initial Properties" means the twelve megaplex theatres that the Company will acquire concurrently with or within a short period following the closing of the Offering.

    "Interested Shareholder" means any person who beneficially owns 10% or more of the voting power of a Maryland real estate investment trust's shares or an affiliate of a Maryland real estate investment trust who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then-outstanding voting shares of the real estate investment trust.

    "IRS" means the Internal Revenue Service.

    "Leases" means the long-term triple net leases pursuant to which AMC will lease the Properties from the Company.

    "megaplex theatres" are theatres having at least 14 screens with predominantly stadium style seating (seating with an elevation between rows to provide unobstructed viewing).

    "MGCL" means the Maryland General Corporate Law, as amended.

    "multiplex theatres" are theatres generally without stadium-style seating and having less than 14 screens.

    "NAREIT" means the National Association of Real Estate Investment Trusts.

    "Notes" means the $200 million aggregate principal amount of 9 1/2% Senior Subordinated Notes due 2009.

    "NYSE" means the New York Stock Exchange, Inc.

    "Offering" means the offering of Shares to the public by the Company pursuant to this Prospectus.

    "Option Agreements" means agreements between the Company and AMC and one of its subsidiaries and the current owner/lessor of certain properties pursuant to which the Company will have exclusive options to acquire any or all of the Option Properties.

    "Option Properties" means megaplex theatres, currently under construction by AMC, that the Company will have the right to acquire and lease to AMC pursuant to the Option Agreements.

    "Ownership Limit" means 9.8% of the number or value of the Company's issued and outstanding shares.

    "Planet Movies" means the joint venture between AMCE and Planet Hollywood International, Inc.

    "Preferred Shares" means preferred shares of beneficial interest, par value $.01 per share, of the Company.

    "Properties" means the Initial Properties and the Option Properties.

    "Purchase Agreement" means an agreement of sale and purchase between the Company and AMC and one of its subsidiaries which provides the terms of the sale of the Initial Properties.

    "Recognition Period" means the 10-year period beginning on the day the Company acquires assets from a C corporation in certain transactions.

    "REIT" means a real estate investment trust as defined under the Code.

    "SDDS-TM-" and "SONY Dynamic Digital Sound-TM-" are trademarks of Sony Incorporated.

    "Securities Act" means the Securities Act of 1933, as amended.

    "Shares" means the common shares of beneficial interest, par value $.01 per share, of the Company.

    "Treasury" means the United States Treasury Department.

    "UBTI" means unrelated business taxable income as defined under the Code.

    "Underwriting Agreement" means the Underwriting Agreement between the Company and the Underwriters.

    "Underwriters" means the Underwriters named in this Prospectus.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                          PAGE
                                                                                       -----------
THE COMPANY
PRO FORMA FINANCIAL STATEMENTS:
Condensed Pro Forma Financial Statements.............................................         F-2
Condensed Pro Forma Statement of Operations for the six months ended June 30, 1997...         F-3
Condensed Pro Forma Statement of Operations for the year ended December 31, 1996.....         F-4
Condensed Pro Forma Balance Sheet as of June 30, 1997................................         F-5
Notes to Condensed Pro Forma Financial Statements....................................         F-6
AUDITED FINANCIAL STATEMENTS:
Report of Independent Auditors.......................................................         F-7
Balance Sheet as of August 29, 1997..................................................         F-8
Notes to Balance Sheet...............................................................         F-9

AMC ENTERTAINMENT INC.
PRO FORMA FINANCIAL STATEMENTS:
Condensed Pro Forma Financial Statements.............................................        F-10
Condensed Pro Forma Consolidated Statement of Operations for the thirteen weeks ended
  July 3, 1997.......................................................................        F-11
Condensed Pro Forma Consolidated Statement of Operations for the year (53 weeks)
  ended April 3, 1997................................................................        F-12
Condensed Pro Forma Consolidated Balance Sheet as of July 3, 1997....................        F-13
Notes to Condensed Pro Forma Financial Statements....................................        F-14
UNAUDITED FINANCIAL STATEMENTS:
Consolidated Statements of Operations for the thirteen weeks ended July 3, 1997 and
  June 27, 1996......................................................................        F-15
Consolidated Balance Sheets as of July 3, 1997 and April 3, 1997.....................        F-16
Consolidated Statements of Cash Flows for the thirteen weeks ended July 3, 1997 and
  June 27, 1996......................................................................        F-17
Notes to Consolidated Financial Statements...........................................        F-18
AUDITED FINANCIAL STATEMENTS:
Report of Independent Accountants....................................................        F-21
Consolidated Statements of Operations for the year (53 weeks) ended April 3, 1997 and
  the years (52 weeks) ended March 28, 1996 and March 30, 1995.......................        F-22
Consolidated Balance Sheets as of April 3, 1997 and March 28, 1996...................        F-23
Consolidated Statements of Cash Flows for the year (53 weeks) ended April 3, 1997 and
  the years (52 weeks) ended March 28, 1996 and March 30, 1995.......................        F-24
Consolidated Statements of Stockholders Equity for the year (53 weeks) ended April 3,
  1997 and the years (52 weeks) ended March 28, 1996 and March 30, 1995..............        F-26
Notes to Consolidated Financial Statements...........................................        F-27

                         ENTERTAINMENT PROPERTIES TRUST

                    CONDENSED PRO FORMA FINANCIAL STATEMENTS

                                  (UNAUDITED)

    The following unaudited Condensed Pro Forma Statements of Operations and Balance Sheet have been prepared giving effect to the Formation Transactions. The Condensed Pro Forma Statements of Operations for the six months ended June 30, 1997 and the year ended December 31, 1996 assume that the Formation Transactions occurred on January 1, 1996. The Condensed Pro Forma Balance Sheet assumes that the Formation Transactions occurred on June 30, 1997.

    The unaudited Condensed Pro Forma Financial Statements do not purport to represent the Company's financial position or results of operations had the Formation Transactions in fact occurred on such dates. In addition, the unaudited Condensed Pro Forma Financial Statements are not intended to be indicative of the Company's future financial position or results of operations.

    The unaudited Condensed Pro Forma Financial Statements should be read in conjunction with the Company's historical financial statements and "The Company's Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere herein.

                         ENTERTAINMENT PROPERTIES TRUST

            CONDENSED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

                         SIX MONTHS ENDED JUNE 30, 1997

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                  (UNAUDITED)

                                                                      PRO FORMA
                                                          ACTUAL     ADJUSTMENTS    PRO FORMA
                                                         ---------  -------------  -----------
Rental income..........................................  $  --        $  14,814(1)  $  14,814
General and administrative expenses....................     --            1,105(2)      1,105
Depreciation...........................................     --            2,677(3)      2,677
                                                         ---------  -------------  -----------
  Operating income.....................................     --           11,032        11,032
Interest expense, net..................................     --              332(4)        332
                                                         ---------  -------------  -----------
Net earnings...........................................  $  --        $  10,700     $  10,700
                                                         ---------  -------------  -----------
                                                         ---------  -------------  -----------
Net earnings per share.................................  $  --                      $    0.78
                                                         ---------                 -----------
                                                         ---------                 -----------
Weighted average number of shares outstanding:.........     --                         13,760
                                                         ---------                 -----------
                                                         ---------                 -----------

             See Notes to Condensed Pro Forma Financial Statements.

                         ENTERTAINMENT PROPERTIES TRUST

            CONDENSED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

                          YEAR ENDED DECEMBER 31, 1996

                    (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
                                  (UNAUDITED)

                                                                      PRO FORMA
                                                        ACTUAL(1)    ADJUSTMENTS    PRO FORMA
                                                       -----------  -------------  -----------
Rental income........................................   $  --         $  29,628(1)  $  29,628
General and administrative expenses..................      --             2,209(2)      2,209
Depreciation.........................................      --             5,354(3)      5,354
                                                       -----------  -------------  -----------
  Operating income...................................      --            22,065        22,065
Interest expense, net................................      --               664(4)        664
                                                       -----------  -------------  -----------
Net earnings.........................................   $  --         $  21,401     $  21,401
                                                       -----------  -------------  -----------
                                                       -----------  -------------  -----------
Net earnings per share...............................   $  --                       $    1.56
                                                       -----------                 -----------
                                                       -----------                 -----------
Weighted average number of shares outstanding:.......      --                          13,760
                                                       -----------                 -----------
                                                       -----------                 -----------

             See Notes to Condensed Pro Forma Financial Statements.

                         ENTERTAINMENT PROPERTIES TRUST

                 CONDENSED PRO FORMA CONSOLIDATED BALANCE SHEET
                                 JUNE 30, 1997

                                 (IN THOUSANDS)
                                  (UNAUDITED)

                                                                      PRO FORMA
                                                         ACTUAL(5)   ADJUSTMENTS   PRO FORMA
                                                         ---------   -----------   ---------
                                           ASSETS
Cash...................................................    $  2       $    964(6)  $    966
Real estate owned, at cost.............................    --          248,356(7)   248,356
Intangible assets, net.................................    --            1,000(8)     1,000
Other long-term assets.................................    --              100(9)       100
                                                         ---------   -----------   ---------
  Total assets.........................................    $  2       $250,420     $250,422
                                                         ---------   -----------   ---------
                                                         ---------   -----------   ---------

                            LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities....................................    $--        $ --         $  --
Long-term debt.........................................    --           --            --
Shareholders' equity:
  Common shares, $.01 par value........................    --              138(10)      138
  Additional paid-in capital...........................       2        250,282(10)  250,284
                                                         ---------   -----------   ---------
                                                           $  2       $250,420     $250,422
                                                         ---------   -----------   ---------
                                                         ---------   -----------   ---------

             See Notes to Condensed Pro Forma Financial Statements

                         ENTERTAINMENT PROPERTIES TRUST

               NOTES TO CONDENSED PRO FORMA FINANCIAL STATEMENTS

                                  (UNAUDITED)

 (1) Represents rental income from AMC recorded in accordance with the terms of the Leases as if all Initial Properties had been in operation for the entire period. The Company will lease the Initial Properties to AMC under operating leases guaranteed by AMCE.

 (2) Represents management's estimates of general and administrative expenses, including compensation.

 (3) Represents depreciation of the Initial Properties over a 40-year period.

 (4) Represents estimated Bank Credit Facility fees and amortization and interest income on pro forma cash.

 (5) The amounts presented hereunder were taken from the Company's August 29, 1997 Consolidated Balance Sheet.

 (6) Represents the estimated remaining net proceeds of the Offering after the Formation Transactions.

 (7) Represents the net book value of the Initial Properties and the one related land parcel as of June 30, 1997.

 (8) Represents capitalized financing fees in connection with the Bank Credit Facility.

 (9) Represents furniture, fixtures, and equipment for the Company's office space.

(10) Represents the issuance of 13,700,000 Shares in the Offering at an assumed initial public offering price of $20.00 per share. The estimated costs of the Offering, including the underwriting discount, have been reflected as an offset to additional paid-in capital, as well as the purchase of 120,000 Shares by certain executive officers of the Company with loans from the Company aggregating $2.4 million pursuant to the Share Purchase Program.

                         REPORT OF INDEPENDENT AUDITORS

THE BOARD OF TRUSTEES
Entertainment Properties Trust

    We have audited the accompanying balance sheet of Entertainment Properties Trust, a Maryland real estate investment trust (the Company) , as of August 29, 1997. This balance sheet is the responsibility of the Company's management. Our responsibility is to express an opinion on the balance sheet based on our audit.

    We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

    In our opinion, the balance sheet referred to above presents fairly, in all materials respects, the financial position of Entertainment Properties Trust as of August 29, 1997, in conformity with generally accepted accounting principles.

                                          ERNST & YOUNG LLP

Kansas City, Missouri
August 29, 1997

                         ENTERTAINMENT PROPERTIES TRUST
                   (A MARYLAND REAL ESTATE INVESTMENT TRUST)
                                 BALANCE SHEET
                                AUGUST 29, 1997

                                            ASSETS
Cash...............................................................................  $   2,000

                                     SHAREHOLDERS' EQUITY
Shareholders' equity:
Common shares, $.01 par value; 1,000 shares authorized; 100 shares issued and
  outstanding......................................................................  $       1
Additional paid-in capital.........................................................      1,999
                                                                                     ---------
                                                                                     $   2,000
                                                                                     ---------
                                                                                     ---------

See accompanying notes.

                          See Notes to Balance Sheet.

                         ENTERTAINMENT PROPERTIES TRUST
                   (A MARYLAND REAL ESTATE INVESTMENT TRUST)
                             NOTES TO BALANCE SHEET
                                AUGUST 29, 1997

1. ORGANIZATION

    Entertainment Properties Trust (the "Company") was formed August 22, 1997 as a Maryland real estate investment trust. The Company has had no operations to date, but has issued 100 Common Shares to founding shareholders.

2. FEDERAL INCOME TAXES

    At the earliest possible date, the Company plans to qualify as a real estate investment trust (REIT) under the Internal Revenue Code and, accordingly, will not be subject to federal income taxes on amounts distributed to shareholders provided that it distributes at least 95% of its real estate investment trust taxable income and meets certain other requirements.

3. INTENTIONS OF THE COMPANY (UNAUDITED)

    The Company has announced its intention to sell 13,700,000 Common Shares in an initial public offering. Immediately after the closing of the Offering, the Company intends to consummate the following transactions with American Multi-Cinema, Inc. (AMC): (a) purchase of 12 megaplex theatres and a related land parcel for $248.3 million and enter into triple net leases with AMC for original fixed terms of 13 to 15 years with renewal terms for four additional five-year terms at the option of AMC, (b) execute an option agreement to purchase 5 additional megaplex theatres for an estimated $136.8 million and related land parcels for an aggregate of $10.4 million and (c) execute a right to purchase agreement to purchase additional megaplex theatres or related entertainment properties acquired or developed and owned by AMC for a period of five years following the close of the offering.

    The Company will be dependent on AMC for its initial revenues. Also, due to the nature of the business and the contractual relationships with AMC, including the operating leases, the Company's ability to be successful is dependent on a number of factors, including key personnel, continuing qualification as a REIT and continued availability of financial resources.

                    AMC ENTERTAINMENT INC. AND SUBSIDIARIES

                    CONDENSED PRO FORMA FINANCIAL STATEMENTS

                                  (UNAUDITED)

    The following unaudited Condensed Pro Forma Statements of Operations and Balance Sheet have been prepared giving effect to the Formation Transactions. The Condensed Pro Forma Statements of Operations for the thirteen-weeks ended July 3, 1997 and the year (53 weeks) ended April 3, 1997 assume that the Formation Transactions occurred on March 29, 1996. The Condensed Pro Forma Balance Sheet assumes that the Formation Transactions occurred on July 3, 1997.

    The unaudited Condensed Pro Forma Financial Statements do not purport to represent AMCE's financial position or results of operations had the Formation Transactions in fact occurred on such dates. In addition, the unaudited Condensed Pro Forma Financial Statements are not intended to be indicative of the AMCE's future financial position or results of operations.

    The unaudited Condensed Pro Forma Financial Statements should be read in conjunction with AMCE's historical financial statements and "AMCE's Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere herein.

                    AMC ENTERTAINMENT INC. AND SUBSIDIARIES

            CONDENSED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

                       THIRTEEN-WEEKS ENDED JULY 3, 1997

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                  (UNAUDITED)

                                                                       PRO FORMA
                                                         ACTUAL(1)    ADJUSTMENTS     PRO FORMA
                                                        -----------  --------------  -----------
Revenues..............................................   $ 194,462    $      --       $ 194,462
Cost of operations....................................     159,670        3,918(2)      163,588
General and administrative............................      14,755           --          14,755
Depreciation and amortization.........................      16,367         (927)(3)      15,440
                                                        -----------     -------      -----------
  Operating income....................................       3,670       (2,991)            679
Interest expense......................................       8,245       (2,086)(4)       6,159
Other income, net.....................................       1,350           --           1,350
                                                        -----------     -------      -----------
Loss before income taxes..............................      (3,225)        (905)         (4,130)
Income tax provision..................................      (1,386)        (389)(5)      (1,775)
                                                        -----------     -------      -----------
Net loss..............................................   $  (1,839)   $    (516)      $  (2,355)
                                                        -----------     -------      -----------
                                                        -----------     -------      -----------
Preferred dividends...................................       1,369                        1,369
                                                        -----------                  -----------
Net loss for common shares............................   $  (3,208)                   $  (3,724)
                                                        -----------                  -----------
                                                        -----------                  -----------
Loss per share:
  Primary.............................................   $   (0.18)                   $   (0.21)
                                                        -----------                  -----------
                                                        -----------                  -----------
  Fully diluted.......................................   $   (0.18)                   $   (0.21)
                                                        -----------                  -----------
                                                        -----------                  -----------
Weighted average number of shares outstanding:
  Primary.............................................      18,006                       18,006
                                                        -----------                  -----------
                                                        -----------                  -----------
  Fully diluted.......................................      18,006                       18,006
                                                        -----------                  -----------
                                                        -----------                  -----------

             See Notes to Condensed Pro Forma Financial Statements.

                    AMC ENTERTAINMENT INC. AND SUBSIDIARIES
            CONDENSED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
                      YEAR (53 WEEKS) ENDED APRIL 3, 1997
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                  (UNAUDITED)

                                                                       PRO FORMA
                                                         ACTUAL(1)    ADJUSTMENTS   PRO FORMA
                                                         ----------   -----------   ---------
Revenues...............................................   $749,597      $    --     $749,597
Cost of operations.....................................    580,002        8,652(2)   588,654
General and administrative.............................     56,647           --       56,647
Depreciation and amortization..........................     59,803       (2,296)(3)   57,507
                                                         ----------   -----------   ---------
  Operating income.....................................     53,145       (6,356)      46,789
Interest expense.......................................     22,022       (4,598)(4)   17,424
Other income, net......................................        772           --          772
                                                         ----------   -----------   ---------
Earnings before income taxes...........................     31,895       (1,758)      30,137
Income tax provision...................................     12,900         (710)(5)   12,190
                                                         ----------   -----------   ---------
Net earnings...........................................   $ 18,995      $(1,048)    $ 17,947
                                                         ----------   -----------   ---------
                                                         ----------   -----------   ---------
Preferred dividends....................................      5,907                     5,907
                                                         ----------                 ---------
Net earnings for common shares.........................   $ 13,088                  $ 12,040
                                                         ----------                 ---------
                                                         ----------                 ---------
Earnings per share:
  Primary..............................................   $   0.74                  $   0.68
                                                         ----------                 ---------
                                                         ----------                 ---------
  Fully diluted........................................   $   0.73                  $   0.67
                                                         ----------                 ---------
                                                         ----------                 ---------
Weighted average number of shares outstanding:
  Primary..............................................     17,726                    17,726
                                                         ----------                 ---------
                                                         ----------                 ---------
  Fully diluted........................................     17,940                    17,940
                                                         ----------                 ---------
                                                         ----------                 ---------

             See Notes to Condensed Pro Forma Financial Statements.

                    AMC ENTERTAINMENT INC. AND SUBSIDIARIES
                 CONDENSED PRO FORMA CONSOLIDATED BALANCE SHEET
                                  JULY 3, 1997
                                 (IN THOUSANDS)
                                  (UNAUDITED)

                                                                       PRO FORMA
                                                         ACTUAL(1)    ADJUSTMENTS    PRO FORMA
                                                         ----------   ------------   ---------
                                            ASSETS
Current assets.........................................   $112,978     $      --     $112,978
Property, net..........................................    624,220      (150,732)(6)  473,488
Intangible assets, net.................................     27,681            --       27,681
Other long-term assets.................................     67,850         2,877(8)    70,727
                                                         ----------   ------------   ---------
  Total assets.........................................   $832,729     $(147,855)    $684,874
                                                         ----------   ------------   ---------
                                                         ----------   ------------   ---------
                             LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities....................................   $160,602     $   2,877(8)  $163,479
Corporate borrowings...................................    404,450      (154,064)(7)  250,386
Capital lease obligations..............................     54,167            --       54,167
Other long-term liabilities............................     46,973         3,332(8)    50,305
                                                         ----------   ------------   ---------
                                                           666,192      (147,855)     518,337
Stockholders' equity...................................    166,537            --      166,537
                                                         ----------   ------------   ---------
                                                          $832,729     $(147,855)    $684,874
                                                         ----------   ------------   ---------
                                                         ----------   ------------   ---------

             See Notes to Condensed Pro Forma Financial Statements.

                    AMC ENTERTAINMENT INC. AND SUBSIDIARIES
               NOTES TO CONDENSED PRO FORMA FINANCIAL STATEMENTS
                                  (UNAUDITED)

(1) The amounts presented hereunder were taken from AMCE's July 3, 1997 and April 3, 1997 Consolidated Financial Statements.

(2) Represents rent expense of $3,981,000 and $8,767,000 for the thirteen weeks ended July 3, 1997 and the year (53 weeks) ended April 3, 1997, respectively, for the periods the completed Initial Properties were in operation, net of amortized gain of $64,000 and $215,000 for the thirteen weeks ended July 3, 1997 and the year (53 weeks) ended April 3, 1997, respectively, from the sale of the completed Initial Properties.

(3) Represents the elimination of historical depreciation on the completed Initial Properties.

(4) Represents the reduction of interest expense associated with the reduction of outstanding indebtedness under the AMCE Credit Facility with the net proceeds from the Formation Transactions.

(5) Represents the adjustment to income taxes to the expected effective tax rate of 43.0% and 40.4% for the thirteen-weeks ended July 3, 1997 and the year (53 weeks) ended April 3, 1997, respectively.

(6) Represents the net book value of the completed Initial Properties as of July 3, 1997.

(7) Represents the paydown of the AMCE Credit Facility with the net proceeds from the Formation Transactions.

(8) Represents the deferral of the gain on sale of the completed Initial Properties, net of expenses, and the related current and deferred income tax effect.

                    AMC ENTERTAINMENT INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                              THIRTEEN
                                                                            WEEKS ENDED
                                                                        --------------------
                                                                         JULY 3,   JUNE 27,
                                                                          1997       1996
                                                                        ---------  ---------
                                                                            (UNAUDITED)
Revenues
  Admissions..........................................................  $ 125,998  $ 106,285
  Concessions.........................................................     59,072     49,831
  Other...............................................................      9,392      5,811
                                                                        ---------  ---------
    Total revenues....................................................    194,462    161,927
Expenses
  Film exhibition costs...............................................     71,142     56,139
  Concession costs....................................................     10,056      8,525
  Other...............................................................     78,472     68,157
                                                                        ---------  ---------
    Total cost of operations..........................................    159,670    132,821
  General and administrative..........................................     14,755     13,025
  Depreciation and amortization.......................................     16,367     11,674
                                                                        ---------  ---------
    Total expenses....................................................    190,792    157,520
                                                                        ---------  ---------
    Operating income..................................................      3,670      4,407
  Other expense (income)
  Interest expense
    Corporate borrowings..............................................      5,899      2,335
    Capital lease obligations.........................................      2,346      2,574
  Investment income...................................................       (172)      (182)
  Gain on disposition of assets.......................................     (1,178)       (18)
                                                                        ---------  ---------
Loss before income taxes..............................................     (3,225)      (302)
Income tax provision..................................................     (1,386)      (125)
                                                                        ---------  ---------
Net loss..............................................................  $  (1,839) $    (177)
                                                                        ---------  ---------
                                                                        ---------  ---------
Preferred dividends...................................................      1,369      1,546
                                                                        ---------  ---------
Net loss for common shares............................................  $  (3,208) $  (1,723)
                                                                        ---------  ---------
                                                                        ---------  ---------
Loss per share:
  Primary.............................................................  $    (.18) $    (.10)
                                                                        ---------  ---------
                                                                        ---------  ---------
  Fully diluted.......................................................  $    (.18) $    (.10)
                                                                        ---------  ---------
                                                                        ---------  ---------

                See Notes to Consolidated Financial Statements.

                    AMC ENTERTAINMENT INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                                         JULY 3,   APRIL 3,
                                                                          1997       1997
                                                                        ---------  ---------
                                                                            (UNAUDITED)
                                           ASSETS
Current assets:
Cash and equivalents..................................................  $  24,245  $  24,715
Receivables, net of allowance for doubtful accounts of $735 as of July
  3, 1997 and $704 as of April 3, 1997................................     70,140     42,188
Other current assets..................................................     18,593     16,769
  Total current assets................................................    112,978     83,672
                                                                        ---------  ---------
Property, net.........................................................    624,220    543,058
Intangible assets, net................................................     27,681     28,679
Other long-term assets................................................     67,850     62,804
                                                                        ---------  ---------
  Total assets........................................................  $ 832,729  $ 718,213
                                                                        ---------  ---------
                                                                        ---------  ---------

                            LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable......................................................  $ 105,187  $  88,367
Accrued expenses and other liabilities................................     51,805     42,459
Current maturities of corporate borrowings and capital lease
  obligations.........................................................      3,610      3,441
                                                                        ---------  ---------
  Total current liabilities...........................................    160,602    134,267
Corporate borrowings..................................................    404,450    315,046
Capital lease obligations.............................................     54,167     55,237
Other long-term liabilities...........................................     46,973     43,651
                                                                        ---------  ---------
  Total liabilities...................................................    666,192    548,201
Stockholders' equity:
$1.75 Cumulative Convertible Preferred Stock, 66 2/3 CENTS par value;
  2,933,800 shares issued and outstanding as of July 3, 1997 and
  3,303,600 shares issued and outstanding as of April 3, 1997
  (aggregate liquidation preference of $73,345 as of July 3, 1997 and
  $82,590 as of April 3, 1997)........................................      1,956      2,202
Common Stock, 66 2/3 CENTS par value; 7,242,004 shares issued as of
  July 3, 1997 and 6,604,469 shares issued as of April 3, 1997              4,828      4,403
Convertible Class B Stock, 66 2/3 CENTS par value; 11,157,000 shares
  issued and outstanding..............................................      7,438      7,438
Additional paid-in capital............................................    107,602    107,781
Foreign currency translation adjustment...............................     (2,295)    (2,048)
Retained earnings.....................................................     47,377     50,605
                                                                        ---------  ---------
                                                                          166,906    170,381
Less--Common Stock in treasury, at cost, 20,500 shares as of July 3,
  1997 and April 3, 1997..............................................        369        369
                                                                        ---------  ---------
  Total stockholders' equity..........................................    166,537    170,012
                                                                        ---------  ---------
Total liabilities and stockholders' equity............................  $ 832,729  $ 718,213
                                                                        ---------  ---------
                                                                        ---------  ---------

                See Notes to Consolidated Financial Statements.

                    AMC ENTERTAINMENT INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                         THIRTEEN WEEKS ENDED
                                                                        ----------------------
                                                                         JULY 3,    JUNE 27,
                                                                          1997        1996
                                                                        ---------  -----------
                                                                             (UNAUDITED)
INCREASE (DECREASE) IN CASH AND EQUIVALENTS
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss............................................................  $  (1,839)  $    (177)
  Adjustments to reconcile net loss to net cash provided by operating activities:
  Depreciation and amortization.......................................     16,367      11,674
  Gain on sale of other long-term assets..............................     (1,178)        (18)
  Change in assets and liabilities:
  Receivables.........................................................     (1,040)        636
  Other current assets................................................     (1,824)        722
  Accounts payable....................................................      8,788       9,145
  Accrued expenses and other liabilities..............................     12,169      (3,623)
  Other, net..........................................................       (213)        366
                                                                        ---------  -----------
  Total adjustments...................................................     33,069      18,902
                                                                        ---------  -----------
  Net cash provided by operating activities...........................     31,230      18,725
                                                                        ---------  -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures................................................    (94,162)    (48,674)
  Net change in refundable construction advances......................    (26,912)       (881)
  Proceeds from disposition of long-term assets.......................      2,446      --
  Other, net..........................................................     (7,934)     (3,144)
                                                                        ---------  -----------
  Net cash used in investing activities...............................   (126,562)    (52,699)
                                                                        ---------  -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net borrowings under revolving credit facility......................     90,000      35,000
  Principal payments under capital lease obligations and other........       (877)       (604)
  Cash overdrafts.....................................................      8,032         535
  Proceeds from exercise of stock options.............................     --             141
  Dividends paid on preferred stock...................................     (1,389)     (1,631)
  Deferred financing costs and other..................................       (635)     --
                                                                        ---------  -----------
  Net cash provided by financing activities...........................     95,131      33,441
                                                                        ---------  -----------
  Effect of exchange rate changes on cash and equivalents.............       (269)     --
                                                                        ---------  -----------
NET DECREASE IN CASH AND EQUIVALENTS..................................       (470)       (533)
CASH AND EQUIVALENTS AT BEGINNING OF PERIOD...........................     24,715      10,795
                                                                        ---------  -----------
CASH AND EQUIVALENTS AT END OF PERIOD.................................  $  24,245   $  10,262
                                                                        ---------  -----------
                                                                        ---------  -----------
Cash paid during the period for:
  Interest (net of amounts capitalized of $1,859 and $368)............  $   4,795   $   5,093
  Income taxes paid (refunded)........................................      4,994      (3,222)

                See Notes to Consolidated Financial Statements.

                    AMC ENTERTAINMENT INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                  JULY 3, 1997

                                  (UNAUDITED)

NOTE 1--BASIS OF PRESENTATION

    AMC Entertainment Inc. ("AMCE") is a holding company which, through its direct and indirect subsidiaries, including American Multi-Cinema, Inc. ("AMC") and its subsidiaries (collectively with AMCE, unless the context otherwise requires, the "Company"), is principally involved in the operation of motion picture theatres throughout the United States and in Japan and Portugal. The Company is also involved in the business of providing on-screen advertising and other services to AMC and other theatre circuits through a wholly-owned subsidiary, National Cinema Network, Inc. ("NCN").

    Prior to fiscal 1998, NCN was consolidated with the Company as of a fiscal period end that was one month earlier than the Company' fiscal period end. Beginning in fiscal year 1998, this one-month reporting lag was eliminated and NCN results include activity for four months.

    The accompanying unaudited consolidated financial statements have been prepared in response to the requirements of Form 10-Q and should be read in conjunction with the Company's annual report on Form 10-K for the year (53 weeks) ended April 3, 1997. In the opinion of management, these interim financial statements reflect all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of the Company's financial position and results of operations. Due to the seasonal nature of the Company's business, results for the thirteen weeks ended July 3, 1997, are not necessarily indicative of the results to be expected for the fiscal year (52 weeks) ending April 2, 1998.

    The year-end consolidated balance sheet data was derived from audited financial statements, but does not include all disclosures required by generally accepted accounting principles.

    Certain amounts have been reclassified from prior period consolidated financial statements to conform with the current year presentation.

NOTE 2--EARNINGS PER SHARE

    Primary earnings per share is computed by dividing net earnings less preferred dividends by the sum of the weighted average number of common shares outstanding and outstanding stock options, when their effect is dilutive. The average shares used in the computations were 18,006,000 for the thirteen weeks ended July 3, 1997 and 16,817,000 for the thirteen weeks ended July 27, 1996. On a fully diluted basis, net earnings and shares outstanding are adjusted to assume conversion of the $1.75 Cumulative Convertible Preferred Stock, if dilutive. The average shares used in the computations were 18,006,000 for the thirteen weeks ended July 3, 1997 and 16,817,000 for the thirteen weeks ended June 27, 1996.

NOTE 3--MERGER WITH PARENT

    The Board of Directors has approved an agreement (the "Merger Agreement") providing for the merger of the Company and its principal stockholder, Durwood, Inc. ("DI"), with the Company remaining as the surviving entity (the "Merger"). The Merger has been sought by members of the Durwood family so that they may hold their interests in the Company directly instead of indirectly through DI and a related entity. In the Merger, stockholders of DI would exchange their shares of DI stock for shares of the Company's stock. Although the outstanding shares of the Company's Common Stock will increase and the outstanding shares of its Class B Stock will decrease if the Merger is effected, no aggregate increase

                    AMC ENTERTAINMENT INC. AND SUBSIDIARIES

                                  JULY 3, 1997

                                  (UNAUDITED)

NOTE 3--MERGER WITH PARENT (CONTINUED)
in total outstanding shares will occur because the shares of the Company owned by DI will be canceled and the shares of the Company held by other stockholders would not be exchanged in the Merger.

    A special meeting of the stockholders of the Company will be held on August 15, 1997. At the meeting, holders of the Company's Common Stock and Class B Stock will be asked to approve and adopt the Merger Agreement. A condition to the Merger is that the Merger Agreement receive approval of the holders of a majority of the shares of Common Stock other than DI, the Durwood family, their spouses and children and officers and directors of the Company.

    DI is primarily a holding company with no significant operations or assets other than its equity interest in the Company. The Merger will be accounted for as a corporate reorganization and the recorded balances for consolidated assets, liabilities, total stockholders' equity and results of operations of the Company will not be affected. If the Merger occurs, the Company will be responsible for paying 50% of its costs in connection with the Merger; the aggregate merger costs for both the Company and DI are estimated to be approximately $2 million. Management does not believe that the transaction will have a significant effect on the Company's financial condition, liquidity or capital resources.

                    AMC ENTERTAINMENT INC. AND SUBSIDIARIES

                       CONSOLIDATED FINANCIAL STATEMENTS
                     AND REPORT OF INDEPENDENT ACCOUNTANTS
                             YEAR (53 WEEKS) ENDED
   APRIL 3, 1997 AND YEARS (52 WEEKS) ENDED MARCH 28, 1996 AND MARCH 30, 1995

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of AMC Entertainment Inc. Kansas City, Missouri

    We have audited the accompanying consolidated balance sheets of AMC Entertainment Inc. and subsidiaries as of April 3, 1997 and March 28, 1996, and the related consolidated statements of operations, stockholders' equity and cash flows for the year (53 weeks) ended April 3, 1997 and the years (52 weeks) ended March 28, 1996 and March 30, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of AMC Entertainment Inc. and subsidiaries as of April 3, 1997 and March 28, 1996, and the consolidated results of their operations and their cash flows for the year (53 weeks) ended April 3, 1997 and the years (52 weeks) ended March 28, 1996 and March 30, 1995, in conformity with generally accepted accounting principles.

COOPERS & LYBRAND L.L.P.

Kansas City, Missouri

May 16, 1997

                    AMC ENTERTAINMENT INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                    YEAR (53 WEEKS) ENDED APRIL 3, 1997 AND
            YEARS (52 WEEKS) ENDED MARCH 28, 1996 AND MARCH 30, 1995
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                1997         1996         1995
                                                                             -----------  -----------  -----------
Revenues
  Admissions...............................................................  $   492,951  $   431,361  $   371,145
  Concessions..............................................................      225,167      196,645      169,120
  Other....................................................................       31,479       27,966       23,079
                                                                             -----------  -----------  -----------
      Total revenues.......................................................      749,597      655,972      563,344

Expenses
  Film rentals.............................................................      247,199      215,099      182,669
  Concession costs.........................................................       36,748       30,417       24,383
  Other....................................................................      296,055      245,842      225,711
                                                                             -----------  -----------  -----------
      Total cost of operations.............................................      580,002      491,358      432,763
  General and administrative...............................................       56,647       52,059       41,639
  Depreciation and amortization............................................       59,803       43,886       37,913
                                                                             -----------  -----------  -----------
      Total expenses.......................................................      696,452      587,303      512,315
                                                                             -----------  -----------  -----------
      Operating income.....................................................       53,145       68,669       51,029

Other expense (income)
  Interest expense
    Cororate borrowings....................................................       12,016       18,099       24,502
    Capital lease obligations..............................................       10,006       10,729       11,406
  Investment income........................................................         (856)      (7,052)     (10,013)
  Loss on disposition of assets............................................           84          222          156
                                                                             -----------  -----------  -----------
Earnings before income taxes and extraordinary item........................       31,895       46,671       24,978
Income tax provision.......................................................       12,900       19,300       (9,000)
                                                                             -----------  -----------  -----------
Earnings before extraordinary item.........................................       18,995       27,371       33,978
Extraordinary item -- Loss on extinguishment of debt (net of income tax
  benefit of $13,400)......................................................      --           (19,350)     --
                                                                             -----------  -----------  -----------
Net earnings...............................................................  $    18,995  $     8,021  $    33,978
                                                                             -----------  -----------  -----------
                                                                             -----------  -----------  -----------
Preferred dividends........................................................        5,907        7,000        7,000
                                                                             -----------  -----------  -----------
Net earnings for common shares.............................................  $    13,088  $     1,021  $    26,978
                                                                             -----------  -----------  -----------
                                                                             -----------  -----------  -----------
Earnings per share before extraordinary item:
  Primary..................................................................  $       .74  $      1.21  $      1.63
                                                                             -----------  -----------  -----------
                                                                             -----------  -----------  -----------
  Fully diluted............................................................  $       .73  $      1.20  $      1.45
                                                                             -----------  -----------  -----------
                                                                             -----------  -----------  -----------
Earnings per share:
  Primary..................................................................  $       .74  $       .06  $      1.63
                                                                             -----------  -----------  -----------
                                                                             -----------  -----------  -----------
  Fully diluted............................................................  $       .73  $       .06  $      1.45
                                                                             -----------  -----------  -----------
                                                                             -----------  -----------  -----------

                See Notes to Consolidated Financial Statements.

                    AMC ENTERTAINMENT INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                        APRIL 3, 1997 AND MARCH 28, 1996
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                                                             1997         1996
                                                                                          -----------  -----------
                                                      ASSETS
Current assets:
  Cash and equivalents..................................................................  $    24,715  $    10,795
  Receivables, net of allowance for doubtful accounts of $704 as of April 3, 1997 and
    $801 as of March 28, 1996...........................................................       42,188       20,503
  Other current assets..................................................................       16,769       15,179
                                                                                          -----------  -----------
    Total current assets................................................................       83,672       46,477
Property, net...........................................................................      543,058      355,485
Intangible assets, net..................................................................       28,679       36,483
Other long-term assets..................................................................       62,804       45,013
                                                                                          -----------  -----------
    Total assets........................................................................  $   718,213  $   483,458
                                                                                          -----------  -----------
                                                                                          -----------  -----------

                        LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Accounts payable......................................................................  $    88,367  $    59,353
  Accrued expenses and other liabilities................................................       42,459       43,319
  Current maturities of corporate borrowings and capital lease obligations..............        3,441        2,904
                                                                                          -----------  -----------
    Total current liabilities...........................................................      134,267      105,576
Corporate borrowings....................................................................      315,046      126,127
Capital lease obligations...............................................................       55,237       59,141
Other long-term liabilities.............................................................       43,651       33,696
                                                                                          -----------  -----------
    Total liabilities...................................................................      548,201      324,540
Commitments and contingencies
Stockholders' equity:
  $1.75 Cumulative Convertible Preferred Stock, 66 2/3 CENTS par value; 3,303,600 and
    4,000,000 shares issued and outstanding as of April 3, 1997, and March 28, 1996, respectively (aggregate liquidation preference of $82,590 and $100,000 as of April
    3, 1997 and March 28, 1996, respectively)...........................................        2,202        2,667
  Common Stock, 66 2/3 CENTS par value; 6,604,469 and 5,388,880 shares issued as of
    April 3, 1997, and March 28, 1996, respectively.....................................        4,403        3,593
  Convertible Class B Stock, 66 2/3 CENTS par value; 11,157,000 shares issued and
    outstanding.........................................................................        7,438        7,438
  Additional paid-in capital............................................................      107,781      107,986
  Foreign currency translation adjustment...............................................       (2,048)     --
  Retained earnings.....................................................................       50,605       37,603
                                                                                          -----------  -----------
                                                                                              170,381      159,287
  Less--Common Stock in treasury, at cost, 20,500 shares as of April 3, 1997 and March
    28, 1996............................................................................          369          369
                                                                                          -----------  -----------
    Total stockholders' equity..........................................................      170,012      158,918
                                                                                          -----------  -----------
    Total liabilities and stockholders' equity..........................................  $   718,213  $   483,458
                                                                                          -----------  -----------
                                                                                          -----------  -----------

                See Notes to Consolidated Financial Statements.

                    AMC ENTERTAINMENT INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

            YEAR (53 WEEKS) ENDED APRIL 3, 1997 AND YEARS (52 WEEKS)
                    ENDED MARCH 28, 1996 AND MARCH 30, 1995
                                 (IN THOUSANDS)

                                                                              1997          1996          1995
                                                                          ------------  ------------  ------------
INCREASE (DECREASE) IN CASH AND EQUIVALENTS
Cash flows from operating activities:
  Net earnings..........................................................  $     18,995  $      8,021  $     33,978
  Adjustments to reconcile net earnings to net cash provided by operating activities:
    Depreciation and amortization.......................................        59,803        43,886        37,913
    Deferred income taxes...............................................        (2,476)       (1,328)      (21,285)
    Gain on sale of available for sale investments......................       --            --             (1,407)
    Extraordinary item..................................................       --             19,350       --
    Loss on sale of long-term assets....................................            84           222           156
    Change in assets and liabilities:
      Receivables.......................................................          (609)       (1,537)          807
      Other current assets..............................................         1,578        10,167          (578)
      Accounts payable..................................................        41,486         7,458           341
      Accrued expenses and other liabilities............................        12,441         7,640        (5,763)
  Other, net............................................................         2,772         2,968           204
                                                                          ------------  ------------  ------------
        Total adjustments...............................................       115,079        88,826        10,388
                                                                          ------------  ------------  ------------
  Net cash provided by operating activities.............................       134,074        96,847        44,366
                                                                          ------------  ------------  ------------
Cash flows from investing activities:
  Capital expenditures..................................................      (253,380)     (120,796)      (56,403)
  Purchase of real estate investment....................................        (7,692)      --            --
  Acquisition of minority interest......................................        (7,400)      --            --
  Purchases of available for sale investments...........................       --           (424,134)     (314,368)
  Proceeds from maturities of available for sale investments............       --            493,278       364,374
  Proceeds from sales of available for sale investments.................       --            --             11,689
  Proceeds from disposition of long-term assets.........................        15,054         2,243            70
  Net change in refundable construction advances........................       (21,076)      (10,394)         (182)
  Other, net............................................................        (9,423)       (7,045)       (1,516)
                                                                          ------------  ------------  ------------
  Net cash provided by (used in) investing activities...................      (283,917)      (66,848)        3,664
                                                                          ------------  ------------  ------------
Cash flows from financing activities:
  Net borrowings (repayments) under revolving credit facility...........       (10,000)      120,000       --
  Proceeds from issuance of 9 1/2% Senior Subordinated Notes............       198,938       --            --
  Principal payments under capital lease obligations....................        (2,835)       (2,455)       (2,088)
  Repurchase of 11 7/8% Senior and 12 5/8% Senior Subordinated Notes....       --           (220,734)      --
  Cash overdrafts.......................................................       (11,673)       22,848       --
  Other repayments......................................................       --               (404)          (34)
  Proceeds from exercise of stock options...............................           140           878           239
  Dividends paid on preferred stock.....................................        (5,993)       (7,000)       (7,233)
  Deferred financing costs and other....................................        (4,595)       (3,570)      --
                                                                          ------------  ------------  ------------
  Net cash provided by (used in) financing activities...................       163,982       (90,437)       (9,116)
                                                                          ------------  ------------  ------------
  Effect of exchange rate changes on cash and equivalents...............          (219)      --            --
                                                                          ------------  ------------  ------------
Net increase (decrease) in cash and equivalents.........................        13,920       (60,438)       38,914
Cash and equivalents at beginning of year...............................        10,795        71,233        32,319
                                                                          ------------  ------------  ------------
Cash and equivalents at end of year.....................................  $     24,715  $     10,795  $     71,233
                                                                          ------------  ------------  ------------
                                                                          ------------  ------------  ------------

                    AMC ENTERTAINMENT INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

 YEAR (53 WEEKS) ENDED APRIL 3, 1997 AND YEARS (52 WEEKS) ENDED MARCH 28, 1996
                               AND MARCH 30, 1995

                                 (IN THOUSANDS)

Supplemental Schedule of Noncash Investing and Financing Activities:

    During 1995, capital lease obligations of $1,363 were incurred in connection with property acquired.

Supplemental Disclosures of Cash Flow Information:

                                                                                   1997       1996       1995
                                                                                 ---------  ---------  ---------
Cash paid during the period for:
  Interest (net of amounts capitalized of $3,344, $3,003 and $870).............  $  24,188  $  34,775  $  35,878
  Income taxes, net............................................................      6,285      9,787     14,822

                See Notes to Consolidated Financial Statements.

                    AMC ENTERTAINMENT INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                                                                   FOREIGN
                             PREFERRED STOCK           COMMON STOCK            CLASS B STOCK        ADDITIONAL    CURRENCY
                          ----------------------  ----------------------  ------------------------    PAID-IN    TRANSLATION
                            SHARES      AMOUNT      SHARES      AMOUNT       SHARES       AMOUNT      CAPITAL    ADJUSTMENT
                          -----------  ---------  -----------  ---------  -------------  ---------  -----------  -----------
Balance, April 1,
  1994..................    4,000,000  $   2,667    5,266,830  $   3,511     11,157,000  $   7,438  $   106,951   $  --
  Net earnings..........      --          --          --          --           --           --          --           --
  Exercise of options on
    Common Stock........      --          --           39,550         27       --           --              212      --
  Dividends declared:
    $1.75 Preferred
      Stock.............      --          --          --          --           --           --          --           --
                          -----------  ---------  -----------  ---------  -------------  ---------  -----------  -----------
Balance, March 30,
  1995..................    4,000,000      2,667    5,306,380      3,538     11,157,000      7,438      107,163      --
  Net earnings..........      --          --          --          --           --           --          --           --
  Exercise of options on
    Common Stock........      --          --           82,500         55       --           --              823      --
  Dividends declared:
    $1.75 Preferred
      Stock.............      --          --          --          --           --           --          --           --
  Acquisition of Common
    Stock in Treasury...      --          --          --          --           --           --          --           --
                          -----------  ---------  -----------  ---------  -------------  ---------  -----------  -----------
Balance, March 28,
  1996..................    4,000,000      2,667    5,388,880      3,593     11,157,000      7,438      107,986      --
  Net earnings..........      --          --          --          --           --           --          --           --
  Exercise of options on
    Common Stock........      --          --           15,000         10       --           --              130      --
  Preferred Stock
    conversions.........     (696,400)      (465)   1,200,589        800       --           --             (335)     --
  Dividends declared:
    $1.75 Preferred
      Stock.............      --          --          --          --           --           --          --           --
  Foreign currency
    translation
    adjustment..........      --          --          --          --           --           --          --           (2,048)
                          -----------  ---------  -----------  ---------  -------------  ---------  -----------  -----------
Balance, April 3,
  1997..................    3,303,600  $   2,202    6,604,469  $   4,403     11,157,000  $   7,438  $   107,781   $  (2,048)
                          -----------  ---------  -----------  ---------  -------------  ---------  -----------  -----------
                          -----------  ---------  -----------  ---------  -------------  ---------  -----------  -----------


                                        COMMON STOCK IN
                                            TREASURY             TOTAL
                          RETAINED   ----------------------  STOCKHOLDERS'
                          EARNINGS    SHARES      AMOUNT         EQUITY
                          ---------  ---------  -----------  --------------
Balance, April 1,
  1994..................  $   9,837     --       $  --        $    130,404
  Net earnings..........     33,978     --          --              33,978
  Exercise of options on
    Common Stock........     --         --          --                 239
  Dividends declared:
    $1.75 Preferred
      Stock.............     (7,233)    --          --              (7,233)
                          ---------  ---------  -----------  --------------
Balance, March 30,
  1995..................     36,582     --          --             157,388
  Net earnings..........      8,021     --          --               8,021
  Exercise of options on
    Common Stock........     --         --          --                 878
  Dividends declared:
    $1.75 Preferred
      Stock.............     (7,000)    --          --              (7,000)
  Acquisition of Common
    Stock in Treasury...     --         20,500        (369)           (369)
                          ---------  ---------  -----------  --------------
Balance, March 28,
  1996..................     37,603     20,500        (369)        158,918
  Net earnings..........     18,995     --          --              18,995
  Exercise of options on
    Common Stock........     --         --          --                 140
  Preferred Stock
    conversions.........     --         --          --             --
  Dividends declared:
    $1.75 Preferred
      Stock.............     (5,993)    --          --              (5,993)
  Foreign currency
    translation
    adjustment..........     --         --          --              (2,048)
                          ---------  ---------  -----------  --------------
Balance, April 3,
  1997..................  $  50,605     20,500   $    (369)   $    170,012
                          ---------  ---------  -----------  --------------
                          ---------  ---------  -----------  --------------

                See Notes to Consolidated Financial Statements.

                    AMC ENTERTAINMENT INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

 YEAR (53 WEEKS) ENDED APRIL 3, 1997 AND YEARS (52 WEEKS) ENDED MARCH 28, 1996
                               AND MARCH 30, 1995

NOTE 1--THE COMPANY AND SIGNIFICANT ACCOUNTING POLICIES

    AMC Entertainment Inc. ("AMCE") is a holding company which, through its direct and indirect subsidiaries, including American Multi-Cinema, Inc. ("AMC") and its subsidiaries (collectively with AMCE, unless the context otherwise requires, the "Company"), is principally involved in the operation of motion picture theatres throughout the United States and in Japan and Portugal. The Company is also involved in the business of providing on-screen advertising and other services to AMC and other theatre circuits through a wholly-owned subsidiary, National Cinema Network, Inc.

    Approximately 78% of AMCE's outstanding voting securities are owned by Durwood, Inc. ("DI"). See Note 12 for further description of AMCE's transactions with DI.

    USE OF ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Although these estimates are based on management's knowledge of current events and actions it may undertake in the future, they may ultimately differ from actual results.

    PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of AMCE and all subsidiaries. All significant intercompany balances and transactions have been eliminated.

    FISCAL YEAR: The Company has a 52/53 week fiscal year ending on the Thursday closest to the last day of March. The 1997 fiscal year reflects a 53 week period, fiscal years 1996 and 1995 each reflect a 52 week period. Fiscal year 1998 will reflect a 52 week period.

    REVENUES AND FILM RENTAL COSTS: Revenues are recognized when admissions and concessions sales are received at the theatres. Film rental costs are recognized based on the applicable box office receipts and the terms of the film licenses.

    CASH AND EQUIVALENTS: Cash and equivalents consists of cash on hand and temporary cash investments with original maturities of less than thirty days. The Company invests excess cash in deposits with major banks and in temporary cash investments. Such investments are made only in instruments issued or enhanced by high quality financial institutions (investment grade or better). Amounts invested in a single institution are limited to minimize risk. Under the Company's cash management system, checks issued but not presented to banks frequently result in overdraft balances for accounting purposes and are classified within accounts payable in the balance sheet. The amount of these checks included in accounts payable as of April 3, 1997 and March 28, 1996 was $11,175,000 and $22,848,000, respectively.

    INVESTMENTS: For purposes of determining gross realized gains and losses, the cost of investment securities sold is determined upon specific identification. Proceeds and gross realized gains from the sales in 1995 of equity securities classified as other long-term assets as of March 31, 1994 were $11,689,000 and $1,407,000, respectively.

    REFUNDABLE CONSTRUCTION ADVANCES: Included in receivables as of April 3, 1997 and March 28, 1996 is $33,193,000 and $12,117,000, respectively, due from developers to fund a portion of the

                    AMC ENTERTAINMENT INC. AND SUBSIDIARIES

 YEAR (53 WEEKS) ENDED APRIL 3, 1997 AND YEARS (52 WEEKS) ENDED MARCH 28, 1996
                               AND MARCH 30, 1995

NOTE 1--THE COMPANY AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) construction costs of new theatres that are to be operated by the Company pursuant to lease agreements. These amounts are repaid by the developers either during construction or shortly after completion.

    PROPERTY: Property is recorded at cost. The Company uses the straight-line method in computing depreciation and amortization for financial reporting purposes and accelerated methods, with respect to certain assets, for income tax purposes. The estimated useful lives are generally as follows:

Buildings and improvements..................................  20 to 40 years
Leasehold improvements......................................  5 to 25 years
Furniture, fixtures and equipment...........................  3 to 10 years

    Expenditures for additions (including interest during construction), major renewals and betterments are capitalized, and expenditures for maintenance and repairs are charged to expense as incurred. The cost of assets retired or otherwise disposed of and the related accumulated depreciation are eliminated from the accounts in the year of disposal. Gains or losses resulting from property disposals are credited or charged to operations currently.

    INTANGIBLE ASSETS: Intangible assets are recorded at cost and are comprised of lease rights, which are amounts assigned to theatre leases assumed under favorable terms, and location premiums on acquired theatres which are being amortized on a straight-line basis over the estimated remaining useful life of the theatre. Accumulated amortization on intangible assets was approximately $41,690,000 and $36,035,000 as of April 3, 1997 and March 28, 1996,
respectively.

    Effective December 30, 1994, the Company reduced the estimated lives of lease rights and location premiums on certain smaller theatres to correspond to the base terms of the theatre leases. This change in accounting estimate was made to better match the estimated life of the intangible assets with the life of the theatre due to the Company's strategic plans to primarily own and operate larger theatres. The effect of this change in estimate was to increase amortization expense in 1995 by $1,542,000 and decrease net earnings by $876,000, or $.05 per share.

    OTHER LONG-TERM ASSETS: Other long-term assets are comprised principally of costs incurred in connection with the issuance of debt securities which are being amortized over the respective life of the issue; investments in real estate; investments in partnerships and corporate joint ventures accounted for under the equity method; preopening costs relating to new theatres which are being amortized over two years; and long-term deferred income taxes.

    FOREIGN CURRENCY TRANSLATION: The financial statements of subsidiaries outside the United States are generally measured using the local currency as the functional currency. Assets and liabilities of these subsidiaries are translated at the rates of exchange at the balance sheet date. Income and expense items are translated at average rates of exchange. The resultant translation adjustments are included in foreign currency translation adjustment, a separate component of stockholders' equity. Gains and losses from foreign currency transactions of these subsidiaries are included in net earnings and have not been material.

                    AMC ENTERTAINMENT INC. AND SUBSIDIARIES

 YEAR (53 WEEKS) ENDED APRIL 3, 1997 AND YEARS (52 WEEKS) ENDED MARCH 28, 1996
                               AND MARCH 30, 1995

NOTE 1--THE COMPANY AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    INCOME TAXES: Income taxes are calculated in accordance with Statement of Financial Accounting Standards No. 109 ("SFAS 109"), ACCOUNTING FOR INCOME TAXES. The statement requires that deferred income taxes reflect the impact of temporary differences between the amount of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws and regulations.

    EARNINGS PER SHARE: Primary earnings per share is computed by dividing net earnings for common shares by the sum of the weighted average number of common shares outstanding and outstanding stock options, when their effect is dilutive. The average shares used in the computations were 17,726,000 in 1997, 16,795,000 in 1996 and 16,593,000 in 1995. On a fully diluted basis, both net earnings and shares outstanding are adjusted to assume the conversion of $1.75 Cumulative Convertible Preferred Stock, if dilutive. The average shares used in the computations were 17,940,000 in 1997, 17,031,000 in 1996 and 23,509,000 in 1995.

    CHANGES IN ACCOUNTING PRINCIPLES: During fiscal 1996, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION. The Statement allows companies to measure compensation cost in connection with employee stock compensation plans using a fair value based method or to continue to use an intrinsic value based method to account for stock options and awards. The Company has chosen to continue using the intrinsic value based method while adopting the disclosure-only provisions of the pronouncement.

    During the fourth quarter of fiscal 1996, the Company adopted Statement of Financial Accounting Standards No. 121, ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF ("SFAS 121"). This Statement establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles and goodwill related to those assets to be held and used. In connection with the adoption of this Statement, the Company reviewed the assets and related intangibles of its motion picture theatres for impairment on a disaggregated basis. The expected future cash flows of certain theatres, undiscounted and without interest charges, were less than the carrying value of the assets. As a result, the Company recognized an impairment loss of $1,799,000. The impairment loss represents the amount by which the carrying value of the theatre assets, including intangibles, exceeded the estimated fair value of those assets. The estimated fair value of assets was determined as the present value of estimated expected future cash flows. The loss is included in depreciation and amortization in the Consolidated Statements of Operations.

    During fiscal 1997, the Company continued to review the assets and related intangibles of its motion picture theatres for impairment in accordance with the provisions of SFAS 121. As a result of expected declines in future cash flows of certain theatres the Company recognized an impairment loss of $7,231,000 which is included in depreciation and amortization in the Consolidated Statements of Operations.

    During fiscal 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128 ("SFAS 128"), EARNINGS PER SHARE. SFAS 128 eliminates the presentation of primary and fully diluted earnings per share ("EPS") and requires presentation of basic and diluted EPS. The principal difference between primary and basic EPS is that common stock equivalents are not included with the weighted average number of shares outstanding used in the computation of basic

                    AMC ENTERTAINMENT INC. AND SUBSIDIARIES

 YEAR (53 WEEKS) ENDED APRIL 3, 1997 AND YEARS (52 WEEKS) ENDED MARCH 28, 1996
                               AND MARCH 30, 1995

NOTE 1--THE COMPANY AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
EPS. Diluted EPS is computed similarly to fully diluted EPS. SFAS 128 is effective for periods ending after December 15, 1997, including interim periods, and requires restatement of all prior-period EPS data. Early adoption is not permitted. Management has not yet determined the impact that this statement will have on the Company.

    PRESENTATION: Certain amounts have been reclassified from prior period consolidated financial statements to conform with the current year presentation.

NOTE 2--ACQUISITION

    On January 10, 1997, the Company purchased the 20% minority interest in the common stock of AMC Philadelphia, Inc., an 80% owned subsidiary, for $7,400,000 in cash. The acquisition has been accounted for using the purchase method of accounting. The excess of the purchase price over the fair value of the assets acquired is being amortized on a straight-line basis over the estimated useful life of the assets acquired.

NOTE 3--PROPERTY

    A summary of property is as follows (in thousands):

                                                         1997       1996
                                                       ---------  ---------
Property owned:
  Land...............................................  $  60,090  $  35,610
  Buildings and improvements.........................    221,396    146,061
  Furniture, fixtures and equipment..................    264,619    205,761
  Leasehold improvements.............................    211,720    146,152
                                                       ---------  ---------
                                                         757,825    533,584

  Less--accumulated depreciation and amortization....    246,476    213,654
                                                       ---------  ---------
                                                         511,349    319,930

Property leased under capital leases:
  Buildings..........................................     66,074     67,274
  Less--accumulated amortization.....................     34,365     31,719
                                                       ---------  ---------
                                                          31,709     35,555
                                                       ---------  ---------
                                                       $ 543,058  $ 355,485
                                                       ---------  ---------
                                                       ---------  ---------

    Included in property is $83,558,000 and $35,289,000 of construction in progress as of April 3, 1997 and March 28, 1996, respectively.

                    AMC ENTERTAINMENT INC. AND SUBSIDIARIES

 YEAR (53 WEEKS) ENDED APRIL 3, 1997 AND YEARS (52 WEEKS) ENDED MARCH 28, 1996
                               AND MARCH 30, 1995

NOTE 4--OTHER ASSETS AND LIABILITIES

    Other assets and liabilities consist of the following (in thousands):

                                                           1997       1996
                                                         ---------  ---------
Other current assets:
  Prepaid rent.........................................  $   7,366  $   6,412
  Prepaid income taxes.................................     --          3,074
  Deferred income taxes................................      6,376      3,207
  Other................................................      3,027      2,486
                                                         ---------  ---------
                                                         $  16,769  $  15,179
                                                         ---------  ---------
                                                         ---------  ---------
Other long-term assets:
  Investments in real estate...........................  $  15,329  $   6,922
  Investments in partnerships and corporate joint
    ventures...........................................        733      1,121
  Deferred charges, net................................     12,147      6,203
  Deferred income taxes................................     23,813     24,506
  Preopening costs.....................................      6,519      2,636
  Other................................................      4,263      3,625
                                                         ---------  ---------
                                                         $  62,804  $  45,013
                                                         ---------  ---------
                                                         ---------  ---------
Accrued expenses and other liabilities:
  Taxes other than income..............................  $  10,030  $   7,110
  Income taxes.........................................      6,017     --
  Interest.............................................      1,512        841
  Payroll and vacation.................................      4,982      6,149
  Casualty claims and premiums.........................      4,655      2,034
  Deferred income......................................      8,911     11,634
  Accrued bonus........................................      3,974      7,634
  Other................................................      2,378      7,917
                                                         ---------  ---------
                                                         $  42,459  $  43,319
                                                         ---------  ---------
                                                         ---------  ---------

                    AMC ENTERTAINMENT INC. AND SUBSIDIARIES

 YEAR (53 WEEKS) ENDED APRIL 3, 1997 AND YEARS (52 WEEKS) ENDED MARCH 28, 1996
                               AND MARCH 30, 1995

NOTE 5--CORPORATE BORROWINGS AND CAPITAL LEASE OBLIGATIONS

    A summary of corporate borrowings and capital lease obligations is as follows (in thousands):

                                                          1997       1996
                                                        ---------  ---------
$425 million revolving Credit Facility due 2004.......  $ 110,000  $ 120,000
11 7/8% Senior Notes due 2000.........................        615        614
9 1/2% Senior Subordinated Notes due 2009.............    198,940     --
12 5/8% Senior Subordinated Notes due 2002............      4,882      4,878
Capital lease obligations, interest ranging from
  7 1/4% to 20%.......................................     58,652     62,022
Other indebtedness....................................        635        658
                                                        ---------  ---------
Total.................................................    373,724    188,172
Less-current maturities...............................      3,441      2,904
                                                        ---------  ---------
                                                        $ 370,283  $ 185,268
                                                        ---------  ---------
                                                        ---------  ---------

    On December 28, 1995, the Company completed the redemption of $99,383,000 of its outstanding 11 7/8% Senior Notes due 2000 at a price of $1,117.90 per $1,000 principal amount and $95,096,000 of its outstanding 12 5/8% Senior Subordinated Notes due 2002 at a price of $1,144.95 per $1,000 principal amount. In addition, the terms of the Indentures governing the remaining Senior and Senior Subordinated Notes were amended to eliminate certain restrictive covenants. Sources of funds for the redemption were cash and investments on hand and borrowings on a credit facility. Premiums paid to redeem the Senior and Senior Subordinated Notes, together with the write-off of unamortized debt issue costs and other costs directly related to the debt redemptions, resulted in an extraordinary loss of $19,350,000, net of income tax benefit of $13,400,000. The extraordinary loss reduced earnings per share by $1.15 for the year (52 weeks) ended March 28, 1996.

    As a part of the refinancing plan, the Company entered into a $425 million credit facility (the "Credit Facility"), which was amended and restated as of April 10, 1997. The Credit Facility permits borrowings at interest rates based on either the bank's base rate or LIBOR and requires an annual commitment fee based on margin ratios that could result in a rate of .1875% to .375% on the unused portion of the commitment. The Credit Facility matures in 2004. The commitment thereunder will reduce by $25 million on each of December 31, 2002, March 31, 2003, June 30, 2003 and September 30, 2003 and by $50 million on December 31, 2003. As of April 3, 1997, the Company had outstanding borrowings of $110,000,000 under the Credit Facility at an average interest rate of 6.4% per annum.

    Covenants of the Credit Facility impose limitations on the incurrence of additional indebtedness, creation of liens, change of control, transactions with affiliates, mergers, investments, guaranties, asset sales, business activities and pledges. The Company is also required to maintain certain financial covenants, as defined in the Credit Facility. As of April 3, 1997, the Company was in compliance with all financial covenants relating to the Credit Facility.

    Prior to its April 10, 1997 amendment and restatement, the Credit Facility contained a covenant that generally limited the Company's capital expenditures. This covenant has been eliminated.

                    AMC ENTERTAINMENT INC. AND SUBSIDIARIES

 YEAR (53 WEEKS) ENDED APRIL 3, 1997 AND YEARS (52 WEEKS) ENDED MARCH 28, 1996
                               AND MARCH 30, 1995

NOTE 5--CORPORATE BORROWINGS AND CAPITAL LEASE OBLIGATIONS (CONTINUED)
    Costs related to the establishment of the Credit Facility were capitalized and are charged to interest expense over the life of the Credit Facility. Unamortized issuance costs of $2,821,000 as of April 3, 1997 are included in other long-term assets.

    On March 19, 1997, the Company sold $200 million of Senior Subordinated Notes due 2009 (the "Notes"). The Notes bear interest at the rate of 9 1/2% per annum, payable in March and September. The Notes are redeemable at the option of the Company, in whole or in part, at any time on or after March 15, 2002 at 104.75% of the principal amount thereof, declining ratably to 100% of the principal amount thereof on or after March 15, 2006, plus in each case interest accrued to the redemption date. Upon a change of control (as defined in the Note Indenture), each holder of the Notes will have the right to require the Company to repurchase such holder's Notes at a price equal to 101% of the principal amount thereof plus accrued and unpaid interest to the date of repurchase. The Notes are subordinated to all existing and future senior indebtedness (as defined in the Note Indenture) of the Company.

    The Note Indenture contains certain covenants that, among other things, restrict the ability of the Company and its subsidiaries to incur additional indebtedness and pay dividends or make distributions in respect of their capital stock. If the Notes attain "investment grade status" (as defined in the Note Indenture), the covenants in the Note Indenture limiting the Company's ability to incur additional indebtedness and pay dividends will cease to apply. As of April 3, 1997, the Company was in compliance with all financial covenants relating to the Note Indenture.

    The Note Indenture also requires the Company to use its best efforts to consummate a registered offer to exchange the Notes (the "Exchange Offer") for notes of AMCE with terms identical in all material respects to the Notes or cause a shelf registration statement with respect to the Notes to become effective. In the event that certain filing deadlines as specified in the Note Indenture are not met, the interest rate borne by the Notes could increase as much as 1.0% per annum. The Company anticipates meeting its filing deadlines.

    The discount on the Notes is being amortized to interest expense following the interest method of amortization. Costs related to the issuance of the Notes were capitalized and are charged to interest expense, following the interest method, over the life of the securities. Unamortized issuance costs of $4,572,000 as of April 3, 1997 are included in other long-term assets.

                    AMC ENTERTAINMENT INC. AND SUBSIDIARIES

 YEAR (53 WEEKS) ENDED APRIL 3, 1997 AND YEARS (52 WEEKS) ENDED MARCH 28, 1996
                               AND MARCH 30, 1995

NOTE 5--CORPORATE BORROWINGS AND CAPITAL LEASE OBLIGATIONS (CONTINUED)
    Minimum annual payments required under existing capital lease obligations (net present value thereof) and maturities of corporate borrowings as of April 3, 1997, are as follows (in thousands):

                                CAPITAL LEASE OBLIGATIONS
                          -------------------------------------
                            MINIMUM                     NET
                             LEASE        LESS        PRESENT     CORPORATE
                           PAYMENTS     INTEREST       VALUE     BORROWINGS     TOTAL
                          -----------  -----------  -----------  -----------  ---------
1998....................   $  12,795    $   9,380    $   3,415    $      26   $   3,441
1999....................      12,800        8,715        4,085           30       4,115
2000....................      12,211        8,026        4,185           34       4,219
2001....................      11,939        7,294        4,645          653       5,298
2002....................      11,110        6,529        4,581           43       4,624
Thereafter..............      70,161       32,420       37,741      314,286     352,027
                          -----------  -----------  -----------  -----------  ---------
  Total.................   $ 131,016    $  72,364    $  58,652    $ 315,072   $ 373,724
                          -----------  -----------  -----------  -----------  ---------
                          -----------  -----------  -----------  -----------  ---------

    The Company maintains a letter of credit in the normal course of its business. The unused portion of the letter of credit was $2,378,000 as of April 3, 1997.

NOTE 6--STOCKHOLDERS' EQUITY

    The authorized Common Stock of AMCE consists of two classes of stock. Except for the election of directors, each holder of Common Stock (66 2/3 CENTS par value; 45,000,000 shares authorized) is entitled to one vote per share, and each holder of Class B Stock (66 2/3 CENTS par value; 30,000,000 shares authorized) is entitled to 10 votes per share. Common stockholders voting as a class are presently entitled to elect two of the seven members of AMCE's Board of Directors with Class B stockholders electing the remainder.

    Holders of the Company's stock have no pre-emptive or subscription rights and there are no restrictions with respect to transferability. Holders of the Common Stock have no conversion rights, but holders of Class B Stock may elect to convert at any time on a share-for-share basis into Common Stock.

    The Company has authorized 10,000,000 shares of Preferred Stock
(66 2/3 CENTS par value), of which 3,303,600 shares of $1.75 Cumulative Convertible Preferred Stock (66 2/3 CENTS par value) (the "Convertible Preferred Stock") are issued and outstanding. Dividends are payable quarterly at an annual rate of $1.75 per share. The Convertible Preferred Stock has preference in liquidation in the amount of $25 per share plus accrued and unpaid dividends. The Convertible Preferred Stock is convertible at the option of the holder into shares of Common Stock at a conversion price of $14.50 per share of Common Stock, subject to change in certain events. In lieu of conversion the Company may, at its option, pay to the holder cash equal to the then market value of the Common Stock. The Company may redeem in whole or in part the Convertible Preferred Stock at a redemption price beginning at $26.00 per share, declining ratably to $25.00 per share after March 15, 2001.

                    AMC ENTERTAINMENT INC. AND SUBSIDIARIES

 YEAR (53 WEEKS) ENDED APRIL 3, 1997 AND YEARS (52 WEEKS) ENDED MARCH 28, 1996
                               AND MARCH 30, 1995

NOTE 6--STOCKHOLDERS' EQUITY (CONTINUED)
    During 1997, various holders of the Company's Convertible Preferred Stock converted 696,400 shares into 1,200,589 shares of Common Stock at a conversion rate of 1.724 shares of Common Stock for each share of Convertible Preferred Stock.

STOCK-BASED COMPENSATION PLANS

    In June 1983, AMCE adopted a stock option plan (the "1983 Plan") for selected employees. This plan provided for the grant of rights to purchase shares of Common Stock under both incentive and non-incentive stock option agreements. The number of shares which could be sold under the plan could not exceed 750,000 shares. The 1983 Plan provided that the exercise price could not be less than the fair market value of the stock at the date of grant and unexercised options expired no later than ten years after date of grant. Pursuant to the terms of the 1983 Plan, no further options may be granted under this plan.

    In September 1984, AMCE adopted a non-qualified stock option plan (the "1984 Plan"). This plan provided for the grant of rights to purchase shares of Common Stock under non-qualified stock option agreements. The number of shares which could be sold under the plan could not exceed 750,000 shares. The 1984 Plan provided that the exercise price would be determined by the Company's Stock Option Committee and that the options expired no later than ten years after date of grant. Pursuant to the terms of the 1984 Plan, no further options may be granted under this plan.

    In November 1994, AMCE adopted a stock option and incentive plan (the "1994 Plan"). This plan provides for three basic types of awards: (i) grants of stock options which are either incentive or non-qualified stock options, (ii) grants of stock awards, which may be either performance or restricted stock awards, and
(iii) performance unit awards. The number of shares of Common Stock which may be sold or granted under the plan may not exceed 1,000,000 shares. The 1994 Plan provides that the exercise price for stock options may not be less than the fair market value of the stock at the date of grant and unexercised options expire no later than ten years after date of grant. Options issued under the 1994 Plan vest over two years from the date of issuance.

    The Company has adopted the disclosure-only provisions of SFAS 123. As permitted by SFAS 123, the Company has chosen to continue to account for stock-based compensation using the intrinsic value method. Accordingly, no compensation expense has been recognized for the Company's stock-based compensation plans other than for performance-based stock awards. In 1997 and 1996, the Company granted to certain individuals stock awards which are issuable at the end of a performance period ending April 2, 1998 based on certain performance criteria. The number of shares which may be issued at the end of the performance period ranges from zero to 216,000. The Company recognized compensation expense for performance stock awards of $586,000 and $772,000 in 1997 and 1996, respectively. Had compensation expense for the Company's plans been determined based on the fair value at the grant dates for stock options and awards granted in 1997 and 1996, the Company's net earnings and net earnings for common shares would have been different.

                    AMC ENTERTAINMENT INC. AND SUBSIDIARIES

 YEAR (53 WEEKS) ENDED APRIL 3, 1997 AND YEARS (52 WEEKS) ENDED MARCH 28, 1996
                               AND MARCH 30, 1995

NOTE 6--STOCKHOLDERS' EQUITY (CONTINUED)
    The pro forma amounts under SFAS 123 are indicated below (in thousands except per share amounts):

                                                             1997       1996
                                                           ---------  ---------
Net earnings
  As reported............................................  $  18,995  $   8,021
  Pro forma..............................................  $  18,664  $   8,210
Net earnings per common share
  As reported............................................  $     .74  $     .06
  Pro forma..............................................  $     .72  $     .07

    The following table reflects the weighted average fair value per option granted during the year, as well as the significant weighted average assumptions used in determining fair value using the Black-Scholes option-pricing model:

                                                              1997       1996
                                                            ---------  ---------
Fair value on grant date..................................  $   11.63  $    6.96
Risk-free interest rate...................................       6.24%      5.64%
Expected life (years).....................................          5          5
Expected volatility.......................................       42.9%      46.0%
Expected dividend yield...................................     --         --

                    AMC ENTERTAINMENT INC. AND SUBSIDIARIES

 YEAR (53 WEEKS) ENDED APRIL 3, 1997 AND YEARS (52 WEEKS) ENDED MARCH 28, 1996
                               AND MARCH 30, 1995

NOTE 6--STOCKHOLDERS' EQUITY (CONTINUED)
    A summary of stock option activity under all plans is as follows:

                              1997                          1996                          1995
                  ----------------------------  ----------------------------  ----------------------------
                                  WEIGHTED                      WEIGHTED                      WEIGHTED
                                   AVERAGE                       AVERAGE                       AVERAGE
                    NUMBER     EXERCISE PRICE     NUMBER     EXERCISE PRICE     NUMBER     EXERCISE PRICE
                   OF SHARES      PER SHARE      OF SHARES      PER SHARE      OF SHARES      PER SHARE
                  -----------  ---------------  -----------  ---------------  -----------  ---------------
Outstanding at
  beginning of
  year..........     487,500      $    9.67        776,500      $    9.57        813,300      $    9.29
Granted.........     103,250      $   24.80         23,250      $   14.50         36,500      $   11.75
Canceled........     (17,250)     $   10.04       (229,750)     $    9.46        (33,750)     $    9.38
Exercised.......     (15,000)     $   9.375        (82,500)     $   10.65        (39,550)     $    6.01
                  -----------       -------     -----------       -------     -----------       -------
Outstanding at
  end of year...     558,500      $   12.47        487,500      $    9.67        776,500      $    9.57
                  -----------       -------     -----------       -------     -----------       -------
                  -----------       -------     -----------       -------     -----------       -------
Exercisable at
  end of year...     365,875      $   10.51        233,250      $    9.45        230,000      $    9.79
                  -----------       -------     -----------       -------     -----------       -------
                  -----------       -------     -----------       -------     -----------       -------
Available for
  grant at end
  of year.......     630,500                       746,500                       817,500
                  -----------                   -----------                   -----------
                  -----------                   -----------                   -----------

    The following table summarizes information about stock options as of April 3, 1997:

                                OUTSTANDING STOCK OPTIONS
                   ----------------------------------------------------     EXERCISABLE STOCK OPTIONS
                                 WEIGHTED-AVERAGE                        --------------------------------
    RANGE OF         NUMBER         REMAINING        WEIGHTED-AVERAGE      NUMBER      WEIGHTED-AVERAGE
 EXERCISE PRICES    OF SHARES    CONTRACTUAL LIFE     EXERCISE PRICE      OF SHARES     EXERCISE PRICE
- -----------------  -----------  ------------------  -------------------  -----------  -------------------
 $9.25 to $11.75      436,500        6.3 years           $    9.46          335,250        $    9.51
$14.50 to $18.50       29,250        8.7 years           $   15.94            9,375        $   14.50
$24.50 to $26.375      92,750        9.1 years           $   25.52           21,250        $   24.50
                   -----------      ----------             -------       -----------         -------
$9.25 to $26.375      558,500        6.9 years           $   12.47          365,875        $   10.51
                   -----------      ----------             -------       -----------         -------
                   -----------      ----------             -------       -----------         -------

                    AMC ENTERTAINMENT INC. AND SUBSIDIARIES

 YEAR (53 WEEKS) ENDED APRIL 3, 1997 AND YEARS (52 WEEKS) ENDED MARCH 28, 1996
                               AND MARCH 30, 1995

NOTE 7--INCOME TAXES

    Income taxes reflected in the Consolidated Statements of Operations for the three years ended April 3, 1997 are as follows (in thousands):

                                                    1997       1996       1995
                                                  ---------  ---------  ---------
Current:
  Federal.......................................  $  11,418  $   5,134  $   7,738
  State.........................................      3,958      2,094      4,547
                                                  ---------  ---------  ---------
    Total current...............................     15,376      7,228     12,285
Deferred:
  Federal.......................................     (2,114)    (1,121)    (1,238)
  State.........................................       (362)      (207)      (255)
  Change in valuation allowance.................     --         --        (19,792)
                                                  ---------  ---------  ---------
    Total deferred..............................     (2,476)    (1,328)   (21,285)
                                                  ---------  ---------  ---------
Total provision.................................     12,900      5,900     (9,000)
Tax benefit of extraordinary
  item--extinguishment of debt..................     --         13,400     --
                                                  ---------  ---------  ---------
Total provision before extraordinary item.......  $  12,900  $  19,300  $  (9,000)
                                                  ---------  ---------  ---------
                                                  ---------  ---------  ---------

    The effective tax rate on income before extraordinary items was 40.4%, 41.4%, and (36.0%) in 1997, 1996 and 1995, respectively. The difference between the effective rate and the U.S. federal income tax statutory rate of 35% is accounted for as follows (in thousands):

                                                                    1997       1996       1995
                                                                  ---------  ---------  ---------
Tax on earnings before provision for income tax and
  extraordinary item at statutory rates.........................  $  11,163  $  16,335  $   8,742
Add (subtract) tax effect of:
  State income taxes, net of federal tax benefit................      2,258      3,163      2,973
  Change in valuation allowance.................................     --         --        (19,792)
  Other, net....................................................       (521)      (198)      (923)
                                                                  ---------  ---------  ---------
Income tax provision............................................  $  12,900  $  19,300  $  (9,000)
                                                                  ---------  ---------  ---------
                                                                  ---------  ---------  ---------

                    AMC ENTERTAINMENT INC. AND SUBSIDIARIES

 YEAR (53 WEEKS) ENDED APRIL 3, 1997 AND YEARS (52 WEEKS) ENDED MARCH 28, 1996
                               AND MARCH 30, 1995

NOTE 7--INCOME TAXES (CONTINUED)
    The significant components of deferred income tax assets and liabilities as of April 3, 1997 and March 28, 1996 are as follows (in thousands):

                                                             1997                    1996
                                                    ----------------------  ----------------------
                                                     DEFERRED INCOME TAX     DEFERRED INCOME TAX
                                                    ----------------------  ----------------------
                                                     ASSETS    LIABILITIES   ASSETS    LIABILITIES
                                                    ---------  -----------  ---------  -----------
Accrued reserves and liabilities..................  $   9,189   $     179   $   5,323   $     343
Investments in partnerships.......................     --             495      --             419
Capital lease obligations.........................     11,464      --          10,852      --
Depreciation......................................      5,587      --           7,842      --
Deferred rents....................................      6,254      --           5,266      --
Other.............................................        550       2,181         683       1,491
                                                    ---------  -----------  ---------  -----------
Total.............................................     33,044       2,855      29,966       2,253
Less: Current deferred income taxes...............      6,586         210       3,702         495
                                                    ---------  -----------  ---------  -----------
Total noncurrent deferred income taxes............  $  26,458   $   2,645   $  26,264   $   1,758
                                                    ---------  -----------  ---------  -----------
                                                    ---------  -----------  ---------  -----------
Net noncurrent deferred income taxes..............  $  23,813               $  24,506
                                                    ---------               ---------
                                                    ---------               ---------

    SFAS 109 requires that a valuation allowance be provided against deferred tax assets if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. Based upon positive earnings in recent years and the expectation that taxable income will continue for the foreseeable future, management believes it is more likely than not that the Company will realize its deferred tax assets and, accordingly, no valuation allowance has been provided as of April 3, 1997 and March 28, 1996.

NOTE 8--LEASES

    The majority of the Company's operations are conducted in premises occupied under lease agreements with base terms ranging generally from 15 to 25 years, with certain leases containing options to extend the leases for up to an additional 20 years. The leases provide for fixed rentals and/or rentals based on revenues with a guaranteed minimum. The Company also leases certain equipment under leases expiring at various dates. The majority of the leases provide that the Company will pay all, or substantially all, taxes, maintenance, insurance and certain other operating expenses. Assets held under capital lease obligations are included in property. Performance under some leases has been guaranteed by DI.

                    AMC ENTERTAINMENT INC. AND SUBSIDIARIES

 YEAR (53 WEEKS) ENDED APRIL 3, 1997 AND YEARS (52 WEEKS) ENDED MARCH 28, 1996
                               AND MARCH 30, 1995

NOTE 8--LEASES (CONTINUED)
    Following is a schedule, by year, of future minimum rental payments required under existing operating leases that have initial or remaining non-cancellable terms in excess of one year as of April 3, 1997 (in thousands):

1998...........................................................  $   68,551
1999...........................................................      69,070
2000...........................................................      68,406
2001...........................................................      66,388
2002...........................................................      63,748
Thereafter.....................................................     722,341
                                                                 ----------
  Total minimum payments required..............................  $1,058,504
                                                                 ----------
                                                                 ----------

    The Company has entered into agreements to lease space for the operation of theatres not yet fully constructed. The scheduled completion of construction and theatre openings are at various dates during fiscal 1998. The future minimum rental payments required under the terms of these leases total approximately $429 million.

    In addition, the Company entered into a master lease agreement during fiscal 1997 for three theatres with an expected cost of approximately $81 million. Rental amounts will be based on the final construction costs of the theatres and the lessor's cost of funds and will be finalized as the theatres open. The initial lease term under the agreement will be three years. The master lease agreement provides for a substantial residual value guarantee by the Company and includes purchase and renewal options. The Company expects these leases to be classified as operating leases.

    The Company records rent expense on a straight-line basis over the term of the lease. Included in long-term liabilities as of April 3, 1997 and March 28, 1996 is $16,278,000 and $12,858,000, respectively, of deferred rent representing pro rata future minimum rental payments for leases with scheduled rent increases.

    Rent expense is summarized as follows (in thousands):

                                                   1997       1996       1995
                                                 ---------  ---------  ---------
Minimum rentals................................  $  80,670  $  64,657  $  59,790
Percentage rentals based on revenues...........      2,008      2,354      1,970
                                                 ---------  ---------  ---------
                                                 $  82,678  $  67,011  $  61,760
                                                 ---------  ---------  ---------
                                                 ---------  ---------  ---------

NOTE 9--EMPLOYEE BENEFIT PLANS

    The Company sponsors a non-contributory defined benefit pension plan covering, after a minimum of one year of employment, all employees age 21 or older, who have completed 1,000 hours of service in their first twelve months of employment or in a calendar year and who are not covered by a collective bargaining agreement.

                    AMC ENTERTAINMENT INC. AND SUBSIDIARIES

 YEAR (53 WEEKS) ENDED APRIL 3, 1997 AND YEARS (52 WEEKS) ENDED MARCH 28, 1996
                               AND MARCH 30, 1995

NOTE 9--EMPLOYEE BENEFIT PLANS (CONTINUED)
    The plan calls for benefits to be paid to eligible employees at retirement based primarily upon years of credited service with the Company (not exceeding thirty-five) and the employee's highest five year average compensation. Contributions to the plan reflect benefits attributed to employees' services to date, as well as services expected to be earned in the future. Plan assets are invested in a group annuity contract with an insurance company pursuant to which the plan's benefits are paid to retired and terminated employees and the beneficiaries of deceased employees.

    The following table sets forth the plan's funded status as of December 31, 1996 and 1995 (plan valuation dates) and the amounts included in the Consolidated Balance Sheets as of April 3, 1997 and March 28, 1996 (in thousands):

                                                                             1997       1996
                                                                           ---------  ---------
Actuarial present value of accumulated benefit obligation, including vested benefits of $11,139 and $10,041.................................  $  11,309  $  10,205
                                                                           ---------  ---------
                                                                           ---------  ---------
Projected benefit obligation for service rendered to date................  $  18,489  $  17,051
Plan assets at fair value................................................    (10,857)    (9,580)
                                                                           ---------  ---------
Projected benefit obligation in excess of plan assets....................      7,632      7,471
Unrecognized net loss from past experience different from that assumed
  and effects of changes in assumptions..................................       (686)    (1,509)
Unrecognized net obligation upon adoption being recognized over 15
  years..................................................................     (1,411)    (1,588)
                                                                           ---------  ---------
Pension liability........................................................  $   5,535  $   4,374
                                                                           ---------  ---------
                                                                           ---------  ---------

    Net pension expense includes the following components (in thousands):

                                                       1997       1996       1995
                                                     ---------  ---------  ---------
Service cost.......................................  $   1,191  $     855  $   1,261
Interest cost......................................      1,188        966        971
Actual return on plan assets.......................     (1,218)    (1,630)        55
Net amortization and deferral......................        563      1,096       (190)
                                                     ---------  ---------  ---------
Net pension expense................................  $   1,724  $   1,287  $   2,097
                                                     ---------  ---------  ---------
                                                     ---------  ---------  ---------

    The Company also sponsors a non-contributory Supplemental Executive Retirement Plan (the "SERP") which provides certain employees additional pension benefits. The actuarial present value of accumulated plan benefits related to the SERP was $569,000 and $379,000 as of April 3, 1997 and March 28, 1996, respectively, which is reflected in the Consolidated Balance Sheets.

    The weighted average discount rate used to measure the plans' projected benefit obligations was 7.0% for 1997 and 1996 and 7.75% in 1995. The rate of increase in future compensation levels was 6.0% for 1997, 1996 and 1995 and the expected long-term rate of return on assets was 8.5% for 1997, 1996 and 1995. A limited number of employees are covered by collective bargaining agreements under which payments are made to a union-administered fund.

                    AMC ENTERTAINMENT INC. AND SUBSIDIARIES

 YEAR (53 WEEKS) ENDED APRIL 3, 1997 AND YEARS (52 WEEKS) ENDED MARCH 28, 1996
                               AND MARCH 30, 1995

NOTE 9--EMPLOYEE BENEFIT PLANS (CONTINUED)
    The Company sponsors a voluntary thrift savings plan covering the same employees eligible for the pension plan. Since inception of the savings plan, the Company has matched 50% of each eligible employee's elective contributions, limited to 3% of the employee's salary.

    The Company's expense under the thrift savings plan was $1,270,000, $1,032,000 and $1,015,000 for 1997, 1996 and 1995, respectively.

    The Company currently offers eligible retirees the opportunity to participate in a health plan (medical and dental) and a life insurance plan. Substantially all employees may become eligible for these benefits provided that the employee must be at least 55 years of age and have 15 years of credited service at retirement. The health plan is contributory, with retiree contributions adjusted annually; the life insurance plan is noncontributory. The accounting for the health plan anticipates future modifications to the cost-sharing provisions to provide for retiree premium contributions of approximately 20% of total premiums, increases in deductibles and co-insurance at the medical inflation rate and coordination with Medicare. Retiree health and life insurance plans are not funded. The Company is amortizing the transition obligation on the straight-line method over a period of 20 years.

    The following table sets forth the plans' accumulated postretirement benefit obligation reconciled with the amounts included in the Consolidated Balance Sheets as of April 3, 1997 and March 28, 1996 (in thousands):

                                                                               1997       1996
                                                                             ---------  ---------
Accumulated postretirement benefit obligation:
  Retirees.................................................................  $     618  $     557
  Fully eligible active plan participants..................................        513        438
  Other active plan participants...........................................      1,777      1,292
                                                                             ---------  ---------
Accumulated postretirement benefit obligation..............................      2,908      2,287
Unrecognized net obligation upon adoption being recognized over 20 years...       (697)      (747)
Unrecognized gain (loss)...................................................       (190)       105
                                                                             ---------  ---------
Postretirement benefit liability...........................................  $   2,021  $   1,645
                                                                             ---------  ---------
                                                                             ---------  ---------

    Postretirement expense includes the following components (in thousands):

                                                            1997         1996         1995
                                                         -----------  -----------  -----------
Service cost...........................................   $     199    $     192    $     188
Interest cost..........................................         172          208          202
Net amortization and deferral..........................          50           66           66
                                                              -----        -----        -----
Postretirement expense.................................   $     421    $     466    $     456
                                                              -----        -----        -----
                                                              -----        -----        -----

    For measurement purposes, the annual rate of increase in the per capita cost of covered health care benefits assumed for 1997 was 7.5% for medical and 4.75% for dental. The rates were assumed to decrease gradually to 5.0% for medical and 3.0% for dental at 2020 and remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. Increasing

                    AMC ENTERTAINMENT INC. AND SUBSIDIARIES

 YEAR (53 WEEKS) ENDED APRIL 3, 1997 AND YEARS (52 WEEKS) ENDED MARCH 28, 1996
                               AND MARCH 30, 1995

NOTE 9--EMPLOYEE BENEFIT PLANS (CONTINUED) the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation as of April 3, 1997 by $862,000 and the aggregate of the service and interest cost components of postretirement expense for 1997 by $164,000. The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 7.0% for 1997 and 1996 and 7.75% for 1995.

NOTE 10--CONTINGENCIES

    The Company, in the normal course of business, is party to various legal actions. Management believes that the potential exposure, if any, from such matters would not have a material adverse effect on the financial condition, cash flows or results of operations of the Company.

NOTE 11--FUTURE DISPOSITION OF ASSETS

    The Company has provided reserves for estimated losses from discontinuing the operation of fast food restaurants, for theatres which have been or are expected to be closed and for other future dispositions of assets.

    In conjunction with the opening of certain new theatres in fiscal 1986 through 1988, the Company expanded its food services by leasing additional space adjacent to those theatres to operate specialty fast food restaurants. The Company discontinued operating the restaurants due to unprofitability. The Company continues to sub-lease or to convert to other uses the space leased for these restaurants. The Company is obligated under long-term lease commitments with remaining terms of up to eleven years. As of April 3, 1997, the base rents aggregate approximately $779,000 annually, and $7,150,000 over the remaining term of the leases. As of April 3, 1997, the Company has subleased approximately 55% of the space with remaining terms ranging from 2 months to 68 months. Non-cancellable subleases currently aggregate approximately $496,000 annually, and $4,216,000 over the remaining term of the subleases.

NOTE 12--TRANSACTIONS WITH DURWOOD, INC.

    The Company and DI maintain intercompany accounts. Charges to the intercompany accounts include the allocation of AMC general and administrative expense of $116,000 in 1996 and 1995 and payments made by AMC on behalf of DI. There were no general and administrative allocations in 1997. DI and non-AMCE subsidiaries owed the Company $181,000 and $795,000 as of April 3, 1997 and March 28, 1996, respectively.

    The Board of Directors has approved an agreement (the "Merger Agreement") providing for the Merger of the Company and DI, with the Company remaining as the surviving entity. The Merger has been sought by members of the Durwood family so that they may hold their interests in the Company directly instead of indirectly through DI and a related entity. In the Merger, stockholders of DI would exchange their shares of DI stock for shares of the Company's stock. Although the outstanding shares of the Company's Common Stock will increase and the outstanding shares of its Class B Stock will decrease if the Merger is effected, no aggregate increase in total outstanding shares will occur because the shares of the Company owned by DI will be canceled and the shares of the Company held by other stockholders would not be exchanged in the Merger. A condition to the Merger is that the Merger

                    AMC ENTERTAINMENT INC. AND SUBSIDIARIES

 YEAR (53 WEEKS) ENDED APRIL 3, 1997 AND YEARS (52 WEEKS) ENDED MARCH 28, 1996
                               AND MARCH 30, 1995

NOTE 12--TRANSACTIONS WITH DURWOOD, INC. (CONTINUED)
Agreement receive approval of the holders of a majority of the shares of Common Stock other than DI, the Durwood family, their spouses and children and officers and directors of the Company.

    DI is primarily a holding company with no significant operations or assets other than its equity interest in the Company. Management expects that the Merger will be accounted for as a corporate reorganization and that, accordingly, the recorded balances for consolidated assets, liabilities, total stockholders' equity and results of operations of the Company would not be affected. If the Merger occurs, the Company will be responsible for paying 50% of its costs in connection with the Merger; the aggregate merger costs for both the Company and DI are estimated to be approximately $2 million. Management does not believe that the transaction will have a significant effect on the Company's financial condition, liquidity or capital resources.

NOTE 13--FAIR VALUE OF FINANCIAL INSTRUMENTS

    The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it was practicable to estimate that value.

    The carrying value of cash and equivalents and investments in debt securities approximates fair value because of the short duration of those instruments. The fair value of publicly held corporate borrowings was based upon quoted market prices. For other corporate borrowings, the fair value was based upon rates available to the Company from bank loan agreements or rates based upon the estimated premium over U.S. treasury notes with similar average maturities.

    The estimated fair values of the Company's financial instruments are as follows (in thousands):

                                           1997                  1996
                                   --------------------  --------------------
                                   CARRYING     FAIR     CARRYING     FAIR
                                    AMOUNT      VALUE     AMOUNT      VALUE
                                   ---------  ---------  ---------  ---------
Financial assets:
  Cash and equivalents...........  $  24,715  $  24,715  $  10,795  $  10,795
Financial liabilities:
  Cash overdrafts................  $  11,175  $  11,175  $  22,848  $  22,848
  Corporate borrowings...........    315,072    315,804    126,150    126,992

                    AMC ENTERTAINMENT INC. AND SUBSIDIARIES

                      STATEMENTS OF OPERATIONS BY QUARTER

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                  (UNAUDITED)

                               JUNE 27,   JUNE 29,    SEPT. 26,    SEPT. 28,   DEC. 26,   DEC. 28,   APRIL 3,    MARCH 28,
                                 1996       1995        1996         1995        1996       1995      1997(3)      1996
                               ---------  ---------  -----------  -----------  ---------  ---------  ---------  -----------
Total revenues...............  $ 161,927  $ 153,409   $ 202,436    $ 184,482   $ 163,192  $ 154,970  $ 222,042   $ 163,111
Total cost of operations.....    132,821    118,738     155,593      135,497     130,464    118,252    161,124     118,871
General and administrative...     13,025     11,085      11,647       14,497      13,910     11,437     18,065      15,040
Depreciation and
  amortization...............     11,674      9,972      12,740       10,471      13,129     10,399     22,260(2)     13,044(1)
                               ---------  ---------  -----------  -----------  ---------  ---------  ---------  -----------
Operating income.............      4,407     13,614      22,456       24,017       5,689     14,882     20,593      16,156
Interest expense.............      4,909      8,309       4,852        8,318       5,275      7,883      6,986       4,318
Investment income............        182      2,226         139        2,440         343      1,958        192         428
Gain (loss) on disposition of
  assets.....................         18        (15)        (49)        (123)        (53)       159     --            (243)
                               ---------  ---------  -----------  -----------  ---------  ---------  ---------  -----------
Earnings (loss) before income
  taxes and extraordinary
  item.......................       (302)     7,516      17,694       18,016         704      9,116     13,799      12,023
Income tax provision.........       (125)     3,100       7,125        7,400         285      3,800      5,615       5,000
                               ---------  ---------  -----------  -----------  ---------  ---------  ---------  -----------
Earnings (loss) before
  extraordinary item.........       (177)     4,416      10,569       10,616         419      5,316      8,184       7,023
Extraordinary item--Loss on
  extinguishment of debt (net
  of income tax benefit of
  $13,400)...................     --         --          --           --          --        (19,350)    --          --
                               ---------  ---------  -----------  -----------  ---------  ---------  ---------  -----------
Net earnings (loss)..........  $    (177) $   4,416   $  10,569    $  10,616   $     419  $ (14,034) $   8,184   $   7,023
                               ---------  ---------  -----------  -----------  ---------  ---------  ---------  -----------
                               ---------  ---------  -----------  -----------  ---------  ---------  ---------  -----------
Preferred dividends..........      1,546      1,750       1,454        1,750       1,454      1,750      1,453       1,750
                               ---------  ---------  -----------  -----------  ---------  ---------  ---------  -----------
Net earnings (loss) for
  common shares..............  $  (1,723) $   2,666   $   9,115    $   8,866   $  (1,035) $ (15,784) $   6,731   $   5,273
                               ---------  ---------  -----------  -----------  ---------  ---------  ---------  -----------
                               ---------  ---------  -----------  -----------  ---------  ---------  ---------  -----------
Earnings (loss) per share
  before extraordinary item:
  Primary....................  $    (.10) $     .16   $     .51    $     .53   $    (.06) $     .21  $     .38   $     .31
                               ---------  ---------  -----------  -----------  ---------  ---------  ---------  -----------
                               ---------  ---------  -----------  -----------  ---------  ---------  ---------  -----------
  Fully diluted..............  $    (.10) $     .16   $     .44    $     .45   $    (.06) $     .21  $     .34   $     .29
                               ---------  ---------  -----------  -----------  ---------  ---------  ---------  -----------
                               ---------  ---------  -----------  -----------  ---------  ---------  ---------  -----------
Earnings (loss) per share:
  Primary....................  $    (.10) $     .16   $     .51    $     .53   $    (.06) $    (.93) $     .38   $     .31
                               ---------  ---------  -----------  -----------  ---------  ---------  ---------  -----------
                               ---------  ---------  -----------  -----------  ---------  ---------  ---------  -----------
  Fully diluted..............  $    (.10) $     .16   $     .44    $     .45   $    (.06) $    (.93) $     .34   $     .29
                               ---------  ---------  -----------  -----------  ---------  ---------  ---------  -----------
                               ---------  ---------  -----------  -----------  ---------  ---------  ---------  -----------

                                   FISCAL YEAR
                               --------------------
                                1997(3)     1996
                               ---------  ---------
Total revenues...............  $ 749,597  $ 655,972
Total cost of operations.....    580,002    491,358
General and administrative...     56,647     52,059
Depreciation and
  amortization...............     59,803     43,886
                               ---------  ---------
Operating income.............     53,145     68,669
Interest expense.............     22,022     28,828
Investment income............        856      7,052
Gain (loss) on disposition of
  assets.....................        (84)      (222)
                               ---------  ---------
Earnings (loss) before income
  taxes and extraordinary
  item.......................     31,895     46,671
Income tax provision.........     12,900     19,300
                               ---------  ---------
Earnings (loss) before
  extraordinary item.........     18,995     27,371
Extraordinary item--Loss on
  extinguishment of debt (net
  of income tax benefit of
  $13,400)...................     --        (19,350)
                               ---------  ---------
Net earnings (loss)..........  $  18,995  $   8,021
                               ---------  ---------
                               ---------  ---------
Preferred dividends..........      5,907      7,000
                               ---------  ---------
Net earnings (loss) for
  common shares..............  $  13,088  $   1,021
                               ---------  ---------
                               ---------  ---------
Earnings (loss) per share
  before extraordinary item:
  Primary....................  $     .74  $    1.21
                               ---------  ---------
                               ---------  ---------
  Fully diluted..............  $     .73  $    1.20
                               ---------  ---------
                               ---------  ---------
Earnings (loss) per share:
  Primary....................  $     .74  $     .06
                               ---------  ---------
                               ---------  ---------
  Fully diluted..............  $     .73  $     .06
                               ---------  ---------
                               ---------  ---------

- --------------

(1) During the fourth quarter of 1996, the Company adopted Statement of Financial Accounting Standards No. 121 ("SFAS 121"), ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF. As a result, the Company recognized an impairment loss under SFAS 121 of $1,799.

(2) During the fourth quarter of 1997, the Company recognized an impairment loss under SFAS 121 of $7,231.

(3) Fiscal year 1997 consists of 53 weeks and the fiscal quarter ended April 3, 1997 consists of 14 weeks.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

    NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                               ------------------

                               TABLE OF CONTENTS

                                                        PAGE
                                                        -----
Available Information..............................           1
Prospectus Summary.................................           2
Risk Factors.......................................          14
The Company........................................          22
Use of Proceeds....................................          25
Capitalization.....................................          26
Distributions......................................          27
Dilution...........................................          29
The Company's Selected Financial Information.......          30
The Company's Management's Discussion and Analysis
  of Financial Condition and Results of
  Operations.......................................          32
Business of the Company and its Properties.........          35
Leases.............................................          49
Management.........................................          55
AMC Entertainment Inc..............................          62
Certain Relationships and Transactions.............          76
Policies and Objectives with Respect to Certain
  Activities.......................................          77
Conflicts of Interest..............................          79
The Formation Transactions.........................          80
Principal Shareholders of the Company..............          83
Relationship Between AMCE and the Company after the
  Formation Transactions...........................          84
Description of Shares of Beneficial Interest.......          86
Certain Provisions of Maryland Law and of the
  Company's Declaration of Trust and Bylaws........          89
Shares Available for Future Sale...................          92
Federal Income Tax Considerations..................          92
Underwriting.......................................         104
Experts............................................         105
Validity of Shares.................................         105
Glossary...........................................         106
Index to Financial Statements......................         F-1

                               ------------------

    THROUGH AND INCLUDING,               , 1997 (THE 25TH DAY AFTER THE DATE OF
THIS PROSPECTUS), ALL DEALERS EFFECTING TRANSACTIONS IN THE SHARES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                               13,700,000 SHARES

                         ENTERTAINMENT PROPERTIES TRUST

                                COMMON SHARES OF
                              BENEFICIAL INTEREST
                           (PAR VALUE $.01 PER SHARE)

                             ---------------------

                                   PROSPECTUS

                             ---------------------

                              GOLDMAN, SACHS & CO.

                           MORGAN STANLEY DEAN WITTER

                              SALOMON BROTHERS INC

                                  FURMAN SELZ

                       PRUDENTIAL SECURITIES INCORPORATED

                      REPRESENTATIVES OF THE UNDERWRITERS

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                    PART II.

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 31. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    The following table itemizes the expenses incurred by the Registrant in connection with the offering of the shares being registered. All the amounts shown are estimates (other than the SEC registration fee and the NASD fee).

                                                                    AMOUNT
                                                                   ---------
SEC registration fee.............................................  $ 100,145

NASD fee.........................................................     30,500

New York Stock Exchange listing fee..............................      *

Printing and engraving fees......................................    250,000

Legal fees and expenses (other than Blue Sky)....................      *

Accounting fees and expenses.....................................      *

Blue Sky fees and expenses (including fees of counsel)...........      *

Other (including expenses related to the Formation
  Transactions)..................................................      *
                                                                   ---------

    Total........................................................  $   *
                                                                   ---------
                                                                   ---------

- --------------

*   To be filed by amendment.

ITEM 32. SALES TO SPECIAL PARTIES.

    See Item 33.

ITEM 33. RECENT SALES OF UNREGISTERED SECURITIES.

    On August 28, 1997, the Company issued 50 shares of Common Stock to Robert
L. Harris and 50 shares of Common Stock to David M. Brain at a purchase price of $20.00 per share. Such shares were issued in a transaction exempt from registration pursuant to Section 4(2) of the Securities Act of 1933.

ITEM 34. INDEMNIFICATION OF TRUSTEES AND OFFICERS.

    Maryland law permits a Maryland corporation to include in its declaration of trust a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment as being material to the cause of action. The Registrant's declaration of trust contains such a provision which eliminates such liability to the maximum extent permitted by Maryland law.

    The Registrant's officers and trustees are and will be indemnified under the Registrant's declaration of trust against certain liabilities. The Registrant's declaration of trust provides that the Registrant will, to the maximum extent permitted by Maryland law in effect from time to time, indemnify and pay or reimburse reasonable expenses in advance of final disposition of a proceeding to
(a) any individual who is a present or former trustee or officer of the Registrant or (b) any individual who, while a trustee or officer of the Registrant and at the request of the Registrant, serves or has served another real estate investment trust, corporation, partnership, joint venture, trust, employee benefit plan or any other enterprise as a director, officer, shareholder, partner or trustee of such real estate investment trust corporation, partnership, joint venture, employee benefit plan or other enterprise. The Registrant has the power, with the approval of the Registrant's Board of Trustees, to provide such indemnification and advancement of expenses to a person who served a predecessor of the Registrant in any of the capacities described in (a) or (b) above and to any employee or agent of the Registrant or its predecessors.

    Maryland law permits a Maryland real estate investment trust to indemnify and advance expenses to its trustees, officers, employees and agents to the same extent as permitted by the Maryland General Corporation Law ("MGCL") for directors, officers, employees and agents of a Maryland corporation. The MGCL requires a corporation (unless its charter provides otherwise, which the Registrant's declaration of trust does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made a party by reason of his or her service in that capacity. The MGCL permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under the MGCL, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that personal benefit was improperly received, unless in either case a court orders indemnification and then only for expenses. In addition, the MGCL permits a corporation to advance reasonable expenses to a director or officer upon the corporation's receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the company and (b) a written undertaking by or on his or her behalf to repay the amount paid or reimbursed by the company if it shall ultimately be determined that the standard of conduct was not met.

    The Registrant has entered into indemnity agreements with each of its officers and trustees which provide for reimbursement of all expenses and liabilities of such officer or trustee, arising out of any lawsuit or claim against such officer or trustee due to the fact that he or she was or is serving as an officer or trustee, except for such liabilities and expenses (a) the payment of which is judicially determined to be unlawful, (b) relating to claims under Section 16(b) of the Exchange Act or (c) relating to judicially determined criminal violations.

    The form of Underwriting Agreement filed as an exhibit to this Registration Statement provides for the reciprocal indemnifications by the Underwriters of the Registrant, and its trustees, officers and controlling persons, and by the Registrant of the Underwriters, and their respective directors, officers and controlling persons, against certain liabilities under the Securities Act.

ITEM 35. TREATMENT OF PROCEEDS FROM STOCK BEING REGISTERED.

    The consideration to be received by the Registrant for the shares registered will be credited to the appropriate capital account.

ITEM 36. FINANCIAL STATEMENTS AND EXHIBITS.

    See Index to Financial Statements and Index to Exhibits.

ITEM 37. UNDERTAKINGS.

    The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    The Registrant hereby undertakes that: (1) for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and (2) for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

    PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-11 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF KANSAS CITY, STATE OF MISSOURI, ON THE 10th DAY OF SEPTEMBER, 1997.

                                ENTERTAINMENT PROPERTIES TRUST

                                By:              /s/ PETER C. BROWN
                                     -----------------------------------------

    Each of the undersigned officers and/or trustees of the Registrant hereby constitutes and appoints Peter C. Brown, Robert L. Harris and David M. Brain, and each of them, as his or her attorneys-in-fact and agents, for him or her and in his or her place and stead to execute any and all amendments, including post-effective amendments, to this Registration Statement, or any registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, in the capacities set forth opposite his or her name, and file the same, with exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and hereby ratify all that said attorneys-in-fact, or any of them, may do by virtue hereof.

    Pursuant to requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

          SIGNATURE                       TITLE                    DATE
- ------------------------------  --------------------------  -------------------

      /s/ PETER C. BROWN        Chairman of the Board of
- ------------------------------    Trustees (Principal       September 10, 1997
        PETER C. BROWN            Executive Officer)

     /s/ ROBERT L. HARRIS       President, Chief
- ------------------------------    Development Officer and   September 10, 1997
       ROBERT L. HARRIS           Trustee

      /s/ DAVID M. BRAIN        Chief Financial Officer
- ------------------------------    (Principal Financial and  September 10, 1997
        DAVID M. BRAIN            Accounting Officer)

                               INDEX TO EXHIBITS

  EXHIBIT NO.                                DOCUMENT DESCRIPTION
- ---------------  -----------------------------------------------------------------------------
          1*     Form of Underwriting Agreement among Entertainment Properties Trust (the
                   "Company") and Goldman, Sachs & Co., Morgan Stanley & Co. Incorporated,
                   Salomon Brothers Inc, Furman Selz LLC and Prudential Securities
                   Incorporated as representatives of the several underwriters named therein

         4.1     Declaration of Trust of the Company

        4.2*     Amended and Restated Declaration of Trust of the Company

         4.3     Bylaws of the Company

        4.4*     Form of share certificate for common shares of beneficial interest of the
                   Company

          5*     Opinion of Sullivan & Cromwell as to the legality of the shares being registered

          8*     Opinion of Sullivan & Cromwell as to certain tax matters

       10.1*     Form of Purchase Agreement between the Company and American Multi-Cinema,
                   Inc.

       10.2*     Form of Option Agreement between the Company and American Multi-Cinema, Inc.
                   and between the Company and Clip Funding

       10.3*     Form of AMCE Right to Purchase Agreement between the Company and AMC
                   Entertainment Inc.

       10.4*     Form of Lease entered into between the Company and American Multi-Cinema,
                   Inc., including the guarantee of AMC Entertainment Inc.

       10.5*     Credit Agreement

       10.6*     Form of Indemnification Agreement entered into between the Company and each of its trustees

       10.7*     Share Option Program

       10.8*     Share Purchase Program

       10.9*     Restricted Share Program

      10.10*     Annual Incentive Program

      10.11*     Employment Agreement with Robert L. Harris

      10.12*     Employment Agreement with David M. Brain

         21*     Subsidiaries of the Company

       23.1*     Consent of Sullivan & Cromwell (included in Exhibits 5 and 8)

        23.2     Consent of Ernst & Young LLP

        23.3     Consent of Coopers & Lybrand L.L.P.

        23.4     Consent of Robert J. Druten

        23.5     Consent of Scott Ward

         24*     Power of Attorney pursuant to which amendments to this Registration Statement may be filed (included on the signature page)

- --------------

*   To be filed by amendment.